Form 10-K, Exhibit 13
period 1994-07-31
TORO CO
filed 1994-10-28
CIK 737758

FINANCIAL HIGHLIGHTS
Strong Growth Continues at Toro

CONTENTS
Letter to Stockholders                 2
Review of Operations                   4
Eleven-Year Selected                  12
Financial Data
Management's Discussion               14
and Analysis
Financial Statements                  19
Notes to Consolidated                 22
Financial Statements
Directors, Officers and               29
Stockholder Information


TORO DELIVERED RECORD SALES AND A 71 PERCENT EARNINGS INCREASE DURING 1994 WHILE ALSO INVESTING HEAVILY FOR THE FUTURE IN KEY ELEMENTS OF THE OPERATION. MOMENTUM CONTINUES TO BUILD INDICATING ANOTHER GOOD YEAR IN 1995.

EXPANDED AND ENHANCED DISTRIBUTION CHANNELS BROUGHT TORO CLOSER TO ITS CUSTOMERS AND IMPROVED THE COMPETITIVE POSITION OF ITS PRODUCT LINES.

AGGRESSIVE ADVERTISING AND MARKETING PROGRAMS REINFORCED TORO'S BRAND EQUITY.

AGGRESSIVE RESEARCH AND DEVELOPMENT INVESTMENTS CONTINUED TO TRANSLATE TRENDS AND CUSTOMER NEEDS INTO MARKET-LEADING NEW PRODUCTS.

TORO'S BALANCE SHEET CONTINUED TO STRENGTHEN AS THE COMPANY REDUCED LONG-TERM DEBT BY $37 MILLION DURING THE YEAR.


- - - - ------------------------------------------------------------------------------------
(Dollars in thousands, except per-share data)
Years ended July 31                                     1994        1993    % Change
- - - - ------------------------------------------------------------------------------------
Net sales                                           $794,341    $684,324       16.1%
Net earnings                                          22,230      13,040       70.5
Percent of net sales                                     2.8%        1.9%
- - - - ------------------------------------------------------------------------------------
Net earnings per share of common stock and
  common stock equivalent                              $1.71       $1.05       62.9
Dividends per share of common stock outstanding         0.48        0.48
- - - - ------------------------------------------------------------------------------------
Return on:
  Beginning common stockholders' equity                 15.4%        9.8%
  Average common stockholders' equity                   14.2         9.4
  Average invested capital                              10.8         7.8
- - - - ------------------------------------------------------------------------------------
AT YEAR END
Working capital                                     $175,783    $193,870       (9.3)
Total assets                                         443,639     419,203        5.8
Total debt                                           101,325     137,970      (26.6)
Common stockholders' equity                          168,652     144,601       16.6
Book value per common share                            13.43       11.78       14.0
- - - - ------------------------------------------------------------------------------------
Number of common stockholders                          7,541       7,968       (5.4)
Average number of employees                            3,434       3,117       10.2
- - - - ------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


                                   The Toro Company     1994 Annual Report     1

THE TORO COMPANY
Eleven-Year Selected Financial Data


- - - - --------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per-share data)
Years ended July 31                                                 1994        1993        1992*       1991        1990**
- - - - --------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Net sales                                                       $794,341    $684,324    $643,748    $718,105    $750,931

EARNINGS:
Net earnings (loss)                                               22,230      13,040     (23,753)      9,700      16,558
Percent of sales                                                     2.8%        1.9%       (3.7)%       1.4%        2.2%
Per share of common stock and
  common stock equivalent                                       $   1.71    $   1.05    $  (1.98)   $   0.81    $   1.55

DIVIDENDS:
On common stock outstanding                                        5,993       5,824       5,753       5,700       4,797
Per share of common stock outstanding                               0.48        0.48        0.48        0.48        0.48

RETURN ON:
Beginning common stockholders' equity                               15.4%        9.8%      (14.8)%       6.4%       16.4%
Average common stockholders' equity                                 14.2%        9.4%      (16.2)%       6.4%       14.4%

SUMMARY OF FINANCIAL POSITION:
Current assets                                                  $364,495    $344,130    $332,517    $318,753    $320,204
Current liabilities                                              188,712     150,260     122,087     107,981     130,452
  Working capital                                                175,783     193,870     210,430     210,772     189,752
Non-current assets                                                79,144      75,073      88,793      96,551     103,347
  Total assets                                                   443,639     419,203     421,310     415,304     423,551
Non-current liabilities, excluding long-term debt                  5,250       1,372       2,509       1,469       6,112

CAPITALIZATION:
Long-term debt, less current portion                              81,025     122,970     164,100     145,295     134,400
Redeemable preferred stock                                            --          --          --          --          --
Common stockholders' equity                                      168,652     144,601     132,614     160,559     152,587
Total capitalization                                             249,677     267,571     296,714     305,854     286,987
Book value per common share                                        13.43       11.78       11.01       13.48       12.92

STOCK DATA:
Number of shares of common stock
  outstanding (in thousands)                                      12,561      12,270      12,042      11,913      11,814
Number of common stockholders                                      7,541       7,968       8,386       8,503       7,706
Low price                                                       $ 19 3/4    $ 11 3/8    $ 12 1/8    $ 11        $ 20 1/2
High price                                                        30 1/2      21 7/8      17 1/2      24 1/4      30
Close price                                                       22 5/8      19 3/4      13          15 3/4      24 1/4
- - - - --------------------------------------------------------------------------------------------------------------------------

  *Includes restructuring costs of $24.9 million, or $1.41 per share.
 **The company's consolidated financial statements include results of operations of Lawn-Boy Inc. from November 7, 1989, the date of acquisition. ***The company's consolidated financial statements include results of operations of Wheel Horse Products, Inc. from December 19, 1986, the date of acquisition.


12   The Toro Company     1994 Annual Report

- - - - --------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per-share data)
Years ended July 31                                     1989        1988        1987***     1986        1985        1984
- - - - --------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Net sales                                           $643,566    $609,205    $521,123    $406,664    $336,813    $280,249

EARNINGS:
Net earnings (loss)                                   22,096      20,048      17,032      15,491      13,224       8,306
Percent of sales                                         3.4%        3.3%        3.3%        3.8%        3.9%        3.0%
Per share of common stock and
  common stock equivalent                           $   2.10    $   1.84    $   1.52    $   1.34    $   1.11    $   0.65

DIVIDENDS:
On common stock outstanding                            4,793       4,410       3,599       2,942       2,034         334
Per share of common stock outstanding                   0.48        0.43        0.35        0.28        0.20        0.03

RETURN ON:
Beginning common stockholders' equity                   25.8%       26.3%       25.1%       20.4%       19.3%       12.4%
Average common stockholders' equity                     23.8%       24.4%       24.0%       23.1%       17.4%       11.8%

SUMMARY OF FINANCIAL POSITION:
Current assets                                      $266,176    $262,638    $245,574    $195,635    $186,678    $183,446
Current liabilities                                  123,377     126,796     102,913      89,382      69,713      52,658
  Working capital                                    142,799     135,842     142,661     106,253     116,965     130,788
Non-current assets                                    59,807      57,430      53,970      32,930      29,452      29,365
  Total assets                                       325,983     320,068     299,544     228,565     216,130     212,811
Non-current liabilities, excluding long-term debt      2,329       2,887       3,273       2,432       3,922       3,849

CAPITALIZATION:
Long-term debt, less current portion                  96,730      99,347     110,903      63,198      61,935      81,526
Redeemable preferred stock                             6,000       9,000      10,500      10,500      10,500      14,829
Common stockholders' equity                           97,547      82,038      71,957      63,053      70,060      59,949
Total capitalization                                 200,277     190,385     193,360     136,751     142,495     156,304
Book value per common share                             9.85        8.16        7.01        6.06        6.84        5.97

STOCK DATA:
Number of shares of common stock
  outstanding (in thousands)                           9,902      10,049      10,272      10,401      10,245      10,041
Number of common stockholders                          7,527       6,802       5,587       3,821       4,288       4,136
Low price                                           $ 17        $ 11 1/8    $ 14        $ 10 3/8   $  6  5/8    $  6
High price                                            22 7/8      24 7/8      22 1/4      19 1/2     11  3/8       8 1/8
Close price                                           21 1/2      19 1/4      19 5/8      18 3/4     10  1/2       6 2/3
- - - - --------------------------------------------------------------------------------------------------------------------------


                                   The Toro Company      1994 Annual Report   13

THE TORO COMPANY
Management's Discussion and Analysis of Financial Condition and Results of Operations


Results of Operations

The company's product, distribution and operational strategies continued to drive the sales and earnings growth in 1994. Worldwide net sales rose to $794.3 million, a 16.1% increase from the $684.3 million in 1993. Net earnings for 1994 were $22.2 million compared to $13.0 million in 1993.

     The table below summarizes operating results included in the Consolidated Statements of Operations for 1994, 1993 and 1992. A discussion of the changes follows the table.

SUMMARY

- - - - --------------------------------------------------------------------------------
(Dollars in millions except per share data)
Years ended July 31               1994  % Change      1993  % Change      1992
- - - - --------------------------------------------------------------------------------
Net sales                       $794.3      16.1%   $684.3       6.3%   $643.7
Cost of sales                    506.8      13.8     445.5       6.3     419.1
- - - - --------------------------------------------------------------------------------
Gross profit                     287.5      20.4     238.8       6.3     224.6
Selling, general and
  administrative expense         244.9      20.4     203.4      (8.9)    223.2
Restructuring expense               --        --        --        --      24.9
- - - - --------------------------------------------------------------------------------
Earnings (loss) from
  operations                      42.6      20.3      35.4        --     (23.5)
Interest expense                  13.6     (20.9)     17.2      (8.0)     18.7
Other income, net                 (8.0)    158.1      (3.1)    (57.5)     (7.3)
- - - - --------------------------------------------------------------------------------
Earnings (loss) before
  income taxes                    37.0      73.7      21.3        --     (34.9)
Provision (benefit) for
  income taxes                    14.8      78.3       8.3        --     (11.1)
- - - - --------------------------------------------------------------------------------
Net earnings (loss)             $ 22.2      70.8%   $ 13.0        --%   $(23.8)
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------
Net earnings (loss)
  per common and common
  share equivalent*              $1.71      62.9%    $1.05        --%   $(1.98)
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------

*Loss per share calculations for fiscal 1992 are based on weighted average common shares outstanding, excluding common stock equivalents due to their anti-dilutive effect.

SALES

- - - - --------------------------------------------------------------------------------
Net Sales (Dollars in millions)
Years ended July 31               1994  % Change      1993  % Change      1992
- - - - --------------------------------------------------------------------------------
Consumer                        $425.8      26.0%   $338.0       2.6%   $329.3
Commercial                       253.2       8.0     234.5       9.2     214.7
Irrigation                       115.3       3.1     111.8      12.1      99.7
- - - - --------------------------------------------------------------------------------
  Total*                        $794.3      16.1%   $684.3       6.3%   $643.7
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------
*Includes International
  sales of                      $130.1       0.5%   $129.4      (2.1)%  $132.2
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------

Certain prior year sales amounts have been reclassified to reflect the current year presentation.


FISCAL 1994 COMPARED TO FISCAL 1993

Worldwide sales increased $110.0 million to $794.3 million with increases in all product lines.

CONSUMER PRODUCTS
Worldwide consumer sales rose 26.0% to $425.8 million in 1994. Consumer product sales represented 53.6% and 49.4% of consolidated sales for 1994 and 1993, respectively. International sales included in consumer product sales increased $4.4 million from the previous year.

     There were strong performances in all consumer products. The new lawn and garden tractor lines were well accepted and all snow products sold out. Lawn-Boy-R- walk power mowers were successful because of new product offerings and lower retail price points. Increased sales of electric appliance products including blowers, trimmers and low-voltage lighting were primarily the result of product improvements and retail pricing strategies.

COMMERCIAL PRODUCTS
Worldwide commercial sales increased $18.7 million over the prior year. Domestic sales rose 11.8%, while international sales declined 1.5%. The domestic increase is attributed to strong golf and commercial turf markets. The improved economy had a positive impact on municipalities and other tax-supported customers as these entities continued to purchase more efficient, labor-saving equipment. Golf sales continued to be strong because of new course openings as well as existing courses updating their maintenance equipment. ProLine-R- sales strengthened compared to the prior year as a result of the improved economy combined with increased market share. Sluggish economies in Europe and Japan had a slightly negative impact on international sales.

IRRIGATION PRODUCTS
Worldwide irrigation sales rose 3.1% to $115.3 million in 1994. Domestic irrigation sales increased $3.6 million over 1993 while international irrigation sales decreased $0.1 million. During 1994, the company reorganized irrigation distribution to better respond to customer needs.


14   The Toro Company     1994 Annual Report

INTERNATIONAL MARKETS
International sales are included in the preceding net sales table. International sales have increased 0.5% to $130.1 million in 1994. The majority of the international sales increase was because of the change from a two-step distribution system to a direct distribution system in Canada which resulted in volume increases. Increases in the Pacific Rim were related to the expansion of the golf market. These increases were offset by a decline in European sales because of the continuing weak economy.


FISCAL 1993 COMPARED TO FISCAL 1992

Worldwide net sales increased $40.6 million to $684.3 million with increases in all product lines.

CONSUMER PRODUCTS
Worldwide consumer sales increased $8.7 million to $338.0 million in 1993. Consumer sales represented 49.4% and 51.2% of consolidated sales for 1993 and 1992, respectively. Domestic sales increased 4.2%, while international sales decreased 7.6%. International sales included in consumer sales were down $3.4 million from the previous year.

     The largest sales growth occurred in Lawn-Boy-R- walk power mowers. This growth was the result of expanded distribution in the mass merchant channel and reduced pricing levels on new product introductions.

COMMERCIAL PRODUCTS
Worldwide commercial sales increased $19.8 million to $234.5 million in 1993. Domestic sales rose 10.0%, while international sales rose 7.4%. The increase is attributed to new product introductions, especially the Workman-R- vehicle line, which was well received and sold out early in the year. Also, overall sales increased over the prior year because of an improving economy which had a positive impact on municipalities and other tax-supported customers as these entities purchased more efficient, labor-saving equipment.

     ProLine-R- sales increased because of the introduction of new and improved products, and continued growth in the professional lawn service industry.

     Golf sales were strong as courses updated their maintenance equipment.

IRRIGATION PRODUCTS
Worldwide irrigation sales increased $12.1 million to $111.8 million in 1993. Domestic sales increased $16.1 million over 1992 while international sales declined $4.0 million. The domestic sales increase was the result of unusually low distributor and dealer inventory levels at the beginning of the year, new product introductions, expanded distribution in the mass merchant channel and favorable economic conditions in several key markets.

INTERNATIONAL MARKETS
International sales are included in the preceding net sales table. International sales decreased 2.1% to $129.4 million in 1993 primarily because of a strengthened U.S. dollar in the Canadian and European markets. Irrigation sales suffered the greatest decline because of weak economies in the company's key markets which had a negative impact on new golf course construction. Consumer sales were down because of the weak economies in key markets and competitive pressures from locally manufactured brands. Commercial sales were ahead of the prior year by $4.8 million principally because of new product introductions.

COST TRENDS AND PROFIT MARGINS

- - - - --------------------------------------------------------------------------------
Margins (Percent of net sales)
Years ended July 31                                   1994      1993      1992
- - - - --------------------------------------------------------------------------------
Gross profit                                          36.2%     34.9%     34.9%
Operating profit (loss)                                5.4       5.2      (3.7)
Pretax earnings (loss)                                 4.7       3.1      (5.4)
Net earnings (loss)                                    2.8       1.9      (3.7)
- - - - --------------------------------------------------------------------------------


FISCAL 1994 COMPARED TO FISCAL 1993

Gross profit for 1994 increased 20.4% to $287.5 million over the 1993 amount of $238.8 million because of a combination of increased sales, improved plant utilization and improved inventory controls.


FISCAL 1993 COMPARED TO FISCAL 1992

Gross profit for 1993 increased 6.3% to $238.8 million over the 1992 amount of $224.6 million principally because of increased sales and improved manufacturing efficiencies. 1993 gross profit as a percent of sales did not change from the prior year. However, excluding the prior year's LIFO benefit, gross profit as a percent of sales for 1992 would have been 34.0%.

     1993 gross profit improved as a result of the restructuring initiatives implemented in 1992. Specifically, consolidation of certain manufacturing functions and lower spending levels resulted in increased plant utilization which lowered the break-even point.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE (SG&A)

- - - - --------------------------------------------------------------------------------
SG&A Expense (Dollars in millions)
                                          % of            % of            % of
                                          Net             Net             Net
Years ended July 31               1994   Sales    1993   Sales    1992   Sales
- - - - --------------------------------------------------------------------------------
Administrative                  $ 80.3    10.0% $ 73.0    10.7% $ 64.8    10.1%
Sales and marketing               96.1    12.1    71.2    10.4    90.0    14.0
Warranty                          29.0     3.7    26.3     3.8    28.0     4.3
Distributor/dealer
  financing
  (floor plan)                     8.6     1.1     7.6     1.1    13.5     2.1
Research and
  development                     30.9     3.9    25.3     3.7    26.9     4.2
- - - - --------------------------------------------------------------------------------
Total                           $244.9    30.8% $203.4    29.7% $223.2    34.7%
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------


                                   The Toro Company      1994 Annual Report   15

FISCAL 1994 COMPARED TO FISCAL 1993

SG&A expense was up $41.5 million from 1993 and as a percent of sales, SG&A expense was 30.8% for 1994 compared with 29.7% for 1993.

     The increase in administrative expense of $7.3 million consisted of the start up cost of the company's recycling equipment division (debris), increased investment in information systems technology, the cost associated with the realignment of the irrigation manufacturing operations in Riverside, California and distributor marketing support for the company's product lines. These increases were offset by a reduction in employee performance based incentives, product liability and group health insurance costs.

     Sales and marketing expense was up $24.9 million from the prior year. As a percent of net sales, sales and marketing expense was 12.1%, up from 10.4% in 1993. This increase reflects the company's increased sales volume, additional marketing personnel and an increase in brand advertising and market research.

     Warranty expense increased by $2.7 million and as a percent of sales was 3.7% as compared to 3.8% in 1993. The $2.7 million increase relates to increased sales volume and charges for a lawn tractor component modification, a walk power mower gas tank issue and a walk power mower brake issue.

     Distributor/dealer financing (floor plan) expense represents the cost incurred by the company to share the costs of financing dealer and distributor inventory. This expense was up $1.0 million in 1994 because of the sales increase, which was offset partially by lower field inventory levels held by dealers.

     Research and development expense was up $5.6 million from 1993 primarily because of the addition of personnel to support new product development and enhancements to existing products.


FISCAL 1993 COMPARED TO FISCAL 1992

SG&A expense was down $19.8 million from 1992. As a percent of sales, SG&A expense was 29.7% for 1993 compared to 34.7% for 1992. The decrease in SG&A expense was attributable to cost control and restructuring initiatives implemented in 1992.

     The increase in administrative expense of $8.2 million was primarily the result of increased employee incentives which were based on the company's performance, costs incurred to enhance the company's distribution channels and the resumption of contributions to the company's Employee Stock Ownership Plan
(ESOP). These expenses were not incurred in 1992.

     Sales and marketing expense was down $18.8 million from the prior year. As a percent of net sales, sales and marketing expense was 10.4%, down from the 14.0% for 1992. This decline reflected the results of actions implemented by the company to lower costs through the realignment of the consumer and irrigation divisions and changes in marketing and distribution strategies.

     Warranty expense was down slightly from the amounts incurred in 1992 and as a percent of net sales was 3.8% in 1993, down from 4.3% in 1992. The change was the result of ongoing quality improvements and prior year quality issues on specific consumer and irrigation products corrected in 1992.

     Distributor/dealer financing (floor plan) expense was down $5.9 million in 1993 because of the following: the company was shipping closer to the selling season resulting in a reduced financing period; lower field inventory levels held by dealers and distributors throughout the year; and a decline in interest rates.

    Research and development expense was down $1.6 million from 1992. This decrease was because the majority of the costs to develop the Workman-R- vehicle line were incurred in 1992 and also because of the efficiencies gained through cost control measures implemented with the realignment of the consumer division.

RESTRUCTURING EXPENSE IN FISCAL 1992

In the second quarter of 1992, the company recorded restructuring expenses of $15.0 million ($10.2 million after-tax) related to consolidation of consumer product manufacturing, marketing and administrative operations. The charge covered costs for plant closings, workforce reductions, discontinued products and other related costs.

     In addition, the company incurred restructuring expenses in the fourth quarter of 1992 of $9.9 million ($6.7 million after-tax) related to the facility closing of a consumer riding products manufacturing plant, an irrigation controller assembly operation and a satellite distribution center. This restructuring was part of the company's plan to increase its competitiveness and profitability by consolidating manufacturing and warehousing activities.


INTEREST EXPENSE
FISCAL 1994 COMPARED TO FISCAL 1993

Interest expense for 1994 was down $3.6 million from the $17.2 million reported for 1993. This decline was primarily the result of calling $24.9 million of outstanding debt in July 1993 and a lower interest rate on short-term borrowing.


FISCAL 1993 COMPARED TO FISCAL 1992

Interest expense for 1993 was down $1.5 million from the $18.7 million reported for 1992. This decline was primarily the result of decreased short-term borrowing levels and lower short-term interest rates during the year. Short-term borrowing was down from 1992 because of the company's focus on asset management and improving working capital.


16   The Toro Company     1994 Annual Report

OTHER INCOME, NET
FISCAL 1994 COMPARED TO FISCAL 1993

Other income, net was $4.9 million greater than the $3.1 million reported in 1993. This increase was principally the result of the settlement of a patent infringement lawsuit and a lawsuit relating to the purchase of Lawn-Boy,-R- Inc. The majority of the other income, net was finance revenue from dealers and distributors of $4.2 million which was earned by the Toro Credit Company (TCC), a consolidated finance subsidiary of The Toro Company (see footnote 13 regarding
TCC).


FISCAL 1993 COMPARED TO FISCAL 1992

Other income, net was $4.2 million less than the $7.3 million reported in 1992. The decrease was principally because of losses incurred in the start-up of a fertilizer joint venture investment, foreign currency exchange losses and reduced royalty fees related to a one-time settlement of a paid-up license received in 1992 related to a patent lawsuit. The majority of the other income, net was finance revenue from dealers and distributors of $4.4 million which was earned by the Toro Credit Company (TCC), a consolidated finance subsidiary of The Toro Company (see footnote 13 regarding TCC).


PROVISION (BENEFIT) FOR TAXES
FISCAL 1994 COMPARED TO FISCAL 1993

The effective tax rate increased to 40.0% of pretax earnings in 1994 from 38.9% of pretax earnings in 1993. The increase was the result of an increase in the effective tax rate on reversing timing differences and the effect of state income taxes. Effective August 1, 1992, the company adopted Financial Accounting Standards No. 109 and has reflected a deferred tax asset/liability on the accompanying balance sheets. The net deferred tax asset is $26.0 million which is principally the result of timing differences on warranty reserves, the provision for bad debts and distributor reserves (see footnote 4) accrued for financial statement purposes which are not deductible for tax purposes. The total future tax deductions related to the net deferred tax asset total $90.0 million, and management believes these will be realized during periods in which the company will generate sufficient taxable income. Including the available tax carry back history of the company, the company will be required to generate book and taxable income of $7.0 million to support the net deferred tax asset reflected on the balance sheet. The company anticipates the effective tax rate in 1995 to continue at 40%.


FISCAL 1993 COMPARED TO FISCAL 1992

The effective tax rate increased to 38.9% of pretax earnings in 1993 from 31.9% of pretax losses in 1992. The profitable environment normalized the tax rate of 38.9% for federal and state income taxes. Effective August 1, 1992, the company adopted Financial Accounting Standards No. 109 "Accounting for Income Taxes" (FAS 109). The net deferred tax asset resulted primarily from warranty reserves and restructuring charges for which a tax deduction was not yet available.


NET EARNINGS (LOSS)
FISCAL 1994 COMPARED TO FISCAL 1993

Net earnings for 1994 was $22.2 million or $1.71 per share, as compared to net earnings of $13.0 million or $1.05 per share in 1993. The improved earnings was principally the result of increased sales and improved gross margin which were partially offset by investments in new products, manufacturing and distribution enhancements.


FISCAL 1993 COMPARED TO FISCAL 1992

Net earnings for 1993 was $13.0 million or $1.05 per share, a significant increase over the net loss of $23.8 million or $1.98 loss per share in 1992. The earnings improvement was principally the result of increased sales, the company's restructuring efforts initiated during 1992 and lower interest costs.


LIQUIDITY AND CAPITAL RESOURCES

The company continues to improve its balance sheet by focusing on debt reduction and closely aligning working capital needs with the best available financing alternatives. This was demonstrated by the continued reduction of long-term debt by $36.7 million in 1994.

FUNDS FROM OPERATIONS

Cash flows from operations decreased $44.3 million from 1993. The majority of this decrease was the result of increased inventories in anticipation of strong fall demand and increased accounts receivable because of the sales growth. These increases were offset by the increase in accounts payable and accrued expenses and the increase in cash flows from operating earnings.

CASH FLOW FROM OPERATIONS

- - - - --------------------------------------------------------------------------------
                          89        90        91        92        93        94
- - - - --------------------------------------------------------------------------------
(Millions)             $17.8     $(0.4)    $43.9     $40.9     $72.1     $27.8
- - - - --------------------------------------------------------------------------------


                                    The Toro Company     1994 Annual Report   17

ASSETS
Total assets as of July 31, 1994, were $443.6 million, up $24.4 million from 1993. The largest increase occurred in inventory which was up $40.0 million from the prior year. This increase was principally the result of ending 1994 with higher inventories in anticipation of strong fall demand for most products. In addition, deferred income taxes and other assets increased over the prior year. These increases were offset by a decrease in cash and cash equivalents which declined $25.6 million to $36.2 million as a result of improved cash management combined with the repayment of $40.6 million in long-term debt.

WORKING CAPITAL
Working capital at July 31, 1994, was $175.8 million, a decrease of $18.1 million from the $193.9 million reported in 1993. The current ratio for 1994 was
1.9 versus 2.3 in 1993. Working capital as a percent of sales was 22.1% in 1994 compared to 28.3% in 1993.

     The changes listed above result from current assets increasing $20.4 million while current liabilities increased $38.5 million. The majority of the increase in current liabilities was the result of an increase in accounts payable, accrued marketing programs and an accrual for the costs necessary to implement the company's distribution strategies.

CAPITAL STRUCTURE
Long-term debt includes:
- - - - - $50.0 million of 11% sinking fund debentures, due August 2017 with sinking fund payments after 1998:

- - - - - $2.3 million of variable rate industrial revenue bonds, due annually August
1995 through August 2009:

- - - - - $4.0 million variable rate industrial revenue bond, due annually June 1995 through June 2004:

- - - - - $45.0 million of subordinated and senior notes, due September 1994 through
August 1996 bearing interest rates of 7.38% to 9.57%.

TOTAL DEBT

- - - - --------------------------------------------------------------------------------
                          89        90        91        92        93        94
- - - - --------------------------------------------------------------------------------
(Millions)            $114.4    $154.5    $155.3    $164.1    $138.0    $101.3
- - - - --------------------------------------------------------------------------------

CAPITALIZATION

- - - - --------------------------------------------------------------------------------
                          89        90        91        92        93        94
- - - - --------------------------------------------------------------------------------
(Millions)            $200.3    $287.0    $305.9    $296.7    $267.6    $249.7
- - - - --------------------------------------------------------------------------------

     Total debt at July 31, 1994, was $101.3 million, down $36.7 million from $138.0 million at July 31, 1993. Of this balance $20.3 million is current. The amount of total long-term debt attributable to Toro Credit Company, the company's consolidated finance subsidiary, was $45.0 million at July 31, 1994, compared to $60.0 million at July 31, 1993.

     During 1994 the company made scheduled payments on maturing debt of $40.6 million. The total debt to total capital ratio decreased from 48.8% in 1993 to 37.5% in 1994. This decrease was the result of lower debt levels and an increased equity position as a result of current year earnings and the annual payment of the company's Employee Stock Ownership Plan (ESOP) receivable.

     Total capitalization at July 31, 1994, consisted of $81.0 million of long-term debt and $168.7 million in stockholders' equity.

CREDIT LINES AND OTHER CAPITAL RESOURCES
The company's seasonal working capital requirements are funded with $100.0 million of unsecured bank credit lines. Average borrowings under these lines were $12.9 million in 1994. There were no aggregate outstanding borrowings on these lines at July 31, 1994. In 1993, the company had $120.0 million of unsecured bank credit lines. Average borrowings under these lines were $10.6 million in 1993. There were no aggregate outstanding borrowings on these lines at July 31, 1993. The increase in average borrowing was the result of the reduction in long-term debt.

     Additionally, the company's resources included two bankers' acceptance financing agreements totaling $40.0 million in 1994 and one bankers' acceptance financing agreement of $20.0 million in 1993. The company had no amounts outstanding under these agreements at July 31, 1994, and July 31, 1993.

SUMMARY
The Toro Company's long-term initiatives contributed to the financial growth in 1994. In addition, significant investments in key areas strengthened the company's competitiveness. Sales increased as a result of product improvements, the improved economy, pricing strategies and an increased focus on brand advertising. The company's balance sheet was strengthened through the reduction of long-term debt and solid asset management.

     The company anticipates that 1995's results will continue the trends established in 1994 and position the company to deliver sustainable future growth.

18   The Toro Company     1994 Annual Report

THE TORO COMPANY
Independent Auditors' Report


The Stockholders and Board of Directors
The Toro Company:

We have audited the accompanying consolidated balance sheets of The Toro Company and subsidiaries as of July 31, 1994 and 1993, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended July 31, 1994. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Toro Company and subsidiaries as of July 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 1994 in conformity with generally accepted accounting principles.


                                        KPMG Peat Marwick LLP

Minneapolis, Minnesota
September 8, 1994


THE TORO COMPANY
Consolidated Statements of Operations


- - - - --------------------------------------------------------------------------------
(Dollars in thousands, except per-share data)
Years ended July 31                               1994        1993        1992
- - - - --------------------------------------------------------------------------------
Net sales                                     $794,341    $684,324    $643,748
Cost of sales                                  506,816     445,495     419,138
- - - - --------------------------------------------------------------------------------
  Gross profit                                 287,525     238,829     224,610
Selling, general and administrative expense    244,943     203,377     223,166
Restructuring expense                               --          --      24,900
- - - - --------------------------------------------------------------------------------
  Earnings (loss) from operations               42,582      35,452     (23,456)
Interest expense                                13,562      17,150      18,726
Other income, net                               (8,030)     (3,053)     (7,279)
- - - - --------------------------------------------------------------------------------
  Earnings (loss) before income taxes           37,050      21,355     (34,903)
Provision (benefit) for income taxes            14,820       8,315     (11,150)
- - - - --------------------------------------------------------------------------------
  Net earnings (loss)                         $ 22,230    $ 13,040    $(23,753)
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------
Net earnings (loss) per share of common
  stock and common stock equivalent           $   1.71    $   1.05    $  (1.98)
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------

The financial statements should be read in conjunction with the Notes to Consolidated Financial Statements.


                                    The Toro Company     1994 Annual Report   19

THE TORO COMPANY
Consolidated Balance Sheets


- - - - --------------------------------------------------------------------------------
(Dollars in thousands, except per-share data) July 31         1994        1993
- - - - --------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                               $ 36,231    $ 61,793
  Receivables:
    Customers                                              185,620     180,927
    Other                                                    5,765      5,025
- - - - --------------------------------------------------------------------------------
      Subtotal                                             191,385     185,952
      Less allowance for doubtful accounts                   7,702       5,589
- - - - --------------------------------------------------------------------------------
      Total receivables                                    183,683     180,363
- - - - --------------------------------------------------------------------------------
  Inventories                                              118,764      78,708
  Prepaid expenses                                           1,111       4,476
  Deferred income tax benefits                              24,706      18,790
- - - - --------------------------------------------------------------------------------
      Total current assets                                 364,495     344,130
- - - - --------------------------------------------------------------------------------
Property, plant and equipment:
  Land and land improvements                                 5,516       4,478
  Buildings and leasehold improvements                      42,359      41,548
  Equipment                                                137,603     127,371
- - - - --------------------------------------------------------------------------------
      Subtotal                                             185,478     173,397
      Less accumulated depreciation and amortization       126,635     113,428
- - - - --------------------------------------------------------------------------------
      Total property, plant and equipment                   58,843      59,969
  Deferred income taxes                                      1,296          --
  Other assets                                              19,005      15,104
- - - - --------------------------------------------------------------------------------
      Total assets                                        $443,639    $419,203
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt                       $ 20,300    $ 15,000
  Accounts payable                                          37,035      28,786
  Accrued warranty                                          32,476      26,995
  Accrued marketing programs                                29,290      20,552
  Accrued restructuring                                      5,083       9,637
  Accrued payroll                                            5,542       4,994
  Other accrued liabilities                                 55,482      42,472
  Accrued income taxes                                       3,504       1,824
- - - - --------------------------------------------------------------------------------
      Total current liabilities                            188,712     150,260
- - - - --------------------------------------------------------------------------------
Deferred income taxes                                           --       1,372
Long-term debt, less current portion                        81,025     122,970
Deferred income                                              5,250          --
Common stockholder's equity:
  Common stock, par value $1.00, authorized
    35,000,000 shares; issued and outstanding
    12,561,204 shares in 1994 (net of 76,153
    treasury shares) and 12,270,404 shares in
    1993 (net of 307,469 treasury shares)                   12,561      12,270
  Additional paid-in capital                                49,420      44,898
  Retained earnings                                        109,688      93,451
  Foreign currency translation adjustment                     (405)       (795)
- - - - --------------------------------------------------------------------------------
      Subtotal                                             171,264     149,824
  Receivable from ESOP                                      (2,612)     (5,223)
- - - - --------------------------------------------------------------------------------
      Total common stockholders' equity                    168,652     144,601
- - - - --------------------------------------------------------------------------------
      Total liabilities and common stockholders' equity   $443,639    $419,203
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------


The financial statements should be read in conjunction with the Notes to Consolidated Financial Statements.


20   The Toro Company     1994 Annual Report

THE TORO COMPANY
Consolidated Statements of Cash Flows


- - - - --------------------------------------------------------------------------------
(Dollars in thousands) Years ended July 31        1994        1993        1992
- - - - --------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)                         $ 22,230    $ 13,040    $(23,753)
  Adjustments to reconcile net earnings
    (loss) to net cash provided by
    operating activities:
  Provision for depreciation and amortization   18,839      19,245      21,971
  Loss on disposal of property, plant
    and equipment                                1,265       1,230       1,037
  Deferred income taxes                         (2,668)     (1,547)    (13,263)
  Tax benefits related to employee
   stock option transactions                       953          --          --
  Changes in operating assets and
    liabilities:
    Net receivables                             (3,320)     28,199      21,376
    Inventories                                (40,056)     (4,583)      9,174
    Prepaid expenses and deferred
      income tax benefits                       (2,551)      3,396      (4,057)
    Accounts payable and accrued expenses       31,472      11,438      28,025
    Accrued income taxes                         1,680       1,714         413
- - - - --------------------------------------------------------------------------------
      Net cash provided by operating
        activities                              27,844      72,132      40,923
- - - - --------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment   (18,173)    (11,397)    (13,687)
  Proceeds from asset disposals                    267       2,323         220
  (Increase) decrease in other assets           (4,973)      2,319      (1,603)
- - - - --------------------------------------------------------------------------------
      Net cash used in investing activities    (22,879)     (6,755)    (15,250)
- - - - --------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Decrease in sale of receivables                   --      (1,892)    (21,809)
  Proceeds from issuance of long-term debt       4,000          --      20,000
  Repayments of long-term debt                 (40,645)    (26,130)    (11,195)
  Proceeds from deferred income                  5,250          --          --
  Proceeds from exercise of stock options        6,144       3,771       2,355
  Purchases of common stock                     (2,284)       (816)       (794)
  Dividends on common stock                     (5,993)     (5,824)     (5,753)
  Repayments from ESOP                           2,611       2,611          --
- - - - --------------------------------------------------------------------------------
      Net cash used in financing activities    (30,917)    (28,280)    (17,196)
- - - - --------------------------------------------------------------------------------
FOREIGN CURRENCY TRANSLATION ADJUSTMENT            390        (795)          _

Net increase (decrease) in cash                (25,562)     36,302       8,477
Cash and cash equivalents at
  beginning of year                             61,793      25,491      17,014
- - - - --------------------------------------------------------------------------------
Cash and cash equivalents at end of year      $ 36,231    $ 61,793    $ 25,491
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------
Supplemental disclosures of
  cash flow information:
  Cash paid during the year for:
    Interest                                  $ 14,092    $ 17,138    $ 22,245
    Income taxes                                19,498       8,148       1,548
- - - - --------------------------------------------------------------------------------

The financial statements should be read in conjunction with the Notes to Consolidated Financial Statements.


                                    The Toro Company     1994 Annual Report   21

THE TORO COMPANY
Notes to Consolidated Financial Statements


1 Summary of Significant Accounting Policies and Related Data

BASIS OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of The Toro Company and all of its domestic and foreign subsidiaries (the company). Investments in 50% or less owned companies are accounted for by the equity method. The accounts of foreign subsidiaries, which are not material, have been adjusted to conform to U.S. accounting principles and practices and have been converted to appropriate U.S. dollar equivalents. All material intercompany accounts and transactions have been eliminated from the consolidated financial statements.

CASH AND CASH EQUIVALENTS
The company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
The provision for doubtful accounts included in selling, general and administrative expense was $3,032,000 in 1994, $2,500,000 in 1993 and $4,083,000
in 1992.

INVENTORIES
The majority of all inventories are valued at the lower of cost or net realizable value with cost determined by the last-in, first-out (LIFO) method. Had the first-in, first-out (FIFO) method of cost determination been used, inventories would have been $19,204,000 and $17,221,000 higher than reported at July 31, 1994 and 1993, respectively. Using the FIFO method, inventories were $63,473,000 and $51,252,000 of work-in-process and $74,495,000 and $44,677,000 of finished goods at July 31, 1994 and 1993, respectively. During 1992 the company liquidated certain LIFO inventory quantities carried at lower costs prevailing in prior years. The effect was to reduce the 1992 net loss by $4,120,000 or $0.34 per common share.

PROPERTY AND DEPRECIATION
Property, plant and equipment are carried at cost. The company provides for depreciation of plant and equipment utilizing the straight-line method over the estimated useful lives of the assets. Buildings, including leasehold improvements, are generally depreciated over 10 to 45 years and equipment over 3 to 7 years. Tooling costs are generally amortized using the units of production basis. Expenditures for major renewals and betterments which substantially increase the useful lives of existing assets are capitalized, and maintenance and repairs are charged to operating expenses as incurred. The cost and related accumulated depreciation of all plant and equipment disposed of are removed from the accounts, and any gain or loss from such disposal is included in current period earnings.

ACCRUED WARRANTY
The company provides an accrual for estimated future warranty costs based upon the historical relationship of warranty costs to sales.

DEFERRED INCOME
An interest rate exchange agreement was entered into primarily as a hedge against interest costs on long-term debt. The net interest differential to be received or paid and the $5,250,000 deferred income will be recognized, commencing August 1, 1997, over the term of the agreement as an adjustment to interest expense.

FOREIGN CURRENCY TRANSLATION
The functional currency of the company's foreign operations is the applicable local currency. The functional currency is translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" which is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses resulting from such translations are included in stockholders' equity. Gains or losses resulting from foreign currency transactions are included in other income, net.

ACCOUNTING FOR REVENUES
Revenue is recognized at the time products are shipped to distributors, dealers or direct accounts.

COST OF FINANCING DISTRIBUTOR/DEALER INVENTORY (FLOOR PLAN)
Included in selling, general and administrative expense are costs associated with various programs in which the company shares costs of financing distributor and dealer inventories. These costs of $8,587,000 in 1994, $7,606,000 in 1993 and $13,483,000 in 1992 are charged against operations as incurred.

RESEARCH AND DEVELOPMENT
Expenditures for research and development, including engineering, of $30,864,000 in 1994, $25,293,000 in 1993 and $26,932,000 in 1992 are charged against operations as incurred.

DISTRIBUTION
Included in selling, general and administrative expense are costs associated with changes to the company's distribution channels. These costs were $4,300,000 in 1994 and $4,500,000 in 1993. Costs for distribution changes were not separately identified in 1992. Those costs associated with business changes are accrued on the basis of historical experience, while costs related to specific changes to the company's distribution system are recorded when authorized.


22   The Toro Company     1994 Annual Report

INCOME TAXES
Effective August 1, 1992, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (FAS 109) which requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the new method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Adoption of Statement 109 had an immaterial effect on the company's 1992 consolidated statement of operations. The company has reflected the necessary deferred tax asset/liability in the accompanying balance sheets. Management believes the future tax deductions will be realized in periods in which the company will generate sufficient taxable income to realize the benefit of the tax deductions.

EARNINGS (LOSS) PER SHARE OF COMMON STOCK AND COMMON STOCK EQUIVALENT Earnings (loss) per share of common stock and common stock equivalent are computed by dividing net earnings (loss) by the weighted average number of common shares and common stock equivalents outstanding during the respective periods. Common stock equivalents include potentially dilutive stock options. These shares are included under the treasury stock method using the average market price of the company's stock during each period. The effect of full dilution using the year-end price of the company's shares is immaterial. Loss per share calculations for 1992 are based on weighted average common shares outstanding excluding common stock equivalents due to their anti-dilutive affect.

RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform with the current year presentation.


2  Short-term Capital Resources

At July 31, 1994, the company had available unsecured lines of credit with five banks in the aggregate of $100,000,000. The terms of these agreements require the company to pay a fee of 1/4 percent per year on the available lines of credit. This fee is recorded by the company as interest expense. The company had no amounts outstanding under these lines at July 31, 1994, and 1993.

     In addition, the company's capital resources include two $20,000,000 bankers' acceptance financing agreements in 1994 and one $20,000,000 bankers' acceptance financing agreement in 1993. The company had no amounts outstanding under these agreements at July 31, 1994, and 1993.


3  Long-term Debt

A summary of long-term debt is as follows:

- - - - --------------------------------------------------------------------------------
(Dollars in thousands) July 31                                1994        1993
- - - - --------------------------------------------------------------------------------
11% Sinking Fund Debentures due annually
  August 1998-2017                                        $ 50,000    $ 50,000
Industrial Revenue Bonds due annually
  August 1995-2009 with various interest rates               2,325       2,970
Industrial Revenue Bond due annually
  June 1995-2004 with various interest rates                 4,000          --
10.0% senior note due September 1993                            --      15,000
9.0% senior notes due August 1994,
  paid July 1994                                                --      25,000
9.4% senior notes due September 1994                        10,000      10,000
9.45% senior note due February 1995                         10,000      10,000
7.38% senior note due August 1995                           10,000      10,000
9.57% senior note due January 1996                           5,000       5,000
9.53% senior note due August 1996                           10,000      10,000
- - - - --------------------------------------------------------------------------------
                                                           101,325     137,970
Less current portion                                        20,300      15,000
- - - - --------------------------------------------------------------------------------
Long-term debt, less current portion                      $ 81,025    $122,970
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------

     The weighted average interest rate on long-term debt for 1994 was 9.8 percent (9.8 percent in 1993 and 9.9 percent in 1992) based upon actual interest expense of $12,236,000 in 1994 ($16,118,000 in 1993 and $16,248,000 in 1992),
including commitment and facility fees and weighted average long-term debt outstanding of $125,388,000 in 1994 ($164,107,000 in 1993 and $164,876,000 in
1992).

     During the year the company entered into an interest rate exchange agreement with a bank to preserve the value of the call option included in the $50,000,000, 11%, long-term sinking fund notes due August 1, 1998-2017, and to realize the benefit of current interest rates. As a result of this agreement the company received $5,250,000 which is recorded as deferred income on the consolidated balance sheets. In return, the company is obligated to pay 10.25% on a notational amount of $50,000,000 from August 1, 1997 through July 31, 2002 and the company will receive payments based on a floating rate equal to the London Interbank Offered Rate (LIBOR) on the notational amount of $50,000,000 for the same period.


                                    The Toro Company     1994 Annual Report   23

     Under the terms of the long-term debt agreements and the interest rate exchange agreement, the company is subject to certain covenants. At July 31, 1994, the company was in compliance with all such covenants.

     The terms of certain agreements of the Toro Credit Company restrict the payment of dividends and loans or advances to the parent company. Toro Credit retained earnings of approximately $22,192,000 were available for dividends to its parent at July 31, 1994.

     Principal payments required on long-term debt in each of the next five years ending July 31 are as follows: 1995, $20,300,000; 1996, $16,090,000; 1997,
$10,460,000; 1998, $485,000; 1999, $515,000; and after 1999, $53,475,000.


4  Income Taxes

A reconciliation of the statutory federal income tax rate to the company's effective tax rate is summarized as follows:

- - - - --------------------------------------------------------------------------------
Years ended July 31                               1994        1993        1992
- - - - --------------------------------------------------------------------------------
Statutory federal income tax rate                 35.0%       34.0%      (34.0)%
Increase (reduction) in income taxes
  resulting from:
    Benefits from foreign sales
    corporation                                   (1.6)       (1.7)       (0.3)
State and local income taxes, net
  of federal income tax benefit                    2.4         1.9         1.7
Effect of foreign source income                    1.3         0.5         0.2
Other, net                                         2.9         4.2         0.5
- - - - --------------------------------------------------------------------------------
Consolidated effective tax rate                   40.0%       38.9%      (31.9)%
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------

     Components of the provision (benefit) for income taxes are as follows:

- - - - --------------------------------------------------------------------------------
(Dollars in thousands)
Years ended July 31                               1994        1993        1992
- - - - --------------------------------------------------------------------------------
Current:
  Federal                                      $18,487     $ 8,986    $  1,233
  State                                          2,610         876         880
- - - - --------------------------------------------------------------------------------
                                                21,097       9,862       2,113
- - - - --------------------------------------------------------------------------------
Deferred:
  Federal                                       (5,059)     (1,288)    (13,263)
  State                                         (1,218)       (259)         --
- - - - --------------------------------------------------------------------------------
                                                (6,277)     (1,547)    (13,263)
- - - - --------------------------------------------------------------------------------
Provision (benefit) for income taxes           $14,820     $ 8,315    $(11,150)
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------


     The tax effects of temporary differences that give rise to the deferred assets and deferred liabilities at July 31, 1994, and 1993 are presented below.

- - - - --------------------------------------------------------------------------------
(Dollars in thousands)
Years ended July 31                                           1994        1993
- - - - --------------------------------------------------------------------------------
Inventory reserves                                         $  (902)    $(1,649)
Depreciation expense                                         1,296      (1,372)
Warranty reserves                                           12,688       9,859
Provision for doubtful accounts                              3,256       3,265
Distributor reserves                                         2,858       2,148
Uniform capitalization                                       2,310       1,213
Restructuring expense                                        1,965       3,691
Accrued retirement                                           1,820       1,600
Other                                                          711      (1,337)
- - - - --------------------------------------------------------------------------------
Consolidated deferred income tax assets and (liabilities)  $26,002     $17,418
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------

     The significant components of deferred income tax expense for the year ended July 31, 1992, resulting from timing differences in the recognition of income and expense for income tax and financial reporting purposes are as follows:

- - - - --------------------------------------------------------------------------------
(Dollars in thousands)
Year ended July 31                                                        1992
- - - - --------------------------------------------------------------------------------
Accrued warranty costs                                                $ (1,962)
Addition to allowance for doubtful accounts                             (1,430)
Accrued expenses                                                          (836)
Depreciation                                                            (2,261)
Restructuring accruals                                                  (6,290)
Other                                                                     (484)
- - - - --------------------------------------------------------------------------------
Provision for deferred income taxes                                   $(13,263)
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------

     During the year ended July 31, 1994, $953,000 was added to additional paid-in capital in accordance with "Accounting Principal Board" opinion 25 reflecting the permanent book to tax difference in accounting for tax benefits related to employee stock option transactions.


24   The Toro Company     1994 Annual Report

5  Stockholders' Equity

Changes in common stock, additional paid-in capital, retained earnings, receivable from ESOP and foreign currency translation adjustment during fiscal years ended July 31, 1994, 1993 and 1992 were as follows:

- - - - ----------------------------------------------------------------------------------------------------------------
                                                                                                       Foreign
                                                       Additional                    Receivable       Currency
                                            Common        Paid-in       Retained           from    Translation
(Dollars in thousands)                       Stock        Capital       Earnings           ESOP     Adjustment
- - - - ----------------------------------------------------------------------------------------------------------------
Balance at July 31, 1991                   $11,913        $40,739       $115,741        $(7,834)         $  --
Common dividends paid ($0.48 per share)         --             --         (5,753)            --             --
Issuance of 178,848 shares under stock
  option plans                                 179          2,176             --             --             --
Purchase of 50,269 common shares               (50)          (744)            --             --             --
Net loss                                        --             --        (23,753)            --             --
- - - - ----------------------------------------------------------------------------------------------------------------
Balance at July 31, 1992                    12,042         42,171         86,235         (7,834)            --
- - - - ----------------------------------------------------------------------------------------------------------------
- - - - ----------------------------------------------------------------------------------------------------------------
Common dividends paid ($0.48 per share)         --             --         (5,824)            --             --
Issuance of 272,149 shares under stock
  option plans                                 272          3,499             --             --             --
Purchase of 43,242 common shares               (44)          (772)            --             --             --
Payment received from ESOP                      --             --             --          2,611             --
Foreign currency translation adjustment         --             --             --             --           (795)
Net earnings                                    --             --         13,040             --             --
- - - - ----------------------------------------------------------------------------------------------------------------
Balance at July 31, 1993                    12,270         44,898         93,451         (5,223)          (795)
- - - - ----------------------------------------------------------------------------------------------------------------
- - - - ----------------------------------------------------------------------------------------------------------------
Common dividends paid ($0.48 per share)         --             --         (5,993)            --             --
Issuance of 388,558 shares under stock
  option plans                                 388          5,756             --             --             --
Purchase of 97,758 common shares               (97)        (2,187)            --             --             --
Payment received from ESOP                      --             --             --          2,611             --
Foreign currency translation adjustment         --             --             --             --            390
Tax benefits related to employee
  stock option transactions                     --            953             --             --             --
Net earnings                                    --             --         22,230             --             --
- - - - ----------------------------------------------------------------------------------------------------------------
Balance at July 31, 1994                   $12,561        $49,420       $109,688        $(2,612)         $(405)
- - - - ----------------------------------------------------------------------------------------------------------------
- - - - ----------------------------------------------------------------------------------------------------------------

     Under the terms of a Preferred Stock Rights Agreement established June 14, 1988, each share of the company's common stock entitles its holder to one preferred share purchase right. Each right entitles the registered holder to purchase from the company one one-hundredth of a share of Series B Junior Participating Voting Preferred Stock, $1.00 par value at a price of $85 per one one-hundredth of a Preferred Share. The rights become exercisable and tradable 10 days after a person or a group acquires 20% or more, or makes an offer to acquire 20% or more, of the company's outstanding common stock. At no time do the rights have any voting power. The rights may be redeemed by the company for $0.01 per right at any time prior to the time that a person or group has acquired beneficial ownership of 20% or more of the common shares.


6  Stock Option Plans

Incentive stock options and non-qualified options may be granted under the terms of the 1985 Incentive Stock Option Plan, the 1989 Stock Option Plan and the 1993 Stock Option Plan (the "Plans"). Each incentive stock option is granted at an exercise price equal to 100% of the fair market value of the common stock on the date of the grant. The exercise price of a non-qualified stock option may be determined by the Compensation Committee of the Board of Directors, but may not be less than 50% of the fair market value of the common stock on the date of grant. Stock options granted under the Plans may be exercised in whole or in part from time to time, not later than 10 years from the date of grant or other period, as specified in the option agreement. Most stock options are subject to cancellation upon termination of the optionee's employment. However, some non-qualified options granted under the Plans can be exercised for up to four years after retirement, at or after age 60, but not beyond the date the option originally expires. During 1992, the stockholders voted to increase the shares reserved for future stock option grants under the 1989 plan by 500,000 shares. During 1994, the stockholders approved the 1993 Stock Option Plan authorizing a reserve of 1,000,000 shares for future stock option grants. Stock option transactions are summarized as follows:

- - - - --------------------------------------------------------------------------------
Years ended July 31                         1994           1993           1992
- - - - --------------------------------------------------------------------------------
Outstanding at beginning of year       1,421,923      1,329,069        922,590
  Granted                                264,217        418,200        822,414
  Excercised or cancelled               (426,631)      (325,346)      (415,935)
- - - - --------------------------------------------------------------------------------
Outstanding at end of year             1,259,509      1,421,923      1,329,069
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------
Price range of granted options     $18.75--25.50  $10.90--19.75  $11.70--16.39
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------
Shares reserved for granting
  future stock options:
    Beginning of year                    136,642        497,060        595,447
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------
    End of year                          923,240        136,642        497,060
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------
Options exercisable at end
  of year                                765,510        941,090        874,642
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------
Price range of exercisable
  options                         $10.70--25.875  $10.70--22.50  $10.10--22.50
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------

     The options outstanding at July 31, 1994, were granted in 1990, (77,013 shares); 1991, (154,754 shares); 1992, (502,077 shares); 1993, (271,563 shares);
and 1994, (254,102 shares).


                                    The Toro Company     1994 Annual Report   25

7  Employee Benefit Programs

The company has an Employee Stock Ownership Plan (ESOP) which covers substantially all employees. The ESOP currently owns 1,260,000 common shares which represents 10.03% of Toro's outstanding common stock. The Plan is a leveraged ESOP which means funds were borrowed to purchase the shares. The company's contributions to the Plan, net of dividends, were $2,929,000 in 1994, $3,085,000 in 1993 and $467,000 in 1992. Principal payments of ESOP debt were $2,611,000 in 1994, $2,611,000 in 1993 and $0 in 1992. Interest incurred on ESOP debt and interest received by the company was $512,000 in 1994, $774,000 in 1993 and $786,000 in 1992. Dividends on the ESOP shares used for debt service by the ESOP were $195,000 in 1994, $300,000 in 1993 and $319,000 in 1992. The expenses recognized related to the ESOP were $2,416,000 in 1994, $2,311,000 in 1993 and $0 in 1992. At July 31, 1994, the ESOP indebtedness to the company, which bears an interest rate of 10% and is due in 1995, was $2,612,000 and has been shown as a reduction of common stockholders' equity in the consolidated balance sheets.

     Contributions to employees' profit sharing plans which cover substantially all employees of the company and its subsidiaries were $4,150,000 in 1994, $4,254,000 in 1993 and $3,277,000 in 1992. Such amounts are based upon annual earnings before income taxes and minimum contributions required under the plans.

     Under the company's matching stock plan, a total of 1,000,000 shares of common stock may be acquired by employees through payroll deductions and employer matching contributions pursuant to the plan. Contributions were $485,000 in 1994, $510,000 in 1993 and $224,000 in 1992.

     In addition, the company and its subsidiaries have supplemental and other retirement plans covering certain employees. Pension expense under these plans in 1994, 1993 and 1992 was not significant.


8  Segment Data

The company classifies its operations into one industry segment, yard maintenance equipment. International sales were $130,053,000, $129,422,000 and $132,154,000 for 1994, 1993 and 1992, respectively. Of these amounts, export sales were $109,344,000, $111,263,000 and $109,076,000 for 1994,
1993 and 1992, respectively. Export sales by geographic area are as follows:

- - - - --------------------------------------------------------------------------------
(Dollars in thousands)
Years ended July 31                               1994        1993        1992
- - - - --------------------------------------------------------------------------------
Europe                                        $ 48,976    $ 53,992    $ 52,867
Canada                                          28,039      26,573      25,326
Pacific Rim                                     27,535      26,208      26,343
Other                                            4,794       4,490       4,540
- - - - --------------------------------------------------------------------------------
Total export sales                            $109,344    $111,263    $109,076
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------

     Sales to any particular customer were not significant.


9  Lease Commitments

Minimum lease commitments in future years under noncancelable operating leases are as follows: 1995, $3,211,000; 1996, $1,908,000; 1997, $1,196,000; 1998,
$481,000; 1999, $450,000 and after 1999, $1,430,000.


     Total lease expense was as follows:

- - - - --------------------------------------------------------------------------------
(Dollars in thousands)
Years ended July 31                               1994        1993        1992
- - - - --------------------------------------------------------------------------------
Warehouse and office space                      $2,198      $1,800      $2,199
Trucks and autos                                 2,039       1,024       1,240
Equipment                                        3,044       3,154       4,142
- - - - --------------------------------------------------------------------------------
     Total                                      $7,281      $5,978      $7,581
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------


10 Commitments and Contingent Liabilities

Certain receivables have been sold to financial institutions. Under these arrangements, the company acts as agent for collections and/or was contingently liable for $659,000 at July 31, 1994, and $644,000 at July 31, 1993. The company was also contingently liable to repurchase $5,222,000 at July 31, 1994 and $8,535,000 at July 31, 1993, of inventory relating to receivables under dealer financing (floor plan) arrangements. Additionally, debts incurred by distributors, aggregating $1,486,000 at July 31, 1994, and $3,278,000 at July 31, 1993, have been guaranteed by the company.

     At July 31, 1994, the company had contracts maturing at various dates to purchase $8,372,000 in foreign currency (845,000,000 yen) and to sell $10,153,000 in foreign currency (13,000,000 Deutschemarks and 2,825,000 Canadian Dollars) at the spot rate on the maturity dates.


26   The Toro Company     1994 Annual Report

     In the ordinary course of business, the company may become liable with respect to pending and threatened litigation, taxes and environmental and other matters. While the ultimate results of investigations, lawsuits and claims involving the company cannot be determined, management does not expect that these matters will have a material adverse effect on the consolidated financial position of the company.


11 Financial Instruments

OFF-BALANCE SHEET RISK
Letters of credit are issued by the company during the ordinary course of business, as required by certain vendor contracts, through major domestic banks. As of July 31, 1994, and 1993, the company had $16,872,000 and $11,876,000, respectively, in outstanding letters of credit.

CONCENTRATIONS OF CREDIT RISK
Financial instruments which potentially subject the company to concentrations of credit risk consist principally of accounts receivable which are concentrated in the lawn and turf care business sector. The credit risk associated with this sector is limited because of the large number of customers in the company's customer base and their geographic dispersion. Generally, the company does not require collateral or other security to support customer receivables.

FAIR VALUE
The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of FAS Statement 107 "Disclosures about Fair Value of Financial Instruments." Estimated fair value amounts have been determined using available information and appropriate valuation methodologies. Because considerable judgement is required in developing the estimates of fair value, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange.

     The carrying and estimated fair values of the company's financial instruments at July 31, 1994, are as follows:

- - - - --------------------------------------------------------------------------------
                                                          Carrying   Estimated
(Dollars in millions)                                        Value  Fair Value
- - - - --------------------------------------------------------------------------------
Long-term debt                                            $101,325    $105,107
Deferred income (interest rate exchange agreement)           5,250       3,928
- - - - --------------------------------------------------------------------------------

     For cash and cash equivalents, receivables, and accounts payable, carrying value is a reasonable estimate of fair value.

     For long-term debt with fixed interest rates, fair value is estimated by discounting the projected cash flows using the rate at which similar amounts could currently be borrowed.

     The fair value of the 11% sinking fund debentures represents the amount the company would pay to redeem the notes based on the terms of the debenture.

     The estimated fair value of the deferred income represents the cost to terminate the interest rate exchange agreement, had management elected to do so, which would have resulted in a gain of approximately $1,300,000.


12 Restructuring Expense


In 1992, the company recognized $24,900,000 of restructuring charges (after-tax effect of $16,900,000 or $1.41 per share) related to the consolidations of its consumer products manufacturing, marketing and administrative operations, its irrigation manufacturing operations and its distribution facilities. The charges included costs for plant and office closings, workforce reductions, inventory obsolescence and other related costs.


13 Consolidated Finance Subsidiary --
   Toro Credit Company

Toro Credit Company is a consolidated finance subsidiary of the company and operates primarily in the finance industry with wholesale financing of distributor and dealer inventories under various financing (floor plan) arrangements and other programs.

- - - - --------------------------------------------------------------------------------
(Dollars in thousands)
Years ended July 31                               1994        1993        1992
- - - - --------------------------------------------------------------------------------
SUMMARY OF EARNINGS
Finance revenues                               $17,436     $17,060     $17,702
Expenses:
  Operating                                      2,068       1,841       1,659
  Interest                                       4,737       5,879       6,279
  Foreign currency exchange
    net losses                                      96          31          37
- - - - --------------------------------------------------------------------------------
  Total expenses                                 6,901       7,751       7,975
  Earnings before income taxes                  10,535       9,309       9,727
Provision for income taxes                       3,669       3,310       3,049
- - - - --------------------------------------------------------------------------------
  Net earnings                                 $ 6,866     $ 5,999     $ 6,678
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------

- - - - --------------------------------------------------------------------------------
(Dollars in thousands)
Years ended July 31                                           1994        1993
- - - - --------------------------------------------------------------------------------
Summary Balance Sheets
ASSETS
Cash and cash equivalents                                 $  4,394    $ 18,602
Receivables-net                                             99,932      94,628
Other receivables and assets                                 1,377       1,510
- - - - --------------------------------------------------------------------------------
     Total assets                                         $105,703    $114,740
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current portion of long-term debt                         $ 20,000    $ 15,000
Other liabilities                                            7,994       8,897
Long-term debt, less current portion                        25,000      45,000
Shareholders' equity                                        52,709      45,843
- - - - --------------------------------------------------------------------------------
    Total liabilities and shareholders' equity            $105,703    $114,740
- - - - --------------------------------------------------------------------------------
- - - - --------------------------------------------------------------------------------



                                    The Toro Company     1994 Annual Report   27

     Of the finance revenues presented previously, $13,272,000 in 1994, $12,659,000 in 1993 and $13,314,000 in 1992 represent transactions with TCC's parent company, The Toro Company, which are eliminated in consolidation. The remaining finance revenues of $4,164,000 in 1994, $4,401,000 in 1993 and $4,388,000 in 1992 are included in other income, net in The Toro Company's Consolidated Statements of Operations. The expenses and balance sheet items (net of eliminations) are included in the Consolidated Statements of Operations and Consolidated Balance Sheets under the corresponding classifications.


14 Quarterly Financial Data (unaudited)

Summarized quarterly financial data for 1994 and 1993 is as follows:

- - - - --------------------------------------------------------------------------------
(Dollars in thousands except per-share data)
Quarter                              First      Second       Third      Fourth
- - - - --------------------------------------------------------------------------------
1994
Net sales                         $135,761    $189,413    $276,476    $192,691
Gross profit                        49,035      66,587      97,689      74,214
Net earnings (loss)                 (1,895)      4,477      15,637       4,011
Net earnings (loss) per share
  of common stock and common
  stock equivalent                   (0.15)       0.35        1.19        0.31
Dividends per common share            0.12        0.12        0.12        0.12
Market price of common stock
  High bid                          26 3/4      28          30 1/2      26 3/4
  Low bid                           19 3/4      23 5/8      25          20 7/8
- - - - --------------------------------------------------------------------------------
1993
Net sales                         $113,443    $153,172    $241,347    $176,362
Gross profit                        38,889      53,709      83,794      62,437
Net earnings (loss)                 (4,135)      1,816      12,742       2,617
Net earnings (loss) per
  share of common stock and
  common stock equivalent            (0.34)       0.15        1.01        0.21
Dividends per common share            0.12        0.12        0.12        0.12
Market price of common stock
  High bid                          15 1/4      19 3/8      21 7/8      20 1/4
  Low bid                           11 3/8      14 1/8      18          16 3/4
- - - - --------------------------------------------------------------------------------


28   The Toro Company     1994 Annual Report