Form 10-K, Exhibit 13
period 1995-07-31
TORO CO
filed 1995-10-27
CIK 737758

                                                           EXHIBIT 13

FINANCIAL HIGHLIGHTS


-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
Years ended July 31                               1995        1994       % Change
-----------------------------------------------------------------------------------
Net sales                                     $932,853    $794,341          17.4%
Net earnings                                    36,667      22,230          64.9
Percent of net sales                               3.9%        2.8%
-----------------------------------------------------------------------------------
Net earnings per share of common stock and
  common stock equivalent                        $2.81       $1.71          64.3
Dividends paid per share of
  common stock outstanding                        0.48        0.48
-----------------------------------------------------------------------------------
Return on:
  Beginning common stockholders' equity           21.7%       15.4%
  Average common stockholders' equity             20.7        14.2
  Average invested capital                        15.4        10.8
-----------------------------------------------------------------------------------
AT YEAR END
Working capital                               $168,951    $175,783          (3.9)
Total assets                                   468,315     443,639           5.6
Total debt                                     103,560     101,325           2.2
Common stockholders' equity                    185,471     168,652          10.0
Book value per common share                      15.40       13.43          14.7
-----------------------------------------------------------------------------------
Number of common stockholders                    7,347       7,541          (2.6)
Average number of employees                      3,626       3,434           5.6
-----------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

EDGAR REPRESENTATION OF NET SALES GRAPH

------------------------------
In Millions
------------------------------
95                   $932.9
94                    794.3
93                    684.3
------------------------------


EDGAR REPRESENTATION OF NET EARNINGS GRAPH

------------------------------
In Millions
------------------------------
95                   $36.7
94                    22.2
93                    13.0
------------------------------


EDGAR REPRESENTATION OF BOOK VALUE PER SHARE GRAPH

------------------------------
In Dollars
------------------------------
95                   $15.40
94                    13.43
93                    11.78
------------------------------


                                   The Toro Company  1995 Annual Report  1

ELEVEN-YEAR SELECTED FINANCIAL DATA  *  THE TORO COMPANY

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
Years ended July 31                      1995       1994         1993         1992*
-------------------------------------------------------------------------------------
OPERATING DATA:
Net sales                          $932,853     $794,341     $684,324     $643,748

EARNINGS:
Net earnings (loss)                  36,667       22,230       13,040      (23,753)
Percent of sales                        3.9%         2.8%         1.9%        (3.7)%
Per share of common stock and
  common stock equivalent          $   2.81     $   1.71     $   1.05     $  (1.98)

DIVIDENDS:
On common stock outstanding           6,002        5,993        5,824        5,753
Per share of common stock
  outstanding                          0.48         0.48         0.48         0.48

RETURN ON:
Beginning common stockholders'
  equity                               21.7%        15.4%         9.8%       (14.8)%
Average common stockholders'
  equity                               20.7%        14.2%         9.4%       (16.2)%

SUMMARY OF FINANCIAL POSITION:
Current assets                     $381,610     $364,495     $344,130     $332,517
Current liabilities                 212,659      188,712      150,260      122,087
  Working capital                   168,951      175,783      193,870      210,430
Non-current assets                   86,705       79,144       75,073       88,793
  Total assets                      468,315      443,639      419,203      421,310
Non-current liabilities, excluding
  long-term debt                      5,250        5,250        1,372        2,509

CAPITALIZATION:
Long-term debt, less current
  portion                            64,935       81,025      122,970      164,100
Redeemable preferred stock               --           --           --           --
Common stockholders' equity         185,471      168,652      144,601      132,614
Total capitalization                250,406      249,677      267,571      296,714
Book value per common share           15.40        13.43        11.78        11.01

STOCK DATA:
Number of shares of common stock
  outstanding (in thousands)         12,040       12,561       12,270       12,042
Number of common stockholders         7,347        7,541        7,968        8,386
Low price                          $     21 5/8 $     19 3/4 $     11 3/8 $     12 1/8
High price                               30 3/8       30 1/2       21 7/8       17 1/2
Close price                              28 5/8       22 5/8       19 3/4       13
--------------------------------------------------------------------------------------

  *Includes restructuring costs of $24.9 million, or $1.41 per share.
 **The company's consolidated financial statements include results of operations of Lawn-Boy Inc. from November 7, 1989, the date of acquisition. ***The company's consolidated financial statements include results of operations of Wheel Horse Products, Inc. from December 19, 1986, the date of acquisition.


12 The Toro Company  1995 Annual Report


------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
Years ended July 31                  1991        1990        1989          1988       1987***     1986          1985
------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Net sales                        $718,105    $750,931    $643,566      $609,205   $521,123    $406,664      $336,813

EARNINGS:
Net earnings (loss)                 9,700      16,558      22,096        20,048     17,032      15,491        13,224
Percent of sales                      1.4%        2.2%        3.4%          3.3%       3.3%        3.8%          3.9%
Per share of common stock and
  common stock equivalent        $   0.81    $   1.55    $   2.10      $   1.84   $   1.52    $   1.34      $   1.11

DIVIDENDS:
On common stock outstanding          5,700      4,797       4,793         4,410      3,599       2,942         2,034
Per share of common stock
  outstanding                         0.48       0.48        0.48          0.43       0.35        0.28          0.20

RETURN ON:
Beginning common stockholders'
  equity                               6.4%      16.4%       25.8%         26.3%      25.1%       20.4%         19.3%
Average common stockholders'
  equity                               6.4%      14.4%       23.8%         24.4%      24.0%       23.1%         17.4%

SUMMARY OF FINANCIAL POSITION:
Current assets                    $318,753   $320,204    $266,176       262,638    $245,574   $195,635      $186,678
Current liabilities                107,981    130,452     123,377       126,796     102,913     89,382        69,713
  Working capital                  210,772    189,752     142,799       135,842     142,661    106,253       116,965
Non-current assets                  96,551    103,347      59,807        57,430      53,970     32,930        29,452
  Total assets                     415,304    423,551     325,983       320,068     299,544    228,565       216,130
Non-current liabilities, excluding
  long-term debt                     1,469      6,112       2,329         2,887       3,273      2,432         3,922

CAPITALIZATION:
Long-term debt, less current
  portion                          145,295    134,400      96,730        99,347     110,903     63,198        61,935
Redeemable preferred stock              --         --       6,000         9,000      10,500     10,500        10,500
Common stockholders' equity        160,559    152,587      97,547        82,038      71,957     63,053        70,060
Total capitalization               305,854    286,987     200,277       190,385     193,360    136,751       142,495
Book value per common share          13.48      12.92        9.85          8.16        7.01       6.06          6.84

STOCK DATA:
Number of shares of common stock
  outstanding (in thousands)        11,913     11,814       9,902        10,049      10,272     10,401        10,245
Number of common stockholders        8,503      7,706       7,527         6,802       5,587      3,821         4,288
Low price                        $      11   $     20 1/2 $    17      $     11 1/8 $    14    $    10 3/8  $      6 5/8
High price                              24 1/4     30          22 7/8        24 7/8      22 1/4     19 1/2        11 3/8
Close price                             15 3/4     24 1/4      21 1/2        19 1/4      19 5/8     18 3/4        10 1/2
-------------------------------------------------------------------------------------------------------------------------


                                   The Toro Company  1995 Annual Report  13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS * THE TORO COMPANY

RESULTS OF OPERATIONS

The company continued to execute operational strategies in 1995 resulting in increased net sales and earnings. Worldwide net sales rose to $932.9 million, a 17.4% increase from $794.3 million in 1994. Net earnings for 1995 were $36.7 million compared with $22.2 million in 1994.

   The table below summarizes operating results included in the Consolidated Statements of Earnings for 1995, 1994, and 1993.

SUMMARY

------------------------------------------------------------------------------
------------------------------------------------------------------------------
(Dollars in millions
except per share data)
Years ended July 31           1995   % CHANGE      1994   % Change      1993
------------------------------------------------------------------------------
Net sales                   $932.9      17.4%    $794.3      16.1%    $684.3
Cost of sales                598.3      18.1      506.8      13.8      445.5
------------------------------------------------------------------------------
Gross profit                 334.6      16.4      287.5      20.4      238.8
Selling, general and
  administrative expense     269.8      10.2      244.9      20.4      203.4
------------------------------------------------------------------------------
Earnings from operations      64.8      52.1       42.6      20.3       35.4
Interest expense              11.9     (12.5)      13.6     (20.9)      17.2
Other income, net             (8.2)      2.5       (8.0)    158.1       (3.1)
------------------------------------------------------------------------------
Earnings before income
  taxes                       61.1      65.1       37.0      73.7       21.3
Provision for income taxes    24.4      64.9       14.8      78.3        8.3
------------------------------------------------------------------------------
Net earnings                 $36.7      64.9%     $22.2      70.8%     $13.0
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Net earnings per share
  of common stock and
  common stock equivalent    $2.81      64.3%     $1.71      62.9%     $1.05
------------------------------------------------------------------------------
------------------------------------------------------------------------------

SALES

------------------------------------------------------------------------------
------------------------------------------------------------------------------
Net Sales
(Dollars in millions
Years ended July 31           1995   % CHANGE      1994   % Change      1993
------------------------------------------------------------------------------
Consumer                    $488.1      14.6%    $425.8      26.0%    $338.0
Commercial                   305.3      20.6      253.2       8.0      234.5
Irrigation                   139.5      21.0      115.3       3.1      111.8
------------------------------------------------------------------------------
    Total*                  $932.9      17.4%    $794.3      16.1%    $684.3
------------------------------------------------------------------------------
------------------------------------------------------------------------------
*Includes international
    sales of                $152.4      17.1%    $130.1       0.5%    $129.4
------------------------------------------------------------------------------
------------------------------------------------------------------------------

FISCAL 1995 COMPARED WITH FISCAL 1994

Worldwide sales increased $138.6 million to $932.9 million with increases in all product lines.

-  CONSUMER

Worldwide consumer product sales rose 14.6% to $488.1 million in 1995. Consumer product sales represented 52.3% and 53.6% of consolidated net sales for 1995 and 1994, respectively. International sales included in consumer product sales increased $5.6 million from the prior year.

   Exceptional sales of snow removal equipment as well as increased sales of riding products and Toro brand walk power mowers contributed to the increase over the prior year. This increase was offset partially by a decline in Lawn-Boy-Registration Mark walk power mower sales as a result of reduced shipments in response to a delayed spring season as well as actions to reduce excess retail inventory.

-  COMMERCIAL

Worldwide commercial product sales increased $52.1 million over the prior year. International sales included in commercial product sales increased $9.0 million from the prior year.

   Sales were strong in both the golf and municipal markets because of new golf course openings and increased spending in the municipal market. Sales of equipment to landscape contractors as well as increased sales of recycling equipment products in 1995 also contributed to the increase.

-  IRRIGATION

Worldwide irrigation product sales increased 21.0% to $139.5 million in 1995. International sales included in irrigation product sales increased $6.0 million.

   Increased sales of irrigation products in the golf industry as well as an improved market share for do-it-yourself products contributed to the sales increase. The company's change to direct distribution to irrigation product wholesale dealers in the California and Texas markets, made in 1994 to better respond to customer needs, has been favorably received in the marketplace. Improved international economies and weather conditions have also resulted in increased sales.


14  The Toro Company  1995 Annual Report

-  INTERNATIONAL MARKETS

International sales are included in the preceding net sales table. International sales increased 17.1% to $152.4 million in 1995. Sales in Canada have improved over the prior year because of the strengthened economy. The drought in Australia has curtailed sales slightly, but was offset by increased sales in Europe because of the weak U.S. Dollar.

FISCAL 1994 COMPARED WITH FISCAL 1993

Worldwide sales increased $110.0 million to $794.3 million with increases in all product lines.

-  CONSUMER

Worldwide consumer product sales rose 26.0% to $425.8 million in 1994. Consumer product sales represented 53.6% and 49.4% of consolidated sales for 1994 and 1993, respectively. International sales included in consumer product sales increased $4.4 million from the previous year.

   There were strong performances in all consumer products. The new lawn and garden tractor lines were well accepted and all snow products sold out. Lawn-Boy-Registration Mark walk power mowers were successful because of new product offerings and lower retail price points. Increased sales of electric appliance products including blowers, trimmers, and low-voltage lighting were primarily the result of product improvements and retail pricing strategies.

-  COMMERCIAL

Worldwide commercial product sales increased $18.7 million over the prior year. Domestic sales rose 11.8%, while international sales declined 1.5%. The domestic increase was attributed to strong golf and commercial turf markets. The improved economy had a positive impact on municipalities and other tax-supported customers as these entities continued to purchase more efficient, labor-saving equipment. Golf sales continued to be strong because of new course openings as well as existing courses updating their maintenance equipment. ProLine sales strengthened compared with the prior year as a result of the improved economy combined with increased market share. Sluggish economies in Europe and Japan had a slightly negative impact on international sales.

-  IRRIGATION

Worldwide irrigation product sales rose 3.1% to $115.3 million in 1994. Domestic irrigation sales increased $3.6 million over 1993 while international irrigation sales decreased $0.1 million. During 1994, the company reorganized irrigation distribution to better respond to customer needs.

-  INTERNATIONAL MARKETS

International sales are included in the preceding net sales table. International sales increased 0.5% to $130.1 million in 1994. The majority of the international sales increase was because of the change from a two-step distribution system to a direct distribution system in Canada which resulted in volume increases. Increases in the Pacific Rim were related to the expansion of the golf market. These increases were offset by a decline in European sales because of the weak economy.

COST TRENDS AND PROFIT MARGINS

------------------------------------------------------------------------------
------------------------------------------------------------------------------
Margins (Percent of net sales)
Years ended July 31                 1995        1994         1993
------------------------------------------------------------------------------
Gross profit                       35.9%       36.2%        34.9%
Operating profit                    6.9         5.4          5.2
Pretax earnings                     6.5         4.7          3.1
Net earnings                        3.9         2.8          1.9
------------------------------------------------------------------------------

FISCAL 1995 COMPARED WITH FISCAL 1994

Gross profit of $334.6 million increased 16.4% over the $287.5 million in 1994. As a percent of net sales, gross profit decreased slightly to 35.9% for 1995 compared with 36.2% in 1994. The percentage decrease resulted from the mix of product sales and increased costs of raw materials. Gross profit increased $47.1 million to $334.6 million. This was the result of the increased sales volume which was offset by the items mentioned above.

   Operating profit has improved from the prior year by $22.2 million because of improved operating leverage as a result of increased sales.

FISCAL 1994 COMPARED WITH FISCAL 1993

Gross profit for 1994 increased 20.4% to $287.5 million over the 1993 amount of $238.8 million because of a combination of increased sales, improved plant utilization, and improved inventory controls.


                                     The Toro Company  1995 Annual Report  15

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE (SG&A)

--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
SG&A Expense                             % OF               % of                % of
(Dollars in millions)                     NET                Net                 Net
Years ended July 31             1995    SALES      1994    Sales       1993    Sales
--------------------------------------------------------------------------------------
Administrative                $ 89.5     9.6%    $ 80.3    10.0%     $ 73.0    10.7%
Sales and marketing            106.6    11.4       96.1    12.1        71.2    10.4
Warranty                        31.0     3.3       29.0     3.7        26.3     3.8
Distributor/dealer financing     9.7     1.0        8.6     1.1         7.6     1.1
Research and development        33.0     3.6       30.9     3.9        25.3     3.7
--------------------------------------------------------------------------------------
Total                         $269.8    28.9%    $244.9    30.8%     $203.4    29.7%
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

FISCAL 1995 COMPARED WITH FISCAL 1994

SG&A expense was up $24.9 million from 1994 and was 28.9% of net sales in 1995 compared with 30.8% in 1994. The decline as a percent of sales was the result of improved leverage and solid expense control.

   The increase in administrative expense of $9.2 million occurred principally as a result of a company-wide initiative to replace existing information systems, increased payouts in various employee incentive and profit sharing plans, the addition of a joint venture with a distributor, the addition of dealer direct financing through Toro Credit Company, and distribution support.

   Sales and marketing expense was up $10.5 million from the prior year. As a percent of net sales, sales and marketing was 11.4%, a decrease from 12.1% in 1994. The dollar increase reflected the company's increased sales volume as well as an increase in brand advertising.

   Warranty expense increased by $2.0 million and as a percent of net sales was 3.3% in 1995 compared with 3.7% in 1994. The $2.0 million increase was primarily the result of increased sales volume, and new product introductions.

   Distributor/dealer financing expense represents the cost incurred by the company to contract with a third party financing source to finance dealer inventory purchases. The $9.7 million charge reflected in SG&A represents credit facility origination costs and interest charges for a pre-established length of time. Interest is charged at market rates based on prime plus a negotiated mark-up. These financing arrangements are used by the company as a marketing tool to enable customers to buy inventory. This expense increased $1.1 million in 1995 because of the increased sales volume and was offset partially by the reduction of third party financing expense which was taken on through the addition of dealer direct financing through Toro Credit Company.

   Research and development expense was up $2.1 million primarily as the result of continued investment in product innovation.

FISCAL 1994 COMPARED WITH FISCAL 1993

SG&A expense was up $41.5 million from 1993 and as a percent of sales, SG&A expense was 30.8% for 1994 compared with 29.7% for 1993.

   The increase in administrative expense of $7.3 million consisted of the start up cost of the company's recycling equipment product area, increased investment in information systems technology, the cost associated with the realignment of the irrigation manufacturing operations in Riverside, California, and distributor marketing support for the company's product lines. These increases were offset by a reduction in employee performance based incentives, product liability, and group health insurance costs.

   Sales and marketing expense was up $24.9 million from the prior year. As a percent of net sales, sales and marketing expense was 12.1%, up from 10.4% in 1993. This increase reflected the company's increased sales volume, additional marketing personnel, and an increase in brand advertising and market research.

   Warranty expense increased by $2.7 million and as a percent of sales was 3.7% as compared with 3.8% in 1993. The $2.7 million increase related to increased sales volume and charges for a lawn tractor component modification, a walk power mower gas tank issue, and a walk power mower brake issue.

   Distributor/dealer financing expense represents the cost incurred by the company to share the costs of financing dealer and distributor inventory. This expense was up $1.0 million in 1994 because of the sales increase, which was offset partially by lower field inventory levels held by dealers.

   Research and development expense was up $5.6 million from 1993 primarily because of the addition of personnel to support new product development and enhancements to existing products.

INTEREST EXPENSE

FISCAL 1995 COMPARED WITH FISCAL 1994

Interest expense for 1995 decreased to $11.9 million from the $13.6 million reported in 1994 as the result of the company's continued reduction in long-term debt and utilization of short-term borrowing at lower interest rates.

FISCAL 1994 COMPARED WITH FISCAL 1993

Interest expense for 1994 was down $3.6 million from the $17.2 million reported for 1993. This decline was primarily the result of calling $24.9 million of outstanding debt in July 1993 and a lower interest rate on short-term borrowing.

16  The Toro Company  1995 Annual Report

OTHER INCOME, NET

FISCAL 1995 COMPARED WITH FISCAL 1994

Other income, net was $0.2 million greater than the $8.0 million reported in 1994. Excluding the effect of two lawsuit settlements and the sale of the portable heater business in the prior year, other income increased because of gains on fixed asset disposals versus losses in the prior year, favorable foreign currency activity, and income resulting from joint venture activity.

FISCAL 1994 COMPARED WITH FISCAL 1993

Other income, net was $4.9 million greater than the $3.1 million reported in 1993. This increase was principally the result of the settlement of a patent infringement lawsuit and a lawsuit relating to the purchase of Lawn-Boy, Inc. The majority of the other income, net was finance revenue from dealers and distributors of $4.2 million which was earned by the Toro Credit Company
(TCC), a consolidated finance subsidiary of The Toro Company (see footnote 13 regarding TCC).

PROVISION FOR TAXES

FISCAL 1995 COMPARED WITH FISCAL 1994

The effective tax rate remained at 40% of pretax earnings in 1995. In accordance with Financial Accounting Standards No. 109, the company has determined that it is not necessary to establish a valuation reserve for the deferred income tax benefit because it is more likely than not that the net deferred income tax benefit of $30.9 million will be principally realized through carry back to taxable income in prior years, and future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income.

FISCAL 1994 COMPARED WITH FISCAL 1993

The effective tax rate increased to 40.0% of pretax earnings in 1994 from 38.9% of pretax earnings in 1993. The increase was the result of an increase in the effective tax rate on reversing timing differences and the effect of state income taxes. Effective August 1, 1992, the company adopted Financial Accounting Standards No.109 and has reflected a deferred tax asset/liability on the accompanying balance sheets. The net deferred tax asset was $26.0 million which was principally the result of timing differences on warranty reserves, the provision for bad debts and distributor reserves (see footnote
4) accrued for financial statement purposes which are not deductible for tax purposes.

NET EARNINGS

FISCAL 1995 COMPARED WITH FISCAL 1994

Net earnings for 1995 was $36.7 million or $2.81 per share, as compared with net earnings of $22.2 million or $1.71 per share in 1994. The increase in earnings was primarily the result of increased sales, improved operating leverage, and cost control measures such as lower borrowing costs.

FISCAL 1994 COMPARED WITH FISCAL 1993

Net earnings for 1994 was $22.2 million or $1.71 per share, as compared with net earnings of $13.0 million or $1.05 per share in 1993. The improved earnings was principally the result of increased sales and improved gross margin which were partially offset by investments in new products, manufacturing, and distri-bution enhancements.

LIQUIDITY AND CAPITAL RESOURCES

The company continued to strengthen its balance sheet in 1995 by focusing on cash management strategies such as the continued reduction of long-term debt and the utilization of short-term borrowing instruments that offer lower interest rates.

CASH FLOW

CASH PROVIDED BY OPERATING ACTIVITIES:

The majority of cash provided by operating activities was the result of changes in accounts payable and accrued expenses and increased accounts receivable attributed to sales growth and the initiation of dealer direct financing through Toro Credit Company. This was partially offset by a slower rate of inventory growth and the increase in earnings.

CASH USED IN INVESTING ACTIVITIES:

Purchases of property plant and equipment reflect the initial purchase of tooling components used to manufacture new products, an addition to the Windom, Minnesota manufacturing plant, costs to re-open the Sardis, Mississippi manufacturing plant, the acquisition of a majority-owned subsidiary, and a variety of expenditures to improve and modernize the manufacturing plants.

CASH USED IN FINANCING ACTIVITIES:

The majority of the cash used in financing activities was used for the purchase of the company's stock and repayment of long-term debt. The company purchased the stock to take advantage of market conditions and will utilize the shares in the future for employee incentive and option plans. The significant cash source was the increase in short-term borrowing which was used for the items described above.

ASSETS

Total assets as of July 31, 1995, were $468.3 million, up $24.7 million from 1994. The majority of the increase was from accounts receivable because of the increase in sales and the addition of dealer direct financing as well as an increase in property, plant and equipment. These increases were offset by a decrease in cash and cash equivalents because of the repayment of $20.3 million in long-term debt and continued effective cash management.

                                The Toro Company  1995 Annual Report  17

WORKING CAPITAL

Working capital at July 31, 1995 was $169.0 million, a decrease of $6.8 million from the $175.8 million reported in 1994. The current ratio for 1995 was 1.8 compared with 1.9 in 1994. Working capital as a percent of net sales was 18.1% in 1995 versus 22.1% in 1994.

   The changes listed above result from current assets increasing $17.1 million while current liabilities increased $23.9 million. The majority of the increase in current liabilities was short-term borrowing of $22.5 million as the result of the company's acquisition of its common stock.

   The Company acquired $26.2 million in Toro stock in 1995 to take advantage of market conditions. The stock acquired will be used for a variety of company purposes.

CAPITAL STRUCTURE

Long-term debt includes:
- $50.0 million of 11% sinking fund debentures, due August 2017 with sinking fund payments after 1998:
- $2.3 million of variable rate industrial revenue bonds, due annually August 1995 through August 2009:
- $3.7 million variable rate industrial revenue bond, due annually June 1996 through June 2004:
- $25.0 million of subordinated and senior notes, due August 1995 through August 1996 bearing interest rates of 7.38% to 9.57%.

   Total long-term debt at July 31, 1995, was $81.0 million, down $20.3 million from $101.3 million at July 31, 1994. Of this balance $16.1 million is current. The amount of total long-term debt attributable to Toro Credit Company, the company's consolidated finance subsidiary, was $25.0 million at July 31, 1995, compared to $45.0 million at July 31, 1994.


EDGAR REPRESENTATION OF TOTAL DEBT GRAPH

------------------------------
In Millions
------------------------------
95                   $103.6
94                    101.3
93                    138.0
92                    164.1
91                    155.3
90                    154.5
------------------------------

   Total debt at July 31, 1995, was $103.6 million, up $2.3 million from $101.3 million at July 31, 1994. The total debt to total capital ratio decreased from 37.5% in 1994 to 35.8% in 1995 as the result of increased short-term borrowing offset by an increase in current year earnings and the payment of the company's Employee Stock Ownership Plan (ESOP) receivable.

   Total capitalization at July 31, 1995, consisted of $64.9 million of long-term debt and $185.5 million of stockholders' equity.

CREDIT LINES AND OTHER CAPITAL RESOURCES

The company's seasonal working capital requirements are funded with $103.5 million of unsecured bank credit lines. Average borrowings under these lines were $31.5 million in 1995 and $12.9 million in 1994. The company had $22.5 million outstanding at July 31, 1995, and no outstanding borrowings under these lines at July 31, 1994. The increase in average borrowing was the result of the reduction in long-term debt, the addition of dealer direct financing through Toro Credit Company, and the investment in the company's stock.

   Additionally, the company's resources included two bankers' acceptance financing agreements totaling $40.0 million. The company had $2.3 million and no amount outstanding under these agreements at July 31, 1995, and 1994, respectively.

SUMMARY

Continued growth in sales and successful cash management strategies contributed to the increase in net earnings in 1995. Sales increased as the result of product introductions and modifications, improved economies and weather conditions, continued product line expansion, and market growth. Net earnings increased because of the growth in sales and effective cost controls by management. Strategic cash management and the continued reduction of long-term debt strengthened the balance sheet in 1995.

EDGAR REPRESENTATION OF CAPITALIZATION GRAPH

------------------------------
In Millions
------------------------------
95                   $250.4
94                    249.7
93                    267.6
92                    296.7
91                    305.9
90                    287.0
------------------------------


18  The Toro Company  1995 Annual Report

INDEPENDENT AUDITORS' REPORT  *  THE TORO COMPANY

The Stockholders and Board of Directors
The Toro Company:

We have audited the accompanying consolidated balance sheets of The Toro Company and subsidiaries as of July 31, 1995 and 1994, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended July 31, 1995. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Toro Company and subsidiaries as of July 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 1995 in conformity with generally accepted accounting principles.

                                                    KPMG Peat Marwick LLP

Minneapolis, Minnesota
September 7, 1995



CONSOLIDATED STATEMENTS OF EARNINGS  *  THE TORO COMPANY

---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
Years ended July 31                                     1995         1994         1993
---------------------------------------------------------------------------------------
Net sales                                           $932,853     $794,341     $684,324
Cost of sales                                        598,275      506,816      445,495
---------------------------------------------------------------------------------------
   Gross profit                                      334,578      287,525      238,829
Selling, general and administrative expense          269,757      244,943      203,377
---------------------------------------------------------------------------------------
   Earnings from operations                           64,821       42,582       35,452
Interest expense                                      11,902       13,562       17,150
Other income, net                                     (8,193)      (8,030)      (3,053)
---------------------------------------------------------------------------------------
   Earnings before income taxes                       61,112       37,050       21,355
Provision for income taxes                            24,445       14,820        8,315
---------------------------------------------------------------------------------------
   Net earnings                                     $ 36,667     $ 22,230     $ 13,040
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
Net earnings per share of common stock
   and common stock equivalent                      $   2.81     $   1.71     $   1.05
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

The financial statements should be read in conjunction with the Notes to Consolidated Financial Statements.


                                    The Toro Company  1995 Annual Report  19

CONSOLIDATED BALANCE SHEETS  *  THE TORO COMPANY

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
(Dollars in thousands, except per share data)
July 31                                              1995            1994
-----------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                      $ 11,924         $36,231
  Receivables:
    Customers                                     210,090         185,620
    Other                                           7,378           5,765
-----------------------------------------------------------------------------
      Subtotal                                    217,468         191,385
      Less allowance for doubtful accounts          7,343           7,702
-----------------------------------------------------------------------------
      Total receivables                           210,125         183,683
-----------------------------------------------------------------------------
  Inventories                                     123,720         118,764
  Prepaid expenses                                  7,527           1,111
  Deferred income tax benefits                     28,314          24,706
-----------------------------------------------------------------------------
      Total current assets                        381,610         364,495
-----------------------------------------------------------------------------
Property, plant and equipment:
  Land and land improvements                        6,143           5,516
  Buildings and leasehold improvements             45,447          42,359
  Equipment                                       157,031         137,603
-----------------------------------------------------------------------------
      Subtotal                                    208,621         185,478
      Less accumulated depreciation and
        amortization                              138,550         126,635
-----------------------------------------------------------------------------
      Total property, plant and equipment          70,071          58,843
-----------------------------------------------------------------------------
Deferred income taxes                               2,578           1,296
Other assets                                       14,056          19,005
-----------------------------------------------------------------------------
      Total assets                               $468,315        $443,639
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

LIABILITIES AND COMMON STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt              $ 16,090        $ 20,300
  Short-term borrowing                             22,535              --
  Accounts payable                                 41,072          37,035
  Accrued warranty                                 37,493          32,476
  Accrued marketing programs                       26,145          29,290
  Other accrued liabilities                        69,324          69,611
-----------------------------------------------------------------------------
      Total current liabilities                   212,659         188,712
-----------------------------------------------------------------------------
Long-term debt, less current portion               64,935          81,025
Deferred income                                     5,250           5,250
Common stockholders' equity:
  Common stock, par value $1.00, authorized
    35,000,000 shares; issued and outstanding
    12,039,776 shares in 1995 (net of 802,549
    treasury shares) and 12,561,204 shares in
    1994 (net of 76,153 treasury shares)           12,040          12,561
  Additional paid-in capital                       33,145          49,420
  Retained earnings                               140,353         109,688
  Foreign currency translation adjustment             (67)           (405)
-----------------------------------------------------------------------------
      Subtotal                                    185,471         171,264
  Receivable from ESOP                                 --          (2,612)
-----------------------------------------------------------------------------
      Total common stockholders' equity           185,471         168,652
-----------------------------------------------------------------------------
      Total liabilities and common
        stockholders' equity                     $468,315        $443,639
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------


The financial statements should be read in conjunction with the Notes to Consolidated Financial Statements.


20  The Toro Company  1995 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS   *   THE TORO COMPANY

----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
(Dollars in thousands) Years ended July 31                1995        1994         1993
----------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                         $36,667     $22,230     $ 13,040
  Adjustments to reconcile net earnings to net
    cash provided by operating activities:
  Provision for depreciation and amortization           17,240      18,839       19,245
  (Gain) loss on disposal of property, plant
    and equipment                                         (135)      1,265        1,230
  Deferred income taxes                                 (1,282)     (2,668)      (1,547)
  Tax benefits related to employee stock option
    transactions                                         1,178         953           --
  Changes in operating assets and liabilities:
    Net receivables                                    (28,773)     (3,320)      28,199
    Inventories                                         (4,956)    (40,056)      (4,583)
    Prepaid expenses and deferred income tax
      benefits                                         (10,024)     (2,551)       3,396
    Accounts payable and accrued expenses                5,622      33,152       13,152
----------------------------------------------------------------------------------------
      Net cash provided by operating activities         15,537      27,844       72,132
----------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment           (28,162)    (18,173)     (11,397)
  Proceeds from asset disposals                            843         267        2,323
  (Increase) decrease in other assets                    3,935      (4,973)       2,319
----------------------------------------------------------------------------------------
      Net cash used in investing activities            (23,384)    (22,879)      (6,755)
----------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in sale of receivables             2,331          --       (1,892)
  Increase in short-term borrowing                      22,535          --           --
  Proceeds from issuance of long-term debt                  --       4,000           --
  Repayments of long-term debt                         (20,300)    (40,645)     (26,130)
  Proceeds from deferred income                             --       5,250           --
  Proceeds from exercise of stock options                8,251       6,144        3,771
  Purchases of common stock                            (26,225)     (2,284)        (816)
  Dividends on common stock                             (6,002)     (5,993)      (5,824)
  Repayments from ESOP                                   2,612       2,611        2,611
----------------------------------------------------------------------------------------
      Net cash used in financing activities            (16,798)    (30,917)     (28,280)
----------------------------------------------------------------------------------------
Foreign currency translation adjustment                    338         390         (795)
Net increase (decrease) in cash and cash equivalents   (24,307)    (25,562)      36,302
Cash and cash equivalents at beginning of year          36,231      61,793       25,491
----------------------------------------------------------------------------------------
Cash and cash equivalents at end of year              $ 11,924    $ 36,231     $ 61,793
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                          $  9,567    $ 14,092     $ 17,138
    Income taxes                                        34,936      19,498        8,148
----------------------------------------------------------------------------------------

The financial statements should be read in conjunction with the Notes to Consolidated Financial Statements.

                                    The Toro Company  1995 Annual Report  21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   *   THE TORO COMPANY

1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   AND RELATED DATA

-  BASIS OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of The Toro Company and all wholly-owned and majority-owned domestic and foreign subsidiaries (the company). Investments in 50% or less owned companies are accounted for by the equity method. The accounts of foreign subsidiaries, which are not material, have been adjusted to conform to U.S. accounting principles and practices and have been translated to appropriate U.S. dollar equivalents. All material intercompany accounts and transactions have been eliminated from the consolidated financial statements.

-  CASH AND CASH EQUIVALENTS

The company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

-  ALLOWANCE FOR DOUBTFUL ACCOUNTS

The provision for doubtful accounts included in selling, general and administrative expense was $1,543,000 in 1995, $3,032,000 in 1994, and $2,500,000 in 1993.

-  INVENTORIES

The majority of all inventories are valued at the lower of cost or net realizable value with cost determined by the last-in, first-out (LIFO) method. Had the first-in, first-out (FIFO) method of cost determination been used, inventories would have been $24,730,000 and $19,204,000 higher than reported at July 31, 1995, and 1994, respectively. Under the FIFO method, work-in-process inventories were $68,683,000 and $63,473,000 and finished goods inventories were $79,767,000 and $74,495,000 at July 31, 1995, and 1994, respectively.

-  PROPERTY AND DEPRECIATION

Property, plant and equipment are carried at cost. The company provides for depreciation of plant and equipment utilizing the straight-line method over the estimated useful lives of the assets. Buildings, including leasehold improvements, are generally depreciated over 10 to 45 years, and equipment over 3 to 7 years. Tooling costs are generally amortized using the units of production method. Expenditures for major renewals and betterments which substantially increase the useful lives of existing assets are capitalized, and maintenance and repairs are charged to operating expenses as incurred. Software is expensed at the time of purchase. The cost and related accumulated depreciation of all plant and equipment disposed of are removed from the accounts, and any gain or loss from such disposal is included in current period earnings.

-  ACCRUED WARRANTY

The company provides an accrual for estimated future warranty costs based upon the historical relationship of warranty costs to sales.

-  DEFERRED INCOME

An interest rate exchange agreement was entered into primarily as a hedge against interest costs on long-term debt. The net interest differential to be received or paid and the $5,250,000 deferred income will be recognized, commencing August 1, 1997, over the term of the agreement as an adjustment to interest expense.

-  FOREIGN CURRENCY TRANSLATION

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

-  ACCOUNTING FOR REVENUES

Revenue is recognized at the time products are shipped to distributors, dealers or mass merchandisers.

-  COST OF FINANCING DISTRIBUTOR/DEALER INVENTORY

Included in selling, general and administrative expense are costs associated with various programs in which the company shares costs of financing distributor and dealer inventories. These costs of $9,675,000 in 1995, $8,587,000 in 1994, and $7,606,000 in 1993 are charged against operations as incurred.

-  RESEARCH AND DEVELOPMENT

Expenditures for research and development, including engineering, of $33,022,000 in 1995, $30,864,000 in 1994, and $25,293,000 in 1993 are charged against operations as incurred.

-  DISTRIBUTION

Included in selling, general and administrative expense are costs associated with changes to the company's distribution channels. These costs were $3,400,000 in 1995, $4,300,000 in 1994, and $4,500,000 in 1993. Those costs associated with business changes are accrued on the basis of historical experience, while costs related to specific changes to the company's distribution system are recorded when authorized.

22  The Toro Company  1995 Annual Report

-  INCOME TAXES

In compliance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (FAS 109), deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The company has reflected the necessary deferred tax asset/liability in the accompanying balance sheets. Management believes the future tax deductions will be realized in periods in which the company will generate sufficient taxable income to realize the benefit of the tax deductions.

-  NET EARNINGS PER SHARE OF COMMON STOCK AND
   COMMON STOCK EQUIVALENT

Net earnings per share of common stock and common stock equiv-alent are computed by dividing net earnings by the weighted average number of common shares and common stock equivalents outstanding during the respective periods. Common stock equivalents include potentially dilutive stock options. These shares are included under the treasury stock method using the average market price of the company's stock during each period. The effect of full dilution using the year-end price of the company's stock is immaterial.

-  RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with the current year presentation.

2  SHORT-TERM CAPITAL RESOURCES

At July 31, 1995, the company had available unsecured lines of credit with six banks in the aggregate of $103,500,000. Most of these agreements require the company to pay a fee of 1/4 percent per year on the available lines of credit. This fee is recorded by the company as interest expense. The company had $22,535,000 outstanding at July 31, 1995, and no amount outstanding at July 31, 1994. The weighted average interest rate on short-term borrowing for 1995 was 7.7% (6.5% in 1994 and 8.1% in 1993). Interest expense was $2,498,000 in 1995 ($822,000 in 1994 and $920,000 in 1993), including facility fees. The weighted average short-term borrowing was $32,335,000 in 1995 ($12,755,000 in 1994 and $11,384,000 in 1993).

   In addition, the company's capital resources include two $20,000,000 bankers' acceptance financing agreements in 1995 and 1994. The company had $2,331,000 outstanding under these agreements at July 31, 1995, and no amount outstanding at July 31, 1994.

3  LONG-TERM DEBT

A summary of long-term debt is as follows:


--------------------------------------------------------------------------
--------------------------------------------------------------------------
(Dollars in thousands) July 31                         1995          1994
--------------------------------------------------------------------------
11% Sinking Fund Debentures due annually
   August 1998-2017                                 $50,000      $ 50,000
Industrial Revenue Bonds due annually
   August 1995-2009 with various interest rates       2,325         2,325
Industrial Revenue Bond due annually
   June 1996-2004 with various interest rates         3,700         4,000
9.4% senior notes due September 1994                     --        10,000
9.45% senior note due February 1995                      --        10,000
7.38% senior note due August 1995                    10,000        10,000
9.57% senior note due January 1996                    5,000         5,000
9.53% senior note due August 1996                    10,000        10,000
--------------------------------------------------------------------------
                                                     81,025       101,325
   Less current portion                              16,090        20,300
--------------------------------------------------------------------------
Long-term debt, less current portion                $64,935      $ 81,025
--------------------------------------------------------------------------
--------------------------------------------------------------------------


   The weighted average interest rate on long-term debt for 1995 was 9.9 percent (9.8 percent in 1994 and 1993). Interest expense was $8,673,000 in 1995 ($12,236,000 in 1994 and $16,118,000 in 1993), including commitment and facility fees. The weighted average long-term debt outstanding was $87,330,000 in 1995 ($125,388,000 in 1994 and $164,107,000 in 1993).

   During 1994 the company entered into an interest rate exchange agreement with a bank to preserve the value of the call option included in the $50,000,000, 11%, long-term sinking fund debentures due August 1, 1998-2017, and to benefit from favorable current interest rates. As a result of this agreement the company received $5,250,000 which is recorded as deferred income on the consolidated balance sheets and will be amortized to interest expense over the term of the interest rate exchange agreement. In return, the company is obligated to pay 10.25% on a notational amount of $50,000,000 from August 1, 1997 through July 31, 2002 and the company will receive payments based on a floating rate equal to the London Interbank Offered Rate (LIBOR) on the notational amount of $50,000,000 for the same period.

   Under the terms of the long-term debt agreements and the interest rate exchange agreement, the company is subject to certain covenants. At July 31, 1995, the company was in compliance with all such covenants.

   The terms of certain agreements of Toro Credit Company restrict the payment of dividends and loans or advances to the parent company. Of the Toro Credit Company retained earnings of $52,932,000, $28,769,000 were available for distribution to its parent at July 31, 1995.

   Principal payments required on long-term debt in each of the next five years ending July 31 are as follows: 1996, $16,090,000; 1997, $10,460,000;
1998, $485,000; 1999, $515,000; 2000, $545,000; and after 2000, $52,930,000.


                                The Toro Company  1995 Annual Report  23

4  INCOME TAXES

A reconciliation of the statutory federal income tax rate to the company's consolidated effective tax rate is summarized as follows:


----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
Years ended July 31                             1995         1994           1993
----------------------------------------------------------------------------------
Statutory federal income tax rate              35.0%        35.0%          34.0%
Increase (reduction) in income taxes
  resulting from:
    Benefits from foreign sales corporation    (0.8)        (1.6)          (1.7)
State and local income taxes, net of
  federal income tax benefit                    2.4          2.4            1.9
Effect of foreign source income                 0.5          1.3            0.5
Other, net                                      2.9          2.9            4.2
----------------------------------------------------------------------------------
Consolidated effective tax rate               40.0%        40.0%          38.9%
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

   Components of the provision for income taxes are as follows:


----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
(Dollars in thousands)
Years ended July 31                             1995         1994           1993
----------------------------------------------------------------------------------
Current:
  Federal                                    $24,878      $18,487         $8,986
  State                                        2,942        2,610            876
----------------------------------------------------------------------------------
  Current provision                           27,820       21,097          9,862
----------------------------------------------------------------------------------
Deferred:
  Federal                                     (2,689)      (5,059)        (1,288)
  State                                         (686)      (1,218)          (259)
----------------------------------------------------------------------------------
  Deferred provision                          (3,375)      (6,277)        (1,547)
----------------------------------------------------------------------------------
Total provision for income taxes             $24,445      $14,820         $8,315
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

   The tax effects of temporary differences that give rise to the net deferred tax assets at July 31, 1995, and 1994 are presented below.

--------------------------------------------------------------------
--------------------------------------------------------------------
(Dollars in thousands)
Years ended July 31                             1995         1994
--------------------------------------------------------------------
Allowance for doubtful accounts              $ 3,971      $ 3,256
Inventory reserves                               103         (902)
Uniform capitalization                         2,251        2,310
Depreciation                                   2,578        1,296
Warranty reserves                             13,694       12,688
Marketing programs                             2,486        1,249
Distributor reserves                           2,275        2,858
Restructuring reserves                         1,430        1,965
Accrued retirement                             1,961        1,820
Other                                            143         (538)
--------------------------------------------------------------------
Consolidated deferred income tax assets      $30,892      $26,002
--------------------------------------------------------------------
--------------------------------------------------------------------

   During the year ended July 31, 1995, and 1994, respectively, $1,178,000 and $953,000 were added to additional paid-in capital in accordance with "Accounting Principal Board" opinion 25 reflecting the permanent book to tax difference in accounting for tax benefits related to employee stock option transactions.


24  The Toro Company  1995 Annual Report

5  COMMON STOCKHOLDERS' EQUITY

Changes in the components of common stockholders' equity during fiscal years ended July 31, 1995, 1994, and 1993 were as follows:

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                                                                                 Foreign
                                                     Additional                 Receivable      Currency
                                             Common     Paid-in     Retained          from   Translation
(Dollars in thousands)                        Stock     Capital     Earnings          ESOP    Adjustment
--------------------------------------------------------------------------------------------------------
Balance at July 31, 1992                    $12,042     $42,171      $86,235       $(7,834)   $       --
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
Common dividends paid ($0.48 per share)          --          --       (5,824)           --            --
Issuance of 272,149 shares under stock
  option plans                                  272       3,499           --            --            --
Purchase of 43,242 common shares                (44)       (772)          --            --            --
Payment received from ESOP                       --          --           --         2,611            --
Foreign currency translation adjustment          --          --           --            --          (795)
Net earnings                                     --          --       13,040            --            --
--------------------------------------------------------------------------------------------------------
Balance at July 31, 1993                     12,270      44,898       93,451        (5,223)         (795)
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
Common dividends paid ($0.48 per share)          --          --       (5,993)           --            --
Issuance of 388,558 shares under stock
  option plans                                  388       5,756           --            --            --
Purchase of 97,758 common shares                (97)     (2,187)          --            --            --
Payment received from ESOP                       --          --           --         2,611            --
Foreign currency translation adjustment          --          --           --            --           390
Tax benefits related to employee stock option
  transactions                                   --         953           --            --            --
Net earnings                                     --          --       22,230            --            --
--------------------------------------------------------------------------------------------------------
Balance at July 31, 1994                     12,561      49,420      109,688        (2,612)         (405)
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
Common dividends paid ($0.48 per share)          --          --       (6,002)           --            --
Issuance of 444,783 shares under stock
  option plans                                  445       7,806           --            --            --
Purchase of 965,757 common shares              (966)    (25,259)          --            --            --
Payment received from ESOP                       --          --           --         2,612            --
Foreign currency translation adjustment          --          --           --            --           338
Tax benefits related to employee stock option
  transactions                                   --       1,178           --            --            --
Net earnings                                     --          --       36,667            --            --
--------------------------------------------------------------------------------------------------------
Balance at July 31, 1995                    $12,040    $ 33,145     $140,353       $     0     $     (67)
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

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


                                The Toro Company  1995 Annual Report  25

6  STOCK OPTION PLANS

Incentive stock options and non-qualified options may be granted under the terms of the 1985 Incentive Stock Option Plan, the 1989 Stock Option Plan and the 1993 Stock Option Plan (the "Plans"). Each incentive stock option is granted at an exercise price equal to 100% of the fair market value of the common stock on the date of the grant. The exercise price of a non-qualified stock option may be determined by the Compensation Committee of the Board of Directors, but may not be less than 50% of the fair market value of the common stock on the date of grant. Stock options granted under the Plans may be exercised in whole or in part from time to time, not later than 10 years from the date of grant or other period, as specified in the option agreement. Most stock options are subject to cancellation upon termination of the optionee's employment. However, some non-qualified options granted under the Plans can be exercised for up to four years after retirement, at or after age 60, but not beyond the date the option originally expires. During 1992, the stockholders voted to increase the shares reserved for future stock option grants under the 1989 plan by 500,000 shares. During 1994, the stockholders approved the 1993 Stock Option Plan authorizing a reserve of 1,000,000 shares for future stock option grants. Stock option transactions are summarized as follows:


-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
Years ended July 31                            1995            1994           1993
-----------------------------------------------------------------------------------
Outstanding at beginning of year          1,259,509       1,421,923      1,329,069
  Granted                                   323,474         264,217        418,200
  Exercised or cancelled                   (416,404)       (426,631)      (325,346)
-----------------------------------------------------------------------------------
Outstanding at end of year                1,166,579       1,259,509      1,421,923
-----------------------------------------------------------------------------------
Price range of granted options        $23.625-29.50    $18.75-25.50   $10.90-19.75
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
Shares reserved for granting future
  stock options:
  July 31,                                  621,738         923,240        136,642
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
Options exercisable at end of year          780,169         765,510        941,090
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
Price range of exercisable options     $10.70-29.50   $10.70-25.875   $10.70-22.50
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

   The options outstanding at July 31, 1995, were granted in 1991, (31,502 shares); 1992, (413,920 shares); 1993, (166,668 shares); 1994, (275,351 shares); and 1995, (279,138 shares).

7  EMPLOYEE BENEFIT PROGRAMS

The company has an Employee Stock Ownership Plan (ESOP) which covers substantially all employees. Funding of the ESOP was completed on July 31, 1995. The Plan was a leveraged ESOP which means funds were borrowed to purchase the shares. The company's contributions to the Plan, net of dividends, were $2,762,000 in 1995, $2,929,000 in 1994, and $3,085,000 in
1993. Principal payments of ESOP debt were $2,612,000 in 1995, $2,611,000 in 1994, and $2,611,000 in 1993. Interest incurred on ESOP debt and interest received by the company was $258,000 in 1995, $512,000 in 1994, and $774,000 in 1993. Dividends on the ESOP shares used for debt service by the ESOP were $107,000 in 1995, $195,000 in 1994, and $300,000 in 1993. The expenses recognized related to the ESOP were $2,504,000 in 1995, $2,417,000 in 1994, and $2,311,000 in 1993. At July 31, 1995, the ESOP indebtedness to the company was paid in full.

   Contributions to employees' profit sharing plans which cover substantially all employees of the company and its subsidiaries were $4,100,000 in 1995, $4,150,000 in 1994, and $4,254,000 in 1993. Such amounts are based upon annual earnings before income taxes and minimum contributions required under the plans.

   Under the company's matching stock plan, shares of common stock may be acquired by employees through payroll deductions and employer matching contributions pursuant to the plan. Contributions were $660,000 in 1995, $485,000 in 1994, and $510,000 in 1993.

   In addition, the company and its subsidiaries have supplemental and other retirement plans covering certain employees. Pension expense under these plans in 1995, 1994, and 1993 was not significant.

   Effective August 1, 1995, the company has adopted a new employee benefit program which replaces the ESOP, profit sharing, and matching stock plans.

   The program includes: The Employee Stock Ownership Plan and The Toro Investment Fund under which eligible employees receive a pre-established percentage of salary in either stock or cash. In addition, the company has established the Toro 401(k) Employee Savings and Toro Matching Plan which provides eligible employees the opportunity to contribute to various mutual funds with a pre-determined company match up to a maximum of two percent of annual salary.

8  SEGMENT DATA

The company classifies its operations into one industry segment, yard maintenance equipment. International sales were $152,409,000, $130,053,000, and $129,422,000 for 1995, 1994, and 1993, respectively. Of these amounts, export sales were $126,560,000, $109,344,000, and $111,263,000 for 1995,
1994, and 1993, respectively. Export sales by geographic area are as follows:

---------------------------------------------------------------------
---------------------------------------------------------------------
(Dollars in thousands)
Years ended July 31                   1995         1994        1993
---------------------------------------------------------------------
Europe                            $ 60,239     $ 48,976     $ 53,992
Canada                              31,921       28,039       26,573
Pacific Rim                         28,979       27,535       26,208
Other                                5,421        4,794        4,490
---------------------------------------------------------------------
Total export sales                $126,560     $109,344     $111,263
---------------------------------------------------------------------
---------------------------------------------------------------------

   Sales to any particular customer were not significant.


26   The Toro Company  1995 Annual Report

9  LEASE COMMITMENTS

Minimum lease commitments in future years under noncancelable operating leases are as follows: 1996, $5,423,000; 1997, $4,262,000; 1998, $2,624,000;
1999, $1,910,000; 2000, $1,117,000; and after 2000, $2,621,000.

   Total lease expense was as follows:

---------------------------------------------------------------------
---------------------------------------------------------------------
(Dollars in thousands)
Years ended July 31                   1995         1994        1993
---------------------------------------------------------------------
Warehouse and office space          $3,360       $2,198      $1,800
Trucks and autos                     1,890        2,039       1,024
Equipment                            3,721        3,044       3,154
---------------------------------------------------------------------
   Total                            $8,971       $7,281      $5,978
---------------------------------------------------------------------
---------------------------------------------------------------------

10 COMMITMENTS AND CONTINGENT LIABILITIES

Certain receivables are sold to financial institutions. Under these arrangements, the company acts as agent for collections and was contingently liable to repurchase receivables of $1,429,000 at July 31, 1995, and $659,000 at July 31, 1994. The company was also contingently liable to repurchase $5,220,000 at July 31, 1995 and $5,222,000 at July 31, 1994, of inventory relating to receivables under dealer financing arrangements. Additionally, debts incurred by certain distributors, aggregating $1,268,000 at July 31, 1995, and $1,486,000 at July 31, 1994, have been guaranteed by the company.

   In the ordinary course of business, the company may become liable with respect to pending and threatened litigation, taxes, environmental, and other matters. While the ultimate results of investigations, lawsuits, and claims involving the company cannot be determined, management does not expect that these matters will have a material adverse effect on the consolidated financial position of the company.

11 FINANCIAL INSTRUMENTS

-  OFF-BALANCE SHEET RISK

Letters of credit are issued by the company during the ordinary course of business, as required by certain vendor contracts, through major domestic banks. As of July 31, 1995, and 1994, the company had $24,212,000 and $16,872,000, respectively, in outstanding letters of credit.

-  CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the company to concentrations of credit risk consist principally of accounts receivable which are concentrated in the company's business segment, yard maintenance equipment. The credit risk associated with this segment is limited because of the large number of customers in the company's customer base and their geographic dispersion.

-  FOREIGN CURRENCY INVESTMENTS

A portion of the company's cash flow is derived from sales and purchases denominated in foreign currencies. To reduce the uncertainty of foreign currency exchange rate movements on these sales and purchase commitments, the company enters into forward exchange and range forward option contracts. These contracts are designed to hedge firm anticipated foreign currency transactions.

   At July 31, 1995, the company had contracts maturing at various dates to purchase $11,209,000 in foreign currencies and to sell $20,817,000 in foreign currencies at the spot rate. In addition, the company had range forward options of $3,246,000 at July 31, 1995.

   Changes in the market value of the foreign currency instruments are recognized in the financial statements upon settlement of the hedged transaction.

-  FAIR VALUE

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

   The carrying and estimated fair values of the company's financial instruments at July 31, 1995, are as follows:


------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                                    Carrying        Estimated
(Dollars in millions)                                  Value       Fair Value
------------------------------------------------------------------------------
Long-term debt                                       $81,025          $90,295
Deferred income (interest rate exchange agreement)     5,250            6,543
------------------------------------------------------------------------------

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

   The estimated fair value of the deferred income represents the cost to terminate the interest rate exchange agreement, had management elected to do so, which would have resulted in a loss of approximately $1,300,000.


                                   The Toro Company  1995 Annual Report  27

12  CONSOLIDATED FINANCE SUBSIDIARY --
    TORO CREDIT COMPANY

Toro Credit Company is a consolidated finance subsidiary of the company and operates primarily in the finance industry with wholesale financing of distributor and dealer inventories under various financing arrangements and other programs.


---------------------------------------------------------------------
---------------------------------------------------------------------
(Dollars in thousands)
Years ended July 31                   1995         1994        1993
---------------------------------------------------------------------
SUMMARY OF EARNINGS
Finance revenues                   $21,259      $17,436     $17,060
Expenses:
  Operating                          3,428        2,068       1,841
  Interest                           4,902        4,737       5,879
  Foreign currency exchange net
    (gains) losses                     (37)          96          31
---------------------------------------------------------------------
  Total expenses                     8,293        6,901       7,751
  Earnings before income taxes      12,966       10,535       9,309
Provision for income taxes           4,744        3,669       3,310
---------------------------------------------------------------------
  Net earnings                     $ 8,222      $ 6,866     $ 5,999
---------------------------------------------------------------------
---------------------------------------------------------------------



---------------------------------------------------------------------
---------------------------------------------------------------------
(Dollars in thousands)
Years ended July 31                                1994        1993
---------------------------------------------------------------------
SUMMARY BALANCE SHEETS
ASSETS
Cash and cash equivalents                      $  3,048    $  4,394
Receivables-net                                 119,204      99,932
Other receivables and assets                      1,915       1,377
---------------------------------------------------------------------
  Total assets                                 $124,167    $105,703
---------------------------------------------------------------------
---------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current portion of long-term debt              $ 15,000    $ 20,000
Other liabilities                                38,235       7,994
Long-term debt, less current portion             10,000      25,000
Shareholders' equity                             60,932      52,709
---------------------------------------------------------------------
  Total liabilities and shareholders' equity   $124,167    $105,703
---------------------------------------------------------------------
---------------------------------------------------------------------


   Of the finance revenues presented previously, $17,114,000 in 1995, $13,272,000 in 1994, and $12,659,000 in 1993 represent transactions with Toro Credit Company's parent company, The Toro Company, which are eliminated in consolidation. The remaining finance revenues of $4,145,000 in 1995, $4,164,000 in 1994, and $4,401,000 in 1993 are included in other income, in The Toro Company's Consolidated Statements of Earnings. The expenses and balance sheet items (net of eliminations) are included in the Consolidated Statements of Earnings and Consolidated Balance Sheets under the corresponding classifications.

13 QUARTERLY FINANCIAL DATA (unaudited)

Summarized quarterly financial data for 1995 and 1994 is as follows:

-------------------------------------------------------------------------------------------
(Dollars in thousands except per share data)
Quarter                           First          Second          Third          Fourth
-------------------------------------------------------------------------------------------
1995
Net sales                      $205,704        $213,950       $310,613        $202,586
Gross profit                     76,065          76,068        107,342          75,103
Net earnings                      8,302           6,799         17,539           4,027
Net earnings per share of
  common stock and common
  stock equivalent                 0.64            0.51           1.32            0.32
Dividends per common share         0.12            0.12           0.12            0.12
Market price of common stock
  High bid                           29 7/8          29 3/8         30 3/8          29 7/8
  Low bid                            21 5/8          26             27 1/2          25 5/8
-------------------------------------------------------------------------------------------
1994
Net sales                      $135,761        $189,413       $276,476       $192,691
Gross profit                     49,035          66,587         97,689         74,214
Net earnings                     (1,895)          4,477         15,637          4,011
Net earnings per share of
  common stock and common
  stock equivalent                (0.15)           0.35           1.19          0.31
Dividends per common
  share                            0.12            0.12           0.12          0.12
Market price of common stock
  High bid                           26 3/4          28             30 1/2        26 3/4
  Low bid                            19 3/4          23 5/8         25            20 7/8
--------------------------------------------------------------------------------------


28  The Toro Company  1995 Annual Report