Form 10-K, Exhibit 13
period 1996-10-31
TORO CO
filed 1997-01-29
CIK 737758

AT A GLANCE
--------------------------------------------------------------------------------

- TORO CONTINUED TO DEMONSTRATE LEVERAGED OPERATING PERFORMANCE POSTING A 16 PERCENT INCREASE IN EARNINGS PER SHARE ON A SLIGHT SALES INCREASE.

- EXCELLENT SNOWTHROWER SALES COMBINED WITH STRONG GROWTH IN INTERNATIONAL PROFESSIONAL TURN MAINTENANCE PRODUCTS HIGHLIGHTED TORO'S SALES PERFORMANCE.

- PROFESSIONAL TURN MAINTENANCE SALES CONTINUED TO GROW FASTER THAN RESIDENTIAL SALES AND HELPED OFFSET THE SLUGGISH LAWN AND GARDEN BUSINESS.

- THE COMPANY CONTINUED TO BUILD FOR THE FUTURE BY INVESTING IN RESEARCH AND DEVELOPMENT, NEW BUSINESSES AND STRATEGIC INITIATIVES.

- SEVERAL ACQUISITIONS AND ALLIANCES TOOK PLACE IN FISCAL 1996 THAT PROVIDE GROWTH MOMENTUM FOR THE FUTURE.


FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

Years ended October 31                       1996         1995    % Change
--------------------------------------------------------------------------------
Net sales                                $930,909     $919,427         1.2%
Net earnings                               36,409       32,362        12.5
Percent of net sales                          3.9%         3.5%
--------------------------------------------------------------------------------
Net earnings per share of common stock
  and common stock equivalent            $   2.90     $   2.50        16.0
Dividends paid per share of
  common stock outstanding                   0.48         0.48
--------------------------------------------------------------------------------
Return on:
  Beginning common stockholders' equity      19.1%        18.1%
  Average common stockholders' equity        18.0         17.5
  Average invested capital                   15.2         13.8
--------------------------------------------------------------------------------

AT YEAR END
Working capital                          $197,144     $165,086        19.4
Total assets                              496,877      472,653         5.1
Total debt                                 94,390      110,274       (14.4)
Common stockholders' equity               213,567      190,892        11.9
Book value per common share                 17.75        15.69        13.1
Number of common stockholders               6,841        7,243        (5.6)
Average number of employees                 3,509        3,638        (3.5)
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.



FISCAL YEAR CHANGE
--------------------------------------------------------------------------------

This report is the first reflecting Toro's change of fiscal year from July 31 to October 31. For comparative purposes, financial information for years previously ended in July has been restated in portions of this report to reflect the new fiscal year ending in October. Financial information for the year ended October 31, 1996, the three month transition period ended October 31, 1995 and the years ended July 31, 1995 and 1994 has been derived from the audited financial statements for the applicable period. Financial information related to the October 31, 1995 balance sheet has been derived from the October 31, 1995 audited balance sheet. All other financial information for years ending in October is unaudited.


TORO'S PURPOSE is to help customers beautify and preserve outdoor landscapes with environmentally responsible products of customer-valued quality and innovation.

TORO'S MISSION is to be the leading worldwide provider of outdoor landscaping products, support services and integrated systems. Toro will explore new opportunities that build revenue growth and sustainability using our core competencies to gain a leading market position.

ON THE COVER - Toro is the exclusive provider of turf maintenance equipment to the Valderrama Club de Golf, Spain, site of the 1997 Ryder Cup of golf.

CONTENTS

Letter to Shareholders                          2
Review of Operations                            6
Eleven-Year Selected
Financial Data                                 14


Fiscal Year Ended
October 31, 1996
--------------------------------------------------
Management's Discussion
and Analysis                                   16

Financial Statements                           21


3 months ended October 31, 1995 and Fiscal Years
Ended July 31, 1995 and July 31, 1994.
--------------------------------------------------
Management's Discussion
and Analysis                                   25

Financial Statements                           30

Notes to Consolidated
Financial Statements                           33

Directors, Officers and
Stockholders' Information                      45


ELEVEN-YEAR SELECTED FINANCIAL DATA  The Toro Company
----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
Years ended October 31****                        1996           1995           1994           1993         1992*          1991
----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Net sales                                     $930,909       $919,400       $864,300       $706,600      $638,700      $706,200

EARNINGS:
Net earnings (loss)                             36,409         32,362         32,426         15,282       (21,726)       16,100
Percent of sales                                   3.9%           3.5%           3.8%           2.2%         (3.4)%         3.8%
Per share of common stock and common
  stock equivalent                            $   2.90       $   2.50       $   2.49       $   1.22      $  (1.81)       $ 0.77

DIVIDENDS:
On common stock outstanding                      5,834          5,953          6,022          5,858         5,765         5,710
Per share of common stock outstanding             0.48           0.48           0.48           0.48          0.48          0.48

RETURN ON:
Beginning common stockholders' equity             19.1%          18.1%          22.9%          12.1%        (14.2)%        26.4%
Average common stockholders' equity               18.0%          17.5%          20.2%          11.4%        (15.5)%        26.2%

SUMMARY OF FINANCIAL POSITION:
Current assets                                $405,001       $386,259       $373,400       $326,100      $324,200      $322,000
Current liabilities                            207,857        221,173        197,200        169,200       132,500       103,800
   Working capital                             197,144        165,086        176,200        156,900       191,700       218,200
Non-current assets                              91,876         86,394         78,200         73,700        85,100        93,400
   Total assets                                496,877        472,653        451,600        399,800       409,300       415,400
Non-current liabilities, excluding
  long-term debt                                22,438          7,223          5,300          1,400         2,500         4,100

CAPITALIZATION:
Long-term debt, less current portion            53,015         53,365         70,400         87,300       147,900       154,100
Redeemable preferred stock                           -              -              -              -             -             -
Common stockholders' equity                    213,567        190,892        178,700        141,900       126,400       153,400
Total capitalization                           266,582        244,257        249,100        229,200       274,300       307,500
Book value per common share                      17.75          15.69          14.05          11.47         10.50         12.84

STOCK DATA:
Number of shares of common stock
  outstanding (in thousands)                    12,032         12,168         12,720         12,370        12,041        11,950
Number of common stockholders                    6,841          7,243              -              -             -             -
Low price                                     $     28 3/8   $     25 5/8   $     20 7/8   $     14 1/8  $     11 3/8  $     11
High price                                          36 1/4         32 1/4         30 1/2         26 3/4        17 1/2        20 1/2
Close price                                         31 3/8         28 7/8         27 3/4         25 3/8        14 1/8        14 3/4
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
Years ended October 31****                        1990**         1989           1988           1987***        1986
----------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Net sales                                     $747,300       $639,200       $626,200       $551,600      $422,300

EARNINGS:
Net earnings (loss)                              9,130          8,394         19,962         20,500        17,900
Percent of sales                                   1.3%           1.1%           3.1%           3.3%          3.2%
Per share of common stock and common
  stock equivalent                            $   0.84       $   1.90       $   1.90       $   1.60      $   1.39

DIVIDENDS:
On common stock outstanding                      6,074          4,774          4,613          3,730         3,135
Per share of common stock outstanding             0.48           0.48           0.45           0.37          0.30

RETURN ON:
Beginning common stockholders' equity              6.2%           8.5%          23.5%          28.4%         28.8%
Average common stockholders' equity                6.1%           6.8%          21.7%          26.1%         26.7%

SUMMARY OF FINANCIAL POSITION:
Current assets                                $306,800       $271,200       $296,400       $262,600      $216,600
Current liabilities                            133,000        125,000        144,200        121,800       114,700
   Working capital                             173,800        146,200        152,200        140,800       101,900
Non-current assets                             103,900         57,100         55,800         52,800        27,300
   Total assets                                410,700        328,300        352,200        315,400       243,900
Non-current liabilities, excluding
  long-term debt                                 6,100          2,400          1,700          1,100         2,100

CAPITALIZATION:
Long-term debt, less current portion           125,300         95,600        112,200        109,800        54,500
Redeemable preferred stock                           -          6,000          9,000         10,500        10,500
Common stockholders' equity                    146,300         99,300         85,100         72,200        62,100
Total capitalization                           271,600        200,900        206,300        192,500       127,100
Book value per common share                      12.34           9.98           8.46           7.12          6.04

STOCK DATA:
Number of shares of common stock
  outstanding (in thousands)                    11,859          9,946         10,059         10,144        10,280
Number of common stockholders                        -              -              -              -             -
Low price                                     $     12       $     17 7/8   $     11 1/8   $     13 1/2  $     11 1/2
High price                                          30             24 3/8         24 7/8         23 3/4        19 1/2
Close price                                         12 3/4         21 5/8         18 3/8         15 1/8        17 3/8
----------------------------------------------------------------------------------------------------------------------

   * Includes restructuring costs of $24.9 million, or $1.41 per share.
  ** The company's consolidated financial statements include results of operations of Lawn-Boy Inc. from November 7, 1989, the date of acquisition. *** The company's consolidated financial statements include results of operations of Wheel Horse Products, Inc. from December 19, 1986, the date of acquisition.
**** The actual date of the year end for years prior to 1995 was the Friday closest to October 31.


[graph]       [graph]       [graph]       [graph]       [graph]       [graph]

1996 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS The Toro Company

In November 1995, the company changed its fiscal year ended July 31 to a fiscal year ended October 31. The following comparisons are based on the company's new fiscal year end. The 3 month transition period ended October 31, 1995 bridges the gap between the company's old and new fiscal year ends. A comparison of this transition period to the same period in 1994 is presented beginning on page 25. In addition, a comparison of the years ended July 31, 1995 and 1994 is also presented beginning on page 25.

Financial information relating to the year ended October 31, 1996 has been derived from the audited financial statements. The results of operations for fiscal years ended in October 1995 and 1994 have been restated from the previous July 31 year end to the new fiscal year basis and are unaudited. The October 31, 1995 balance sheet information has been derived from the October 31, 1995 audited balance sheet. Financial information for the year ended October 28, 1994 is unaudited and is presented for informational purposes only.

RESULTS OF OPERATIONS

In 1996, the company increased net earnings by 12.3% over the previous year in spite of only a modest increase in worldwide net sales. The company continues to focus on implementing operational strategies which improve production flexibility and efficiency and aggressive expense control measures which result in increased margins. Weather patterns have a major impact on the company's sales; however, the company has entered into a number of strategic alliances and acquisitions in 1996, and continues to seek other opportunities to diversify both the product categories and the global markets where products are sold. This has and will continue to reduce the impact of localized weather patterns and economic conditions on the company's sales and earnings. See "Acquisitions and Strategic Alliances" included in this MD&A.


SUMMARY
----------------------------------------------------------------------------------------------------------------------------------

                                                       YEAR ENDED                    Year Ended                    Year Ended
                                                       OCTOBER 31                    October 31                    October 28
(Dollars in millions except per share data)                  1996        % Change          1995        % Change          1994
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                 $930.9            1.3%        $919.4            6.4%        $864.3
Cost of sales                                              589.2              -          589.2            7.2          549.7
-----------------------------------------------------------------------------------------------------------------------------
    Gross profit                                           341.7            3.5          330.2            5.0          314.6
Selling, general and administrative expense                278.3            2.3          272.1            6.5          255.6
-----------------------------------------------------------------------------------------------------------------------------
    Earnings from operations                                63.4            9.1           58.1           (1.5)          59.0
Interest expense                                            13.5           13.4           11.9           (7.0)          12.8
Other income, net                                          (10.3)          33.8           (7.7)          (1.3)          (7.8)
-----------------------------------------------------------------------------------------------------------------------------
    Earning before income taxes                             60.2           11.7           53.9           (0.2)          54.0
Provision for income taxes                                  23.8           10.7           21.5           (0.5)          21.6
-----------------------------------------------------------------------------------------------------------------------------
    Net earnings                                          $ 36.4           12.3%        $ 32.4              -         $ 32.4
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Net earnings per share of common stock
    and common stock equivalent                           $ 2.90           16.0%        $ 2.50            0.4%         $2.49
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
NET SALES BY PRODUCT LINE
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)
-----------------------------------------------------------------------------------------------------------------------------
Consumer                                                  $461.0           (1.3)%       $467.2           (1.9)%       $476.2
Commercial                                                 322.0            3.6          310.8           18.5          262.3
Irrigation                                                 147.9            4.6          141.4           12.4          125.8
-----------------------------------------------------------------------------------------------------------------------------
    Total*                                                $930.9            1.3%        $919.4           6.4%         $864.3
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
*Includes international sales of                          $174.2           16.4%        $149.6           6.3%         $140.7
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


In fiscal 1996, net earnings increased by $4.0 million to $36.4 million from $32.4 million in the prior fiscal year. Worldwide net sales increased by $11.5 million to $930.9 million in 1996 versus $919.4 million in 1995. The following is a discussion of the sales by product group:

-   CONSUMER

Worldwide consumer product sales in 1996 fell by 1.3% to $461.0 million from $467.2 million in 1995. The decrease was primarily the result of a slow start to the lawn and garden season due to cold, wet weather throughout most of the United States during the spring season. This decline was offset partially by increased snowthrower shipments. Snowthrower demand, especially in the northeast, was high in anticipation of strong retail activity and abnormally low field inventory levels. For the year, snowthrower sales were up 31.0%, primarily the result of sales volume increases. International sales included in the worldwide consumer totals declined by 1% from the prior year. Walk behind mower sales were lower, but this decline was partially offset by strong riding product sales.

[GRAPH]

-   COMMERCIAL

Worldwide commercial product sales increased $11.2 million or 3.6% over the prior year to $322.0 million. International sales were strong, up 30.4% due primarily to a strong golf market in Europe and Asia. The late spring had an adverse effect on sales to the domestic golf course market. Many golf courses were forced to cut their equipment budgets due to loss of income from fewer rounds played during the inclement spring weather. In addition, the market saw increased competitive actions among the major equipment manufacturers.

[GRAPH]

-   IRRIGATION

Worldwide irrigation sales totaled $147.9 million representing an increase of $6.5 million or 4.6% over the prior year. International irrigation sales were strong, up 15.3% from the prior year, fueled by strong golf market sales. This was partially offset by lower sales to the residential/commercial markets which were impacted by the cold, wet spring.

[GRAPH]

-   INTERNATIONAL MARKETS

Total international sales, included in the preceding net sales table, increased by 16.4% over the previous year to $174.2 million. This was primarily the result of increased sales volumes in the European and Asian golf markets. International sales are principally denominated in U.S. dollars; however, a portion of the company's international sales are denominated in foreign currencies. To reduce the uncertainty of foreign currency exchange rate movements on these sales commitments, the company enters into foreign exchange and range forward contracts. See Note 11 to the Consolidated Financial Statements.

[GRAPH]

COST TRENDS AND PROFIT MARGINS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                         YEAR ENDED   Year Ended   Year Ended
                                         OCTOBER 31   October 31   October 28
Margins (Percent of net sales)                 1996         1995         1994
--------------------------------------------------------------------------------
Gross profit                                   36.7%        35.9%        36.4%
Operating profit                                6.8          6.3          6.8
Pretax earnings                                 6.5          5.9          6.2
Net earnings                                    3.9          3.5          3.7
--------------------------------------------------------------------------------

    The gross profit of $341.7 million represents an $11.5 million or 3.5% increase over the gross profit of $330.2 million in 1995. As a percent of net sales, gross profit rose to 36.7% from 35.9% in the prior year. The percentage margin improvement resulted primarily from reduced production costs, notably materials and product mix. This improvement was offset partially by costs resulting from lowered production levels in selected plants to match market needs.

    Operating profit rose to $63.4 million or 6.8% of net sales, from $58.1 million or 6.3% of net sales in 1995. The improvement in operating profit resulted from an increase in gross profit margins of $11.5 million, partially offset by a $6.2 million increase in SG&A expenses.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE (SG&A)

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                  YEAR ENDED                Year Ended                Year Ended
                                  OCTOBER 31         % OF   October 31         % of   October 28         % of
SG&A Expense (Dollars in millions)      1996    NET SALES         1995    Net Sales         1994    Net Sales
----------------------------------------------------------------------------------------------------------------
Administrative                       $  97.5         10.5%     $  92.7         10.1%     $  82.6          9.6%
Sales and marketing                     87.5          9.4         89.0          9.7         90.8         10.5
Warranty                                28.5          3.0         31.9          3.5         30.0          3.5
Distributor/dealer financing            10.3          1.1          9.9          1.1          9.0          1.0
Research and development                31.3          3.4         27.4          2.9         25.0          2.9
Warehousing                             15.2          1.6         14.7          1.6         12.2          1.4
Service/quality assurance                8.0          0.9          6.5          0.7          6.0          0.7
----------------------------------------------------------------------------------------------------------------
Total                                 $278.3         29.9%      $272.1         29.6%      $255.6         29.6%
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------


    For 1996, SG&A expenses totaled $278.3 million or 29.9% of net sales compared to $272.1 million or 29.6% of net sales in 1995.
    The increase in administrative expense of $4.8 million was comprised primarily of additional operating expenses associated with new businesses acquired in 1996. See "Acquisitions and Strategic Alliances included in this MD&A.

    Sales and marketing expense was down $1.5 million due to reduced direct expenses from the decrease in consumer lawn and garden sales combined with savings from added expense controls.

    Warranty expense was down $3.4 million from the prior year as a result of lower warranty reserve requirements due to continuing product quality improvements and experience factors.

    Distribution/dealer financing expense increased by $0.4 million and was flat as a percent of sales. Distributor/dealer financing expense represents the cost incurred by the company to contract with a third party financing source to finance dealer inventory purchases. The $10.3 million charge reflected in SG&A expense represents credit facility origination costs and interest charged for a pre-established length of time. Interest is charged at market rates based on prime plus a negotiated markup. These financing arrangements are used by the company as a marketing tool to enable customers to buy inventory.

    Research and development expenditures increased by $3.9 million reflecting the company's commitment to invest in product innovation and development.

[GRAPH]

    Warehousing expense increased nominally by $0.5 million as the result of warehousing costs for new businesses.

    Service/quality assurance increased 23.1% from 1995 as a result of additional quality assurance and customer service spending for the company's new ventures.

INTEREST EXPENSE

Interest expense in 1996 increased by $1.6 million to $13.5 million. Although the average cost of funds declined from the prior year, the benefit was diminished by higher overall debt levels resulting from higher levels of average working capital. In addition to working capital needs, the company purchased $13.3 million of its own common stock during the year which was funded with short-term borrowings. This cash outflow was offset partially by $12.1 million received as a result of an interest rate swap entered into during 1996. The company anticipates a significant increase in interest expense in 1997 as a result of the additional debt associated with the acquisition of James Hardie Irrigation Group. See "Acquisitions and Strategic Alliances" in this MD&A.

OTHER INCOME, NET

Other income, net totaled $10.3 million in 1996 versus $7.7 million for 1995. The increase is primarily the result of favorable patent infringement litigation settlements.

PROVISION FOR TAXES

The effective tax rate for 1996 was 39.5% compared to 39.9% in 1995. In accordance with Financial Accounting Standards No. 109, the company has determined that it is not necessary to establish a valuation reserve for the deferred income tax benefit because it is more likely than not that the net deferred income tax benefit of $31.5 million will be principally realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences, and to a lesser extent, future taxable income.

NET EARNINGS

Net earnings for 1996 were $36.4 million, representing a 12.3% increase over 1995 earnings of $32.4 million. The increase is primarily the result of improved operating margins. On a per share basis, earnings increased 16% to $2.90 from $2.50 in 1995.

ASSETS

Total assets at October 31, 1996 increased by 5.1% to $496.9 million compared to $472.7 million for the prior year. The increase was primarily comprised of a $40.8 million increase in accounts receivable resulting from third and fourth quarter lawn and garden, and snow sales, new business receivables and dealer direct financing. This increase was offset partially by a reduction in cash and cash equivalents and inventories resulting from production management strategies.

WORKING CAPITAL

Working capital at 1996 year end was $197.1 million which represents an increase of $32.0 million from the $165.1 million reported for 1995. The current ratio for 1996 was 1.95 versus 1.75 in 1995. Working capital as a percent of sales was 21.2% in 1996 and 18.0% for 1995.

    The increase in working capital resulted from the $18.7 million increase in current assets, primarily accounts receivable, which was partially offset by reduced inventories. In addition, current liabilities declined by $13.3 million, due to a combination of a $15.0 million decline in the current portion of long term debt, and a $8.2 million decrease in accounts payable. This was offset partially by a $9.6 million increase in other accrued liabilities, primarily caused by a change in benefit plan year ends which impacted the timing of company payments to these plans.

CAPITAL STRUCTURE

Long-term debt includes:

- $50.0 million of 11% sinking fund debentures, due August 2017 with sinking fund payments due annually August 1998 through August 2017.

- $3.4 million variable rate industrial revenue bond, due June 2004 with sinking fund payments due annually June 1997 through June 2004.

    Long-term debt at October 31, 1996 was $53.4 million, down $15.3 million from $68.7 million at October 31, 1995. The amount of total long-term debt attributable to Toro Credit Company, the company's consolidated finance subsidiary, was zero at October 31, 1996 compared to $15.0 million at October 31, 1995. Toro Credit Company is now funded by the parent. The company's capital structure is managed on a consolidated basis.

    Total debt at October 31, 1996 was $94.4 million, down $15.9 million from $110.3 million at October 31, 1995. The total debt to total capital ratio decreased from 36.6% in 1995 to 30.7% in 1996 as the result of decreased long-term debt and an increase in current year earnings.

    Total capitalization at October 31, 1996 consisted of $53.4 million of long-term debt, $41.0 million of short-term borrowing and $213.6 million of stockholders' equity.

[GRAPH]

LIQUIDITY AND CAPITAL RESOURCES

In 1996, the company continued to improve its liquidity through cash management strategies which included the continued replacement of long-term debt with short term borrowings at more favorable interest rates, combined with prudent management of inventory levels.

    Management believes that the combination of funds available through its existing financing options, coupled with forecasted cash flows as well as the anticipated issuance of public debt described below will provide the capital resources for its anticipated needs.

-   CASH FLOW

Cash and cash equivalents declined by $7.6 million from 1995 to 1996. This decline in cash was primarily driven by repayment of debt and stock repurchases. At October 31, 1996 the company had $4,908,000 included in trade payables that represented the reclassification of outstanding checks in excess of related bank balances.

    Cash provided by operating activities increased by $12.5 million as a result of a reduction in inventories and increased earnings. This was offset by increased accounts receivable attributed to timing of snowthrower and lawn and garden sales late in the year, expanded dealer direct financing programs through Toro Credit Company, and receivables resulting from Toro's new businesses.

    Cash used in investing activities declined slightly in 1996 from 1995. Investing activities consisted primarily of initial purchases of tooling components used to manufacture new products and a variety of expenditures to improve and modernize the manufacturing plants and administrative offices.

    Cash used in financing activities was primarily for retirement of debt and purchases of Toro stock. The company purchased the stock for use in employee benefit plans and for potential acquisitions. The major source of cash from financing activities was cash received from the forward starting interest rate exchange agreement. See Note 3 to the Consolidated Financial Statements.

-   CREDIT LINES AND OTHER CAPITAL RESOURCES

The company's seasonal working capital requirements are funded with $194.0 million of unsecured bank credit lines. Average borrowings under these lines were $95.2 million in 1996 and $44.6 million in 1995. The increase in the average borrowings was the result of the reduction in long-term debt, the addition of dealer direct financing through Toro Credit Company, the purchase of the company's stock and the increase in seasonal working capital. At October 31, 1996, the company had $153.0 million of unutilized availability under these credit lines. Subsequent to the year end, the company executed an agreement for an additional $150.0 million unsecured bank credit line expiring in December 1997.

    Additionally, the company's resources included two bankers' acceptance financing agreements totaling $40.0 million. There were no amounts outstanding under these agreements at October 31, 1996 or 1995.

    The company's business is seasonal, with accounts receivable balances historically increasing between January and March as a result of extended payment terms made available to the company's customers, and decreasing between April and June when payments become due. The company's peak borrowing usually occurs between February and May. The seasonal working capital requirements are financed primarily with the short-term financing arrangements described above.

-   ACQUISITION FINANCING

In December 1996, the company completed the acquisition of James Hardie Irrigation Group. The purchase price of approximately $119.0 million has been initially financed with temporary bank debt. The company intends to file a shelf registration for public debt to facilitate the issuance of long-term debt to replace the temporary bank debt. The company also believes that financing is available through other resources. Management believes that the capital resources available under existing arrangements are sufficient to meet the company's needs through fiscal 1997. See "Acquisitions and Strategic Alliances" included in this MD&A.

INFLATION

The company is subject to the effects of changing prices. The company has, however, generally been able to pass along inflationary increases in its costs by increasing the prices of its products.

ACQUISITIONS AND STRATEGIC ALLIANCES

On December 3, 1996, the company announced that it completed the acquisition of James Hardie Irrigation Group (JHI) from James Hardie Limited of Australia. The purchase price of approximately $119.0 million is subject to adjustment based on changes in working capital and closing balance sheet audit adjustments, and has been initially financed with temporary bank debt. The company intends to file a shelf registration for public debt which would facilitate the issuance of long-term debt to replace the temporary bank debt. The company expects the purchase to have a modest dilutive effect on earnings per share in 1997. JHI is a worldwide leader in the production of irrigation systems to the commercial landscape market. See Note 14 to the Consolidated Financial Statements.

    In addition, the company completed the acquisitions of Liquid Ag Systems and National Service Network in 1996, and joined Walt Disney Wide World of Sports, Ryobi Outdoor Products, and Maruyama Manufacturing, Inc., in alliances that provide enhanced visibility and expanded product lines into emerging markets such as the landscape contractor business.

SUMMARY

The company continued to increase earnings by leveraging a slight sales gain. Strong sales performance in several product categories offset slower performance in others. The increase in net earnings resulted from improvements in operating margin offset partially by added expenses for new businesses and product research and development. In addition, an increase in other income more than offset an increase in interest expense resulting from higher working capital levels during the year. The company strengthened its balance sheet through cash management, inventory strategies and reduced long-term debt.

CONSOLIDATED STATEMENTS OF EARNINGS  The Toro Company

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                      YEAR ENDED     Year Ended     Year Ended
                                                      OCTOBER 31     October 31     October 28
(Dollars in thousands, except per share data)               1996           1995           1994
-------------------------------------------------------------------------------------------------
Net sales                                               $930,909       $919,427       $864,284
Cost of sales                                            589,186        589,211        549,728
-------------------------------------------------------------------------------------------------
  Gross profit                                           341,723        330,216        314,556
Selling, general and administrative expense              278,284        272,128        255,625
-------------------------------------------------------------------------------------------------
  Earnings from operations                                63,439         58,088         58,931
Interest expense                                          13,590         11,954         12,705
Other income, net                                        (10,331)        (7,747)        (7,819)
-------------------------------------------------------------------------------------------------
  Earnings before income taxes                            60,180         53,881         54,045
-------------------------------------------------------------------------------------------------
Provision for income taxes                                23,771         21,519         21,619
-------------------------------------------------------------------------------------------------
  Net earnings                                          $ 36,409       $ 32,362       $ 32,426
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Net earnings per share of common stock and
  common stock equivalent                               $   2.90       $   2.50       $   2.49
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEETS  The Toro Company

----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data) October 31                             1996           1995
----------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                      $     66       $  7,702
  Receivables:
     Customers                                                                    244,434        201,571
     Other                                                                          5,208          4,787
----------------------------------------------------------------------------------------------------------
        Subtotal                                                                  249,642        206,358
        Less allowance for doubtful accounts                                       10,005          7,542
----------------------------------------------------------------------------------------------------------
        Total receivables                                                         239,637        198,816
----------------------------------------------------------------------------------------------------------
  Inventories                                                                     130,288        145,862
  Prepaid expenses                                                                  5,133          6,417
  Deferred income tax benefits                                                     29,877         27,462
----------------------------------------------------------------------------------------------------------
        Total current assets                                                      405,001        386,259
----------------------------------------------------------------------------------------------------------
Property, plant and equipment:
  Land and land improvements                                                        6,816          6,569
  Buildings and leasehold improvements                                             46,107         47,601
  Equipment                                                                       176,157        157,511
----------------------------------------------------------------------------------------------------------
        Subtotal                                                                  229,080        211,681
        Less accumulated depreciation and amortization                            155,270        141,726
----------------------------------------------------------------------------------------------------------
     Total property, plant and equipment                                           73,810         69,955
----------------------------------------------------------------------------------------------------------
Deferred income taxes                                                               1,600          2,384
Other assets                                                                       16,466         14,055
----------------------------------------------------------------------------------------------------------
        Total assets                                                             $496,877       $472,653
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt                                              $    350       $ 15,334
  Short-term borrowing                                                             41,025         41,575
  Accounts payable                                                                 43,524         51,757
  Accrued warranty                                                                 34,722         35,065
  Accrued marketing programs                                                       22,600         21,407
  Other accrued liabilities                                                        65,636         56,035
----------------------------------------------------------------------------------------------------------
        Total current liabilities                                                 207,857        221,173
----------------------------------------------------------------------------------------------------------
Long-term debt, less current portion                                               53,015         53,365
Other long-term liabilities                                                        22,438          7,223
Common stockholders' equity:
  Common stock, par value $1.00, authorized 35,000,000 shares; issued and outstanding 12,032,143 shares in 1996 (net of 877,861 treasury shares)
     and 12,167,835 shares in 1995 (net of 674,490 treasury shares)                12,032         12,168
  Additional paid-in capital                                                       28,462         35,712
  Retained earnings                                                               173,630        142,891
  Foreign currency translation adjustment                                            (557)           121
----------------------------------------------------------------------------------------------------------
        Total common stockholders' equity                                         213,567        190,892
----------------------------------------------------------------------------------------------------------
        Total liabilities and common stockholders' equity                        $496,877       $472,653
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------



CONSOLIDATED STATEMENTS OF CASH FLOWS  The Toro Company

----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
                                                                YEAR ENDED     Year Ended     Year Ended
                                                                OCTOBER 31     October 31     October 28
(Dollars in thousands)                                                1996           1995           1994
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                  $   36,409     $   32,362     $   32,426
  Adjustments to reconcile net earnings to net
     cash provided by operating activities:
  Provision for depreciation and amortization                       18,170         17,115         18,646
  (Gain) loss on disposal of property, plant and equipment            (260)          (147)         1,244
  Deferred income taxes                                                784         (1,089)        (2,667)
  Tax benefits related to employee stock option transactions         1,490          1,178            953
  Changes in operating assets and liabilities:
     Net receivables                                               (40,821)         1,094        (39,115)
     Inventories                                                    15,574        (13,008)       (20,041)
     Prepaid expenses and deferred income tax benefits              (1,131)        (5,660)        (3,918)
     Accounts payable and accrued expenses                           2,218        (11,868)        43,117
----------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                         32,433         19,977         30,645
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment                       (21,389)       (26,987)       (21,036)
  Proceeds from asset disposals                                        543            850            303
  (Increase) decrease in other assets/liabilities                     (857)         4,017         (2,326)
----------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                            (21,703)       (22,120)       (23,059)
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  (Decrease) increase in short-term borrowing                         (550)        41,575              -
  Proceeds from issuance of long-term debt                               -              -          4,000
  Repayments of long-term debt                                     (15,334)       (22,755)       (36,077)
  Proceeds from deferred income                                     12,742              -          5,250
  Proceeds from exercise of stock options                            4,627          7,632          8,518
  Purchases of common stock                                        (13,339)       (26,024)        (2,814)
  Dividends on common stock                                         (5,834)        (5,953)        (6,022)
  Repayments from ESOP                                                   -          2,612          2,611
----------------------------------------------------------------------------------------------------------
     Net cash used in financing activities                         (17,688)        (2,913)       (24,534)
----------------------------------------------------------------------------------------------------------
Foreign currency translation adjustment                               (678)           356          1,151
----------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                           (7,636)        (4,700)       (15,797)
Cash and cash equivalents at beginning of year                       7,702         12,402         28,199
----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                        $       66     $    7,702     $   12,402
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------


SELECTED FINANCIAL DATA  The Toro Company

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
                                                        3 Months                            Years Ended
                                       YEAR ENDED          Ended    -------------------------------------------------------------
(Dollars in thousands,                 OCTOBER 31     October 31        July 31        July 31        July 31        July 31
except per share data)                       1996           1995           1995           1994           1993           1992*
----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Net sales                                $930,909       $192,278       $932,853       $794,341       $684,324       $643,748

EARNINGS:
Net earnings (loss)                        36,409          3,997         36,667         22,230         13,040        (23,753)
Percent of sales                              3.9%           2.1%           3.9%           2.8%           1.9%          (3.7)%
Per share of common stock and
  common stock equivalent                $   2.90       $   0.32       $   2.81       $   1.71       $   1.05       $  (1.98)

DIVIDENDS:
On common stock outstanding                 5,834          1,459          6,002          5,993          5,824          5,753
Per share of common
  stock outstanding                          0.48           0.12           0.48           0.48           0.48           0.48

RETURN ON:
Beginning common
  stockholders' equity                       19.1%           2.2%          21.7%          15.4%           9.8%         (14.8)%
Average common
  stockholders' equity                       18.0%           2.1%          20.7%          14.2%          9.4%          (16.2)%

SUMMARY OF FINANCIAL POSITION:
Current assets                           $405,001       $386,259       $381,610       $364,495       $344,130       $332,517
Current liabilities                       207,857        221,173        212,659        188,712        150,260        122,087
  Working capital                         197,144        165,086        168,951        175,783        193,870        210,430
Non-current assets                         91,876         86,394         86,705         79,144         75,073         88,793
  Total assets                            496,877        472,653        468,315        443,639        419,203        421,310
Non-current liabilities,
  excluding long-term debt                 22,438          7,223          5,250          5,250          1,372          2,509

CAPITALIZATION:
Long-term debt,
  less current portion                     53,015         53,365         64,935         81,025        122,970        164,100
Common stockholders' equity               213,567        190,892        185,471        168,652        144,601        132,614
Total capitalization                      266,582        244,257        250,406        249,677        267,571        296,714
Book value per common share                 17.75          15.69          15.40          13.43          11.78          11.01

STOCK DATA:
Number of shares
  of common stock
  outstanding (in thousands)               12,032         12,168         12,040         12,561         12,270         12,042
Number of common
  stockholders                              6,841          7,243          7,347          7,541          7,968          8,386
Low price                                $     28 3/8   $     28 1/8   $     21 5/8   $     19 3/4   $     11 3/8   $     12 1/8
High price                                     36 1/4         32 1/4         30 3/8         30 1/2         21 7/8         17 1/2
Close price                                    31 3/8         28 7/8         28 5/8         22 5/8         19 3/4         13
----------------------------------------------------------------------------------------------------------------------------------


*Includes restructuring costs of $24.9 million, or $1.41 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS  The Toro Company

In November 1995, the company changed its fiscal year ended July 31 to a fiscal year ended October 31. A comparison of the year ended October 31, 1996 to the year ended October 31, 1995 is presented beginning on page 16. The 3 month transition period ended October 31, 1995 bridges the gap between the company's old and new fiscal year ends. A comparison of this transition period to the same period in 1994 is presented below. In addition, a comparison of the years ended July 31, 1995 and 1994 is also presented below.

  Financial information related to the 3 month transition period ended October 31, 1995, and the years ended July 31, 1995 and 1994 has been derived from the audited financial statements. Financial information related to the 3 month period ended October 28, 1994 is unaudited.

RESULTS OF OPERATIONS

The sales for the 3 month transition period ended October 31, 1995 were $192.3 million versus $205.7 million in the same period of the prior year. The decline was due to extraordinary snow product sales in 1994. Earnings for the period were $4.0 million versus $8.3 million in the prior year.

SUMMARY
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                              3 Months Ended               3 Months Ended   Year Ended                  Year Ended
                                                  October 31                   October 28      July 31                     July 31
(Dollars in millions except per share data)             1995     % Change            1994         1995      % Change          1994
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                             $192.3       (6.5)%          $205.7       $932.9         17.4%        $794.3
Cost of sales                                          120.6       (6.9)            129.6        598.3         18.1          506.8
------------------------------------------------------------------------------------------------------------------------------------
   Gross profit                                         71.7       (5.8)             76.1        334.6         16.4          287.5
Selling, general and administrative expense             65.0        3.7              62.7        269.8         10.2          244.9
------------------------------------------------------------------------------------------------------------------------------------
   Earnings from operations                              6.7      (50.0)             13.4         64.8         52.1           42.6
Interest expense                                         2.5        -                 2.5         11.9        (12.5)          13.6
Other income, net                                       (2.4)     (17.2)             (2.9)        (8.2)         2.5           (8.0)
------------------------------------------------------------------------------------------------------------------------------------
   Earnings before income taxes                          6.6      (52.2)             13.8         61.1         65.1           37.0
Provision for income taxes                               2.6      (52.7)              5.5         24.4         64.9           14.8
------------------------------------------------------------------------------------------------------------------------------------
   Net earnings                                     $    4.0      (51.8)%             8.3       $ 36.7         65.3%       $  22.2
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Net earnings per share of common stock
    and common stock equivalent                       $  0.32     (50.0)%          $  0.64      $  2.81        64.3%        $  1.71
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


SALES BY PRODUCT LINE
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
                                              3 Months Ended               3 Months Ended   Year Ended                 Year Ended
Net Sales                                         October 31                   October 28      July 31                    July 31
(Dollars in millions)                                   1995     % Change            1994         1995      % Change         1994
----------------------------------------------------------------------------------------------------------------------------------

Consumer                                              $105.9      (16.4)%          $126.7       $488.1         14.6%        $425.8
Commercial                                              54.1       11.1              48.7        305.3         20.6          253.2
Irrigation                                              32.3        6.6              30.3        139.5         21.0          115.3
----------------------------------------------------------------------------------------------------------------------------------
   Total*                                             $192.3       (6.5)%          $205.7       $932.9         17.4%        $794.3
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
*Includes international sales of                     $  20.9      (11.8)%         $  23.7       $152.4         17.1%        $130.1
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

3 MONTHS ENDED OCTOBER 31, 1995 COMPARED WITH 3 MONTHS ENDED OCTOBER 28, 1994
--------------------------------------------------------------------------------
Worldwide net sales for the 3 months ended October 31, 1995, of $192.3 million decreased by $13.4 million from the prior year primarily as a result of decreased sales of snow removal equipment. The decline in the quarter was offset partially by an increase in commercial and irrigation product sales. The increase in commercial product sales was the result of new product introductions, golf course openings, increased sales of equipment to landscape contractors and increased sales in the municipal markets. Irrigation sales increased because of new product introductions and increased demand for do-it-yourself products. International sales included in the table on the previous page declined from the prior year because of a temporary business interruption in the irrigation product line as a result of distribution changes as well as decreased sales of snow removal equipment.

YEAR ENDED JULY 31, 1995 COMPARED WITH YEAR ENDED JULY 31, 1994
--------------------------------------------------------------------------------
Worldwide sales increased $138.6 million in fiscal 1995 to $932.9 million with increases in all product lines as discussed below:

-    CONSUMER

Worldwide consumer product sales rose 14.6% to $488.1 million in 1995. Consumer product sales represented 52.3% and 53.6% of consolidated net sales for 1995 and 1994, respectively. International sales included in consumer product sales increased $5.6 million from the prior year.

Exceptional sales of snow removal equipment as well as increased sales of riding products and Toro-Registered Trademark-brand walk power mowers contributed to the increase over the prior year. This increase was offset partially by a decline in Lawn-Boy-Registered Trademark- walk power mower sales as a result of reduced shipments in response to a delayed spring season as well as actions to reduce excess retail inventory.

-    COMMERCIAL

Worldwide commercial product sales increased $52.1 million over the prior year. International sales included in commercial product sales increased $9.0 million from the prior year.

Sales were strong in both the golf and municipal markets because of new golf course openings and increased spending in the municipal market. Sales of equipment to landscape contractors and sales of recycling equipment products also contributed to the increase.

-    IRRIGATION

Worldwide irrigation product sales increased 21.0% to $139.5 million in 1995. International sales included in irrigation product sales increased $6.0 million.

Increased sales of irrigation products in the golf industry as well as an improved market share for do-it-yourself products contributed to the sales increase. The company's change to direct distribution through irrigation product wholesale dealers in the California and Texas markets, made in 1994 to better respond to customer needs, was favorably received in the marketplace. Improved international economies and weather conditions also resulted in increased sales.

-    INTERNATIONAL MARKETS

International sales are included in the preceding net sales table. International sales increased 17.1% to $152.4 million in 1995. Sales in Canada improved over the prior year because of the strengthened economy. The drought in Australia curtailed sales slightly, but was offset by increased sales in Europe because of the weak U.S. dollar.

COST TRENDS AND PROFIT MARGINS
-----------------------------------------------------------------------------------------------------------------
                                 3 Months Ended      3 Months Ended         Year Ended           Year Ended
                                     October 31          October 28            July 31              July 31
Margins (Percent of net sales)             1995                1994               1995                 1994
-----------------------------------------------------------------------------------------------------------------
Gross profit                              37.3%               37.0%               35.9%               36.2%
Operating profit                           3.5                 6.5                 6.9                 5.4
Pretax earnings                            3.4                 6.7                 6.5                 4.7
Net earnings                               2.1                 4.0                 3.9                 2.8
-----------------------------------------------------------------------------------------------------------------

3 MONTHS ENDED OCTOBER 31, 1995 COMPARED WITH 3 MONTHS ENDED OCTOBER 28, 1994
--------------------------------------------------------------------------------
Gross profit of $71.7 million decreased $4.4 million from the prior year because of the decline in sales. As a percent of sales, gross profit for the period ended October 31, 1995 was 37.3% compared with 37.0% for the period ended October 28, 1994 primarily due to increased sales of commercial and irrigation products, offset partially by reduced sales of snow removal equipment.


YEAR ENDED JULY 31, 1995 COMPARED WITH YEAR ENDED JULY 31, 1994
--------------------------------------------------------------------------------
Gross profit of $334.6 million increased 16.4% over the $287.5 million in 1994. As a percent of net sales, gross profit decreased slightly to 35.9% for 1995 compared with 36.2% in 1994. The percentage decrease resulted from the mix of product sales and increased costs of raw material. Gross profit increased $47.1 million to $334.6 million. This was the result of the increased sales volume which was offset by the items mentioned above.

     Operating profit improved from the prior year by $22.2 million because of improved operating leverage as a result of increased sales.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSE (SG&A)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                          3 Months Ended       % of   3 Months Ended       % of      Year Ended       % of    Year Ended      % of
SG&A Expense                  October 31        Net       October 28        Net         July 31        Net       July 31       Net
(Dollars in millions)               1995      Sales             1994      Sales            1995       Sales         1994     Sales
----------------------------------------------------------------------------------------------------------------------------------
Administrative                     $24.0      12.5%            $20.8      10.1%         $  89.5       9.6%       $  80.2     10.1%
Sales and marketing                 20.6      10.7              23.8      11.6             92.1       9.9           84.4     10.6
Warranty                             6.6       3.4               5.7       2.8             31.0       3.3           29.0      3.6
Distributor/dealer financing         2.1       1.1               2.0       1.0              9.7       1.0            8.6      1.1
Research and development             6.9       3.6               6.0       2.9             26.5       2.8           24.6      3.1
Warehousing                          3.2       1.7               2.9       1.4             14.5       1.6           11.8      1.5
Service/quality assurance            1.6       0.8               1.5       0.7              6.5       0.7            6.3      0.8
----------------------------------------------------------------------------------------------------------------------------------
Total                              $65.0      33.8%            $62.7      30.5%          $269.8      28.9%        $244.9      30.8%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------


3 MONTHS ENDED OCTOBER 31, 1995 COMPARED WITH 3 MONTHS ENDED OCTOBER 28, 1994
--------------------------------------------------------------------------------
SG&A increased $2.3 million from the prior year and as a percent of sales increased to 33.8%. Administrative expense increased from the prior year as the company continued its implementation of a company-wide information system as well as an overall increase in spending. Warranty increased from the prior year as a result of a change in the sales mix of products. Research and development expenditures were above the prior year reflecting the company's continued commitment to product innovation. These increases were offset partially by a decrease in sales and marketing expense primarily because of reduced sales.

YEAR ENDED JULY 31, 1995 COMPARED WITH YEAR ENDED JULY 31, 1994
----------------------------------------------------------------------------
SG&A was up $24.9 million from 1994 and was 28.9% of net sales in 1995 compared with 30.8% in 1994. The decline as a percent of sales was the result of improved leverage and expense control. The increase in administrative expense of $9.3 million occurred principally as a result of a company-wide initiative to replace existing information systems, increased payouts in various employee incentive and profit sharing plans, the addition of a joint venture with a distributor, the addition of dealer direct financing through Toro Credit Company, and distribution support.

Sales and marketing expense was up $7.7 million from the prior year. As a percent of net sales, sales and marketing was 9.9%, a decrease from 10.6% in 1994. The dollar increase reflected the company's increased sales volume as well as an increase in brand advertising.

Warranty expense increased by $2.0 million and as a percent of net sales was 3.3% in 1995 compared with 3.6% in 1994. The $2.0 million increase was primarily the result of increased sales volume, and new product introductions.

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

Research and development expense was up $1.9 million primarily as the result of continued investment in product innovation.

INTEREST EXPENSE

3 MONTHS ENDED OCTOBER 31, 1995 COMPARED WITH 3 MONTHS ENDED OCTOBER 28, 1994
--------------------------------------------------------------------------------
Interest expense for the 3 months ended October 31, 1995 was $2.5 million which was unchanged from the amount reported in 1994.

YEAR ENDED JULY 31, 1995 COMPARED WITH YEAR ENDED JULY 31, 1994
--------------------------------------------------------------------------------
Interest expense for 1995 decreased to $11.9 million from the $13.6 million reported in 1994 as the result of the company's continued reduction in long-term debt and utilization of short-term borrowing at lower interest rates.


OTHER INCOME, NET

3 MONTHS ENDED OCTOBER 31, 1995 COMPARED WITH 3 MONTHS ENDED OCTOBER 28, 1994
--------------------------------------------------------------------------------
Other income, net at October 31, 1995 was $2.4 million versus $2.9 million in 1994. The decrease in other income, net was due to a decline in financing revenue for the period.

YEAR ENDED JULY 31, 1995 COMPARED WITH YEAR ENDED JULY 31, 1994.
--------------------------------------------------------------------------------
Other income, net was $0.2 million greater than the $8.0 million reported in 1994. Excluding the effect of two lawsuit settlements and the sale of the portable heater business in the prior year, other income increased because of gains on fixed asset disposals versus losses in the prior year, favorable foreign currency activity, and income resulting from joint venture activity.

PROVISION FOR TAXES

3 Months Ended October 31, 1995 Compared With 3 Months Ended October 28, 1994
--------------------------------------------------------------------------------

The effective tax rate for the period ended October 31, 1995 was 39.5% compared to 40.0% for the 3 month period ended October 28, 1994.

Year Ended July 31, 1995 Compared With Year Ended July 31, 1994
--------------------------------------------------------------------------------

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

NET EARNINGS

3 Months Ended October 31, 1995 Compared With 3 Months Ended October 28, 1994
--------------------------------------------------------------------------------

Net earnings for the 3 months ended October 31, 1995 was $4.0 million versus $8.3 million a year prior. The decrease in earnings was primarily the result of extraordinary snow product sales in the prior 3 month period.

Year Ended July 31, 1995 Compared With Year Ended July 31, 1994
--------------------------------------------------------------------------------

Net earnings for 1995 were $36.7 million or $2.81 per share, as compared with net earnings of $22.2 million or $1.71 per share in 1994. The increase in earnings was primarily the result of increased sales, improved operating leverage, and cost control measures such as lower borrowing costs.

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
The Toro Company:

    We have audited the accompanying consolidated balance sheets of The Toro Company and subsidiaries as of October 31, 1996 and 1995, and the related consolidated statements of earnings and cash flows for the year ended October 31, 1996, the three month period ended October 31, 1995 and the years ended July 31, 1995 and 1994. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Toro Company and subsidiaries as of October 31, 1996 and 1995, and the results of their operations and their cash flows for the year ended October 31, 1996, the three month period ended October 31, 1995 and the years ended July 31, 1995 and 1994 in conformity with generally accepted accounting principles.

                                       KPMG Peat Marwick LLP
Minneapolis, Minnesota
December 16, 1996



CONSOLIDATED STATEMENTS OF EARNINGS   The Toro Company



-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        Year Ended
                                                                YEAR ENDED  3 Months Ended  ----------------------------
                                                                OCTOBER 31     October 31        July 31        July 31
(Dollars in thousands, except per share data)                         1996           1995           1995           1994
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                        $ 930,909       $192,278      $ 932,853       $794,341
Cost of sales                                                      589,186        120,575        598,275        506,816
-------------------------------------------------------------------------------------------------------------------------

    Gross profit                                                   341,723         71,703        334,578        287,525
Selling, general and administrative expense                        278,284         65,048        269,757        244,943
-------------------------------------------------------------------------------------------------------------------------

    Earnings from operations                                        63,439          6,655         64,821         42,582
Interest expense                                                    13,590          2,532         11,902         13,562
Other income, net                                                  (10,331)        (2,483)        (8,193)        (8,030)
-------------------------------------------------------------------------------------------------------------------------

    Earnings before income taxes                                    60,180          6,606         61,112         37,050
-------------------------------------------------------------------------------------------------------------------------

Provision for income taxes                                          23,771          2,609         24,445         14,820
-------------------------------------------------------------------------------------------------------------------------

    Net earnings                                                 $  36,409       $  3,997      $  36,667       $ 22,230
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------


Net earnings per share of common stock and
    common stock equivalent                                      $    2.90       $   0.32      $    2.81       $   1.71

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------




The financial statements should be read in conjunction with the Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS  The Toro Company



----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data) October 31                          1996          1995
----------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                                   $      66     $   7,702
    Receivables:
         Customers                                                                244,434       201,571
         Other                                                                      5,208         4,787
----------------------------------------------------------------------------------------------------------
              Subtotal                                                            249,642       206,358
              Less allowance for doubtful accounts                                 10,005         7,542
----------------------------------------------------------------------------------------------------------

              Total receivables                                                   239,637       198,816
----------------------------------------------------------------------------------------------------------
    Inventories                                                                   130,288       145,862
    Prepaid expenses                                                                5,133         6,417
    Deferred income tax benefits                                                   29,877        27,462
----------------------------------------------------------------------------------------------------------
              Total current assets                                                405,001       386,259
----------------------------------------------------------------------------------------------------------
Property, plant and equipment:
    Land and land improvements                                                      6,816         6,569
    Buildings and leasehold improvements                                           46,107        47,601
    Equipment                                                                     176,157       157,511
----------------------------------------------------------------------------------------------------------
              Subtotal                                                            229,080       211,681
              Less accumulated depreciation and amortization                      155,270       141,726
----------------------------------------------------------------------------------------------------------
              Total property, plant and equipment                                  73,810        69,955
----------------------------------------------------------------------------------------------------------
Deferred income taxes                                                               1,600         2,384
Other assets                                                                       16,466        14,055
----------------------------------------------------------------------------------------------------------
              Total assets                                                       $496,877     $ 472,653
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
    Current portion of long-term debt                                            $    350     $  15,334
    Short-term borrowing                                                           41,025        41,575
    Accounts payable                                                               43,524        51,757
    Accrued warranty                                                               34,722        35,065
    Accrued marketing programs                                                     22,600        21,407
    Other accrued liabilities                                                      65,636        56,035
----------------------------------------------------------------------------------------------------------
              Total current liabilities                                           207,857       221,173
----------------------------------------------------------------------------------------------------------
Long-term debt, less current portion                                               53,015        53,365
Other long-term liabilities                                                        22,438         7,223
Common stockholders' equity:
    Common stock, par value $1.00, authorized 35,000,000 shares; issued and outstanding 12,032,143 shares in 1996 (net of 877,861 treasury shares)
    and 12,167,835 shares in 1995 (net of 674,490 treasury shares)                 12,032        12,168
    Additional paid-in capital                                                     28,462        35,712
    Retained earnings                                                             173,630       142,891
    Foreign currency translation adjustment                                          (557)          121
----------------------------------------------------------------------------------------------------------

              Total common stockholders' equity                                   213,567       190,892
----------------------------------------------------------------------------------------------------------
              Total liabilities and common stockholders' equity                  $496,877      $472,653
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------






The financial statements should be read in conjunction with the Notes to Consolidated Financial Statements.




-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Year Ended
                                                                          YEAR ENDED  3 Months Ended  ----------------------------
                                                                          OCTOBER 31      October 31       July 31         July 31
(Dollars in thousands)                                                          1996            1995          1995            1994
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings                                                           $  36,409     $    3,997     $   36,667      $  22,230
    Adjustments to reconcile net earnings to net
         cash provided by (used in) operating activities:
    Provision for depreciation and amortization                               18,170          3,590         17,240         18,839
        (Gain) loss on disposal of property, plant and equipment                (260)           (34)          (135)         1,265
    Deferred income taxes                                                        784            194         (1,282)        (2,668)
    Tax benefits related to employee stock option transactions                 1,490              -          1,178            953
    Changes in operating assets and liabilities:
         Net receivables                                                     (40,821)        13,640        (28,773)        (3,320)
         Inventories                                                          15,574        (22,142)        (4,956)       (40,056)
         Prepaid expenses and deferred income tax benefits                    (1,131)         1,962        (10,024)        (2,551)
         Accounts payable and accrued expenses                                 2,218         (9,770)         5,622         33,152
----------------------------------------------------------------------------------------------------------------------------------
              Net cash provided by (used in) operating activities             32,433         (8,563)        15,537         27,844
----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property, plant and equipment                               (21,389)        (3,302)       (28,162)       (18,173)
    Proceeds from asset disposals                                                543             43            843            267
    (Increase) decrease in other assets/liabilities                             (857)         1,793          3,935         (4,973)
-----------------------------------------------------------------------------------------------------------------------------------
              Net cash used in investing activities                          (21,703)        (1,466)       (23,384)       (22,879)
-----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Increase (decrease) in sale of receivables                                     -         (2,331)         2,331              -
    (Decrease) increase in short-term borrowing                                 (550)        19,040         22,535              -
    Proceeds from issuance of long-term debt                                       -              -              -          4,000
    Repayments of long-term debt                                             (15,334)       (12,326)       (20,300)       (40,645)
    Proceeds from deferred income                                             12,742                                        5,250
    Proceeds from exercise of stock options                                    4,627          3,586          8,251          6,144
    Purchases of common stock                                                (13,339)          (891)       (26,225)        (2,284)
    Dividends on common stock                                                 (5,834)        (1,459)        (6,002)        (5,993)
    Repayments from ESOP                                                           -              -          2,612          2,611
-----------------------------------------------------------------------------------------------------------------------------------
              Net cash provided by (used in) financing activities            (17,688)         5,619        (16,798)       (30,917)
-----------------------------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustment                                         (678)           188            338            390
-----------------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                     (7,636)        (4,222)       (24,307)       (25,562)
Cash and cash equivalents at beginning of period                               7,702         11,924         36,231         61,793
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                  $     66     $    7,702      $  11,924      $  36,231
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
    Cash paid during the period for:
         Interest                                                          $  15,335     $    4,694     $    9,567      $  14,092
         Income taxes                                                         20,447            109         34,936         19,498
-----------------------------------------------------------------------------------------------------------------------------------





The financial statements should be read in conjunction with the Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  The Toro Company
--------------------------------------------------------------------------------

 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED DATA

FISCAL YEAR CHANGE
Effective November 1995, the company changed its fiscal year ended July 31 to a fiscal year ended October 31. The 3 month transition period ended October 31, 1995 bridges the gap between the company's old and new fiscal year ends.

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

CASH AND CASH EQUIVALENTS

The company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. At October 31, 1996 the Company had $4,908,000 included in trade payables that represented the reclassification of outstanding checks in excess of related bank balances.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The provision for doubtful accounts included in selling, general and administrative expense was $3,358,000 for the year ended October 31, 1996, $720,000 for the 3 months ended October 31, 1995, $1,543,000 for the year ended July 31, 1995, and $3,032,000 for the year ended July 31, 1994.

INVENTORIES

The majority of all inventories are valued at the lower of cost or net realizable value with cost determined by the last-in, first-out (LIFO) method. Had the first-in, first-out (FIFO) method of cost determination been used, inventories would have been $25,642,000 and $24,841,000 higher than reported at October 31, 1996, and 1995, respectively. Under the FIFO method, work-in-process inventories were $69,182,000 and $86,285,000 and finished goods inventories were $86,748,000 and $84,418,000 at October 31, 1996 and 1995, respectively.

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

DEFERRED INCOME

The company has recorded deferred income related to a forward starting interest rate exchange agreement. The deferred income will be recognized commencing August 1, 1997 as an adjustment to interest expense over the term of the agreement. See Note 3 to the Consolidated Financial Statements.

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

COST OF FINANCING DISTRIBUTOR/DEALER INVENTORY

Included in selling, general and administrative expense are costs associated with various programs in which the company shares costs of financing distributor and dealer inventories. These costs of $10,252,000 for the year ended October 31, 1996, $2,063,000 for the 3 months ended October 31, 1995, $9,675,000 for the year ended July 31, 1995, and $8,587,000 for the year ended July 31, 1994, are charged against operations as incurred.

RESEARCH AND DEVELOPMENT

Expenditures for research and development, including engineering, of $31,343,000 for the year ended October 31, 1996, $6,864,000 for the 3 months ended October 31, 1995, $26,513,000 for the year ended July 31, 1995 and $24,581,000 for the year ended July 31, 1994 are charged against operations as incurred.

DISTRIBUTION

Included in selling, general and administrative expense are costs associated with changes to the company's distribution channels. These costs were $6,682,000 for the year ended October 31, 1996, $823,000 for the 3 months ended October 31, 1995, $3,400,000 for the year ended July 31, 1995 and $4,300,000 for the year ended July 31, 1994. Those costs associated with business changes are accrued on the basis of historical experience, while costs related to specific changes to the company's distribution system are recorded when authorized.

INCOME TAXES

In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (FAS 109), deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The company has reflected the necessary deferred tax asset/liability in the accompanying balance sheets. Management believes the future tax deductions will be realized principally through carry back to taxable income in prior years, future reversals of existing taxable temporary differences, and to a lesser extent, future taxable income.

NET EARNINGS PER SHARE OF COMMON STOCK AND COMMON STOCK EQUIVALENTS

Net earnings per share of common stock and common stock equivalents are computed by dividing net earnings by the weighted average number of common shares and common stock equivalents outstanding during the respective periods. Common stock equivalents include potentially dilutive stock options. These shares are included under the treasury stock method using the average market price of the company's stock during each period. The effect of full dilution using the year-end price of the company's stock was immaterial.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENT

In October 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," (FAS 123). The company accounts for its stock options and employee stock ownership plan in accordance with the provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25). FAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. The company expects to continue to account for its employee stock plans in accordance with the provisions of APB 25. Accordingly, FAS 123 is not expected to have any material impact on the company's financial position or results of operations. Effective with the issuance of the company's fiscal 1997 financial statements, the company will disclose proforma net income and per share amounts as if FAS 123 were applied.

RECLASSIFICATIONS

Certain prior period amounts have been reclassified to conform with the current year presentation.


2   SHORT-TERM CAPITAL RESOURCES
--------------------------------------------------------------------------------

At October 31, 1996, the company had available unsecured lines of credit with five banks in the aggregate of $194,000,000. Most of these agreements require the company to pay a fee of 0.175% per year on the available lines of credit. This fee is recorded by the company as interest expense.
The company had $41,025,000 outstanding at October 31, 1996, and $41,575,000 outstanding at October 31, 1995. The weighted average interest rate on short-term borrowing for 1996 was 6.0% (6.0% for the 3 months ended October 31, 1995, 7.7% for the year ended July 31, 1995 and 6.5% for the year ended July 31,
1994). Interest expense was $7,036,000 in 1996 ($695,000 for the 3 months ended October 31, 1995, $2,498,000 for the year ended July 31, 1995 and $822,000 for the year ended July 31, 1994), including facility fees. The weighted average short-term borrowing was $117,080,000 for the year ended October 31, 1996 ($11,496,000 for the 3 months ended October 31, 1995, $32,335,000 for the year ended July 31, 1995 and $12,755,000 for the year ended July 31, 1994).

     In addition, the company's capital resources include two $20,000,000 bankers' acceptance financing agreements in 1996 and 1995. The company had no amount outstanding under these agreements at October 31, 1996, and 1995.

3   LONG-TERM DEBT
--------------------------------------------------------------------------------
A summary of long-term debt is as follows:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(Dollars in thousands) October 31                      1996           1995
--------------------------------------------------------------------------------

11% Sinking Fund Debentures due annually
    August 1998-2017 callable August 1, 1997          $50,000        $50,000
Industrial Revenue Bond due annually
    June 1997-2004 with various interest rates          3,365          3,699
9.57% senior note due January 1996                          -          5,000
9.53% senior note due August 1996                           -         10,000
--------------------------------------------------------------------------------
                                                       53,365         68,699
    Less current portion                                  350         15,334
--------------------------------------------------------------------------------
Long-term debt, less current portion                  $53,015        $53,365
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    The weighted average interest rate on long-term debt for 1996 was 10.5% (10.5% for the 3 months ended October 31, 1995, 9.9% for the year ended July 31, 1995 and 9.8% for the year ended July 31, 1994). Interest expense was $6,555,000 in 1996 ($1,837,000 for the 3 months ended October 31, 1995, $8,673,000 for the year ended July 31, 1995 and $12,236,000 for the year ended July 31, 1994), including commitment and facility fees. The weighted average long-term debt outstanding was $62,366,000 in 1996 ($17,557,000 for the 3 months ended October 31, 1995, $87,330,000 for the year ended July 31, 1995 and $125,388,000 for the year ended July 31, 1994).

    The company entered into a forward starting interest rate exchange agreement with a bank on March 6, 1996 to hedge the anticipated refinancing of its $50 million, 11% long-term sinking fund debentures callable August 1, 1997, and to realize the benefit of favorable interest rates. Simultaneously with entering into this interest rate exchange agreement, the company terminated its interest rate exchange agreement entered into during February 1994. The effect of this transaction was to extend the original forward starting interest rate exchange agreement from 5 years to 30 years. As a result of this transaction, the deferred income balance was increased from $5.25 million in 1994 to $17.3 million in March of 1996. The net additional cash received in March 1996 was $12.1 million. In return for the net proceeds, the company will pay the bank 10.55% on a notational amount of $50 million from August 1, 1997 through August 2, 2027 and the company will receive payments based on a floating rate equal to the London Interbank Offered Rate (LIBOR) on the notational amount over the same period.

    The net interest rate differential to be received or paid and the $17.3 million deferred income will be recognized commencing August 1, 1997 as an adjustment to interest expense over the term of the agreement.

    On August 12, 1996 the company entered into another forward starting interest rate exchange agreement with a bank to additionally hedge the anticipated refinancing of the $50 million currently financed under short-term credit agreements. The company received or paid no cash as a result of this transaction.

    Under the terms of the long-term debt agreements and the interest rate exchange agreements, the company is subject to certain covenants. At October 31, 1996, the company was in compliance with all such covenants.

    The terms of certain agreements of Toro Credit Company restrict the payment of dividends and loans or advances to the parent company. Of the Toro Credit Company's retained earnings of $63,584,000, all were available for distribution to the parent at October 31, 1996.

    Principal payments required on long-term debt in each of the next five years ending October 31 are as follows: 1997, $350,000; 1998, $2,865,000; 1999,
$2,885,000; 2000, $2,905,000; 2001, $2,925,000; and after 2001, $41,435,000.

4   INCOME TAXES
-------------------------------------------------------------------------------
A reconciliation of the statutory federal income tax rate to the company's consolidated effective tax rate is summarized as follows:



-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                           YEAR ENDED       3 Months Ended               Year Ended
                                                                                                ----------------------------
                                                           OCTOBER 31         October 31           July 31        July 31
                                                                1996                1995              1995           1994
-----------------------------------------------------------------------------------------------------------------------------
Statutory federal income tax rate                             35.0%             35.0%               35.0%           35.0%
Increase (reduction) in income taxes resulting from:
    Benefits from foreign sales corporation                   (0.8)             (0.2)               (0.8)           (1.6)
    State and local income taxes, net of federal
     income tax benefit                                        2.5               4.6                 2.4             2.4
    Effect of foreign source income                            0.0               1.5                 0.5             1.3
    Other, net                                                 2.8              (1.4)                2.9             2.9
-----------------------------------------------------------------------------------------------------------------------------
Consolidated effective tax rate                               39.5%             39.5%               40.0%           40.0%
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


Components of the provision for income taxes are as follows:
-------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                            YEAR ENDED       3 Months Ended               Year Ended
                                                                                                 ----------------------------
                                                            OCTOBER 31         October 31           July 31        July 31
                                                                 1996                1995              1995           1994
-----------------------------------------------------------------------------------------------------------------------------
Current:
    Federal                                                $22,479           $   731             $24,878         $18,487
    State                                                    2,754               238               2,942           2,610
-----------------------------------------------------------------------------------------------------------------------------
    Current provision                                       25,233               969              27,820          21,097
-----------------------------------------------------------------------------------------------------------------------------
Deferred:
    Federal                                                 (1,051)            1,414              (2,689)         (5,059)
    State                                                     (411)              226                (686)         (1,218)
-----------------------------------------------------------------------------------------------------------------------------
    Deferred provision                                      (1,462)            1,640              (3,375)         (6,277)
-----------------------------------------------------------------------------------------------------------------------------
Total provision for income taxes                           $23,771            $2,609             $24,445         $14,820
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


   The tax effects of temporary differences that give rise to the net deferred tax assets at October 31, 1996 and 1995 are presented below.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(Dollars in thousands)                      1996                1995
--------------------------------------------------------------------------------
Allowance for doubtful accounts         $  5,151            $  4,254
Inventory reserves                           536                (459)
Uniform capitalization                     2,252               2,302
Depreciation                               1,600               2,384
Warranty reserves                         12,881              12,754
Marketing programs                         2,018               1,973
Distributor reserves                       2,603               2,474
Restructuring reserves                     1,091               1,386
Accrued retirement                         3,410               2,770
Other                                        (65)                  8
--------------------------------------------------------------------------------
Consolidated deferred income tax assets  $31,477             $29,846
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



   During the years ended October 31, 1996 and July 31, 1995, respectively, $1,490,000 and $1,178,000 was added to additional paid-in capital in accordance with Accounting Principal Board opinion 25 reflecting the permanent book to tax difference in accounting for tax benefits related to employee stock option transactions.

5   COMMON STOCKHOLDERS EQUITY
--------------------------------------------------------------------------------
Changes in the components of common stockholders' equity during the fiscal year ended October 31, 1996, the 3 months ended October 31, 1995, and the fiscal years ended July 31, 1995 and 1994 were as follows:


----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Foreign
                                                                                                                       Currency
                                                 Common           Additional        Retained       Receivable       Translation
(Dollars in thousands)                            Stock      Paid-In Capital        Earnings       from ESOP         Adjustment
----------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1993                        $12,270            $  44,898       $  93,451         $(5,223)             $(795)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Common dividends paid ($0.48 per share)               -                    -          (5,993)              -                  -
Issuance of 388,588 shares under
 stock option plans                                 388                5,756               -               -                  -
Purchase of 97,758 common shares                    (97)              (2,187)              -               -                  -
Payment received from ESOP                            -                    -               -           2,611                  -
Foreign currency translation adjustment               -                    -               -               -                390
Tax benefits related to employee stock
 option transactions                                  -                  953               -               -                  -
Net earnings                                          -                    -          22,230               -                  -
----------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1994                        $12,561            $  49,420        $109,688        $ (2,612)             $(405)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Common dividends paid ($0.48 per share)               -                    -          (6,002)              -                  -
Issuance of 444,783 shares under
 stock option plans                                 445                7,806
Purchase of 965,757 common shares                  (966)             (25,259)              -               -                  -
Payment received from ESOP                            -                    -               -           2,612                  -

Foreign currency translation adjustment               -                    -               -               -                338
Tax benefits related to employee stock
 option transactions                                  -                1,178               -               -                  -
Net earnings                                          -                    -          36,667               -                  -
----------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1995                        $12,040            $  33,145        $140,353        $      0             $  (67)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Common dividends paid ($0.12 per share)               -                    -          (1,459)              -                  -
Issuance of 156,263 shares under stock
 option plans                                       156                3,431               -               -                  -
Purchase of 28,204 common shares                    (28)                (864)              -               -                  -
Foreign currency translation adjustment               -                    -               -               -                188
Net earnings                                          -                    -           3,997               -                  -
----------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1995                     $12,168            $  35,712        $142,891        $      0              $ 121
----------------------------------------------------------------------------------------------------------------------------------

Common dividends paid ($0.48 per share)               -                    -          (5,834)              -                  -
Issuance of 294,324 shares under stock
 option plans                                       294                4.333               -               -                  -
Purchase of 429,692 common shares                  (430)             (13,073)              -               -                  -
Foreign currency translation adjustment               -                    -               -               -               (678)
Tax benefits related to employee stock
 option transactions                                  -                1,490               -               -                  -
Other                                                 -                    -             164               -                  -
Net earnings                                          -                    -          36,409               -                  -
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1996                     $12,032            $  28,462        $173,630        $      0              $(557)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------


Under the terms of a Rights Agreement established June 14, 1988 each share of the company's common stock entitles its holder to one preferred share purchase right. Each right entitles the registered holder to purchase from the company one one-hundredth of a share of Series B Junior Participating Voting Preferred Stock, $1.00 par value at a price of $85 per one one-hundredth of a Preferred Share. The rights become exercisable and tradable 10 days after a person or a group acquires 20% or more, or makes an offer to acquire 20% or more, of the company's outstanding common stock. At no time do the rights have any voting power. The rights may be redeemed by the company for $0.01 per right at any time prior to the time that a person or group has acquired beneficial ownership of 20% or more of the common shares.

6   STOCK OPTION PLANS
--------------------------------------------------------------------------------
Incentive stock options and nonqualified options may be granted under the terms of the stockholder approved 1989 Stock Option Plan and the 1993 Stock Option Plan (the "Plans"). Each incentive stock option and nonqualified stock option is granted at an exercise price equal to 100% of the fair market value of the Common Stock on the date of the grant, except for performance based stock options, such as those granted in connection with the Continuous Performance Award Plan for which the exercise price is an average of the closing stock prices for the three months preceding the grant date. Stock options granted under the Plans may be exercised in whole or in part from time to time, not later than 10 years from the date of grant or other period, as specified in the option agreement. Most stock options are subject to cancellation upon termination of the option holder's employment. However, some nonqualified options granted under the Plans can be exercised for up to four years after retirement, at or after age 60, but not beyond the date the option originally expires. Only nonqualified stock options may be granted under the terms of the 1992 Directors Stock Plan (the "Director Plan"). The Director Plan is a formula plan. Each option granted under the Director Plan is granted at an exercise price equal to 100% of the fair market value of the Common Stock on the date of the grant. Stock options granted under the Director Plan may be exercised only while serving as a member of the Board of Directors of the company, except in the event of death or disability. Stock option transactions are summarized as follows:


-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                           YEAR ENDED       3 Months Ended               Year Ended
                                                                                                ----------------------------
                                                           OCTOBER 31         October 31           July 31        July 31
                                                                1996                1995              1995           1994
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of period                       1,253,311         1,166,579           1,259,509       1,421,923
    Granted                                                 48,768           256,496             323,474         264,217
    Exercised or cancelled                                (194,221)         (169,764)           (416,404)       (426,631)
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at end of period                             1,107,858         1,253,311           1,166,579       1,259,509
-----------------------------------------------------------------------------------------------------------------------------
Price range of granted options                       $29.125-32.50      $      29.00      $ 23.625-29.50   $ 18.75-25.50
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Shares reserved for granting future stock
 options at end of period                                1,009,868         1,040,877             621,738         923,240
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Options exercisable at end of period                       882,670           843,476             780,169         765,510
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Price range of exercisable options                   $ 10.90-32.50      $10.90-29.50       $ 10.70-29.50   $10.70-25.875
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


The options outstanding at October 31, 1996 were granted in 1992 (305,000 shares); 1993 (130,195 shares); 1994 (179,068 shares); and 1995 (209,606 shares); the 3 months ended October 31, 1995 (237,721 shares) and the year ended October 31, 1996 (46,268 shares).

7   EMPLOYEE BENEFIT PROGRAMS

The company has an Employee Stock Ownership Plan (ESOP) which covers substantially all employees of the company and its subsidiaries. The plan was a leveraged ESOP which means funds were borrowed to purchase the shares. At July 31, 1995, ESOP indebtedness to the company was paid in full and funding of the ESOP was completed. Principal payments of ESOP debt were $2,612,000 for the year ended July 31, 1995 and $2,611,000 for the year ended July 31, 1994. Interest incurred on ESOP debt and interest received by the company was $258,000 for the year ended July 31, 1995 and $512,000 for the year ended July 31, 1994. Dividends on the ESOP shares used for debt service by the ESOP were $107,000 for the year ended July 31, 1995 and $195,000 for the year ended July 31, 1994.
The expenses recognized related to the ESOP were $2,504,000 for the year ended July 31, 1995 and $2,417,000 for the year ended July 31, 1994. There were no principal payments of ESOP debt, interest incurred or received, dividends or expenses related to the ESOP for the year ended October 31, 1996 or the 3 months ended October 31, 1995.

    On August 1, 1995, the ESOP plan year end was changed to December 31. The company's contributions to the plan, net of dividends, were $639,000 for the year ended October 31, 1996, zero for the 3 months ended October 31, 1995, $2,762,000 for the year ended July 31, 1995 and $2,929,000 for the year ended July 31, 1994.

    Effective August 1, 1995, the company adopted a new employee benefit program which replaces the ESOP, profit sharing, and matching stock plans. The current ESOP was replaced with a new Employee Stock Ownership Plan. The employee profit sharing plans and the matching stock plan were merged into the Toro Company Investment and Savings Plan which has a plan year end of December 31. Under this plan, eligible employees receive a pre-established percentage of their salary. Contributions to this plan for the year ended October 31, 1996 were $2,539,000. In addition, this plan includes a 401(k) which provides for company matching contributions of up to two percent of salary. Matching contributions to the Toro 401(k) Employee Savings and Toro Matching Plan for the year ended October 31, 1996 were $1,679,000.

    Contributions to the company's former employee profit sharing plans which covered substantially all employees of the company and its subsidiaries were made annually, immediately following the fiscal year end. The contribution made in the 3 months ended October 31, 1995, which pertained to the year ended July 31, 1995, was $3,833,000. For the years ended July 31, 1995 and 1994 the contributions paid totaled $4,100,000 and $4,150,000, respectively, and pertained to the preceding fiscal years. Such amounts are based upon annual earnings before income taxes and minimum contributions required under the plans.

    Under the company's former matching stock plan, shares of common stock were acquired by employees through payroll deductions and employer matching contributions pursuant to the plan. Contributions were $660,000 for the year ended July 31, 1995 and $485,000 for the year ended July 31, 1994.

    In addition, the company and its subsidiaries have supplemental and other retirement plans covering certain employees. Pension expense under these plans in 1996, 1995 and 1994 was not significant.

8   SEGMENT DATA
--------------------------------------------------------------------------------

The company classifies its operations into one industry segment, outdoor maintenance equipment. International sales were $174,249,000 for the year ended October 31, 1996, $20,935,000 for the 3 months ended October 31, 1995, $152,409,000 for the year ended July 31, 1995 and $130,053,000 for the year ended July 31, 1994. Of these amounts, export sales were $154,716,000 for the year ended October 31, 1996, $18,557,000 for the 3 months ended October 31, 1995, $126,560,000 for the year ended July 31, 1995 and $109,344,000 for the year ended July 31, 1994. Export sales by geographic area are as follows:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             Year Ended  3 Months Ended        Year Ended
                                                           --------------------
                             October 31      October 31      July 31    July 31
(Dollars in thousands)             1996            1995         1995       1994
--------------------------------------------------------------------------------
Europe                         $ 80,986         $ 6,098     $ 60,239   $ 48,976
Canada                           26,322           4,848       31,921     28,039
Pacific Rim                      42,976           6,955       28,979     27,535
Other                             4,432             656        5,421      4,794
--------------------------------------------------------------------------------
Total export sales             $154,716         $18,557     $126,560   $109,344
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    Sales to any particular customer were not significant.

9   LEASE COMMITMENTS
--------------------------------------------------------------------------------

Minimum lease commitments in future years under noncancelable operating leases are as follows: 1997, $6,333,000; 1998, $4,147,000; 1999, $2,782,000;
2000, $1,916,000; 2001, $1,457,000; and after 2001, $1,687,000.

    Total lease expense was as follows:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             YEAR ENDED  3 Months Ended        Year Ended
                                                          ---------------------
                             OCTOBER 31      October 31   July 31      July 31
(Dollars in thousands)             1996            1995      1995         1994
--------------------------------------------------------------------------------

Warehouse and office space       $3,291          $  905    $3,360       $2,198
Trucks and autos                  2,191             374     1,890        2,039
Equipment                         3,933             924     3,721        3,044
--------------------------------------------------------------------------------
    Total                        $9,415          $2,203    $8,971       $7,281
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

10  COMMITMENTS AND CONTINGENT LIABILITIES

The company was contingently liable to repurchase $10,578,000 at October 31, 1996 and $10,442,000 at October 31, 1995, of inventory relating to receivables under dealer financing arrangements. Additionally, debts incurred by certain distributors, aggregating $1,008,000 at October 31, 1996, and $1,176,000 at October 31, 1995, have been guaranteed by the company.

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

11  FINANCIAL INSTRUMENTS

OFF-BALANCE SHEET RISK

Letters of credit are issued by the company during the ordinary course of business, as required by certain vendor contracts, through major domestic banks. As of October 31, 1996, and 1995, the company had $19,705,000 and $14,735,000, respectively, in outstanding letters of credit.

CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the company to concentrations of credit risk consist principally of accounts receivable which are concentrated in a single business segment, outdoor maintenance equipment. The credit risk associated with this segment is limited because of the large number of customers in the company's customer base and their geographic dispersion.

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

    At October 31, 1996, the company had contracts maturing at various dates to purchase $1,196,000 in foreign currencies and to sell $29,198,000 in foreign currencies at the contract rates. In addition, the company had range forward options of $1,343,000 at October 31, 1996.

    Changes in the market value of the foreign currency instruments are recognized in the financial statements upon settlement of the hedged transaction.

FAIR VALUE

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of FAS Statement 107, "Disclosures about Fair Value of Financial Instruments." Estimated fair value amounts have been determined using available information and appropriate valuation methodologies. Because considerable judgement is required in developing the estimates of fair value, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange.

    The carrying and estimated fair values of the company's financial instruments at October 31, 1996, are as follows:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                      Carrying  Estimated Fair
(Dollars in millions)                                    Value           Value
--------------------------------------------------------------------------------

Long-term debt                                         $53,365         $62,887
Deferred income (interest rate exchange agreements)     17,992          22,969
--------------------------------------------------------------------------------

    For cash and cash equivalents, receivables, and accounts payable, carrying value is a reasonable estimate of fair value.

    For long-term debt with fixed interest rates, fair value is estimated by discounting the projected cash flows using the rate at which similar amounts could currently be borrowed.

    The estimated fair value of the 11% sinking fund debentures represents the amount the company would pay to redeem the notes based on the terms of the debenture.

    The estimated fair value of the deferred income represents the cost to terminate the interest rate exchange agreements, had management elected to do so, which would have resulted in a loss of approximately $4,977,000.

12  CONSOLIDATED FINANCE SUBSIDIARY - TORO CREDIT COMPANY

Toro Credit Company is a consolidated finance subsidiary of the company and operates primarily in the finance industry with wholesale financing of distributor and dealer inventories under various financing arrangements and other programs.

------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
                             YEAR ENDED    3 Months Ended           Year Ended
                                                              --------------------
                             OCTOBER 31        October 31       July 31   July 31
(Dollars in thousands)             1996              1995          1995      1994
------------------------------------------------------------------------------------
Summary of Earnings
Finance revenues                $23,507            $4,641       $21,259   $17,436
Expenses:
    Operating                     3,371               827         3,428     2,068
    Interest                      6,248               737         4,902     4,737
    Foreign currency exchange
       net (gains) losses           (10)              (18)          (37)       96
------------------------------------------------------------------------------------
    Total expenses                9,609             1,546         8,293     6,901
    Earnings before income taxes 13,898             3,095        12,966    10,535
Provision for income taxes        5,230             1,111         4,744     3,669
------------------------------------------------------------------------------------
    Net earnings                $ 8,668            $1,984       $ 8,222   $ 6,866
------------------------------------------------------------------------------------

                                       YEAR ENDED     Year Ended
                                        OCTOBER 31    October 31
(Dollars in thousands)                        1996          1995
----------------------------------------------------------------------------
Summary Balance Sheets
Assets
Cash and cash equivalents                $  1,053       $  1,469
Receivables-net                           147,582        131,510
Other receivables and assets                1,766          1,858
----------------------------------------------------------------------------
    Total assets                         $150,401       $134,837
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current portion of long-term debt        $      -       $ 15,000
Other liabilities                          78,817         56,921
Long-term debt, less current portion            -              -
Shareholders' equity                       71,584         62,916
----------------------------------------------------------------------------
    Total liabilities and
       shareholders' equity              $150,401       $134,837
----------------------------------------------------------------------------
----------------------------------------------------------------------------


    Of the finance revenues presented above, $19,306,000 for the year ended October 31, 1996, $3,642,000 for the 3 months ended October 31, 1995, $17,114,000 for the year ended July 31, 1995 and $13,272,000 for the year ended July 31, 1994, represent transactions with the parent company, The Toro Company, which are eliminated in consolidation. The remaining finance revenues of $4,201,000 for the year ended October 31, 1996, $999,000 for the 3 months ended October 31, 1995, $4,145,000 for the year ended July 31, 1995 and $4,164,000 for the year ended July 31, 1994 are included in other income, in The Toro Company's Consolidated Statements of Earnings. The expenses and balance sheet items (net of eliminations) are included in the Consolidated Statements of Earnings and Consolidated Balance Sheets under the corresponding classifications.

13  QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------

Summarized quarterly financial data for 1996 and 1995 is as follows:


----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
                                        3 Months Ended                       FISCAL YEAR ENDED OCTOBER 31, 1996
(Dollars in thousands except                           ---------------------------------------------------------------------------
   per share data)                     October 31, 1995          FIRST         SECOND          THIRD         FOURTH
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                     $192,278       $211,501       $288,646       $232,565       $198,197
Gross profit                                    71,703         76,329        103,810         85,884         75,700
Net earnings                                     3,997          8,498         16,820          6,465          4,626
Net earnings per share of common stock
    and common stock equivalent                   0.32           0.67           1.33           0.52           0.37
Dividends per common share                        0.12           0.12           0.12           0.12           0.12
Market price of common stock
    High bid                                    32 1/4         36 1/4         35 1/4         34 5/8         34 1/8
    Low bid                                     28 1/8         28 3/8         30 5/8             30         30 1/4
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
                                                                         Fiscal Year Ended July 31, 1995
                                                       ---------------------------------------------------------------------------

Quarter                                                         First         Second          Third         Fourth
----------------------------------------------------------------------------------------------------------------------------------
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
Market price of common stock
    High bid                                                   29 7/8         29 3/8         30 3/8         29 7/8
    Low bid                                                    21 5/8             26         27 1/2         25 5/8
----------------------------------------------------------------------------------------------------------------------------------


14  Subsequent Event

On December 3, 1996, the company acquired James Hardie Irrigation Group (JHI) from James Hardie Limited of Australia. The purchase price of approximately $119.0 million is subject to adjustment, based on changes in working capital and closing balance sheet audit adjustments, and has been initially financed with temporary bank debt. The acquisition is being accounted for as a purchase. JHI is headquartered in Laguna Niguel, California and has production facilities in Texas, California, Florida, and Australia. It is a worldwide leader in the production of irrigation systems to the commercial landscape market. For its latest fiscal year ended March 31, 1996, JHI had unaudited net sales of approximately $140.4 million and unaudited operating income of approximately $3.7 million.



                                   The Toro Company