Form 10-K405, Exhibit 13
period 1997-10-31
TORO CO
filed 1998-01-29
CIK 737758

THE TORO COMPANY is one of the world's leading producers of integrated solutions for outdoor landscapes. While Toro has many competitors, few if any can match the company's comprehensive offerings focused exclusively on maintaining turf and landscapes in a beautiful, productive and ecological way. Toro customers are caretakers of the environment, whether they are golf course superintendents, major league or youth league sportsfield groundskeepers, or homeowners. These caretakers want and need integrated products and systems that create, maintain, enhance, and conserve beautiful landscapes.

   For 83 years, Toro has built on a rich tradition of providing customers with the tools and equipment necessary to protect and preserve outdoor environments. Toro experts have walked the fairways with superintendents and backyards with homeowners to listen to customers and build products that often become the standard of innovation excellence.

   Toro's long-term strategies have focused on reducing the cyclical impacts of weather and economic variations. Toro is more diversified by product, market, and global focus than the Toro of 10 or 15 years ago. Today, professional turf maintenance products make up the majority of Toro sales as the company has capitalized on growth opportunities in these markets. Residential products are still a dynamic part of Toro and several new products were added to the Toro portfolio in 1997. Toro has high brand equity because of superior quality and customer satisfaction.

FINANCIAL HIGHLIGHTS

----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

Years ended October 31                                1997          1996        % Change
----------------------------------------------------------------------------------------
Net sales                                         $1,051,204     $930,909         12.9%
Net earnings, before extraordinary loss*              36,508       36,409          0.3
Percent of net sales                                     3.5%         3.9%
----------------------------------------------------------------------------------------
Net earnings per share of common stock
     and common stock equivalent,
     before extraordinary loss*                   $     2.93     $   2.90          1.0
Dividends paid per share of
     common stock outstanding                           0.48         0.48
----------------------------------------------------------------------------------------
Return on:
     Beginning common stockholders' equity              16.3%        19.1%
     Average common stockholders' equity                15.3         18.0
     Average invested capital                           12.1         15.2
----------------------------------------------------------------------------------------
AT YEAR END
Working capital                                   $  234,211     $197,144         18.8
Total assets                                         661,634      496,877         33.2
Total debt                                           219,015       94,390        132.0
Common stockholders' equity                          241,163      213,567         12.9
Book value per common share                            19.78        17.75         11.4
Number of common stockholders                          6,560        6,841         (4.1)
Average number of employees                            3,911        3,509         11.5
----------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements.

*In 1997, the company recognized an extraordinary loss on the early retirement of debt of $1,663,000 or $0.13 per share.


FISCAL 1997

    / /    PROFESSIONAL TURF  57%
    / /    RESIDENTIAL        43%
              [CHART]

FISCAL 1996

    / /    PROFESSIONAL TURF  50%
    / /    RESIDENTIAL        50%
              [CHART]

CONTENTS

Letter to Shareholders                                     1

Business Overview                                          4

Operations Overview                                        8

Eleven-Year Selected
Financial Data                                            14

Management's Discussion
and Analysis                                              16

Financial Statements                                      24

Notes to Consolidated
Financial Statements                                      27

Directors, Officers and
Stockholders' Information                                 41

ON THE COVER

[LOGO]

Toro is the preferred supplier of equipment and irrigation systems for the Pinehurst Resort and Country Club, including the recently opened Pinehurst No. 8 (cover) and the legendary Pinehurst No. 2, site of the 1999 U.S. Men's Open Championship.

ELEVEN-YEAR SELECTED FINANCIAL DATA  The Toro Company

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
Years ended October 31(6)                                        1997(2)       1996        1995        1994
------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Net sales                                                     $1,051,200    $930,900    $919,400    $864,300

EARNINGS:
Net earnings (loss), before extraordinary loss(1)                 36,500      36,400      32,400      32,400
Percent of sales                                                     3.5%        3.9%        3.5%        3.8%
Per share of common stock and common stock equivalent,
   before extraordinary loss(1)                               $     2.93    $   2.90    $   2.50    $   2.49

DIVIDENDS:
On common stock outstanding                                        5,794       5,834       5,953       6,022
Per share of common stock outstanding                               0.48        0.48        0.48        0.48

RETURN ON:
Beginning common stockholders' equity                               16.3%       19.1%       18.1%       22.9%
Average common stockholders' equity                                 15.3%       18.0%       17.5%       20.2%

SUMMARY OF FINANCIAL POSITION:
Current assets                                                $  472,000    $405,000    $386,300    $373,400
Current liabilities                                              237,800     207,900     221,200     197,200
   Working capital                                               234,200     197,100     165,100     176,200
Non-current assets                                               189,600      91,900      86,400      78,200
   Total assets                                                  661,600     496,900     472,700     451,600
Non-current liabilities, excluding long-term debt                  5,000      22,400       7,200       5,300

CAPITALIZATION:
Long-term debt, less current portion                             177,700      53,000      53,400      70,400
Redeemable preferred stock                                             -           -           -           -
Common stockholders' equity                                      241,200     213,600     190,900     178,700
Total capitalization                                             418,900     266,600     244,300     249,100
Book value per common share                                        19.78       17.75       15.69       14.05

STOCK DATA:
Number of shares of common stock
   outstanding (in thousands)                                     12,189      12,032      12,168      12,720
Number of common stockholders(7)                                   6,560       6,841       7,243       7,541
Low price                                                     $   31 1/2    $ 28 3/8    $ 25 5/8    $ 20 7/8
High price                                                        43 3/4      36 1/4      32 1/4      30 1/2
Close price                                                       42 3/4      31 3/8      28 7/8      27 3/4
------------------------------------------------------------------------------------------------------------

     (1) 1997 net earnings and earnings per share after the extraordinary loss on early retirement of debt of $1,663,000, or $0.13 per share, were $34,845,000 and $2.80, respectively.
     (2) The company's consolidated financial statements include results of operations of the James Hardie Irrigation Group from December 1, 1996, the date of acquisition.
     (3)  Includes restructuring costs of $24.9 million, or $1.41 per share.
     (4) The company's consolidated financial statements include results of operations of Lawn-Boy Inc. from November 7, 1989, the date of acquisition.
     (5) The company's consolidated financial statements include results of operations of Wheel Horse Products, Inc. from December 19, 1986, the date of acquisition.
     (6) The actual date of the year-end for years prior to 1995 was the Friday closest to October 31.
     (7) Represents the number of stockholders at July 31 for the years starting in 1987 and ending in 1994.

----------------------------------------
     NET EARNINGS (1)
----------------------------------------
     (Dollars in millions)
----------------------------------------


----------------------------------------
     94        95        96        97
----------------------------------------

     32.4      32.4      36.4      36.5
----------------------------------------
----------------------------------------

                               The Toro Company

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)
Years ended October 31(6)                                   1993     1992(3)      1991     1990(4)      1989       1988     1987(5)
------------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Net sales                                                $706,600   $638,700   $706,200   $747,300   $639,200   $626,200   $551,600

EARNINGS:
Net earnings (loss), before extraordinary loss(1)          15,300    (21,700)     9,100      8,400     20,000     20,500     17,900
Percent of sales                                              2.2%      (3.4)%      1.3%       1.1%       3.1%       3.3%       3.2%
Per share of common stock and common stock equivalent,
   before extraordinary loss(1)                          $   1.22     $(1.81)  $   0.77   $   0.84   $   1.90   $   1.90   $   1.60

DIVIDENDS:
On common stock outstanding                                 5,858      5,765      5,710      6,074      4,774      4,613      3,730
Per share of common stock outstanding                        0.48       0.48       0.48       0.48       0.48       0.45       0.37

RETURN ON:
Beginning common stockholders' equity                        12.1%     (14.2)%      6.2%       8.5%      23.5%      28.4%      28.8%
Average common stockholders' equity                          11.4%     (15.5)%      6.1%       6.8%      21.7%      26.1%      26.7%

SUMMARY OF FINANCIAL POSITION:
Current assets                                           $326,100   $324,200   $322,000   $306,800   $271,200   $296,400   $262,600
Current liabilities                                       169,200    132,500    103,800    133,000    125,000    144,200    121,800
   Working capital                                        156,900    191,700    218,200    173,800    146,200    152,200    140,800
Non-current assets                                         73,700     85,100     93,400    103,900     57,100     55,800     52,800
   Total assets                                           399,800    409,300    415,400    410,700    328,300    352,200    315,400
Non-current liabilities, excluding long-term debt           1,400      2,500      4,100      6,100      2,400      1,700      1,100

CAPITALIZATION:
Long-term debt, less current portion                       87,300    147,900    154,100    125,300     95,600    112,200    109,800
Redeemable preferred stock                                      -          -          -          -      6,000      9,000     10,500
Common stockholders' equity                               141,900    126,400    153,400    146,300     99,300     85,100     72,200
Total capitalization                                      229,200    274,300    307,500    271,600    200,900    206,300    192,500
Book value per common share                                 11.47       10.5      12.84      12.34       9.98       8.46       7.12

STOCK DATA:
Number of shares of common stock
   outstanding (in thousands)                              12,370     12,041     11,950     11,859      9,946     10,059     10,144
Number of common stockholders(7)                            7,968      8,386      8,503      7,706      7,527      6,802      5,587
Low price                                                $ 14 1/8   $ 11 3/8   $ 11       $ 12       $ 17 7/8   $ 11 1/8   $ 13 1/2
High price                                                 26 3/4     17 1/2     20 1/2     30         24 3/8     24 7/8     23 3/4
Close price                                                25 3/8     14 1/8     14 3/4     12 3/4     21 5/8     18 3/8     15 1/8
------------------------------------------------------------------------------------------------------------------------------------


----------------------------------------
     OPERATING EARNINGS
----------------------------------------
     (Dollars in millions)
----------------------------------------


----------------------------------------
     94        95        96        97
----------------------------------------
     59.0      58.1      63.4      72.3
----------------------------------------
----------------------------------------


----------------------------------------
     TOTAL DEBT TO CAPITAL
----------------------------------------
     (In percentages)
----------------------------------------


----------------------------------------
     94        95        96        97
----------------------------------------
     33.8      36.6      30.7      47.6
----------------------------------------
----------------------------------------


----------------------------------------
     CASH FLOW COVERAGE
----------------------------------------


----------------------------------------
     94        95        96        97
----------------------------------------
     1.1       1.3       1.0       2.0
----------------------------------------

----------------------------------------


----------------------------------------
     CASH FLOW FROM OPERATIONS
----------------------------------------
     (Dollars in millions)
----------------------------------------


----------------------------------------
     94        95        96        97
----------------------------------------
     30.6      20.0      32.4      83.9
----------------------------------------
----------------------------------------

                               1997 Annual Report
                                       15

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS  The Toro Company

INCLUDED IN THIS ANALYSIS ARE STATEMENTS WHICH ARE FORWARD-LOOKING. STATEMENTS THAT ARE NOT HISTORICAL ARE FORWARD-LOOKING AND INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AND SHOULD NOT BE RELIED UPON AS A PREDICTION OF ACTUAL FUTURE RESULTS. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE ON WHICH SUCH STATEMENT IS MADE, OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

     In November 1995, the company changed its fiscal year from a fiscal year ended July 31 to a fiscal year ended October 31. The following comparisons are based on the company's new fiscal year-end. The financial information relating to results of operations for the fiscal year ended October 31, 1995 has been restated from the previous July 31 year-end and is unaudited. All other financial information has been derived from the audited financial statements.

RESULTS OF OPERATIONS

In 1997, the company achieved its fifth consecutive year of earnings per share growth prior to the impact of an extraordinary loss on the early retirement of debt as discussed in the Notes to the Consolidated Financial Statements. This growth was sustained despite a one-time charge which included the closing of one manufacturing facility. The refinancing of the company's debt and restructuring of its manufacturing facilities are expected to have a positive impact on future company performance.

     In 1997, as in the year before, the company continued to feel the impact of weather patterns worldwide. In addition, priorities continued to change for both dealers and consumers as they became more and more price and value conscious, not only in the consumer and residential markets, but also in the professional


SUMMARY
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                                Year Ended October 31
                                                             ---------------------------------------------------------
(Dollars in millions, except per share data)                     1997     % Change       1996     % Change       1995
----------------------------------------------------------------------------------------------------------------------
Net sales                                                     $1,051.2        12.9%     $930.9         1.2%     $919.4
Cost of sales                                                    663.2        12.6       589.2           -       589.2
----------------------------------------------------------------------------------------------------------------------
     Gross profit                                                388.0        13.6       341.7         3.5       330.2
Selling, general and administrative expense                      315.7        13.4       278.3         2.3       272.1
----------------------------------------------------------------------------------------------------------------------
     Earnings from operations                                     72.3        14.0        63.4         9.2        58.1
Interest expense                                                  19.9        46.4        13.5        13.7        11.9
Other income, net                                                 (7.9)      (23.6)      (10.3)       33.4        (7.7)
----------------------------------------------------------------------------------------------------------------------
     Earnings before income taxes, and extraordinary loss         60.3         0.3        60.2        11.7        53.9
Provision for income taxes                                        23.8         0.3        23.8        10.5        21.5
----------------------------------------------------------------------------------------------------------------------
     Net earnings before extraordinary loss                       36.5         0.3        36.4        12.5        32.4
Extraordinary loss, net of income tax benefit of $1.1              1.7           -           -           -           -
----------------------------------------------------------------------------------------------------------------------
Net earnings                                                  $   34.8        (4.3)%    $ 36.4        12.5%     $ 32.4
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Net earnings per share of common stock and
     common stock equivalent before extraordinary loss        $   2.93         1.0%     $ 2.90        16.0%    $  2.50
Extraordinary loss per share, net of income tax benefit           0.13           -           -           -           -
----------------------------------------------------------------------------------------------------------------------
Net earnings per share of common stock
     and common stock equivalent                              $   2.80        (3.4)%    $ 2.90        16.0%    $  2.50
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

NET SALES BY PRODUCT LINE
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                            1997     % Change       1996     % Change       1995
----------------------------------------------------------------------------------------------------------------------
Consumer                                                      $  421.9        (8.5)%    $461.0        (1.3)%    $467.2
Commercial                                                       344.6         7.0       322.0         3.6       310.8
Irrigation                                                       284.7        92.5       147.9         4.6       141.4
----------------------------------------------------------------------------------------------------------------------
     Total*                                                   $1,051.2        12.9%     $930.9         1.2%     $919.4
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
*Includes international sales of                              $  232.8        33.6%     $174.2        16.5%     $149.6
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------


                               The Toro Company
                                       16
markets. The company faced increasing competitive pressures, both domestically and internationally. While the international market remains a potentially high growth market and the company continues to enjoy high market share, increasingly difficult economic conditions made this a very volatile market in 1997. Although the James Hardie Irrigation Group (Hardie) acquisition had a substantial impact on 1997 net sales, the acquisition was still both a resource and dollar drain.

     In response to these challenges, the company continued to evaluate its business units and reinvest in opportunities and initiatives that will help sustain competitiveness and maintain a leadership position in 1998 and beyond. In order to hold and/or obtain additional market share in all its businesses, the company began implementing supply chain management strategies which will reduce costs in both the manufacturing and distribution systems. In addition, funds will be earmarked to develop new and innovative products for its markets. The company also made key investments for the future that helped differentiate it by broadening its offering of products. This included the acquisition of Hardie and the manufacturing, sales and distribution rights to Dingo-TM- Digging Systems (Dingo) under which the company will manufacture and sell Dingo landscape products under the Toro Sitework-TM- Systems brand name for North and South American markets. Alliances were formed with Maruyama Manufacturing and Bluebird International. The company is implementing marketing strategies for fiscal 1998 including the lowering of prices for the consumer walk-behind power mowers to reverse share erosion. Finally, the company has established an international currency fund to protect market share and has continued to develop long-term relationships with key accounts.

NET SALES
Fiscal 1997 Compared With Fiscal 1996
-------------------------------------------------------------------------------
Effective December 1, 1996 the company acquired Hardie from James Hardie Industries Limited of Australia (JHI Limited). Hardie is a worldwide leader in the production of irrigation systems for the residential and commercial landscape markets, and agricultural irrigation market. Comparisons of fiscal 1997 to fiscal 1996 are significantly impacted by the acquisition.

     Worldwide net sales increased 12.9% to $1.1 billion in 1997 versus $930.9 million in 1996. The following is a discussion of the sales by product group:

-    CONSUMER

Worldwide consumer product sales declined by 8.5% to $421.9 million in 1997. Although retail demand for Toro and Lawn-Boy walk-behind power mowers increased slightly over last year, sales to dealers and distributors declined as their levels of field inventories were managed down and they shifted their buying patterns to more closely reflect retail demand. Sales to hardware, home centers and mass merchant retailers were very strong, partially offsetting the reduction in dealer and distributor sales. This reflects a shift in consumer buying patterns from brand specific purchases from dealer outlets to price and value conscious purchases from hardware, home centers and mass merchant retailers, a trend throughout the industry. Consumer international sales increased 14.9% due primarily to product penetration in newer markets such as Eastern Europe. Although the consumer business did not grow in 1997, the company has taken aggressive steps to reposition the business for 1998, and these steps, combined with several new products coming on line in 1998, brighten the outlook of residential products for 1998 and beyond.

-    COMMERCIAL

Worldwide commercial product sales increased by 7.0% to $344.6 million. The increase in sales reflected growth in the golf market as well as the landscape maintenance sector. This was partially offset by reduced sales for recycling equipment and commercial parts. Although competitors in the commercial market are aggressively pursuing market share, the company believes it is maintaining its leadership position. International sales included in the worldwide commercial totals were up 2.2%. The strong U.S. dollar dampened growth in foreign golf projects, especially


----------------------------------------
     CONSUMER SALES
----------------------------------------
     (Dollars in millions)
----------------------------------------


----------------------------------------
     94        95        96        97
----------------------------------------
     476.2     467.2     461.0     421.9
----------------------------------------
----------------------------------------


----------------------------------------
     COMMERCIAL SALES
----------------------------------------
     (Dollars in millions)
----------------------------------------


----------------------------------------
     94        95        96        97
----------------------------------------
     262.3     310.8     322.0     344.6
----------------------------------------
----------------------------------------


----------------------------------------
     IRRIGATION SALES
----------------------------------------
     (Dollars in millions)
----------------------------------------


----------------------------------------
     94        95        96        97
----------------------------------------
     125.8     141.4     147.9     284.7
----------------------------------------
----------------------------------------


----------------------------------------
     INTERNATIONAL SALES*
----------------------------------------
     (Dollars in millions)
----------------------------------------


----------------------------------------
     94        95        96        97
----------------------------------------
     140.7     149.6     174.2     232.8
----------------------------------------
     *(Included in charts at left)


                               1997 Annual Report
                                       17
in emerging markets. The company is currently developing strategies to protect against loss of sales due to fluctuations in foreign currencies.

-    IRRIGATION

Worldwide irrigation product sales totaled $284.7 million, an increase of 92.5% over the prior year. This increase was almost entirely attributable to the acquisition of Hardie. Irrigation sales discussed here include sales to both the residential and professional markets. Golf irrigation and do-it-yourself retail irrigation product sales also did well for the year. The strength in these two areas was partially offset by a sluggish residential and commercial irrigation season. International irrigation sales were up 167.4% from the prior year, mainly due to the acquisition of Hardie. International sales without Hardie were flat due principally to the weakening of foreign currencies against the U.S. dollar. Many new golf projects were postponed or cancelled as a result of weakened foreign economies. The company is currently developing strategies to guard against loss of sales due to fluctuations in foreign currencies.

-    INTERNATIONAL MARKETS

Total international product sales, included in the preceding net sales table, increased by 33.6% over the previous year to $232.8 million. This was primarily the result of additional sales added by the Hardie acquisition. The remaining increase occurred as a result of the growth of newer target markets in Eastern Europe and Latin America. Competitive pressures and the strong U.S. dollar slowed growth in international markets.

     International sales are principally denominated in U.S. dollars, although a portion of the company's international sales are denominated in foreign currencies. To reduce the uncertainty of foreign currency exchange rate movements on these sales commitments, the company enters into foreign currency exchange contracts and, although the risks of foreign currency transactions are getting larger, the company is proactively addressing these fluctuations in currency and their impact on the financial statements. See Notes to the Consolidated Financial Statements.

FISCAL 1996 COMPARED WITH FISCAL 1995

In fiscal 1996, net earnings increased by $4.0 million to $36.4 million from $32.4 million in the prior fiscal year. Worldwide net sales increased by $11.5 million to $930.9 million in 1996 versus $919.4 million in 1995. The following is a discussion of the sales by product group for fiscal 1996 as compared to fiscal 1995:

-    CONSUMER

Worldwide consumer product sales in 1996 fell by 1.3% to $461.0 million from $467.2 million in 1995. The decrease was primarily the result of a slow start to the lawn and garden season due to cold, wet weather throughout most of the United States during the spring season. This decline was offset partially by increased snowthrower shipments. Snowthrower demand, especially in the northeast, was high in anticipation of strong retail activity and abnormally low field inventory levels. For the year, snowthrower sales were up 31.0%, primarily the result of sales volume increases. International sales included in the worldwide consumer totals increased by 8.4% from the prior year. Walk behind mower sales were lower, but this decline was offset by strong riding product sales.

-    COMMERCIAL

Worldwide commercial product sales increased $11.2 million or 3.6% over the prior year to $322.0 million. International sales were up 22.1% due primarily to a strong golf market in Europe and Asia. The late spring had an adverse effect on sales to the domestic golf course market. Many golf courses were forced to cut their equipment budgets due to loss of income from fewer rounds played during the inclement spring weather. In addition, the market saw increased competitive actions among the major equipment manufacturers.

-    IRRIGATION

Worldwide irrigation sales totaled $147.9 million representing an increase of $6.5 million or 4.6% over the prior year. International irrigation sales were strong, up 15.5% from the prior year, fueled by strong golf market sales. This was partially offset by lower sales to the residential/commercial markets which were impacted by the cold, wet spring.

-    INTERNATIONAL MARKETS

Total international sales, included in the preceding net sales table, increased by 16.5% over the previous year to $174.2 million. This was primarily the result of increased sales volumes in the European and Asian golf markets.

COST TRENDS AND PROFIT MARGINS
----------------------------------------------------------------------
----------------------------------------------------------------------
                                               Year Ended October 31
                                             -------------------------
Margins (Percent of net sales)               1997      1996      1995
----------------------------------------------------------------------
Gross profit                                 36.9%     36.7%     35.9%
Operating profit                              6.9%      6.8%      6.3%
Pretax earnings, before
     extraordinary loss                       5.7%      6.5%      5.9%
Net earnings, before
     extraordinary loss                       3.5%      3.9%      3.5%
----------------------------------------------------------------------

                               The Toro Company
                                       18

FISCAL 1997 COMPARED WITH FISCAL 1996

The gross profit of $388.0 million represents a 13.6% increase over the gross profit of $341.7 million in 1996. As a percent of net sales, gross profit rose to 36.9% from 36.7% in the prior year. The increase was due primarily to improved production efficiencies, partially offset by the addition of Hardie products which carry somewhat lower gross margins. The company is focusing on cost containment and supply chain management strategies to partially offset the lower margin contribution of Hardie and the effects of competitive pressures.

FISCAL 1996 COMPARED WITH FISCAL 1995

The gross profit of $341.7 million represented an $11.5 million or 3.5% increase over the gross profit of $330.2 million in 1995. As a percent of net sales, gross profit rose to 36.7% from 35.9% in the prior year. The percentage margin improvement resulted primarily from reduced production costs, notably materials and product mix. This improvement was partially offset by costs resulting from lowered production levels in selected plants to match market needs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE (SG&A)
FISCAL 1997 COMPARED WITH FISCAL 1996

For 1997, SG&A expenses totaled $315.7 million or 30.0% of net sales, a slight percentage increase over 1996. Of this increase of $37.4 million, Hardie accounted for $34.8 million.

     Increases in sales and marketing, warranty, and research and development expenses were completely offset by lower administrative expense, after the impact of Hardie, due to cost containment efforts initiated during the second half of the year. The remaining increase in SG&A expenses over the prior year occurred as the company incurred a one-time charge of $2.6 million related to the closing of the manufacturing facility at Mound, Minnesota and relocation of those operations to other company facilities throughout the U.S. This move is part of a long-term corporate strategy to reduce costs and provide opportunities for longer term capacity increases.

     SG&A expense includes distributor/dealer financing costs totaling $10.2 million in 1997 and $10.3 million in 1996 incurred by the company to contract with a third party financing source to finance dealer inventory purchases. This charge represents interest for a pre-established length of time at a rate of prime plus a negotiated markup. This cost includes related expenses such as credit line origination costs. These financing arrangements are used by the company as a marketing tool to enable customers to buy inventory.

FISCAL 1996 COMPARED WITH FISCAL 1995

For 1996, SG&A expenses totaled $278.3 million or 29.9% of net sales compared to $272.1 million or 29.6% of net sales in 1995.

     The increase in administrative expense of $4.8 million was comprised primarily of additional operating expenses associated with new businesses acquired in 1996. This was partially offset by a decline in sales and marketing expense of $1.5 million due to reduced direct expenses from the decrease in consumer lawn and garden sales combined with savings from added expense controls. In addition, warranty expense declined $3.4 million from the prior year as a result of lower warranty reserve requirements due to continuing product quality improvements and experience factors. Research and development expenditures increased by $3.9 million reflecting the company's commitment to invest in product innovation and development.

INTEREST EXPENSE
FISCAL 1997 COMPARED WITH FISCAL 1996

Interest expense in 1997 increased by $6.3 million to $19.9 million due to higher overall debt levels during the year. The Hardie acquisition debt accounted for approximately $7.1 million of the interest expense. This was offset by reductions in previously outstanding debt and related interest expense as cash generated by operations was used to pay off debt. In addition, the company redeemed higher rate debt by replacing the 11% debentures with lower rate debt during the year.

                               1997 Annual Report
                                       19

FISCAL 1996 COMPARED WITH FISCAL 1995

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

OTHER INCOME, NET
FISCAL 1997 COMPARED WITH FISCAL 1996

Other income, net, totaled $7.9 million in 1997 versus $10.3 million for 1996. The reduction is primarily attributable to favorable results from a patent infringement lawsuit settlement in the prior year.

FISCAL 1996 COMPARED WITH FISCAL 1995

Other income, net, totaled $10.3 million in 1996 versus $7.7 million for 1995. The increase was primarily the result of favorable patent infringement litigation settlements.

PROVISION FOR TAXES
FISCAL 1997 COMPARED WITH FISCAL 1996

The effective tax rate for 1997 and 1996 was 39.5%. In accordance with Financial Accounting Standards No. 109, the company has determined that it is not necessary to establish a valuation reserve for the deferred income tax asset because it is more likely than not that the net deferred income tax asset of $43.5 million will be principally realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.

FISCAL 1996 COMPARED WITH FISCAL 1995

The effective tax rate of 39.5% for 1996 was consistent with the 39.9% rate in 1995.

NET EARNINGS
FISCAL 1997 COMPARED WITH FISCAL 1996

Net earnings for 1997 were $34.8 million after the effect of an extraordinary loss of $1.7 million, on the early retirement of debt. See Notes to the Consolidated Financial Statements. Net earnings before the extraordinary loss were $36.5 million, a slight increase from the 1996 net earnings of $36.4 million. Earnings per share before the effect of the extraordinary loss in 1997 were $2.93 up slightly from earnings per share in 1996. On a per share basis, earnings decreased from $2.90 in 1996 to $2.80 after the effect of the extraordinary loss of $0.13 in 1997.

     Although Hardie contributed most of the sales increase, in the first year of the acquisition, Hardie resulted in a loss of $.08 per share, a significant improvement from the original estimate. It is expected that Hardie will contribute positive earnings in the future. Beginning in 1998, Hardie operations will be completely integrated into the company's irrigation business.

FISCAL 1996 COMPARED WITH FISCAL 1995

Net earnings for 1996 were $36.4 million, representing a 12.5% increase over 1995 earnings of $32.4 million. The increase was primarily the result of improved operating margins. On a per share basis, earnings increased 16% to $2.90 from $2.50 in 1995.

FINANCIAL POSITION

ASSETS

Total assets at October 31, 1997 increased by 33.2% to $661.6 million compared to $496.9 million for the prior year. Hardie accounted for $103.1 million of this increase. Property, plant and equipment, net of Hardie, increased $23.8 million as a result of corporate facility expenditures and tooling for new products. Other assets, net of Hardie, increased $21.2 million as a result of costs related to a debt issuance and interest rate swap terminations, capitalization of patents and purchase of property for future corporate expansion. See Notes to the Consolidated Financial Statements.

WORKING CAPITAL

Working capital at October 31, 1997 was $234.2 million, an 18.8% increase from $197.1 million reported for 1996. The current ratio for 1997 was 1.98 versus
1.95 in 1996. Working capital as a percent of sales was 22.3% in 1997 and 21.2% in 1996.

     The increase in working capital was due primarily to the additional working capital requirements due to the growth of the business.

                               The Toro Company
                                       20

CAPITAL STRUCTURE

The company's capital structure is managed on a consolidated basis. Long-term debt at October 31, 1997 was $178.0 million, up $124.7 million from $53.4 million at October 31, 1996.

     Total debt at October 31, 1997 was $219.0 million, up $124.6 million from $94.4 million at October 31, 1996. The total debt to total capital ratio increased from 30.7% in 1996 to 47.6% in 1997 as additional debt was issued in connection with the acquisition of Hardie.

     Total capitalization at October 31, 1997 consisted of $178.0 million of long-term debt, $41.0 million of short-term borrowing and $241.2 million of stockholders' equity.

LIQUIDITY AND CAPITAL RESOURCES

In 1997, the company improved its liquidity position by increasing its current ratio after the acquisition of Hardie. The short-term financing used to initially fund the acquisition of Hardie was replaced during the year with long-term notes and debentures. In addition, the company completed the restructuring of its higher rate debt by redeeming $50.0 million of 11% debentures on August 1, 1997.

     Management believes that the combination of funds available to the company through its existing financing options, coupled with forecasted cash flows, will continue to provide the capital resources for its anticipated needs.

-    CASH FLOW

Cash and cash equivalents declined slightly from 1996 to 1997.

     Cash provided by operating activities increased by $51.4 million due principally to Hardie and an improvement in working capital from the prior year.

     Cash used in investing activities increased significantly in 1997 from 1996 due almost entirely to the acquisition of Hardie. In addition, property, plant and equipment expenditures were up as a result of corporate facility expenditures and new product tooling.

     Cash flows from financing activities increased primarily due to a net increase in long-term debt of $124.7 million predominantly used to finance the Hardie acquisition. The termination of interest rate swap agreements in connection with the debt issue and the purchase of common stock reduced cash flows from financing activities.

-    CREDIT LINES AND OTHER CAPITAL RESOURCES

The company's seasonal working capital requirements are funded with $190.0 million of unsecured bank credit lines. Average borrowings under these lines were $149.6 million in 1997 and $95.2 million in 1996. The increase in the average borrowings was mainly the result of the Hardie acquisition which was initially funded with temporary bank debt of $118.0 million. In addition, borrowings were up as a result of increases in seasonal working capital. At October 31, 1997 the company had $149.0 million of unutilized availability under these credit lines. The $150.0 million unsecured credit line used to initially finance the acquisition of Hardie terminated upon the issuance of long-term debt in June 1997.

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

-    ACQUISITION FINANCING

In November 1997, the company completed the acquisition of Exmark Manufacturing Company Incorporated (Exmark). The initial purchase price of approximately $31.0 million has been financed through the issuance of 598,051 shares of the company's common stock and approximately $5.5 million in cash. In addition, under the terms of the purchase agreement, the company will be required to make contingent payments to Exmark shareholders if Exmark's post-acquisition earnings and sales growth from November 1, 1997 through October 31, 1999 exceed minimum levels established in the purchase agreement. The maximum amount of these contingent payments is $28.0 million. Contingent payments will be paid with a combination of cash and the company's common stock. See Acquisitions and Strategic Alliances included in this MD&A.

                               1997 Annual Report
                                       21

INFLATION

The company is subject to the effects of changing prices. The company has been able to deal successfully with inflationary pressures through a combination of internal cost reduction efforts and selected increases in selling prices of products.

ACQUISITIONS AND STRATEGIC ALLIANCES

In December 1996, the company acquired Hardie from JHI Limited for $118.0 million. The purchase price is subject to adjustment based upon final audit results and the resolution of certain matters concerning the purchase price submitted by the company to JHI Limited. See Notes to the Consolidated Financial Statements.

     In November 1997, the company acquired Exmark, a leading manufacturer of equipment for the professional landscape contractor industry. Exmark is headquartered in Beatrice, Nebraska and produces mid-sized walk-behind power mowers and zero-turning radius riding mowers for professional contractors. Exmark employs approximately 280 people in a 164,000 square-foot facility. Exmark had $53.4 million in net sales for its fiscal year ended August 31, 1997.

     In addition, in September 1997, the company announced that it had acquired the manufacturing, sales and distribution rights to Dingo under which the company will manufacture and sell Dingo landscape products under the Toro Sitework-TM- Systems brand name for North and South American markets. Dingo began distributing their products in North America in 1995 under an agreement with Dingo Mini Diggers of Australia. These products will be manufactured at the company's manufacturing facility in Tomah, Wisconsin.

     The company also completed several other alliances in key business areas. Product alliances with Maruyama Manufacturing, Bluebird International and Parker Sweeper Company are contributing to development of the company's landscape contractor business. The company has also formed alliances with Pinehurst Resort, home of the 1999 U.S. Men's Open, and Whitbread-Marriott, a European chain of golfing resorts.

YEAR 2000 COMPLIANCE

The company is in the process of implementing a year 2000 compliant enterprise-wide information system. This process was initiated in 1995 and is currently operational in many locations within the company. This implementation will be largely completed during 1998. The company has also initiated an assessment project which addresses those other significant systems that may have year 2000 compliance issues.

     The company presently believes that with the implementation of the new system and modifications to existing software, year 2000 compliance will not pose a significant operational issue for the company. However, if these modifications and conversion are not completed on a timely basis, including implementation by its business partners, year 2000 compliance may have a material impact on the operations of the company.

SUMMARY

The company experienced a 12.9% increase in net sales, almost entirely attributable to the acquisition of Hardie. Earnings before the extraordinary loss increased 0.3% over the prior year. Hardie, in its first year of integration, had a negative impact on earnings as did costs associated with the closing of a Toro manufacturing facility. These items, plus the addition of Exmark, Dingo and other alliances, are expected to have a favorable impact on earnings in future periods.

     The company has maintained a strong balance sheet and improved liquidity by refinancing short-term debt used to acquire Hardie with long-term debt, and replacing higher interest rate debt with debt at more favorable interest rates.

                               The Toro Company
                                       22

SELECTED FINANCIAL DATA  The Toro Company

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                              3 Months
                                                  Year Ended                     Ended                        Year Ended
                                        --------------------------------------------------------------------------------------
(Dollars in thousands,                  OCTOBER 31     October 31     October 31        July 31        July 31        July 31
except per share data)                       1997*           1996           1995           1995           1994           1993
------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Net sales                               $1,051,204       $930,909       $192,278       $932,853       $794,341       $684,324

EARNINGS:
Net earnings, before
     extraordinary loss**                   36,508         36,409          3,997         36,667         22,230         13,040
Percent of sales                               3.5%           3.9%           2.1%           3.9%           2.8%           1.9%
Per share of common stock and
     common stock equivalent,
     before extraordinary loss**            $ 2.93         $ 2.90         $ 0.32        $  2.81        $  1.71        $  1.05

DIVIDENDS:
On common stock outstanding                  5,794          5,834          1,459          6,002          5,993          5,824
Per share of common
     stock outstanding                        0.48           0.48           0.12           0.48           0.48           0.48

RETURN ON:
Beginning common
     stockholders' equity                     16.3%          19.1%           2.2%          21.7%          15.4%           9.8%
Average common
     stockholders' equity                     15.3%          18.0%           2.1%          20.7%          14.2%           9.4%

SUMMARY OF FINANCIAL POSITION:
Current assets                            $472,044       $405,001       $386,259       $381,610       $364,495       $344,130
Current liabilities                        237,833        207,857        221,173        212,659        188,712        150,260
     Working capital                       234,211        197,144        165,086        168,951        175,783        193,870
Non-current assets                         189,590         91,876         86,394         86,705         79,144         75,073
     Total assets                          661,634        496,877        472,653        468,315        443,639        419,203
Non-current liabilities,
     excluding long-term debt                4,988         22,438          7,223          5,250          5,250          1,372

CAPITALIZATION:
Long-term debt, less
     current portion                       177,650         53,015         53,365         64,935         81,025        122,970
Common stockholders' equity                241,163        213,567        190,892        185,471        168,652        144,601
     Total capitalization                  418,813        266,582        244,257        250,406        249,677        267,571
Book value per common share                  19.78          17.75          15.69          15.40          13.43          11.78

STOCK DATA:
Number of shares of
     common stock
     outstanding
     (in thousands)                         12,189         12,032         12,168         12,040         12,561         12,270
Number of common
     stockholders                            6,560          6,841          7,243          7,347          7,541          7,968
Low price                                $  31 1/2       $ 28 3/8       $ 28 1/8       $ 21 5/8       $ 19 3/4       $ 11 3/8
High price                                  43 3/4         36 1/4         32 1/4         30 3/8         30 1/2         21 7/8
Close price                                 42 3/4         31 3/8         28 7/8         28 5/8         22 5/8         19 3/4
------------------------------------------------------------------------------------------------------------------------------


* The company's consolidated financial statements include results of operations of the James Hardie Irrigation Group from December 1, 1996, the date of acquisition.

** 1997 net earnings and earnings per share after the extraordinary loss on early retirement of debt of $1,663,000, or $0.13 per share, were $34,845,000 and $2.80, respectively.

                               1997 Annual Report
                                       23

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
The Toro Company:

We have audited the accompanying consolidated balance sheets of The Toro Company and subsidiaries as of October 31, 1997 and 1996, and the related consolidated statements of earnings and cash flows for the years ended October 31, 1997 and 1996, the three month period ended October 31, 1995 and the year ended July 31, 1995. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Toro Company and subsidiaries as of October 31, 1997 and 1996, and the results of their operations and their cash flows for the years ended October 31, 1997 and 1996, the three month period ended October 31, 1995 and the year ended July 31, 1995 in conformity with generally accepted accounting principles.

                                                           KPMG Peat Marwick LLP

Minneapolis, Minnesota
December 12, 1997

CONSOLIDATED STATEMENTS OF EARNINGS  The Toro Company

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                      Year Ended        3 Months Ended   Year Ended
                                                            --------------------------------------------------------
                                                            OCTOBER 31     October 31       October 31      July 31
(Dollars in thousands, except per share data)                     1997           1996             1995         1995
--------------------------------------------------------------------------------------------------------------------
Net sales                                                   $1,051,204       $930,909         $192,278     $932,853
Cost of sales                                                  663,167        589,186          120,575      598,275
--------------------------------------------------------------------------------------------------------------------
     Gross profit                                              388,037        341,723           71,703      334,578
Selling, general and administrative expense                    315,690        278,284           65,048      269,757
--------------------------------------------------------------------------------------------------------------------
     Earnings from operations                                   72,347         63,439            6,655       64,821
Interest expense                                                19,900         13,590            2,532       11,902
Other income, net                                               (7,897)       (10,331)          (2,483)      (8,193)
--------------------------------------------------------------------------------------------------------------------
     Earnings before income taxes and extraordinary loss        60,344         60,180            6,606       61,112
Provision for income taxes                                      23,836         23,771            2,609       24,445
--------------------------------------------------------------------------------------------------------------------
     Net earnings before extraordinary loss                     36,508         36,409            3,997       36,667
Extraordinary loss, net of income tax benefit of $1,087          1,663              -                -            -
--------------------------------------------------------------------------------------------------------------------
Net earnings                                                $   34,845       $ 36,409         $  3,997     $ 36,667
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Net earnings per share of common stock and
     common stock equivalent before extraordinary loss      $     2.93       $   2.90         $   0.32     $   2.81
Extraordinary loss per share, net of income tax benefit           0.13              -                -            -
--------------------------------------------------------------------------------------------------------------------
Net earnings per share of common stock and
     common stock equivalent                                $     2.80       $   2.90         $   0.32     $   2.81
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

The financial statements should be read in conjunction with the Notes to Consolidated Financial Statements.

                               The Toro Company
                                       24

CONSOLIDATED BALANCE SHEETS  The Toro Company
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(Dollars in thousands) October 31                            1997          1996
--------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                           $      8      $     66
     Receivables:
          Customers                                       255,318       244,434
          Other                                            13,648         5,208
--------------------------------------------------------------------------------
               Subtotal                                   268,966       249,642
               Less allowance for doubtful accounts         9,832        10,005
--------------------------------------------------------------------------------
               Total receivables                          259,134       239,637
--------------------------------------------------------------------------------
     Inventories                                          160,122       130,288
     Prepaid expenses                                      10,454         5,133
     Deferred income taxes                                 42,326        29,877
--------------------------------------------------------------------------------
               Total current assets                       472,044       405,001
--------------------------------------------------------------------------------
Property, plant and equipment:
     Land and land improvements                             9,334         6,816
     Buildings and leasehold improvements                  67,627        46,107
     Equipment                                            220,880       176,157
--------------------------------------------------------------------------------
               Subtotal                                   297,841       229,080
               Less accumulated depreciation
                and amortization                          180,989       155,270
--------------------------------------------------------------------------------
               Total property, plant and equipment        116,852        73,810
--------------------------------------------------------------------------------
Deferred income taxes                                       1,182         1,600
Other assets                                               71,556        16,466
--------------------------------------------------------------------------------
               Total assets                              $661,634      $496,877
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
     Current portion of long-term debt                  $     365      $    350
     Short-term borrowing                                  41,000        41,025
     Accounts payable                                      58,397        43,524
     Accrued warranty                                      40,792        34,722
     Accrued marketing programs                            22,691        22,600
     Other accrued liabilities                             74,588        65,636
--------------------------------------------------------------------------------
               Total current liabilities                  237,833       207,857
--------------------------------------------------------------------------------
Long-term debt, less current portion                      177,650        53,015
Other long-term liabilities                                 4,988        22,438
Common stockholders' equity:
     Common stock, par value $1.00, authorized
       35,000,000 shares; issued and outstanding
       12,189,244 shares in 1997 (net of 720,760
       treasury shares) and 12,032,143 shares in
       1996 (net of 877,861 treasury shares)               12,189        12,032
     Additional paid-in capital                            31,371        28,462
     Retained earnings                                    202,681       173,630
     Foreign currency translation adjustment               (5,078)         (557)
--------------------------------------------------------------------------------
          Total common stockholders' equity               241,163       213,567
--------------------------------------------------------------------------------
          Total liabilities and common
            stockholders' equity                         $661,634      $496,877
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The financial statements should be read in conjunction with the Notes to Consolidated Financial Statements.

                               1997 Annual Report
                                       25

CONSOLIDATED STATEMENTS OF CASH FLOWS  The Toro Company
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                          Year Ended           3 Months Ended     Year Ended
                                                                 -----------------------------------------------------------
                                                                    OCTOBER 31     October 31     October 31        July 31
(Dollars in thousands)                                                    1997           1996           1995           1995
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net earnings                                                    $  34,845       $ 36,409       $  3,997       $ 36,667
     Adjustments to reconcile net earnings to net
          cash provided by (used in) operating activities:
     Extraordinary loss on early extinguishment of debt                  1,663              -              -              -
     Provision for depreciation and amortization                        30,878         18,170          3,590         17,240
     Loss (gain) on disposal of property, plant and equipment              573           (260)           (34)          (135)
     Change in deferred income taxes                                     2,053            784            194         (1,282)
     Tax benefits related to employee stock option transactions          2,611          1,490              -          1,178
     Changes in operating assets and liabilities:
          Net receivables                                               15,067        (40,821)        13,640        (28,773)
          Inventories                                                    1,353         15,574        (22,142)        (4,956)
          Prepaid expenses and deferred income tax benefits             (6,595)        (1,131)         1,962        (10,024)
          Accounts payable and accrued expenses                          1,425          2,218         (9,770)         5,622
----------------------------------------------------------------------------------------------------------------------------
               Net cash provided by (used in) operating activities      83,873         32,433         (8,563)        15,537
----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of property, plant and equipment                        (37,023)       (21,389)        (3,302)       (28,162)
     Proceeds from disposal of property, plant and equipment             1,163            543             43            843
     (Increase) decrease in other assets/liabilities                   (12,784)          (857)         1,793          3,935
     Acquisition of James Hardie Irrigation, net of cash acquired     (118,030)             -              -              -
----------------------------------------------------------------------------------------------------------------------------
               Net cash used in investing activities                  (166,674)       (21,703)        (1,466)       (23,384)
----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     (Decrease) increase in sale of receivables                              -              -         (2,331)         2,331
     (Decrease) increase in short-term borrowing                        (2,627)          (550)        19,040         22,535
     Proceeds from issuance of long-term debt                          175,000              -              -              -
     Repayments of long-term debt                                      (50,350)       (15,334)       (12,326)       (20,300)
     Payments of debt issue costs and prepayment penalty                (5,770)             -              -              -
     Net payments for termination of interest rate swap agreements     (23,650)             -              -              -
     Proceeds from interest rate swap agreement                              -         12,742              -              -
     Proceeds from exercise of stock options                             8,407          4,627          3,586          8,251
     Purchases of common stock                                          (7,952)       (13,339)          (891)       (26,225)
     Dividends on common stock                                          (5,794)        (5,834)        (1,459)        (6,002)
     Repayments from ESOP                                                    -              -              -          2,612
----------------------------------------------------------------------------------------------------------------------------
               Net cash provided by (used in) financing activities      87,264        (17,688)         5,619        (16,798)
----------------------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustment                                 (4,521)          (678)           188            338
----------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                  (58)        (7,636)        (4,222)       (24,307)
Cash and cash equivalents at beginning of period                            66          7,702         11,924         36,231
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                           $       8       $     66       $  7,702       $ 11,924
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
     Cash paid during the period for:
          Interest                                                   $  16,829       $ 15,335       $  4,694       $  9,567
          Income taxes                                                  25,459         20,447            109         34,936
----------------------------------------------------------------------------------------------------------------------------


The financial statements should be read in conjunction with the Notes to Consolidated Financial Statements.

                               The Toro Company
                                       26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  The Toro Company


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED DATA

FISCAL YEAR CHANGE

Effective November 1995, the company changed its fiscal year from a fiscal year ended July 31 to a fiscal year ended October 31. The 3 month transition period ended October 31, 1995 bridges the gap between the company's old and new fiscal year-ends.

BASIS OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of The Toro Company and all wholly-owned and majority-owned domestic and foreign subsidiaries (the company). Investments in 50% or less owned companies are accounted for by the equity method. The accounts of foreign subsidiaries, which are not material, have been adjusted to conform to U.S. accounting principles and practices and have been translated to appropriate U.S. dollar equivalents. All material intercompany accounts and transactions have been eliminated from the consolidated financial statements. In fiscal 1997, the consolidated financial statements include the results of the James Hardie Irrigation Group (Hardie) from December 1, 1996, the effective date of the acquisition.

CASH AND CASH EQUIVALENTS

The company considers all highly liquid investments purchased with a maturity of 3 months or less to be cash equivalents. At October 31, 1997 and 1996 the company had $4,598,000 and $4,908,000, respectively, included in trade payables that represented the reclassification of outstanding checks in excess of related bank balances.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The provision for doubtful accounts included in selling, general and administrative expense was $812,000 and $3,358,000 for the years ended October 31, 1997 and 1996, respectively, $720,000 for the 3 months ended October 31, 1995 and $1,543,000 for the year ended July 31, 1995.

INVENTORIES

The majority of all inventories are valued at the lower of cost or net realizable value with cost determined by the last-in, first-out (LIFO) method. Had the first-in, first-out (FIFO) method of cost determination been used, inventories would have been $27,219,000 and $25,642,000 higher than reported at October 31, 1997 and 1996, respectively. Under the FIFO method, work-in-process inventories were $78,570,000 and $69,182,000 and finished goods inventories were $108,771,000 and $86,748,000 at October 31, 1997 and 1996, respectively.

PROPERTY AND DEPRECIATION

Property, plant and equipment are carried at cost including capitalization of interest incurred during the construction period for significant capital projects. During the year ended October 31, 1997 the company capitalized $500,000 of interest. The company provides for depreciation of plant and equipment utilizing the straight-line method over the estimated useful lives of the assets. Buildings, including leasehold improvements, are generally depreciated over 10 to 45 years, and equipment over 3 to 7 years. Tooling costs are generally amortized using the units of production method. Expenditures for major renewals and betterments which substantially increase the useful lives of existing assets are capitalized, and maintenance and repairs are charged to operating expenses as incurred. Software is expensed at the time of purchase. The cost and related accumulated depreciation of all plant and equipment disposed of are removed from the accounts, and any gain or loss from such disposal is included in current period earnings.

                               1997 Annual Report
                                       27

INTANGIBLE ASSETS

Intangible assets, consisting primarily of goodwill, are amortized on a straight-line basis over periods ranging from 3 to 20 years. The company periodically reviews the value of its goodwill and other intangible assets to determine if impairment has occurred. Goodwill included in "Other assets" totaled $53,667,000 and $9,267,000 at October 31, 1997 and 1996, respectively, net of accumulated amortization of $13,744,000 at October 31, 1997 and $3,625,000 at October 31, 1996.

ACCRUED WARRANTY

The company provides an accrual for estimated future warranty costs based upon the historical relationship of warranty costs to sales.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

The functional currency of the company's foreign operations is the applicable local currency. The functional currency is translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," which is translated for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses resulting from such translations are included in stockholders' equity. Gains or losses resulting from transactions denominated in foreign currencies are included in other income, net.

ACCOUNTING FOR REVENUES

Revenue is recognized at the time products are shipped to distributors, dealers or mass merchandisers.

COST OF FINANCING DISTRIBUTOR/DEALER INVENTORY

Included in selling, general and administrative expense are costs associated with programs in which the company shares the expense of financing distributor and dealer inventories. These costs of $10,192,000 for the year ended October 31, 1997, $10,252,000 for the year ended October 31, 1996, $2,063,000 for the 3 months ended October 31, 1995, and $9,675,000 for the year ended July 31, 1995, are charged against operations as incurred.

RESEARCH AND DEVELOPMENT

Expenditures for research and development, including engineering, of $36,574,000 for the year ended October 31, 1997, $31,343,000 for the year ended October 31, 1996, $6,864,000 for the 3 months ended October 31, 1995, and $26,513,000 for the year ended July 31, 1995 are charged against operations as incurred.

DISTRIBUTION

Included in selling, general and administrative expense are costs associated with changes to the company's distribution channels. These costs were $898,000 for the year ended October 31, 1997, $2,533,000 for the year ended October 31, 1996, $823,000 for the 3 months ended October 31, 1995 and $3,400,000 for the year ended July 31, 1995. Those costs associated with business changes are accrued on the basis of historical experience, while costs related to specific changes to the company's distribution system are recorded when authorized.

INCOME TAXES

In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized

                               The Toro Company
                                       28
in income in the period that includes the enactment date. The company has reflected the necessary deferred tax asset/liability in the accompanying balance sheets. Management believes the future tax deductions will be realized principally through carryback to taxable income in prior years, future reversals of existing taxable temporary differences, and to a lesser extent, future taxable income.

NET EARNINGS PER SHARE OF COMMON STOCK AND COMMON STOCK EQUIVALENTS

Net earnings per share of common stock and common stock equivalents are computed by dividing net earnings by the weighted average number of common shares and common stock equivalents outstanding during the respective periods. Common stock equivalents include potentially dilutive stock options. These shares are included under the treasury stock method using the average market price of the company's stock during each period. The effect of full dilution using the year-end price of the company's stock was not significant.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

During fiscal 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which establishes new standards for computing and presenting earnings per share information. The company will be required to adopt the new standard beginning in the first quarter of fiscal 1998; earlier application is not permitted. Prior period information is required to be restated to conform with the requirements of the new standard. Pro forma earnings per share for the years ended October 31, 1997 and 1996, the 3 month period ended October 31, 1995 and the year ended July 31, 1995 as computed under SFAS No. 128 are as follows:


--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                                              Year Ended         3 Months Ended     Year Ended
                                                       -------------------------------------------------------
                                                       OCTOBER 31   October 31       October 31        July 31
                                                             1997         1996             1995           1995
--------------------------------------------------------------------------------------------------------------
Basic earnings per share, before extraordinary loss        $ 3.02        $3.00            $0.33          $2.92
Extraordinary loss, net of income tax benefit               (0.14)           -                -              -
--------------------------------------------------------------------------------------------------------------
Basic earnings per share                                   $ 2.88        $3.00            $0.33          $2.92
--------------------------------------------------------------------------------------------------------------
Diluted earnings per share, before extraordinary loss      $ 2.93        $2.90            $0.32          $2.81
Extraordinary loss, net of income tax benefit               (0.13)           -                -              -
--------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                 $ 2.80        $2.90            $0.32          $2.81
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

   In fiscal 1997, the FASB also issued SFAS 129, SFAS 130 and SFAS 131. SFAS 129, "Disclosure of Information about Capital Structure," consolidates existing disclosure requirements and will have no impact on the company's financial statements. SFAS 130, "Reporting Comprehensive Income," establishes standards for reporting and displaying the components of comprehensive income and will be adopted by the company in fiscal 1998. The statement requires additional disclosures, but has no impact on consolidated net earnings. SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for determining operating segments and reporting operating segment information. SFAS 131 is required to be adopted beginning with the company's fiscal 1999 year-end annual report. The company has not yet evaluated the effects of this pronouncement to determine what changes, if any, to its current reporting format will be required.

                               1997 Annual Report
                                       29

BUSINESS ACQUISITIONS

Effective December 1, 1996 the company acquired the James Hardie Irrigation Group (Hardie) from James Hardie Industries Limited (JHI Limited) for $118,030,000 based on estimated, unaudited aggregate shareholders' equity of Hardie on December 1, 1996, subject to further adjustment based on final audit results.

   Based on the financial statements of Hardie as of the acquisition date, shareholders' equity at the acquisition date was approximately $10,545,000 less than the estimated equity used as the closing date purchase price, and this $10,545,000 is to be returned from JHI Limited to the company. In addition, under the procedures established in the purchase agreement, the company and JHI Limited have entered into an arbitration process related to the valuation of assets, accounting methods applied, estimates used and other items. The resolution of these matters may result in an additional reduction of the purchase price.

   The acquisition is accounted for using the purchase accounting method and, accordingly, the initial purchase price of $118,030,000 has been allocated based on the estimated fair values of assets acquired and liabilities assumed on the date of acquisition. The excess of the purchase price over the estimated fair value of net tangible assets acquired has been recorded as goodwill and is being amortized on a straight-line basis over 20 years. Any additional reductions in the purchase price, as a result of resolution of the objections discussed in the preceding paragraph, will result in a reduction of goodwill. The related effect of these adjustments on the Consolidated Statement of Earnings of the company is not expected to be material.

   The following unaudited pro forma information presents a summary of consolidated results of operations of the company and Hardie as if the acquisition had occurred at the beginning of fiscal 1996, with pro forma adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with the related income tax effects.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                                Year Ended
                                                        ------------------------
                                                        OCTOBER 31   October 31
(Dollars in thousands, except per share data)                 1997         1996
--------------------------------------------------------------------------------
Net sales                                               $1,065,370  $1,074,783
--------------------------------------------------------------------------------
Net earnings before extraordinary loss                  $   34,811  $   30,423
Extraordinary loss, net of income tax benefit                1,663           -
--------------------------------------------------------------------------------
Net earnings                                            $   33,148  $   30,423
--------------------------------------------------------------------------------
Primary earnings per share before extraordinary loss    $     2.79  $     2.42
Extraordinary loss per share, net of income tax benefit       0.13           -
--------------------------------------------------------------------------------
Primary earnings per share                              $     2.66  $     2.42
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   Effective November 1, 1997 the company acquired Exmark Manufacturing Company Incorporated (Exmark), a leading manufacturer of equipment for the professional landscape contractor industry. Exmark is headquartered in Beatrice, Nebraska and produces mid-sized walk-behind power mowers and zero-turning-radius riding mowers for professional contractors. Exmark had net sales of $53.4 million and net earnings of $2.8 million for its fiscal year ended August 31, 1997.

   In exchange for all of the capital stock of Exmark, the company issued 598,051 shares of its common stock and paid approximately $5.5 million in cash. In addition, under the terms of the purchase agreement, the company will be required to make contingent payments to Exmark shareholders if Exmark's post-acquisition earnings and sales growth from November 1, 1997 through October 31, 1999 exceed minimum levels established in the purchase agreement. The maximum amount of these contingent payments is $28,000,000. Contingent payments will be paid with a combination of cash and the company's common stock. The acquisition is accounted for using the purchase method of accounting and accordingly, the purchase price is allocated based on the fair

                               The Toro Company
                                       30
value of assets acquired and liabilities assumed. The excess of the purchase price, including any contingent payment amounts, over the fair value of net assets acquired will be recorded as goodwill, and amortized on a straight-line basis over a 20 year period.

SHORT-TERM CAPITAL RESOURCES

At October 31, 1997 the company had available unsecured lines of credit with four banks in the aggregate of $190,000,000. Most of these agreements require the company to pay a fee of 0.175% per year on the available lines of credit, which is included in interest expense.

   The company had $41,000,000 outstanding at October 31, 1997 and $41,025,000 outstanding at October 31, 1996. The weighted average interest rate on short-term borrowing was 5.95% and 6.18% at October 31, 1997 and 1996, respectively.

LONG-TERM DEBT

A summary of long-term debt is as follows:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(Dollars in thousands) October 31                       1997           1996
--------------------------------------------------------------------------------
7.125% Notes, due June 15, 2007                    $  75,000         $    -
7.80% Debentures, due June 15, 2027                  100,000              -
11% Sinking Fund Debentures due annually
     August 1998-2017 called August 1, 1997                -         50,000
Industrial Revenue Bond due annually
     June 1997-2004 with various interest rates        3,015          3,365
--------------------------------------------------------------------------------
                                                     178,015         53,365
     Less current portion                                365            350
--------------------------------------------------------------------------------
Long-term debt, less current portion                $177,650        $53,015
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   In June 1997, the company issued $175.0 million of debt securities consisting of $75.0 million of 7.125% coupon 10-year Notes and $100.0 million of 7.80% coupon 30-year Debentures. The proceeds from the debt securities issued were used, in part, to repay short-term indebtedness, which was primarily related to the acquisition of Hardie, and to redeem on August 1, 1997 the company's $50.0 million principal amount of 11% Sinking Fund Debentures. The company paid a prepayment penalty of $2.8 million for the early retirement of the 11% Debentures. This penalty is reported in the consolidated statement of earnings as an extraordinary loss, net of the related income tax benefit.

   In connection with the issuance of the $175.0 million in long-term debt securities, the company paid $23.7 million to terminate three forward-starting interest rate swap agreements with notational amounts totaling $125.0 million. These swap agreements had been entered into to reduce exposure to interest rate risk prior to the issuance of the new long-term debt securities. At the inception of one of the swap agreements, the company had received payments which were recorded as deferred income to be recognized as an adjustment to interest expense over the term of the new debt securities. At the date the swaps were terminated, this deferred income totaled $18.7 million. The excess of the termination fees over the deferred income recorded has been deferred and is being recognized as an adjustment to interest expense over the term of the new debt securities issued.

   Under the terms of the long-term debt agreements the company is subject to certain covenants. At October 31, 1997 the company was in compliance with all such covenants.

   Principal payments required on long-term debt in each of the next five years ending October 31 are as follows: 1998, $365,000; 1999, $385,000; 2000,
$405,000; 2001, $425,000; 2002, $450,000; and after 2002, $175,985,000.

                               1997 Annual Report
                                       31

INCOME TAXES

A reconciliation of the statutory federal income tax rate to the company's consolidated effective tax rate is summarized as follows:

-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 Year Ended         3 Months Ended  Year Ended
                                                                           ----------------------------------------------------
                                                                           OCTOBER 31   October 31      October 31     July 31
                                                                                 1997         1996            1995        1995
-------------------------------------------------------------------------------------------------------------------------------
Statutory federal income tax rate                                               35.0%        35.0%           35.0%       35.0%
Increase (reduction) in income taxes resulting from:
     Benefits from foreign sales corporation                                     (1.4)        (0.8)           (0.2)       (0.8)
     State and local income taxes, net of federal income tax benefit              2.9          2.5             4.6         2.4
     Effect of foreign source income                                              0.9            -             1.5         0.5
     Goodwill amortization                                                        2.3          0.4             0.6         0.4
     Other, net                                                                  (0.2)         2.4            (2.0)        2.5
-------------------------------------------------------------------------------------------------------------------------------
Consolidated effective tax rate                                                 39.5%        39.5%           39.5%       40.0%
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

   Components of the provision for income taxes are as follows:

-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 Year Ended         3 Months Ended  Year Ended
                                                                           ----------------------------------------------------
                                                                           OCTOBER 31   October 31      October 31     July 31
(Dollars in thousands)                                                           1997         1996            1995        1995
-------------------------------------------------------------------------------------------------------------------------------
Current:
     Federal                                                                  $15,985      $22,479          $  731     $24,878
     State                                                                      1,445        2,754             238       2,942
-------------------------------------------------------------------------------------------------------------------------------
     Current provision                                                         17,430       25,233             969      27,820
-------------------------------------------------------------------------------------------------------------------------------
Deferred:
     Federal                                                                    4,182       (1,051)          1,414      (2,689)
     State                                                                      1,137         (411)            226        (686)
-------------------------------------------------------------------------------------------------------------------------------
     Deferred provision                                                         5,319       (1,462)          1,640      (3,375)
-------------------------------------------------------------------------------------------------------------------------------
Total provision for income taxes                                              $22,749      $23,771          $2,609     $24,445
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------


   The tax effects of temporary differences that give rise to the net deferred income tax assets at October 31, 1997 and 1996 are presented below.

---------------------------------------------------------------------------
---------------------------------------------------------------------------
(Dollars in thousands)                                  1997           1996
---------------------------------------------------------------------------
Allowance for doubtful accounts                      $ 5,070        $ 5,151
Inventory reserves                                     1,900            536
Uniform capitalization                                 2,328          2,252
Depreciation                                           2,201          1,600
Warranty reserves                                     15,028         12,881
Marketing programs                                     1,811          2,018
Distributor reserves                                   2,044          2,603
Restructuring reserves                                 1,954          1,091
Product liability                                      2,316          1,957
Accrued retirement                                     3,961          3,410
Accrued vacation pay                                   2,087          1,912
Other                                                  2,808         (3,934)
---------------------------------------------------------------------------
Consolidated deferred income tax assets              $43,508        $31,477
---------------------------------------------------------------------------
---------------------------------------------------------------------------

   During the years ended October 31, 1997 and 1996, respectively, $2,611,000 and $1,490,000 was added to additional paid-in capital in accordance with Accounting Principal Board Opinion 25 reflecting the permanent book to tax difference in accounting for tax benefits related to employee stock option transactions.

COMMON STOCKHOLDERS' EQUITY

Changes in the components of common stockholders' equity during the fiscal years ended October 31, 1997 and 1996, the 3 months ended October 31, 1995 and the fiscal year ended July 31, 1995 were as follows:

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         Foreign
                                                                                                                         Currency
                                                                Common          Additional    Retained   Receivable  Translation
(Dollars in thousands)                                           Stock     Paid-In Capital    Earnings    from ESOP    Adjustment
----------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1994                                       $12,561            $ 49,420    $109,688      $(2,612)      $  (405)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Common dividends paid ($0.48 per share)                              -                   -      (6,002)           -             -
Issuance of 444,783 shares under stock option plans                445               7,806           -            -             -
Purchase of 965,757 common shares                                 (966)            (25,259)          -            -             -
Payment received from ESOP                                           -                   -           -        2,612             -
Foreign currency translation adjustment                              -                   -           -            -           338
Tax benefits related to employee stock option transactions           -               1,178           -            -             -
Net earnings                                                         -                   -      36,667            -             -
----------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1995                                       $12,040            $ 33,145    $140,353      $     0       $   (67)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Common dividends paid ($0.12 per share)                              -                   -      (1,459)           -             -
Issuance of 156,263 shares under stock option plans                156               3,431           -            -             -
Purchase of 28,204 common shares                                   (28)               (864)          -            -             -
Foreign currency translation adjustment                              -                   -           -            -           188
Net earnings                                                         -                   -       3,997            -             -
----------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1995                                    $12,168            $ 35,712    $142,891      $     0        $  121
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Common dividends paid ($0.48 per share)                              -                   -      (5,834)           -             -
Issuance of 294,324 shares under stock option plans                294               4,333           -            -             -
Purchase of 429,692 common shares                                 (430)            (13,073)          -            -             -
Foreign currency translation adjustment                              -                   -           -            -          (678)
Tax benefits related to employee stock option transactions           -               1,490           -            -             -
Other                                                                -                   -         164            -             -
Net earnings                                                         -                   -      36,409            -             -
----------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1996                                    $12,032            $ 28,462    $173,630      $     0       $  (557)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Common dividends paid ($0.48 per share)                              -                   -      (5,794)           -             -
Issuance of 389,101 shares under stock option plans                389               8,018           -            -             -
Purchase of 232,000 common shares                                 (232)             (7,720)          -            -             -
Foreign currency translation adjustment                              -                   -           -            -        (4,521)
Tax benefits related to employee stock option transactions           -               2,611           -            -             -
Net earnings                                                         -                   -      34,845            -             -
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT OCTOBER 31, 1997                                    $12,189            $ 31,371    $202,681      $     0       $(5,078)
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

                               1997 Annual Report
                                       33

STOCK OPTION PLANS

The company grants incentive and nonqualified stock options under the terms of the 1989 and 1993 Stock Option Plans. Each option is granted at an exercise price equal to 100% of the fair market value of the common stock on the date of grant, except for performance based stock options, such as those granted in connection with the Continuous Performance Award Plan (CPAP) for which the exercise price is an average of the closing stock prices for the 3 months preceding the grant date and may be higher or lower than fair market value. Stock options other than performance based options are generally exercisable immediately and can be exercised in whole or in part until expiration or termination of employment. Stock options granted under the plans, with the exception of options granted in connection with the CPAP, expire 5 to 10 years from the date of grant.

   Performance based options are granted under the CPAP and generally vest at the end of the succeeding three fiscal years. Vested options expire 90 days after the public release of the fiscal year-end earnings. Based on performance over the three year term, some or all of the options granted may be cancelled. Options granted under this plan totaled 40,474 and 48,768 for the years ended October 31, 1997 and 1996, respectively, zero for the 3 months ended October 31, 1995 and 40,031 for the year ended July 31, 1995. CPAP options cancelled were 33,812 during the year ended October 31, 1997 and 18,532 during the year ended July 31, 1995. There were no CPAP options cancelled during the year ended October 31, 1996 or during the 3 months ended October 31, 1995.

   The company also grants options to members of its Board of Directors under the 1992 Director Stock Plan. Each option granted under the plan is exercisable at 100% of the fair market value of the common stock on the date of grant. Options granted under this plan were 7,000 and 6,000 for the years ended October 31, 1997 and 1996, respectively.

   A summary of stock option activity under the plans described above is presented below:

----------------------------------------------------------------------------
----------------------------------------------------------------------------
                                                                   Weighted
                       Options available        Options             average
                               for grant    outstanding      exercise price
----------------------------------------------------------------------------
August 1, 1994                 1,005,486      1,259,509              $16.35
  Granted                       (323,474)       323,474               23.69
  Exercised                            -       (394,432)              16.61
  Cancelled                       21,972        (21,972)              19.37
----------------------------------------------------------------------------
July 31, 1995                    703,984      1,166,579               18.24
----------------------------------------------------------------------------
  Granted                       (256,496)       256,496               29.00
  Exercised                            -       (161,694)              17.49
  Cancelled                        8,070         (8,070)              15.12
----------------------------------------------------------------------------
October 31, 1995                 455,558      1,253,311               20.56
----------------------------------------------------------------------------
  Granted                        (48,768)        48,768               29.77
  Exercised                            -       (193,221)              18.85
  Cancelled                        1,000         (1,000)              29.13
  Increase in options
    available for grant          600,000              -                   -
--------------------------------------------------------------------------------
October 31, 1996               1,007,790      1,107,858               21.25
--------------------------------------------------------------------------------
  Granted                       (251,620)       251,620               32.74
  Exercised                            -       (443,516)              21.93
  Cancelled                       33,812        (33,812)              24.49
--------------------------------------------------------------------------------
OCTOBER 31, 1997                 789,982        882,150              $24.06
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               The Toro Company
                                       34

   The table below presents the number, weighted average remaining contractual life and weighted average exercise price for options outstanding at October 31, 1997.


----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                                                                       Weighted            Weighted
                                                      Number             average       average time
Exercise price range                              of options      exercise price       to expiration
----------------------------------------------------------------------------------------------------
Options exercisable at October 31, 1997:
     $14.75                                          300,000              $14.75           8.1 years
     $20.40 - $23.625                                118,098               23.09           1.6 years
     $25.50 - $29.125                                204,059               28.30           2.4 years
     $31.75 - $36.375                                162,208               33.85           4.0 years
----------------------------------------------------------------------------------------------------
     Total                                           784,365              $23.48           4.8 years
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Options not exercisable at October 31, 1997:
     $24.12 - $32.31                                  97,785              $28.76           1.3 years
----------------------------------------------------------------------------------------------------
     Grand total                                     882,150              $24.06           4.4 years
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

   The company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. Accordingly, no compensation expense has been recognized for stock option grants, except performance based options. The company recognized compensation expense of $545,000, $483,000, $127,000 and $534,000 for the years ended October 31, 1997 and 1996, the 3 month transition period ended October 31, 1995 and the year ended July 31, 1995, respectively. If the company had elected to recognize compensation cost consistent with the methodology prescribed under SFAS 123, "Accounting for Stock-Based Compensation," the company's net income and earnings per share for the years ended October 31, 1997 and 1996 would have been as follows:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                              Year ended
                                                       ----------------------
                                                       OCTOBER 31  October 31
(Dollars in thousands, except per share amounts)             1997        1996
--------------------------------------------------------------------------------
Net income, as reported                                   $34,845     $36,409
Pro forma net income                                       34,289      36,640
--------------------------------------------------------------------------------
Earnings per share, as reported                          $   2.80     $  2.90
Pro forma earnings per share                                 2.75        2.92
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model and using an expected dividend yield of 1.5%, expected stock price volatility of 20%, risk free interest rate of 5.75% and an expected life of 3.5 years for performance based options and 3 years for all other options.

   The weighted average fair market value of options on the grant date was $6.44 and $6.07 for options issued during the years ended October 31, 1997 and 1996, respectively.

   On July 31, 1995 the company issued 17,467 shares of restricted stock and 17,467 performance units to the CEO under the terms of the Chief Executive Officer Succession Plan. The value of each performance unit is equal to the fair market value of a share of common stock. The restricted stock and performance units vest based upon achievement of specified succession planning goals. Dividends are paid and the shares may be voted. Portions of the restricted stock and performance unit awards

                               1997 Annual Report
                                       35
will be forfeited if certain goals are not achieved at various dates, ending on October 31, 2003 or termination of employment. Compensation expense related to this plan was $350,000, $254,000 and $57,000 for the years ended October 31, 1997 and 1996 and the 3 month transition period ended October 31, 1995 respectively. There was no expense for the period ended July 31, 1995.

EMPLOYEE BENEFIT PROGRAMS

The company adopted a new employee benefit program effective August 1, 1995 replacing the existing employee benefit plans. Under this new benefit program, eligible employees receive a pre-established percentage of their salary. Contributions to the plan were $7,245,000 in fiscal 1997 for benefits earned in fiscal 1996, and $2,539,000 in fiscal 1996 for benefits earned during the 3 month transition period ended October 31, 1995. In addition, this plan provides for company matching contributions of up to two percent of salary. Matching contributions were $2,024,000 and $1,679,000 for the years ended October 31, 1997 and 1996, respectively.

   Prior to August 1, 1995 employee benefits consisted of a leveraged Employee Stock Ownership Plan (ESOP), as well as a profit sharing and matching stock plan. At July 31, 1995 the ESOP indebtedness was repaid in full. For the year ended July 31, 1995 principal payments of ESOP debt were $2,612,000, interest incurred on ESOP debt and received by the company was $258,000 and dividends on ESOP shares used for debt service were $107,000. The company's contributions to the ESOP, net of dividends, were $639,000 for the year ended October 31, 1996 and $2,762,000 for the year ended July 31, 1995. Contributions to the former profit sharing and matching stock plans were $3,833,000 for the 3 month period ended October 31,1995 and $4,760,000 for the year ended July 31, 1995.

   In addition, the company and its subsidiaries have supplemental and other retirement plans covering certain employees. The expense related to these plans is not significant.

SEGMENT DATA

The company classifies its operations into one industry segment, outdoor maintenance equipment. International sales were $232,808,000 for the year ended October 31, 1997, $174,249,000 for the year ended October 31, 1996, $20,935,000 for the 3 months ended October 31, 1995 and $152,409,000 for the year ended July 31, 1995. Of these amounts, export sales were $161,836,000 for the year ended October 31, 1997, $140,919,000 for the year ended October 31, 1996, $18,557,000 for the 3 months ended October 31, 1995 and $126,560,000 for the year ended July 31, 1995. Export sales by geographic area are as follows:

------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
                                          Year Ended         3 Months Ended     Year Ended
                                   -------------------------------------------------------
                                   OCTOBER 31     October 31     October 31        July 31
(Dollars in thousands)                   1997           1996           1995           1995
------------------------------------------------------------------------------------------
Europe                               $ 79,515       $ 71,325        $ 6,098       $ 60,239
Canada                                 33,349         29,578          4,848         31,921
Pacific Rim                            34,417         34,975          6,955         28,979
Other                                  14,555          5,041            656          5,421
------------------------------------------------------------------------------------------
Total export sales                   $161,836       $140,919        $18,557       $126,560
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

                               The Toro Company
                                       36

LEASE COMMITMENTS

Minimum lease commitments in future years under noncancelable operating leases are as follows: 1998, $7,555,000; 1999, $5,431,000; 2000, 3,339,000; 2001,
$2,135,000; 2002, $845,000; and after 2002, $178,000.

   Total lease expense was as follows:


----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                                               Year Ended              3 Months Ended     Year Ended
                                        ------------------------------------------------------------
                                        OCTOBER 31     October 31          October 31        July 31
(Dollars in thousands)                        1997           1996                1995           1995
----------------------------------------------------------------------------------------------------
Warehouse and office space                  $3,604         $3,291             $   905         $3,360
Trucks and autos                             1,959          2,191                 374          1,890
Equipment                                    4,297          3,933                 924          3,721
----------------------------------------------------------------------------------------------------
     Total                                  $9,860         $9,415              $2,203         $8,971
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENT LIABILITIES

The company was contingently liable to repurchase $9,438,000 at October 31, 1997 and $10,578,000 at October 31, 1996 of inventory relating to receivables under dealer financing arrangements. Additionally, debts incurred by certain distributors, aggregating $5,600,000 at October 31, 1997 and $1,008,000 at October 31, 1996 have been guaranteed by the company.

   In the ordinary course of business the company may become liable with respect to pending and threatened litigation, tax, environmental, and other matters. While the ultimate results of investigations, lawsuits, and claims involving the company cannot be determined, management does not expect that these matters will have a material adverse effect on the consolidated financial position of the company.

FINANCIAL INSTRUMENTS

OFF-BALANCE SHEET RISK

Letters of credit are issued by the company during the ordinary course of business, as required by certain vendor contracts, through major domestic banks. As of October 31, 1997 and 1996 the company had $25,985,000 and $19,705,000, respectively, in outstanding letters of credit.

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

                               1997 Annual Report
                                       37

FOREIGN CURRENCY INVESTMENTS

A portion of the company's cash flow is derived from sales and purchases denominated in foreign currencies. To reduce the uncertainty of foreign currency exchange rate movements on these sales and purchase commitments, the company enters into foreign currency exchange contracts. These contracts are designed to hedge firm anticipated foreign currency transactions. Gains and losses on foreign currency contracts are deferred and recognized upon settlement of the underlying hedged transaction.

   At October 31, 1997 the company had contracts maturing at various dates to purchase $5,781,000 in foreign currencies and to sell $42,478,000 in foreign currencies at the contract rates. In addition, the company had range forward options of $3,000,000 at October 31, 1997.

   The company enters into forward currency exchange contracts on behalf of certain distributors in order to cover a portion of the payments owed by the distributor to the company. Any currency losses incurred by the company are reimbursed by the distributor.

   Changes in the market value of the foreign currency instruments are recognized in the financial statements upon settlement of the hedged transaction.

   As discussed under the Long-term Debt caption in these Notes to the Consolidated Financial Statements, the company entered into interest rate exchange or swap agreements to hedge interest rate exposure on the anticipated issuance of new long-term debt securities. The net loss on these swap agreements has been deferred and is being amortized as an adjustment to interest expense over the term of the debt securities. In June 1997, the company terminated all of its outstanding interest rate exchange agreements upon the issuance of the new long-term debt securities.

FAIR VALUE
The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of FAS Statement 107, "Disclosures about Fair Value of Financial Instruments." Estimated fair value amounts have been determined using available information and appropriate valuation methodologies. Because considerable judgment is required in developing the estimates of fair value, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange.

   For cash and cash equivalents, receivables and accounts payable, carrying value is a reasonable estimate of fair value.

   At October 31, 1997 the estimated fair value of long-term debt with fixed interest rates was $187,713,000 compared to its carrying value of $178,015,000. The fair value is estimated by discounting the projected cash flows using the rate at which similar amounts could currently be borrowed.

                               The Toro Company
                                       38

                                 (unaudited)

Summarized quarterly financial data for 1997 and 1996 is as follows:


-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                           FISCAL YEAR ENDED OCTOBER 31, 1997
                                                              -----------------------------------------------------
Quarter (Dollars in thousands, except per share data)            FIRST         SECOND         THIRD          FOURTH
-------------------------------------------------------------------------------------------------------------------
Net sales                                                     $208,957       $352,203      $249,274        $240,770
Gross profit                                                    75,227        125,117        92,395          95,298
Net earnings, before extraordinary loss                          2,491         19,040         9,949           5,028
Net earnings                                                     2,491         19,040         8,286           5,028
Net earnings per share of common stock
     and common stock equivalent, before extraordinary loss       0.20           1.53          0.80            0.40
Net earnings per share of common stock and
     common stock equivalent                                      0.20           1.53          0.67            0.40
Dividends per common share                                        0.12           0.12          0.12            0.12
Market price of common stock
     High bid                                                       36 5/8         36 7/8        38 7/8          43 3/4
     Low bid                                                        31 1/2         33            35 1/8          35 7/16
------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

                                                                           Fiscal Year Ended October 31, 1996
                                                                ---------------------------------------------------
Quarter (Dollars in thousands, except per share data)            First         Second         Third          Fourth
-------------------------------------------------------------------------------------------------------------------
Net sales                                                     $211,501       $288,646      $232,565        $198,197
Gross Profit                                                    76,329        103,810        85,884          75,700
Net earnings                                                     8,498         16,820         6,465           4,626
Net earnings per share of common stock and
     common stock equivalent                                      0.67           1.33          0.52            0.37
Dividends per common share                                        0.12           0.12          0.12            0.12
Market price of common stock
     High bid                                                       36 1/4         35 1/4        34 5/8          34 1/8
     Low bid                                                        28 3/8         30 5/8        30              30 1/4
-----------------------------------------------------------------------------------------------------------------------


                               1997 Annual Report
                                       39