Form 10-K, Exhibit 13
period 1998-10-31
TORO CO
filed 1999-01-29
CIK 737758

FINANCIAL HIGHLIGHTS  The Toro Company

-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data and number of stockholders)
Years ended October 31                                             1998            1997    % Change
-----------------------------------------------------------------------------------------------------
Net sales                                                   $ 1,110,434     $ 1,051,204         5.6%
Net earnings, before extraordinary loss*                          4,090          36,508       (88.8)
Percent of net sales                                                0.4%            3.5%
-----------------------------------------------------------------------------------------------------
Dilutive net earnings per share of common
   stock, before extraordinary loss*                        $      0.31     $      2.93       (89.4)
Dividends paid per share of common stock outstanding               0.48            0.48
-----------------------------------------------------------------------------------------------------
Return on:
   Average stockholders' equity                                     1.6%           15.3%
   Average invested capital                                         2.9            12.1
-----------------------------------------------------------------------------------------------------

AT YEAR END
Working capital                                             $   221,227     $   234,211        (5.5)
Total assets                                                    723,991         661,634         9.4
Total debt                                                      228,424         219,015         4.3
Stockholders' equity                                            263,399         241,163         9.2
Book value per common share                                       20.63           19.79         4.2
Number of common stockholders                                     6,364           6,560        (3.0)
-----------------------------------------------------------------------------------------------------



See accompanying Notes to Consolidated Financial Statements.

*In 1997, the company recognized an extraordinary loss on the early retirement of debt of $1,663,000 or $0.13 per dilutive share.

[GRAPH]
NET SALES
(DOLLARS IN MILLIONS)

95       $919.4
96       $930.9
97     $1,051.2
98     $1,110.4

[GRAPH]
NET EARNINGS
(DOLLARS IN MILLIONS)
95       $32.4
96       $36.4
97       $36.5*
98        $4.1

[GRAPH]
RETURN ON AVERAGE EQUITY
(PERCENT)
95        17.5%
96        18.0%
97        15.3%
98         1.6%

[GRAPH]
BOOK VALUE
(IN DOLLARS PER COMMON SHARE)
95       $15.69
96       $17.75
97       $19.79
98       $20.63

MANAGEMENTS DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS  The Toro Company


RESULTS OF OPERATIONS

Results in fiscal 1998 were disappointing compared to fiscal 1997. Although Toro recorded strong performances from its professional businesses, which now make up
65.7 percent of total consolidated sales, several events had a negative effect on Toro's consumer business and the company as a whole. Toro had strong sales and earnings growth from the commercial and irrigation businesses, and had significant contributions from the acquisitions of Exmark Manufacturing Company Incorporated (Exmark) in the landscape contractor market and GR Driplines, Incorporated (Drip In) in the agricultural irrigation market. The growth of the golf course market continued to be strong around the world, with the exception of Asia, which contributed to the growth in the commercial and irrigation businesses. Toro's consumer business struggled during the year, which resulted in the adoption of a company-wide plan to improve profitability. The lack of snow during the winter of 1997-1998 significantly lowered sales of the profitable snowthrower line. Performance was also hampered by manufacturing problems related to poor execution of the production transfer from Mound, Minnesota to El Paso, Texas, which led to significant cost overruns for certain consumer handheld electric products and certain irrigation products.

SUMMARY


---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                                   Years Ended October 31
                                                              -------------------------------------------------------------
(Dollars in millions, except per share data)                      1998     % Change         1997     % Change         1996
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                     $1,110.4          5.6%    $1,051.2         12.9%      $930.9
Cost of sales                                                    726.1          9.5        663.2         12.6        589.2
---------------------------------------------------------------------------------------------------------------------------
    Gross profit                                                 384.3         (1.0)       388.0         13.6        341.7
        Gross profit percentage                                   34.6%        (2.3)        36.9%         0.2         36.7%
Selling, general, and administrative expense                     345.6         10.4        313.1         12.5        278.3
Restructuring and other unusual expense                           15.0        478.5          2.6            -            -
---------------------------------------------------------------------------------------------------------------------------
    Earnings from operations                                      23.7        (67.2)        72.3         14.0         63.4
        Operating profit percentage                                2.1%        (4.8)         6.9%         0.1          6.8%
Interest expense                                                 (25.4)        27.8        (19.9)       (46.4)       (13.5)
Other income, net                                                  8.5          7.3          7.9         23.6         10.3
---------------------------------------------------------------------------------------------------------------------------
    Earnings before income taxes and extraordinary loss            6.8        (88.8)        60.3          0.3         60.2
Provision for income taxes                                         2.7        (88.8)        23.8          0.3         23.8
---------------------------------------------------------------------------------------------------------------------------
    Net earnings before extraordinary loss                         4.1        (88.8)        36.5          0.3         36.4
Extraordinary loss, net of income tax benefit of $1.1                -            -          1.7            -            -
---------------------------------------------------------------------------------------------------------------------------
Net earnings                                                  $    4.1        (88.3)%   $   34.8         (4.3)%     $ 36.4
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Basic net earnings per share of common stock
    before extraordinary loss                                 $   0.32        (89.4)%   $   3.02          0.7%      $ 3.00
Extraordinary loss per share, net of income tax benefit              -            -         0.14            -            -
---------------------------------------------------------------------------------------------------------------------------
Basic net earnings per share of common stock                  $   0.32        (88.9)%   $   2.88         (4.0)%     $ 3.00
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Dilutive net earnings per share of common stock
    before extraordinary loss                                 $   0.31        (89.4)%   $   2.93          1.0%      $ 2.90
Extraordinary loss per share, net of income tax benefit              -            -         0.13            -            -
---------------------------------------------------------------------------------------------------------------------------
Dilutive net earnings per share of common stock               $   0.31        (88.9)%   $   2.80         (3.4)%     $ 2.90
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

NET SALES BY PRODUCT LINE
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                             1998     % Change         1997     % Change         1996
---------------------------------------------------------------------------------------------------------------------------
Consumer                                                      $  380.9        (16.8)%   $  458.1         (0.6)%     $461.0
Commercial                                                       451.3         31.0        344.6          7.0        322.0
Irrigation                                                       278.2         12.0        248.5         68.0        147.9
---------------------------------------------------------------------------------------------------------------------------
    Total*                                                    $1,110.4          5.6%    $1,051.2         12.9%      $930.9
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
*Includes international sales of                              $  235.9          1.3%    $  232.8         33.6%      $174.2
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------


     In fiscal 1998, Toro's sales increased 5.6 percent, due to the incremental revenue of Exmark and Drip In products. Net sales would have dropped slightly without Exmark and Drip In products due to significantly lower levels of shipments for consumer products, including snowthrowers, gas powered trimmers, and riding products. Lower consumer shipments were partially offset by strong sales of commercial equipment and irrigation products. Asia sales have also dropped from 3.1 percent of total consolidated sales in fiscal 1997 to 1.7 percent in fiscal 1998 due to the political and economic instabilities in that market.

     In response to the challenges faced in fiscal 1998, Toro continues to evaluate its business units and reinvest in opportunities and initiatives that it believes will help sustain competitiveness and maintain a leadership position. Toro implemented a profit improvement plan to reposition the consumer business and improve overall company profitability and competitiveness. This strategy included organizational changes in the consumer division; decentralizing manufacturing and inventory management; initiating a multi-year strategy for warehousing and transportation services with third party vendors; the sale of the recycling equipment business; the restructuring of the professional fertilizer business; and plant closings. The company expects significant savings from the profit improvement plan by fiscal year 2000.

     In conclusion, positive results in the professional sector were offset by the disappointing results in the consumer business. Toro has embarked on a company-wide profit improvement plan that it believes will reposition the consumer business and make the company as a whole more competitive. This plan, combined with a generally favorable outlook in professional markets, positions Toro for significant improvement in fiscal 1999, although earnings per share are not expected to reach fiscal 1997 levels.

NET SALES
--------------------------------------------------------------------------------

FISCAL 1998 COMPARED WITH FISCAL 1997
Effective November 1997, the company acquired Exmark, a leading manufacturer of equipment for the professional landscape contractor industry. Effective February 1998, the company acquired Drip In, a manufacturer of agricultural micro-irrigation products. These two acquisitions resulted in all of the increase in fiscal 1998 sales.

     Worldwide net sales in fiscal 1998 were $1,110.4 million compared to $1,051.2 million in fiscal 1997, an increase of 5.6 percent. The following is a discussion of sales by product lines:

CONSUMER - Net sales of worldwide consumer products in fiscal 1998 were $380.9 million compared to $458.1 million in fiscal 1997, a decrease of 16.8 percent. Domestic snowthrower sales, which accounted for a significant portion of this decrease, were down due to the lack of snow experienced during the winter of 1997-1998. Shipments of domestic riding products were also below fiscal 1997 levels as a result of lower than expected demand for a new repositioned higher-priced garden tractor, along with increased competition. Toro also discontinued selling gas powered trimmers to certain home centers due to low product profitability. In addition, wet spring weather experienced in key Sun Belt markets resulted in lower do-it-yourself irrigation product sales. The company also discontinued certain low profit margin Lawn Genie-Registered Trademark- irrigation products. Offsetting the negative points was an increase in sales for walk power mowers, due mainly to a favorable sales comparison to the previous spring, which was late and wet. In fiscal 1998, Toro reduced the price of certain Toro-Registered Trademark-brand walk power mowers. Management believes this strategy maintained market share but did not increase market share as planned. Lawn-Boy-Registered Trademark- also introduced its new DuraForce-TM- engine walk power mower, which had a strong first year in the marketplace. Startup delays with the DuraForce-TM- engine prevented Toro from fully capitalizing on the demand for this low-emissions product. As part of the company's profit improvement plan, the company introduced special marketing programs and reduced shipments of certain consumer products in order to reduce consumer field inventories to historically low levels.

     International consumer sales were down slightly from fiscal 1997. The main factor contributing to this decrease was lower Australian sales due to the conversion of Australian denominated dollar sales into U.S. dollars at a substantially lower exchange rate as a result of the currency movements in fiscal 1998. Offsetting that factor were strong sales to the European market for new diesel riding products introduced in fiscal 1998.

     The company also believes that sales were lower as a result of a continuing shift in consumer buying patterns throughout the industry from brand specific purchases at dealer outlets to price and value conscious purchases at hardware, home center, and mass retailers. Because the company expects this trend to continue, the company announced that the Toro-Registered Trademark- Recycler-Registered Trademark- walk power mower will be sold in select home centers beginning in the spring of 1999. In response to struggles of the consumer business in fiscal 1998, the company plans to continue to take steps to reposition the business for a more competitive and stronger performance in fiscal 1999 and beyond.

COMMERCIAL - Net sales of worldwide commercial products in fiscal 1998 were $451.3 million compared to $344.6 million in fiscal 1997, a significant increase of 31.0 percent. The increase was attributable to the addition of Exmark, new product introductions in the landscape contractor market, and growth in the golf course market. Despite strong competition, sales of equipment to golf courses did well. International sales were down slightly due to weak sales in Asia, which were partially offset by an increase in demand in the Canadian and European market for golf course equipment and landscape contractor products. The substantial sales increase of commercial products occurred despite aggressive competition and Asian market weakness, and Toro believes it has maintained its market leadership.

IRRIGATION - Net sales of worldwide irrigation products in fiscal 1998 were $278.2 million compared to $248.5 million in fiscal 1997, an increase of 12.0 percent. The sales increase was driven by strong domestic golf irrigation revenues, sales growth of worldwide agricultural irrigation products, and the addition of sales from Drip In-Registered Trademark- agricultural micro-irrigation products. Certain residential/commercial irrigation products rebounded well during fiscal 1998, which also contributed to the strong sales increase. International net sales increased from fiscal 1997 due to strong worldwide agricultural irrigation and golf irrigation sales, except for the Asian market.

FISCAL 1997 COMPARED WITH FISCAL 1996
In December 1996, the company acquired James Hardie Irrigation Group (Hardie) from James Hardie Industries Limited of Australia (JHI Limited). Hardie was a worldwide leader in production of irrigation systems for the residential and commercial landscape markets, and the agricultural irrigation market. Comparisons of fiscal 1997 to fiscal 1996 were significantly impacted by the acquisition.

     Worldwide net sales were $1,051.2 million in fiscal 1997 compared to $930.9 million in fiscal 1996, an increase of 12.9 percent. The following is a discussion of sales by product lines:

CONSUMER - Net sales of worldwide consumer products were $458.1 million in fiscal 1997 compared to $461.0 million in fiscal 1996, a decrease of 0.6 percent. Although retail demand for Toro-Registered Trademark- and Lawn-Boy-Registered Trademark- walk power mowers increased slightly, sales to dealers and distributors declined as their levels of field inventories were managed down and they shifted their buying patterns to more closely reflect retail demand. Sales of leaf blowers, Lawn-Boy-Registered Trademark- walk power mowers, and electric trimmers to hardware, home center, and mass retailers were very strong, partially offsetting the reduction in dealer and distributor sales. This reflects a shift in consumer buying patterns from brand specific purchases at dealer outlets to price and value conscious purchases at hardware, home center, and mass retailers. Sales of do-it-yourself irrigation did well in fiscal 1997. Consumer international sales also increased primarily due to product penetration in newer markets such as Eastern Europe.

COMMERCIAL - Net sales of worldwide commercial products were $344.6 million in fiscal 1997 compared to $322.0 million in fiscal 1996, an increase of 7.0 percent. The increase in sales reflected the growth in the golf market as well as the landscape contractor market. This was partially offset by reduced sales for recycling equipment and commercial parts. Although competitors in the commercial market aggressively pursued market share, the company believes it is maintaining its leadership position. International sales were up 2.2 percent although the strong U.S. dollar dampened growth in foreign golf projects, especially in emerging markets.

IRRIGATION - Net sales of worldwide irrigation products in fiscal 1997 were $248.5 million compared to $147.9 million in fiscal 1996, an increase of 68.0 percent. This increase was almost entirely attributable to the acquisition of Hardie. Strong golf irrigation sales for the year were offset by sluggish sales of residential/commercial irrigation products. International irrigation sales were up 167.4 percent mainly due to the acquisition of Hardie. International sales, without the incremental revenue from Hardie, were flat due principally to the weakening of foreign currencies against the U.S. dollar. Many new golf projects were postponed or cancelled as a result of weakened foreign economies.

GROSS PROFIT
--------------------------------------------------------------------------------

FISCAL 1998 COMPARED WITH FISCAL 1997
Gross profit was $384.3 million in fiscal 1998 compared to $388.0 million in fiscal 1997, a decrease of 1.0 percent. As a percentage of net sales, gross profit was 34.6 percent in fiscal 1998 compared to 36.9 percent in fiscal 1997. The decline was primarily due to manufacturing cost overruns related to the poor execution of the production transfer from Mound, Minnesota to El Paso, Texas, reduced sales of higher gross margin snowthrowers, and lower pricing of Toro-Registered Trademark- brand walk power mowers due to competitive pressures. For fiscal 1999, the company is focusing on cost containment and supply chain management to partially offset the effects of competitive pressures on gross profit margins.

FISCAL 1997 COMPARED WITH FISCAL 1996
Gross profit was $388.0 million in fiscal 1997 compared to $341.7 million in fiscal 1996, an increase of 13.6 percent. As a percentage of net sales, gross profit was 36.9 percent in fiscal 1997 compared to 36.7 percent in fiscal 1996. The increase was due primarily to improved production efficiencies, partially offset by the addition of Hardie products which carry somewhat lower gross margins.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE (SG&A)
--------------------------------------------------------------------------------

FISCAL 1998 COMPARED WITH FISCAL 1997
SG&A expenses were $345.6 million in fiscal 1998 compared to $313.1 million in fiscal 1997, an increase of 10.4 percent. As a percentage of net sales, SG&A increased to 31.1 percent from 29.8 percent in fiscal 1997. The additions of Exmark and Drip In contributed $17.8 million of incremental SG&A expense during fiscal 1998. Without Exmark and Drip In, SG&A increased 2.1 percent as a percentage of net sales due to higher costs of administrative expenses related to information services and higher warranty expense. The warranty expense increase was attributable to a change in the product mix. Sales of products with overall higher warranty occurrence rates increased as compared to the prior year. Special warranty reserves for product modifications also contributed to the increase in fiscal 1998.

FISCAL 1997 COMPARED WITH FISCAL 1996
SG&A expenses were $313.1 million in fiscal 1997 compared to $278.3 million in fiscal 1996, an increase of 12.5 percent. As a percentage of net sales, SG&A decreased slightly from fiscal 1996. Hardie accounted for $34.8 million of the increase. Increases in sales and marketing, warranty, and research and development expenses were completely offset by lower administrative expense, after the impact of Hardie, due to cost containment efforts initiated in the second half of fiscal 1997. SG&A expense for distributor/dealer financing costs were slightly below fiscal 1996.

RESTRUCTURING AND OTHER UNUSUAL EXPENSE
--------------------------------------------------------------------------------

FISCAL 1998 COMPARED WITH FISCAL 1997
Restructuring and other unusual expense was $15.0 million in fiscal 1998 compared to $2.6 million in fiscal 1997. The restructuring charge in fiscal 1998 consisted of $4.3 million for severance and asset write-down related to the closure of two manufacturing facilities, and $1.4 million for other severance costs. Other unusual expense consisted of $5.3 million representing an impairment loss on the expected sale of the recycling equipment business and portions of the professional fertilizer business, and $4.0 million for special consumer marketing programs. These programs consist of rebates and co-op advertising credits designed to reduce certain consumer field inventories to historically low levels by providing incentives to increase retail sales in preparation for potential changes in warehousing and transportation in fiscal 1999.

FISCAL 1997 COMPARED WITH FISCAL 1996
The $2.6 million restructuring and other unusual expense in fiscal 1997 related to the closing of a manufacturing facility in Mound, Minnesota and relocation of those operations to other company facilities throughout the U.S. The closure of the manufacturing facilities is part of a long-term corporate strategy to reduce costs.

INTEREST EXPENSE
--------------------------------------------------------------------------------

FISCAL 1998 COMPARED WITH FISCAL 1997
Interest expense was $25.4 million in fiscal 1998 compared to $19.9 million in fiscal 1997, an increase of $5.5 million. Higher average working capital levels, as a result of higher inventory, and incremental cash and debt required for the acquisitions of Exmark and Drip In, contributed to the increase in interest expense.

FISCAL 1997 COMPARED WITH FISCAL 1996
Interest expense was $19.9 million in fiscal 1997 compared to $13.5 million in fiscal 1996, an increase of $6.4 million. The Hardie acquisition debt accounted for approximately $7.1 million of interest expense. This was offset by reductions in previously outstanding debt and related interest expense as cash generated by operations was used to pay off debt. In addition, the company redeemed higher rate debt by replacing 11% Debentures with lower rate debt ranging from 7.125 percent to 7.80 percent during fiscal 1997.

OTHER INCOME, NET
--------------------------------------------------------------------------------

FISCAL 1998 COMPARED WITH FISCAL 1997
Other income, net, was $8.5 million in fiscal 1998 compared to $7.9 million in fiscal 1997. The increase was mainly attributed to a favorable settlement of a trade secret lawsuit.

FISCAL 1997 COMPARED WITH FISCAL 1996
Other income, net, totaled $7.9 million in fiscal 1997 compared to $10.3 million in fiscal 1996. The reduction was primarily attributable to a favorable patent infringement lawsuit settlement in fiscal 1996.

PROVISION FOR TAXES
--------------------------------------------------------------------------------

FISCAL 1998 COMPARED WITH FISCAL 1997
The effective tax rate for fiscal 1998 and fiscal 1997 was 39.5 percent. The company has determined that it is not necessary to establish a valuation reserve for deferred income tax benefit because it believes that the net deferred income tax asset of $42.8 million will be principally realized through carrybacks to taxable income in prior years, future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.

FISCAL 1997 COMPARED WITH FISCAL 1996
The effective tax rate for fiscal 1997 and fiscal 1996 was 39.5 percent.

NET EARNINGS
--------------------------------------------------------------------------------

FISCAL 1998 COMPARED WITH FISCAL 1997
Net earnings were $4.1 million compared to $34.8 million in fiscal 1997 after the effect of an extraordinary loss of $1.7 million on the early retirement of debt in fiscal 1997. Dilutive earnings per share were $0.31 in fiscal 1998 compared to $2.80 after the extraordinary loss of $0.13 in fiscal 1997. Earnings were down sharply from fiscal 1997 due to the significant decrease in consumer sales, restructuring and other unusual expense of $15.0 million, and lower operating margins due to manufacturing inefficiencies experienced in the transition to the El Paso, Texas, facility as described previously.

FISCAL 1997 COMPARED WITH FISCAL 1996
Net earnings were $34.8 million after the effect of an extraordinary loss of $1.7 million due to the early retirement of debt in fiscal 1997 compared to $36.4 million in fiscal 1996. Net earnings before the extraordinary loss were $36.5 million, a slight increase from fiscal 1996 net earnings. Dilutive earnings per share before the effect of the extraordinary loss in fiscal 1997 were $2.93, up slightly from $2.90 of dilutive earnings per share in fiscal 1996.

     Although Hardie contributed most of the sales increase in fiscal 1997, Hardie resulted in a loss of $0.08 per dilutive share. Beginning in fiscal 1998, Hardier operations were integrated into the company's irrigation business.


FINANCIAL POSITION

WORKING CAPITAL
--------------------------------------------------------------------------------

Working capital at October 31, 1998 was $221.2 million compared to $234.2 million at October 31, 1997, a decrease of 5.5 percent. The current ratio for fiscal 1998 was 1.86 compared to 1.98 in fiscal 1997. Working capital as a percent of sales was 19.9 percent in fiscal 1998 and 22.3 percent in fiscal 1997.

     The decrease in working capital was due primarily to lower levels of accounts receivable, and higher accounts payable and accrued liability balances, offset by higher levels of inventory. The decrease in accounts receivable was mainly attributable to the lower levels of consumer sales. The increase in inventory and accounts payable was due to the acquisitions of Exmark and

Drip In, along with increased inventory balances for new products introduced in fiscal 1998 in the landscape contractor business. The increase in accrued liabilities was due to increased accruals for warranty, and restructuring and other unusual expense.

LONG TERM ASSETS
--------------------------------------------------------------------------------

Long-term assets at October 31, 1998 were $244.6 million compared to $189.6 million at October 31, 1997, an increase of $55.0 million. Net property, plant, and equipment increased $10.3 million due primarily to the acquisition of Exmark and Drip In assets. Goodwill and other assets increased $42.1 million over fiscal 1997 mainly as a result of the goodwill representing the excess purchase price of Exmark and Drip In over the fair value of the net assets acquired.

CAPITAL STRUCTURE
--------------------------------------------------------------------------------

Long-term debt at October 31, 1998 was $197.4 million compared to $178.0 million at October 31, 1997, an increase of $19.4 million. The increase in long-term debt was a result of the issuance of additional debt and debt assumed in connection with the acquisitions of Exmark and Drip In. The total debt to capital ratio was 46.4 percent in fiscal 1998 compared to 47.6 percent in fiscal 1997. The decrease in debt to capital ratio was due to the reduction of working capital as compared to fiscal 1997 as well as the increase in equity due to stock issued for the Exmark acquisition.

     Total capitalization at October 31, 1998 consisted of $197.4 million of long-term debt, $31.0 million of short-term borrowings, and $263.4 million of stockholders' equity.

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

CASH FLOW - Cash provided by operating activities decreased by $14.8 million from fiscal 1997 due primarily to the decrease in net earnings. The increase in inventory also contributed to the decline. However, lower levels of accounts receivable and increased levels of accounts payable and accrued expenses provided cash from operating activities.

     Cash used in investing activities decreased significantly in fiscal 1998 from fiscal 1997 as the purchase price net of cash acquired for Hardie in fiscal 1997 of $118.0 million exceeded the net cash purchase price for Exmark and Drip In, which was $17.2 million. In addition, property, plant, and equipment expenditures were down comparatively because a majority of the corporate facility expansion expenditures were incurred in fiscal 1997.

     Cash provided by financing activities decreased primarily due to lower borrowing needs in fiscal 1998 as compared to fiscal 1997 when debt was used to finance the Hardie acquisition in fiscal 1997.

     Management believes that the combination of funds available through its existing financing arrangements, coupled with forecasted cash flows, will provide the necessary capital resources for the company's anticipated working capital, capital additions, acquisitions, and potential stock repurchases.

CREDIT LINES AND OTHER CAPITAL RESOURCES - The company's seasonal U.S. working capital requirements are funded with $237.0 million of committed and uncommitted unsecured bank credit lines. The company also has bankers' acceptance agreements under which an additional $40.0 million of credit lines are available. Average borrowings under these lines were $143.2 million in fiscal 1998 and $149.6 million in fiscal 1997. The decrease in the average borrowings was mainly the result of higher levels of average short-term borrowings in fiscal 1997 due to the acquisition of Hardie in December 1996, which was financed with short-term debt until June 1997. In addition, in fiscal 1998, the company's non-U.S. operations maintained unsecured short-term lines of credit of $6.9 million. At October 31, 1998, the company had $252.9 million of unutilized availability under these credit lines.

     The company's business is seasonal, with accounts receivable balances historically increasing between January and April as a result of extended payment terms made available to the company's customers, and decreasing between May and August when payments become due. The company's peak borrowing usually occurs between February and May. The seasonal working capital requirements are financed primarily with short-term financing arrangements described above.

ACQUISITION FINANCING - The acquisitions of Exmark and Drip In were financed through the issuance of shares of the company's common stock, issuance of long-term debt to sellers, and short-term borrowings under the company's current facilities. See Acquisitions and Strategic Alliances included in this MD&A, and Business Acquisitions and Divestitures Footnote 2 in the Notes to the Consolidated Financial Statements.

INFLATION
--------------------------------------------------------------------------------

The company is subject to the effects of changing prices. However, the company is not currently experiencing any material effects of rising costs. The company attempts to deal with inflationary pressures through a combination of internal cost reduction efforts and selected increases in selling prices of certain products.

ACQUISITIONS AND STRATEGIC ALLIANCES
--------------------------------------------------------------------------------

In February 1998, the company completed the acquisition of Drip In. Drip In is a manufacturer of agricultural micro-irrigation products headquartered in Madera, California, which employs approximately 60 people.

     In November 1997, the company acquired Exmark, a leading manufacturer of equipment for the professional landscape contractor industry. Exmark is headquartered in Beatrice, Nebraska and produces mid-sized walk power mowers and zero-turning radius riding mowers for professional contractors. Exmark employs approximately 280 people in a 164,000 square foot facility.

     In September 1997, the company announced that it had acquired the manufacturing, sales, and distribution rights to

Dingo-Registered Trademark- under which the company manufactures and sells Dingo-Registered Trademark- landscape products under the Toro-Registered Trademark- Sitework-TM- Systems brand name for the U.S. markets.

     In December 1996, the company acquired Hardie from JHI Limited for $118.0 million in cash. The price was subsequently reduced by approximately $10 million based on estimated equity used as the closing date purchase price. In addition, the company entered into an arbitration process related to valuation and accounting issues used in determining the purchase price of Hardie. This process was completed on April 20, 1998 and resulted in an additional $1.8 million reduction of the purchase price.

YEAR 2000 ISSUE
--------------------------------------------------------------------------------

During fiscal 1998, Toro continued its company-wide program to prepare the company's computer systems for year 2000 compliance. The year 2000 issue relates to computer systems that use the last two digits rather than all four to define a year and whether such systems will properly and accurately process information when the year changes to 2000. Incomplete or untimely resolution of year 2000 issues by the company, by its important suppliers and customers, by public utility providers, or by governmental entities could have a material adverse impact on the company's business, operations, or financial condition.

STATE OF READINESS - The company is nearing completion of its project to replace core-business information systems with an Enterprise Resource Planning (ERP) software package, which the company has been informed is year 2000 compliant. The package includes software to support the company's facilities and business units with the exception of two domestic subsidiaries and the company's European facilities, which are believed to be year 2000 compliant. The ERP is expected to be in place by mid-1999.

     Toro has assessed its products and believes them to be year 2000 compliant with the exception of six irrigation control systems. After testing is completed, Toro will distribute year 2000 remediations by mid-1999.

     Toro's year 2000 issues list, based on the company's initial assessment, has over three hundred software and hardware items, the majority of which are single-user, departmental or plant systems. The company continues to request year 2000 compliance information from its software and hardware vendors and is in the process of prioritizing business-critical systems that require testing. The company also plans to test its ERP, payroll, and Product Data Management
(PDM) systems, even though the vendors claim the systems are year 2000 compliant.

     Communications have been sent to Toro's customers (dealers and distributors) informing them of the company's efforts and asking them to ensure that their business operations will not be adversely impacted by year 2000 issues. Surveys have also been sent to the company's suppliers requesting information on their year 2000 efforts. The company has also been communicating with certain home centers and mass retailers about their readiness for the year 2000.

COSTS - Year 2000 costs through October 31, 1998 were approximately $1.3 million and have been expensed as incurred. These costs include contractor support and ERP implementation for the company's recently-acquired businesses. Costs remaining that have been identified are estimated to be less than $2.0 million, which include expenses for contract support, telephone system upgrades, software modifications for irrigation systems, and business unit system upgrades. The estimated cost of year 2000 modifications is less than 10 percent of the company's information system budget. No significant information system projects have been deferred to accommodate the year 2000 issues.

RISKS - The company is currently undergoing the testing of its core-business operating and financial systems and as such, the company remains uncertain of the risks the year 2000 will have on its business operations. Another area of risk appears to be whether the company's business partners, including dealers, distributors, home center and mass retailers, banks, and suppliers will be compliant with the year 2000. The scope of Toro's year 2000 project does not include ensuring public utility and governmental agency's readiness for the year 2000. Toro has little to no control over these institutions, thereby introducing some level of risk in the company's ability to continue normal operations through the turn of the century.

     Testing remains to be performed to validate assumptions, which is planned to continue through mid-1999. The company believes this timetable should allow enough time to fix or replace any business-critical problems discovered during the testing phase.

CONTINGENCY PLANS - The company's contingency plans will evolve as the testing phase of the business-critical systems and technologies is completed. The company is in the stage of defining a Business Resumption Plan, which will include documented manual processes for critical business functions that could be invoked for any type of business interruption, including any year 2000 issues.

     The company is also planning on performing complete, system-wide backups on December 30 and 31, 1999 and is also discussing the possibility of shutting down all systems so they are not actually running at the turn of the century. Key information system personnel will also be on-site and on-call for the month of January 2000 to deal with any problems that may occur.

     With respect to non-compliant irrigation systems that have been identified, the company intends to develop software modifications to correct the year 2000 problem and complete testing by mid-1999. The worst case scenario to make the irrigation systems year 2000 compliant would be to replace the Toro manufactured hardware and software systems, at a cost of approximately $2.0 million. However, the company believes a simple software modification or a minor upgrade will make the units compliant.

CURRENCY RISK MANAGEMENT
--------------------------------------------------------------------------------

The company is exposed to foreign currency exchange risk arising from transactions that are entered into during the normal course of business. To mitigate the risk from foreign currency exchange rate fluctuations, the company will generally enter into forward currency exchange contracts for the purchase or sale of a currency. Decisions on whether to use forward currency exchange contracts to hedge transactions exposed to foreign exchange rate changes are made based on the amount of those exposures, by currency, and an assessment of the near-term market value for each currency. These instruments used as hedges are managed to reduce the risk associated with the exposure being hedged and are designated as a hedge at the inception of the contract. Accordingly, changes in market values of these hedge instruments are highly correlated with changes in market values of underlying hedged items both at inception of the hedge and over the life of the hedge contract. Gains and losses on foreign currency contracts are recorded to the Consolidated Statements of Earnings. See Financial Instruments Footnote 14 in the Notes to the Consolidated Financial Statements for more detail.

EURO CURRENCY
--------------------------------------------------------------------------------

Beginning in January 1999, the European Monetary Union (EMU) will enter into a three-year transition phase during which a common currency called the euro will be introduced in participating countries. Initially, this new currency will be used for financial transactions, and progressively, it will replace the old national currencies that will be withdrawn by July 2002. The transition to the euro currency will involve changing budgetary, accounting, and fiscal systems in companies and public administrations, as well as simultaneous handling of parallel currencies and conversion of legacy data. Uncertainty exists as to the effects the conversion to euro currency will have on the marketplace. One of the largest unknowns for the company is the potential equalization of prices to customers among countries and the resulting competitive impact on our distributor partner sales and Toro sales, and market support given to its distribution partners in those countries. The euro will make price differences on goods in the various countries transparent to the consumer and make comparisons much easier. The company at this time cannot estimate the effects of the above items on its operations, cash flows, or financial conditions in future periods.

     The company continued its program to evaluate whether the company's computer systems and programs will experience operational problems when the euro is fully implemented. The company's European subsidiaries' financial systems have completed initial testing and no problems were discovered for their ability to function using the euro. These subsidiaries began disclosing the euro value on each customer's invoice in January 1999. The company plans to continue testing its computer systems in fiscal 1999 for additional euro functionality. The risk is thought to be minimal as billing and banking functions are already being performed in multiple currencies within these entities. Further, the company is monitoring the rules and regulations as they become known in order to make any changes to its computer programs that are deemed necessary to comply. Although the company believes that it will be able to accommodate any required euro currency changes in its computer programs, there can be no assurance that once the final rules and regulations are completed that the company's computer programs will contain all of the necessary changes or meet all of the euro currency requirements. Based on its evaluation to date, management currently believes that, while the company will incur internal and external costs to adjust to the euro, such costs are not expected to have a material impact on operations, cash flows or the financial condition of the company and its subsidiaries, taken as a whole, in future periods.

MARKET CONDITIONS AND OUTLOOK
--------------------------------------------------------------------------------

Toro expects overall demand for its products to be good in fiscal 1999. New products, new markets, and acquisitions over the past two years have helped Toro maintain its leadership across many professional markets. Management believes Toro is well positioned in the marketplace.

     The professional markets in which Toro operates are generally healthy and are expected to grow. The golf course industry continues to expand with new course openings scheduled in the U.S. and abroad, except for Asia. Toro continues to be the provider of choice for premium golf venues, such as the 1999 U.S. Open at Pinehurst, North Carolina, the 1999 Ryder Cup at The Country Club in Brookline, Massachusetts, and the 2000 British Open at Old St. Andrews in Scotland. Toro has also been named an official equipment and irrigation provider for The First Tee, a project aimed at expanding opportunities for youth in the game of golf. The sports market is also growing, driven by gender equity at the collegiate and high school level, and a demand for better quality and safer turf fields. Toro is expanding its popular Workman-Registered Trademark- vehicle into the industrial sector, which is expected to become another market niche for this product.

     The landscaping industry is one of the fastest growing professional markets, fueled by demographic and environmental trends. Professional and residential customers continue to desire beautiful and eco-balanced landscapes, and increasingly they demand contractor services to provide it. Toro is well positioned in this market with equipment and irrigation products. Toro's dual branding strategy of Exmark-Registered Trademark- and Toro-Registered Trademark-, widely believed to be the top two premium brands in this market based on size, number, quality of products, and distribution channels, provides a strong market share. Toro's multi-branded irrigation strategy of Toro-Registered Trademark-, Irritrol-Registered Trademark-, and Lawn Genie-Registered Trademark-, likewise gives Toro a preeminent position, with diversity in product lines and distribution, for a balanced approach to the market.

     The agricultural irrigation market has many opportunities for Toro as the need grows for more arable land to feed the world's expanding population. Although new to the company, Toro Agricultural Irrigation, and its recent acquisition, Drip In, have operated in this industry for many years and bring a growth business that is positioned to diversify Toro's overall professional irrigation business.

     Toro's consumer business struggled in fiscal 1998, but the profit improvement plan has reduced costs and increased the likelihood for profitability for the consumer business in fiscal 1999. An expanded distribution strategy, providing certain Toro-Registered Trademark- brand lawn mowers to 1,600 select home centers in fiscal 1999, is expected to provide added sales momentum for the Toro-Registered Trademark- brand. Demand for Lawn-Boy's-Registered Trademark- new DuraForce-TM- low-emission engine lawn mowers, was strong in fiscal 1998, and is expected to continue into fiscal 1999. Expanded distribution of Toro-Registered Trademark- electric products is expected to add incremental sales to that product line. Another environmentally sensitive product, a quieter version of Toro's powerful electric leaf blower vacuum, was introduced in late fiscal 1998 and is expected to have a positive market impact in fiscal 1999. Manufacturing improvements at Toro's El Paso, Texas, plant are expected to provide better margins than experienced in fiscal 1998. Toro's snowthrower business is expected to be modest in fiscal 1999. Toro has planned conservatively for its snowthrower business and will be utilizing a promotional program that ties price discounts to snowfall levels. This promotional program is substantially insured with a third party.

     The international sector remains unpredictable entering the new year. Sales to the Asian market will likely be down, but Asia accounted for less than 2 percent of overall revenues in fiscal 1998 and the expected decline is not expected to have a material impact on the company's operations. The Latin American market is also expected to be soft in fiscal 1999, but also accounts for a small part of overall sales. The European, Canadian, and Australian markets expect good performance in fiscal 1999, which should partially offset struggling Asian and Latin American markets.

     Overall, Toro is expecting a good year in fiscal 1999, while keeping a cautionary eye on the weather, competition, and the world economic scene.

FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

This annual report contains not only historical information, but also forward-looking statements regarding expectations for future company performance. Statements that are not historical are forward-looking. When used by or on behalf of the company, the words "expect", "anticipate", "believe", "intend", and similar expressions generally identify forward-looking statements.

     Forward-looking statements involve risks and uncertainties. These uncertainties include factors that affect all businesses operating in a global market, as well as matters specific to the company and the markets it serves. Particular risks and uncertainties facing the company at the present include political and economic uncertainty throughout the world; whether the announced profit improvement plan will be successful; increased competition in the company's businesses from competitors that have greater financial resources; the cost of closing certain plants and selling certain business units; the success of new marketing programs; continued deterioration in the company's markets in Asia and softening in other international markets; the strong dollar which increases the cost of the company's products in foreign markets resulting in cancellation of planned projects and limiting the company's ability to increase prices; competitive implications and price transparencies related to the euro conversion; changing buying patterns affecting the company's consumer business, including but not limited to a trend away from purchases at dealer outlets to price and value conscious purchases at hardware, home center, and mass retailers; changes in distributor ownership; the company's expansion into selected home center markets; the company's ability to integrate business acquisitions and to manage alliances successfully; the addition of outside providers for warehousing and transportation services; the company's ability to develop and manufacture new and existing products profitably; market acceptance of existing and new products; changes in distributors, dealers, home center or mass retailers' purchasing practices; the company's ability to rationalize its product lines and plant configurations; the ability to eliminate cost overruns affecting selected consumer and irrigation products at the El Paso, Texas facility; the company's ability to maintain good relations with its union employees; and the ability to retain and hire quality employees.

     In addition, the company is subject to risks and uncertainties facing its industry in general, including changes in business and political conditions, and the economy in general in both foreign and domestic markets; weather conditions affecting demand, including warm winters and wet spring and summer weather; slower growth in the company's markets; financial market changes including increases in interest rates and fluctuations in foreign exchange rates; unanticipated problems or costs associated with the transition of European currencies to the common euro currency; a slowing in housing starts or new golf course starts; inability to raise prices of products due to market conditions; changes in market demographics; actions of competitors; unanticipated problems or costs associated with accommodation of the year 2000 in computer applications or products; the inability of the company's suppliers, customers, creditors, government agencies, public utility providers, and financial service organizations to implement computer applications accommodating the year 2000; seasonal factors in the company's industry; unforeseen litigation; government action, including budget levels, regulation and legislation, primarily legislation relating to the environment, commerce, infrastructure spending, health, and safety; and availability of materials.

     The company wishes to caution readers not to place undo reliance on any forward-looking statement and to recognize that the statements are not predictions of actual future results. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning the company and its businesses, including factors that potentially could materially affect the company's financial results, is included in the company's filings with the Securities and Exchange Commission.

SELECTED FINANCIAL DATA   The Toro Company

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                                                    3 Months
(Dollars and shares in                              Years Ended                        Ended             Years Ended
thousands, except per share   --------------------------------------------------------------------------------------------
data, number of employees and      October 31       October 31     October 31     October 31        July 31        July 31
stockholders)                            1998 (1)         1997 (2)       1996           1995           1995           1994
--------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Net sales                          $1,110,434       $1,051,204       $930,909       $192,278       $932,853       $794,341
Net sales growth from
    prior year(5)                         5.6%            12.9%          (0.2)%            -           17.4%          16.1%
Gross profit percentage                  34.6%            36.9%          36.7%          37.3%          35.9%          36.2%
Earnings from operations(3)        $   23,716       $   72,347       $ 63,439       $  6,655       $ 64,821       $ 42,582
Interest expense                       25,428           19,900         13,590          2,532         11,902         13,562
Net earnings, before
    extraordinary loss                  4,090           36,508         36,409          3,997         36,667         22,230
Percentage of net sales                   0.4%             3.5%           3.9%           2.1%           3.9%           2.8%
Net earnings(4)                    $    4,090       $   34,845       $ 36,409       $  3,997       $ 36,667       $ 22,230
Basic earnings per share                 0.32             2.88           3.00           0.33           2.92           1.78
Dilutive earnings per share(4)           0.31             2.80           2.90           0.32           2.81           1.71
Return on average common
    stockholders' equity                  1.6%            15.3%          18.0%           2.1%          20.7%          14.2%

SUMMARY OF FINANCIAL POSITION:
Current assets                     $  479,437       $  472,044       $405,001       $386,259       $381,610       $364,495
Current liabilities                   258,210          237,833        207,857        221,173        212,659        188,712
Working capital                       221,227          234,211        197,144        165,086        168,951        175,783
Total assets                          723,991          661,634        496,877        472,653        468,315        443,639
Long-term debt                        197,424          178,015         53,365         68,699         81,025        101,325
Stockholders' equity                  263,399          241,163        213,567        190,892        185,471        168,652
Debt to capitalization ratio             46.4%            47.6%          30.7%          36.6%          35.8%          37.5%

OTHER STATISTICAL DATA:
Capital expenditures               $   33,893       $   37,023      $  21,389       $  3,302       $ 28,162       $ 18,173
Depreciation and amortization
    expense                            38,240           30,878         18,170          3,590         17,240         18,839
Book value per common share             20.63            19.79          17.75          15.69          15.40          13.43
Dividends per common share                .48              .48            .48            .12            .48            .48
Number of common shares
    outstanding                        12,770           12,189         12,032         12,168         12,040         12,561
Number of common stockholders           6,364            6,560          6,841          7,243          7,347          7,541
Market price range-
    High                           $       46 5/16  $       43 3/4  $      36 1/4   $     32 1/4   $     30 3/8   $     30 1/2
    Low                                    16 1/2           31 1/2         28 3/8         28 1/8         21 5/8         19 3/4
Average number of employees             4,695            4,309          3,610          3,638          3,626          3,434
--------------------------------------------------------------------------------------------------------------------------



(1) The company's consolidated financial statements include results of operations of Exmark from November 1, 1997 and Drip In from February 1, 1998, the dates of acquisition.

(2) The company's consolidated financial statements include results of operations of the James Hardie Irrigation Group from December 1, 1996, the date of acquisition.

(3) 1998 and 1997 earnings from operations includes restructuring and other unusual expense of $15.0 million and $2.6 million, respectively.

(4) 1997 net earnings and earnings per share data includes the extraordinary loss on early retirement of debt of $1,663,000, or $0.13 per dilutive share.

(5) Sales growth from prior year for October 31, 1996 was compared to the year ended July 31, 1995.

REPORT OF MANAGEMENT   The Toro Company

The Stockholders and Board of Directors
The Toro Company:

Management is responsible for the integrity and objectivity of the financial information included in this report. The financial statements have been prepared in accordance with generally accepted accounting principles. Where necessary, the financial statements reflect estimates based on management judgement.

     Established accounting procedures and related systems of internal control provide reasonable assurance that assets are safeguarded, transactions are appropriately authorized and included in the financial records in all material aspects, and that policies and procedures are implemented by qualified personnel. This system of financial controls and procedures is reviewed, modified, and improved as changes occur in business conditions and operations, and as a result of suggestions from independent auditors.

     Our independent auditors, KPMG Peat Marwick LLP, in their audit of The Toro Company's consolidated financial statements, considered the internal control structure of the company to gain a basic understanding of the accounting system in order to design an effective and efficient audit approach, not for the purpose of providing assurance on the system of internal control.

     The Audit Committee, comprised of members of the Board of Directors who are not employees of the company, meets periodically with the independent auditors and management of the company to monitor the functioning of the accounting control systems and discuss auditing and financial reporting matters. The Audit Committee recommends the selection of the independent auditors, who are then appointed by the board of directors, subject to ratification by the shareholders.

     The independent auditors conduct an independent audit of the consolidated financial statements.

/s/ Kendrick B. Melrose
------------------------
Kendrick B. Melrose
Chairman of the Board and Chief Executive Officer

/s/ Stephen P. Wolfe
------------------------
Stephen P. Wolfe
Vice President Finance, Treasurer and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
The Toro Company:

We have audited the accompanying consolidated balance sheets of The Toro Company and subsidiaries as of October 31, 1998 and 1997, and the related consolidated statements of earnings and cash flows for each of the three years in the period ended October 31, 1998. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Toro Company and subsidiaries as of October 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998 in conformity with generally accepted accounting principles.

                                                       KPMG Peat Marwick LLP
Minneapolis, Minnesota
December 11, 1998

CONSOLIDATED STATEMENTS OF EARNINGS   The Toro Company

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data) Years ended October 31            1998           1997           1996
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                            $1,110,434     $1,051,204       $930,909
Cost of sales                                                                           726,118        663,167        589,186
-----------------------------------------------------------------------------------------------------------------------------
   Gross profit                                                                         384,316        388,037        341,723
Selling, general, and administrative expense                                            345,558        313,090        278,284
Restructuring and other unusual expense                                                  15,042          2,600              -
-----------------------------------------------------------------------------------------------------------------------------
   Earnings from operations                                                              23,716         72,347         63,439
Interest expense                                                                        (25,428)       (19,900)       (13,590)
Other income, net                                                                         8,473          7,897         10,331
-----------------------------------------------------------------------------------------------------------------------------
   Earnings before income taxes and extraordinary loss                                    6,761         60,344         60,180
Provision for income taxes                                                                2,671         23,836         23,771
-----------------------------------------------------------------------------------------------------------------------------
   Net earnings before extraordinary loss                                                 4,090        36,508          36,409
Extraordinary loss, net of income tax benefit of $1,087                                       -         1,663               -
-----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                         $    4,090     $   34,845       $ 36,409
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Basic net earnings per share of common stock
   before extraordinary loss                                                         $     0.32     $     3.02       $   3.00
Extraordinary loss per share, net of income tax benefit                                       -           0.14              -
-----------------------------------------------------------------------------------------------------------------------------
Basic net earnings per share of common stock                                         $     0.32     $     2.88       $   3.00
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Weighted average number of common
   shares outstanding                                                                    12,794         12,095         12,141
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Dilutive net earnings per share of common stock
   before extraordinary loss                                                         $     0.31     $     2.93       $   2.90
Extraordinary loss per share, net of income tax benefit                                       -           0.13              -
-----------------------------------------------------------------------------------------------------------------------------
Dilutive net earnings per share of common stock                                      $     0.31     $     2.80       $   2.90
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Weighted average number of common and assumed
   conversion shares outstanding                                                         13,198         12,466         12,555
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


The financial statements should be read in conjunction with the Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS   The Toro Company

--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
(Dollars in thousands, except share amounts) October 31          1998            1997
--------------------------------------------------------------------------------------

ASSETS
   Cash and cash equivalents                                 $     90        $      8
   Receivables:
      Customers                                               246,504         255,318
      Other                                                     4,246          13,648
--------------------------------------------------------------------------------------
        Subtotal                                              250,750         268,966
        Less allowance for doubtful accounts                    9,324           9,832
--------------------------------------------------------------------------------------
        Total receivables                                     241,426         259,134
   Inventories, net                                           184,306         160,122
   Prepaid expenses and other current assets                   14,618          10,454
   Deferred income taxes                                       38,997          42,326
--------------------------------------------------------------------------------------
        Total current assets                                  479,437         472,044
--------------------------------------------------------------------------------------
Property, plant, and equipment:
   Land and land improvements                                  12,130           9,334
   Buildings and leasehold improvements                        85,392          67,627
   Equipment                                                  233,017         220,880
--------------------------------------------------------------------------------------
        Subtotal                                              330,539         297,841
        Less accumulated depreciation                         203,402         180,989
--------------------------------------------------------------------------------------
        Total property, plant and equipment                   127,137         116,852
--------------------------------------------------------------------------------------
Deferred income taxes                                           3,763           1,182
Goodwill and other assets                                     113,654          71,556
--------------------------------------------------------------------------------------
        Total assets                                         $723,991        $661,634
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
   Current portion of long-term debt                         $    580        $    365
   Short-term borrowings                                       31,000          41,000
   Accounts payable                                            65,273          58,397
   Accrued warranties                                          46,344          40,792
   Accrued marketing programs                                  28,946          22,691
   Accrued compensation and benefit costs                      36,344          32,552
   Other accrued liabilities                                   49,723          42,036
--------------------------------------------------------------------------------------
        Total current liabilities                             258,210         237,833
--------------------------------------------------------------------------------------
Long-term debt, less current portion                          196,844         177,650
Other long-term liabilities                                     5,538           4,988
Stockholders' equity:
   Stock, par value $1.00, authorized 35,000,000 shares;
     issued and outstanding 12,769,560 shares in 1998
     (net of 738,495 treasury shares) and 12,189,244
     shares in 1997 (net of 720,760 treasury shares)           12,770          12,189
   Additional paid-in capital                                  56,546          31,371
   Retained earnings                                          200,609         202,681
   Foreign currency translation adjustment                     (6,526)         (5,078)
--------------------------------------------------------------------------------------
        Total stockholders' equity                            263,399         241,163
--------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity           $723,991        $661,634
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

The financial statements should be read in conjunction with the Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS   The Toro Company

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
(Dollars in thousands) Years ended October 31                                    1998           1997           1996
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings                                                              $  4,090      $  34,845       $ 36,409
   Adjustments to reconcile net earnings to net
       cash provided by operating activities:
   Extraordinary loss on early extinguishment of debt                               -          1,663              -
   Provision for depreciation and amortization                                 38,240         30,878         18,170
   Loss (gain) on disposal of property, plant, and equipment                      789            573           (260)
   Change in deferred income taxes                                              1,229          2,053            784
   Tax benefits related to employee stock option transactions                     491          2,611          1,490
   Changes in operating assets and liabilities:
       Net receivables                                                         26,391         15,067        (40,821)
       Inventories                                                            (12,755)         1,353         15,574
       Prepaid expenses and other current assets                               (3,629)        (6,595)        (1,131)
       Accounts payable and accrued expenses                                   14,248          1,425          2,218
-------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                           69,094         83,873         32,433
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property, plant, and equipment                                (33,893)       (37,023)       (21,389)
   Proceeds from disposal of property, plant, and equipment                     3,956          1,163            543
   Increase in other assets                                                      (929)       (12,784)          (857)
   Acquisition of James Hardie Irrigation, net of cash acquired                     -       (118,030)             -
   Other acquisitions, net of cash acquired                                   (17,173)             -              -
-------------------------------------------------------------------------------------------------------------------
           Net cash used in investing activities                              (48,039)      (166,674)       (21,703)
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayments of short-term borrowing                                         (10,000)        (2,627)          (550)
   Proceeds from issuance of long-term debt                                         -        175,000              -
   Repayments of long-term debt                                                (3,808)       (50,350)       (15,334)
   Payments of debt issue costs and prepayment penalty                              -         (5,770)             -
   Decrease in other long-term liabilities                                        (50)             -              -
   Net payments for termination of interest rate swap agreements                    -        (23,650)             -
   Proceeds from interest rate swap agreement                                       -              -         12,742
   Proceeds from exercise of stock options                                      2,219          8,407          4,627
   Purchases of common stock                                                   (1,724)        (7,952)       (13,339)
   Dividends on common stock                                                   (6,162)        (5,794)        (5,834)
-------------------------------------------------------------------------------------------------------------------
           Net cash (used in) provided by financing activities                (19,525)        87,264        (17,688)
-------------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustment                                        (1,448)        (4,521)          (678)
-------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                               82            (58)        (7,636)
Cash and cash equivalents at beginning of the fiscal year                           8             66          7,702
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of the fiscal year                          $     90      $       8       $     66
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
   Cash paid during the fiscal year for:
       Interest                                                              $ 24,363      $  16,829       $ 15,335
       Income taxes                                                             3,345         25,459         20,447
   Stock issued in connection with an acquisition                              24,770              -              -
   Debt issued in connection with an acquisition                               15,761              -              -
-------------------------------------------------------------------------------------------------------------------



The financial statements should be read in conjunction with the Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   The Toro Company

1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED DATA
--------------------------------------------------------------------------------

BASIS OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of The Toro Company and all wholly owned and majority-owned domestic and foreign subsidiaries (the company). The company records its investment in each unconsolidated affiliated company (20 to 50 percent ownership) at its related equity in the net assets of such affiliate and other investments (less than 20 percent ownership) are recorded at cost. All material intercompany accounts and transactions have been eliminated from the consolidated financial statements.

CASH AND CASH EQUIVALENTS
The company considers all highly liquid investments purchased with a maturity of 3 months or less to be cash equivalents. At October 31, 1998 and 1997, the company had $12,951,000 and $4,598,000, respectively, included in trade payables that represented the reclassification of outstanding checks in excess of related bank balances.

INVENTORIES
The majority of all inventories are valued at the lower of cost or net realizable value with cost determined by the last-in, first-out (LIFO) method.

     Inventories at October 31 were as follows:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(Dollars in thousands)                                       1998         1997
--------------------------------------------------------------------------------
Raw materials and work in process                        $ 97,248     $ 85,020
Finished goods                                            128,747      117,699
--------------------------------------------------------------------------------
                                                          225,995      202,719
Less LIFO and other reserves                               41,689       42,597
--------------------------------------------------------------------------------
Total                                                    $184,306     $160,122
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROPERTY AND DEPRECIATION
Property, plant, and equipment are carried at cost. The company provides for depreciation of plant and equipment utilizing the straight-line method over the estimated useful lives of the assets. Buildings, including leasehold improvements, are generally depreciated over 10 to 45 years, and equipment over 3 to 7 years. Tooling costs are generally amortized over 3 to 5 years using the units of production method. Expenditures for major renewals and betterments, which substantially increase the useful lives of existing assets, are capitalized, and maintenance and repairs are charged to operating expenses as incurred. Software is expensed at the time of purchase. Interest is capitalized during the construction period for significant capital projects. During the years ended October 31, 1998 and 1997, the company capitalized $447,000 and $500,000 of interest, respectively.

GOODWILL AND OTHER ASSETS
Goodwill is amortized on a straight-line basis over periods ranging from 3 to 20 years. Goodwill totaled $91,433,000 and $53,667,000 at October 31, 1998 and 1997, respectively, net of accumulated amortization of $19,368,000 at October 31, 1998 and $13,744,000 at October 31, 1997.

IMPAIRMENT OF LONG-LIVED ASSETS
The company reviews long-lived assets, including identifiable intangibles and associated goodwill, for impairment when events or changes in circumstances warrant such a review. An asset is deemed impaired and written down to its fair value if expected associated undiscounted future cash flows are less than its carrying value.

ACCRUED WARRANTIES
The company provides an accrual for estimated future warranty costs based upon the historical relationship of warranty costs to sales by product line.

DERIVATIVES
Derivative financial instruments are used by the company to manage foreign exchange risks. These financial exposures are managed in accordance with the company's policies and procedures. The company does not hold or issue derivative financial instruments for trading purposes.

     Foreign exchange contracts are accounted for as hedges to the extent they are designated as, and are effective as, hedges of firm foreign currency commitments. Foreign currency exchange contract gains and losses are included in other income, net on the Consolidated Statements of Earnings.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS
The functional currency of the company's foreign operations is the applicable local currency. The functional currency is translated into U.S. dollars for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The translation adjustments are deferred as a separate component of stockholders' equity. Gains or losses resulting from transactions denominated in foreign currencies are included in other income, net.

STOCK-BASED COMPENSATION
SFAS No. 123, "Accounting for Stock-Based Compensation," requires companies to measure employee stock compensation plans based on the fair value method of accounting or to continue to apply APB No. 25, "Accounting for Stock Issued to Employees," and provide pro forma footnote disclosures under the fair value method in SFAS No. 123. The company continues to apply the principals of APB No. 25 and has provided pro forma fair value disclosures in
Note 9.

ACCOUNTING FOR REVENUES
Revenue is recognized at the time products are shipped to customers.

ADVERTISING
General advertising expenditures and the related production are expensed in the period in which costs are incurred or the first time advertising takes place. Cooperative advertising represents expenditures for advertising costs that the company reimburses customers for some or all of their advertising costs. These obligations are accrued and expensed when the related revenues are recognized in accordance with the program established for the various product lines. Advertising costs were $36,055,000, $35,220,000, and $32,247,000 for the fiscal years ended 1998, 1997, and 1996, respectively.

COST OF FINANCING DISTRIBUTOR/DEALER INVENTORY
As part of dealer agreements, the company enters into certain inventory repurchase agreements with third party financing companies. The company records sales when product is shipped to distributors, and the distributors then sell product to dealers. The company has only repurchased immaterial amounts of inventory from third party financing companies over the last three years. Any expected inventory that would need to be repurchased has been provided for in the allowance for doubtful accounts. The company was contingently liable to repurchase $20,272,000 at October 31, 1998 and $9,438,000 at October 31, 1997 of
inventory relating to receivables under dealer financing arrangements.

     Included in selling, general, and administrative expense are costs associated with programs in which the company shares the expense of financing distributor and dealer inventories. This charge represents interest for a pre-established length of time at a predefined rate from a contract with a third party financing source to finance dealer inventory purchases. These financing arrangements are used by the company as a marketing tool to enable customers to buy inventory. The financing costs for distributor and dealer inventories were $10,499,000, $10,192,000, and $10,252,000 for the fiscal years ended 1998, 1997, and 1996, respectively.

DISTRIBUTION
Included in selling, general, and administrative expense are costs associated with changes in the company's independent distribution channels. These costs were $510,000, $898,000, and $2,533,000 for the fiscal years ended 1998,
1997, and 1996, respectively. Those costs associated with business changes are accrued on the basis of historical experience, while costs related to specific changes to the company's independent distribution system are recorded when authorized.

INCOME TAXES
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The company has reflected the necessary deferred tax asset/liability in the accompanying balance sheets. Management believes the future tax deductions will be realized principally through carryback to taxable income in prior years, future reversals of existing taxable temporary differences, and to a lesser extent, future taxable income.

NET EARNINGS PER SHARE
In 1998, the company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and dilutive earnings per share. Basic earnings per share is calculated using net earnings available to common stockholders divided by the weighted average number of shares of common stock outstanding during the year. Dilutive earnings per share is similar to basic earnings per share except that the weighted average number of shares of common stock outstanding is increased to include the number of additional shares of common stock that would have been outstanding, such as stock to be issued upon exercise of options. The treasury stock method is used to calculate the number of dilutive shares, which reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the options assumed to be exercised. All prior year earnings per share have been restated in accordance with the provisions of SFAS 128. Adoption of SFAS 128 did not have a material effect on the companys historical disclosure of earnings per share.

     Reconciliations of basic and dilutive weighted average shares of common stock outstanding are as follows:

---------------------------------------------------------------------------
---------------------------------------------------------------------------
Years ended October 31                   1998           1997           1996
---------------------------------------------------------------------------
Weighted average number of
  common shares outstanding        12,794,128     12,095,475     12,140,689
Assumed conversion of stock
  options and contingently
  issuable shares                     403,548        371,007        414,026
---------------------------------------------------------------------------
Weighted average number of
  common shares and assumed
  conversion shares outstanding    13,197,676     12,466,482     12,554,715
---------------------------------------------------------------------------
---------------------------------------------------------------------------

ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.Actual results could differ from those estimates.

BASIS OF PRESENTATION
Certain amounts from prior years financial statements have been reclassified to conform with the current year presentation.

NEW ACCOUNTING PRONOUNCEMENTS
During fiscal 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and the Accounting Standards Executive Committee issued Statement of Position
(SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

     SFAS 133 establishes new standards for recognizing all derivatives as either assets or liabilities, and measuring those instruments at fair value. The company plans to adopt the new standard beginning with the first quarter of fiscal year 2000, as required. The company is in the process of evaluating SFAS 133 and the impact on the company.

     SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and does not require additional disclosures. The company plans to adopt the SOP in the beginning of fiscal year 2000, as required. Costs incurred prior to the initial application of the SOP will not be adjusted to conform with SOP 98-1. The adoption of SOP 98-1 is not expected to have a material impact on the company's consolidated financial statements.

     During fiscal 1997, the FASB issued SFAS No. 130, "Reporting
Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

     SFAS 130 establishes standards for reporting and displaying the components of comprehensive income and the accumulated balance of other comprehensive income within total stockholders' equity. The company is required to adopt SFAS 130 beginning in the fiscal year 1999, with reclassification of prior period information for comparative purposes. The adoption of SFAS 130 will require additional disclosures, but will not have a material impact on the company's consolidated financial statements.

     SFAS 131 requires disclosure of selected information about operating segments including segment income, revenues, and asset data, as well as descriptive information about how operating segments are determined and the products and services provided by the segments. The company will be required to adopt SFAS 131 beginning with its 1999 fiscal year-end annual report. The company is in the process of evaluating SFAS 131 and the impact on the companys current disclosures.

2    BUSINESS ACQUISITIONS AND DIVESTITURES
--------------------------------------------------------------------------------

On February 19, 1998, the company completed the acquisition of Drip In, which is a manufacturer of agricultural micro-irrigation products headquartered in Madera, California.

     On November 25, 1997 the company completed the acquisition of Exmark, a leading manufacturer of equipment for the professional landscape contractor industry. In exchange for all of the capital stock of Exmark, the company issued 598,051 shares of its common stock and paid approximately $5.5 million in cash. In addition, under the terms of the purchase agreement, the company will be required to make contingent payments to Exmark shareholders if Exmark's post-acquisition earnings and sales growth from November 1, 1997 through October 31, 1999 exceed minimum levels established in the purchase agreement. The maximum amount of these contingent payments is $28.0 million. Contingent payments will be paid with a combination of cash and the company's common stock. The company expects to issue approximately 512,000 shares of stock and pay approximately $1,800,000 of cash in January 1999 related to the fiscal 1998 contingent payment.

     Effective December 1, 1996 the company acquired Hardie from JHI Limited for an adjusted price of $106.9 million.

     The acquisitions described above were accounted for using the purchase accounting method and, accordingly, the purchase price was allocated based on the estimated fair values of assets acquired and liabilities assumed on the date of acquisition. The excess purchase price over the estimated fair value of net tangible assets acquired was recorded as goodwill, and is being amortized on a straight-line basis over a 20 year period.

     During the fourth quarter of fiscal 1998, Toro recognized a $1.8 million impairment loss related to the restructuring of its professional fertilizer business, including the expected sale of portions of this business.

     During the third quarter of fiscal 1998, Toro recognized a $3.5 million impairment loss related to the expected sale of its recycling equipment business. On September 23, 1998, Toro entered into an agreement to sell this business, which resulted in no additional loss.

3    SPECIAL CHARGES
--------------------------------------------------------------------------------

During fiscal 1998, the company committed itself to a profit improvement plan to make the company as a whole more competitive. The elements of this strategy include broad organizational initiatives for profit improvement, organizational changes in the consumer division, initiating a multi-year strategy for warehousing and transportation services with third party vendors, product line and business rationalizations, and reducing the number of manufacturing facilities. The company recorded a charge of $15,042,000 for restructuring and other unusual expenses. The restructuring charges of $5,770,000 consisted of $4,359,000 for the severance and asset write-down related to the closure of two manufacturing facilities and $1,411,000 for other severance costs. Other unusual expenses consisted of $5,321,000 for the impairment loss related to the expected sale of the recycling equipment business and portions of the professional fertilizer business, and $3,951,000 for special marketing programs. These programs consist of rebates and co-op advertising credits designed to reduce certain consumer field inventories to historically low levels by providing incentives to increase retail sales in preparation for potential changes in warehousing and transportation in fiscal 1999. Restructuring and other unusual expenses included approximately $8,600,000 of cash charges primarily related to severance and marketing programs, and approximately $6,400,000 of non-cash charges related to the write-down of assets.

     During fiscal 1997, the company recorded a restructuring charge of $2,600,000 for the severance and costs related to the closure of a manufacturing facility.

     At October 31, 1998, the company had $10,716,000 of restructuring and other unusual expense remaining in other accrued liabilities. The company expects the majority of these reserves to be utilized by the end of fiscal 1999.


4    OTHER INCOME, NET
--------------------------------------------------------------------------------

Other income (expense) is as follows:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(Dollars in thousands)                        1998           1997          1996
--------------------------------------------------------------------------------
Interest income                            $   853         $1,129      $    985
Gross finance
   charge revenue                            4,503          4,519         4,201
Royalties                                    1,815          1,870         2,582
Exchange rate losses                          (602)          (328)          (10)
Miscellaneous                                1,904            707         2,573
--------------------------------------------------------------------------------
   Total                                    $8,473         $7,897       $10,331
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

5  SHORT-TERM CAPITAL RESOURCES
--------------------------------------------------------------------------------

At October 31, 1998, the company had available committed and uncommitted unsecured lines of credit with domestic banks in the aggregate of $237,000,000. Most of these agreements require the company to pay a fee of 0.175 percent per year on the available lines of credit, which is included in interest expense. The company also has bankers' acceptance agreements under which an additional $40.0 million of credit lines are available. The company's non-U.S. operations maintain unsecured short-term lines of credit of $6,946,000. These facilities bear interest at various rates depending on the rates in their respective countries of operations.

     The company had $31,000,000 outstanding at October 31, 1998 and $41,000,000 outstanding at October 31, 1997 under these lines of credit. The weighted average interest rate on short-term borrowings outstanding at October 31, 1998 and 1997 was 5.64 percent and 5.95 percent, respectively.

     Under the terms of the short-term debt agreements, the company is subject to certain covenants. As of October 31, 1998, the company amended its U.S. unsecured credit lines with its banks. The debt interest coverage covenant was modified and the company is in compliance with all of its covenants at October 31, 1998.

6    LONG-TERM DEBT
--------------------------------------------------------------------------------

A summary of long-term debt is as follows:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(Dollars in thousands) October 31                            1998          1997
--------------------------------------------------------------------------------
Industrial Revenue Bond due June 1999-2004
  with various interest rates                            $  2,650      $  3,015
7.000% Notes, due February 17, 2003                        15,761             -
7.125% Notes, due June 15, 2007                            75,000        75,000
Industrial Revenue Bond due
  November 1, 2017 at 4.500%                                3,600             -
7.800% Debentures, due June 15, 2027                      100,000       100,000
Other                                                         413             -
--------------------------------------------------------------------------------
                                                          197,424       178,015
  Less current portion                                        580           365
--------------------------------------------------------------------------------
Long-term debt, less current portion                     $196,844      $177,650
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     In June 1997, the company issued $175.0 million of debt securities consisting of $75.0 million of 7.125 percent coupon 10-year Notes and $100.0 million of 7.80 percent coupon 30-year Debentures. The proceeds from the debt securities issued were used, in part, to repay short-term indebtedness, which was primarily related to the acquisition of Hardie, and to redeem on August 1, 1997 the company's $50.0 million principal amount of 11% Sinking Fund Debentures. The company paid a prepayment penalty of $2.8 million for the early retirement of the 11% Debentures. This penalty is reported in the consolidated statement of earnings as an extraordinary loss, net of the related income tax benefit.

     In connection with the issuance of the $175.0 million in long-term debt securities, the company paid $23.7 million to terminate three forward-starting interest rate swap agreements with notional amounts totaling $125.0 million. These swap agreements had been entered into to reduce exposure to interest rate risk prior to the issuance of the new long-term debt securities. At the inception of one of the swap agreements, the company had received payments,which were recorded as deferred income to be recognized as an adjustment to interest expense over the term of the new debt securities. At the date the swaps were terminated, this deferred income totaled $18.7 million. The excess termination fees over the deferred income recorded has been deferred and is being recognized as an adjustment to interest expense over the term of the new debt securities issued.

     Principal payments required on long-term debt in each of the next five years ending October 31 are as follows: 1999, $580,000; 2000, $540,000; 2001,
$461,000; 2002, $473,000; 2003, $16,265,000; and after 2003, $179,105,000.

7    INCOME TAXES
--------------------------------------------------------------------------------

A reconciliation of the statutory federal income tax rate to the company's consolidated effective tax rate is summarized as follows:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Years ended October 31                        1998           1997          1996
--------------------------------------------------------------------------------
Statutory federal income tax rate             35.0%          35.0%         35.0%
Increase (reduction) in income taxes
     resulting from:
       Benefits from foreign sales
          corporation                        (17.6)          (1.4)         (0.8)
     State and local income taxes,
       net of federal income tax benefit       1.7            2.9           2.5
     Effect of foreign source income         (10.0)           0.9             -
     Goodwill amortization                    26.0            2.3           0.4
     Other, net                                4.4           (0.2)          2.4
--------------------------------------------------------------------------------
Effective tax rate                            39.5%          39.5%         39.5%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Components of the provision for income taxes are as follows:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(Dollars in thousands)
Years ended October 31                        1998           1997          1996
--------------------------------------------------------------------------------
Current:
  Federal                                   $4,558        $15,985       $22,479
  State                                        345          1,445         2,754
--------------------------------------------------------------------------------
  Current provision                          4,903         17,430        25,233
--------------------------------------------------------------------------------
Deferred:
  Federal                                   (2,060)         4,182        (1,051)
  State                                       (172)         1,137          (411)
--------------------------------------------------------------------------------
  Deferred provision                        (2,232)         5,319        (1,462)
--------------------------------------------------------------------------------
Total provision for income taxes            $2,671        $22,749       $23,771
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The tax effects of temporary differences that give rise to the net deferred income tax assets at October 31, 1998 and 1997 are presented below:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(Dollars in thousands)                                       1998          1997
--------------------------------------------------------------------------------
Allowance for doubtful accounts                           $ 4,357       $ 5,070
Inventory items                                             3,435         4,228
Depreciation                                                3,763         2,201
Warranty reserves                                          16,944        15,028
Employee benefits                                           6,491         6,048
Other nondeductible accruals                                7,770        10,933
--------------------------------------------------------------------------------
Deferred income tax assets                                $42,760       $43,508
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     During the years ended October 31, 1998 and 1997, respectively, $491,000 and $2,611,000 was added to additional paid-in capital in accordance with Accounting Principal Board Opinion 25 reflecting the permanent book to tax difference in accounting for tax benefits related to employee stock option transactions.

8    STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

Changes in the components of stockholders' equity during the fiscal years ended 1998, 1997, and 1996 were as follows:

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Foreign
                                                                           Additional                      Currency
                                                                Common        Paid-In       Retained   Translation
(Dollars in thousands)                                           Stock        Capital       Earnings     Adjustment          Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1995                                    $12,168       $ 35,712       $142,891       $    121       $190,892
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Dividends paid on common stock ($0.48 per share)                     -              -         (5,834)             -         (5,834)
Issuance of 294,324 shares under stock option plans                294          4,333              -              -          4,627
Purchase of 429,692 shares of common stock                        (430)       (13,073)             -              -        (13,503)
Foreign currency translation adjustment                              -              -              -           (678)          (678)
Tax benefits related to employee stock option transactions           -          1,490              -              -          1,490
Other                                                                -              -            164              -            164
Net earnings                                                         -              -         36,409              -         36,409
-----------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1996                                    $12,032        $28,462       $173,630       $   (557)      $213,567
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Dividends paid on common stock ($0.48 per share)                     -              -         (5,794)             -         (5,794)
Issuance of 389,101 shares under stock option plans                389          8,018              -              -          8,407
Purchase of 232,000 shares of common stock                        (232)        (7,720)             -              -         (7,952)
Foreign currency translation adjustment                              -              -              -         (4,521)        (4,521)
Tax benefits related to employee stock option transactions           -          2,611              -              -          2,611
Net earnings                                                         -              -         34,845              -         34,845
-----------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1997                                    $12,189       $ 31,371       $202,681        $(5,078)      $241,163
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Dividends paid on common stock ($0.48 per share)                     -              -         (6,162)             -         (6,162)
Issuance of 82,386 shares under stock option plans                  83          2,136              -              -          2,219
Issuance of 598,051 shares of common stock for
  acquisition of Exmark                                            598         24,172              -              -         24,770
Purchase of 100,000 shares of common stock                        (100)        (1,624)             -              -         (1,724)
Foreign currency translation adjustment                              -              -              -         (1,448)        (1,448)
Tax benefits related to employee stock option transactions           -            491              -              -            491
Net earnings                                                         -              -          4,090              -          4,090
-----------------------------------------------------------------------------------------------------------------------------------
Balance at October 31, 1998                                    $12,770        $56,546       $200,609        $(6,526)      $263,399
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------


     Under the terms of a Rights Agreement effective May 20, 1998, each share of the company's common stock entitles its holder to one preferred share purchase right. Each right entitles the registered holder to purchase from the company one one-hundredth of a share of Series B Junior Participating Voting Preferred Stock, $1.00 par value at a price of $180 per one one-hundredth of a Preferred Share. The rights become exercisable and tradable 10 days after a person or a group acquires 15 percent or more, or makes an offer to acquire 15 percent or more, of the company's outstanding common stock. At no time do the rights have any voting power. The rights may be redeemed by the company for $0.01 per right at any time prior to the time that a person or group has acquired beneficial ownership of 15 percent or more of the common shares.

     During November and December, 1998, Toro repurchased 152,600 shares of stock in anticipation of shares to be issued in connection with a prior acquisition as discussed in Footnote 2, Business Acquisitions and Divestitures.

9    STOCK OPTION PLANS
--------------------------------------------------------------------------------

Under the company's stock option plans, certain employees and non-employee directors have been granted options to purchase shares of common stock at prices equal to the fair market value on the date the option was granted, except for performance-based stock options discussed below. The stock options are generally exercisable immediately, and expire five to ten years after the date of grant.

     In connection with the acquisition of Drip In, the company granted Drip In's former owner an option to purchase 80,000 shares of common stock at a price based on the fair market value prior to the closing of the acquisition. The option will vest on the seventh anniversary of grant, except that vesting will be accelerated if certain performance goals are achieved. The option will expire seven years after grant.

     Performance-based stock options have been granted under the Continuous Performance Award Plan (CPAP). The exercise price is an average of the closing stock prices for the three months preceding the grant date. These options generally vest upon the public release of fiscal year-end earnings for the last year of the three year award term, and expire 90 days thereafter. Options granted under this plan totaled 53,871, 40,474, and 36,768 in the fiscal years ended 1998, 1997, and 1996, respectively. CPAP options cancelled were 26,607, 33,812, and 0 during the fiscal years ended 1998, 1997, and 1996, respectively.

     The company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. Accordingly, no compensation expense has been recognized for stock option grants, except with respect to performance-based options. The company recognized compensation expense of $267,000, $545,000, and $483,000 for the fiscal years ended 1998, 1997, and 1996, respectively. If the company elected to recognize compensation expense consistent with the methodology prescribed in SFAS 123, "Accounting for Stock-Based Compensation," the company's net income and dilutive earnings per share would have been as follows:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
Years ended October 31                                       1998          1997
--------------------------------------------------------------------------------

Net income, as reported                                    $4,090       $34,845
Pro forma net income                                        2,626        34,289
--------------------------------------------------------------------------------
Dilutive earnings per share, as reported                   $ 0.31       $  2.80
Pro forma dilutive earnings per share                        0.20          2.75
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Years ended October 31                                       1998          1997
--------------------------------------------------------------------------------
Risk-free interest rate                                      5.71%         5.75%
Expected life of option in years                              3.9           3.1
Expected dividend yield                                       0.8%          1.5%
Expected stock volatility                                      21%           20%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The weighted average fair market value of options was estimated to be $10.01 and $6.14 per share for the years ended October 31, 1998 and 1997, respectively.

     A summary of stock option activity under the plans described above is presented below:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                                       Weighted
                            Options available        Options            average
                                    for grant    outstanding     exercise price
--------------------------------------------------------------------------------
October 31, 1995                      455,669      1,253,311             $20.56
--------------------------------------------------------------------------------
  Granted                             (48,768)        48,768              29.77
  Exercised                                 -       (193,221)             18.85
  Cancelled                             1,000         (1,000)             29.13
  Increase in options
     available for grant              600,000              -                  -
--------------------------------------------------------------------------------
October 31, 1996                    1,007,901      1,107,858              21.25
--------------------------------------------------------------------------------
  Granted                            (251,620)       251,620              32.74
  Exercised                                 -       (443,516)             21.93
  Cancelled                            33,812        (33,812)             24.49
--------------------------------------------------------------------------------
October 31, 1997                      790,093        882,150              24.06
--------------------------------------------------------------------------------
  Granted                            (397,882)       397,882              41.97
  Increase in options
     available for grant               80,000              -                  -
  Exercised                                 -       (103,792)             25.37
  Cancelled                            62,869        (64,514)             31.55
--------------------------------------------------------------------------------
October 31, 1998                      535,080      1,111,726             $29.92
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The table below presents the number, weighted average remaining contractual life, and weighted average exercise price for options outstanding at October 31, 1998:


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                                       Weighted
                                                    Weighted            average
                                       Number        average          remaining
Exercise price range               of options exercise price   contractual life
--------------------------------------------------------------------------------
Options exercisable at
October 31, 1998:
     $14.75                           300,000         $14.75          7.1 years
     $23.625 - $29.125                223,032          27.01          1.4 years
     $31.75 - $36.375                 156,108          33.84          3.0 years
     $43.376 - $43.50                 246,039          43.50          4.1 years
--------------------------------------------------------------------------------
     Total                            925,179         $28.57          4.2 years
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Options not exercisable at
October 31, 1998:
     $29.796 - $39.316                186,547         $36.58          3.5 years
--------------------------------------------------------------------------------
     Grand total                    1,111,726         $29.92          4.1 years
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     On July 31, 1995, the company issued 17,467 shares of restricted stock and 17,467 performance units to the CEO under the terms of the Chief Executive Officer Succession Plan. The value of each performance unit is equal to the fair market value of a share of common stock. The restricted stock and performance units vest based upon achievement of specified succession planning goals. Dividends are paid with respect to the restricted stock and those shares may be voted. Portions of the restricted stock and performance unit awards will be forfeited if specified goals are not achieved at various dates, ending on October 31, 2003 or termination of employment. Compensation expense related to this plan was $89,000, $350,000, and $254,000 for the fiscal years ended 1998, 1997, and 1996, respectively.

10   EMPLOYEE BENEFIT PROGRAMS
--------------------------------------------------------------------------------

The company maintains the following significant plans for eligible employees:
     -    The Toro Company Investment and Savings Plan
     -    The Toro Company Employee Stock Ownership Plan

The company's expenses under these plans were $11,245,000, $10,797,000, and $9,476,000 for fiscal years ended 1998, 1997, and 1996, respectively.

     In addition, the company and its subsidiaries have supplemental and other retirement plans covering certain employees. The expense related to these plans was not significant.

11   SEGMENT DATA
--------------------------------------------------------------------------------

The company classifies its operations into one industry segment, outdoor maintenance equipment. International sales were $235,940,000, $232,808,000, and $174,249,000 for the fiscal years ended 1998, 1997, and 1996, respectively. Of these amounts, export sales were $153,500,000, $161,836,000, and $140,919,000 for the years ended 1998, 1997, and 1996, respectively. Export sales by geographic area were as follows:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(Dollars in thousands)
Years ended October 31                        1998          1997          1996
--------------------------------------------------------------------------------
Europe                                    $ 86,953      $ 79,515      $ 71,325
Canada                                      35,123        33,349        29,578
Pacific Rim                                 16,693        34,417        34,975
Other                                       14,731        14,555         5,041
--------------------------------------------------------------------------------
Total export sales                        $153,500      $161,836      $140,919
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

12   LEASE COMMITMENTS
--------------------------------------------------------------------------------

As of October 31, 1998, future minimum lease payments under capital leases totaled $949,000. Total rental expense for operating leases was $11,962,000, $12,467,000, and $11,048,000 for the fiscal years ended 1998, 1997, and 1996, respectively. At October 31, 1998, future minimum lease payments under noncancelable operating leases amounted to $15,703,000 as follows: 1999, $7,270,000; 2000, $4,031,000; 2001, $2,647,000; 2002, $1,000,000; 2003,
$424,000; and beyond, $331,000.

13   COMMITMENTS AND CONTINGENT LIABILITIES
--------------------------------------------------------------------------------

Debts incurred by certain distributors, aggregating $4,172,000 at October 31, 1998 and $5,600,000 at October 31, 1997, have been guaranteed by the company.

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

14   FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

OFF-BALANCE SHEET RISK
Letters of credit are issued by the company during the ordinary course of business, as required by certain vendor contracts, through major domestic banks. As of October 31, 1998 and 1997, the company had $28,007,000 and $25,985,000, respectively, in outstanding letters of credit.

CONCENTRATIONS OF CREDIT RISK
Financial instruments, which potentially subject the company to concentrations of credit risk, consist principally of accounts receivable, which are concentrated in a single business segment, outdoor maintenance equipment. The credit risk associated with this segment is limited because of the large number of customers in the company's customer base and their geographic dispersion.

FOREIGN CURRENCY INVESTMENTS
The company has entered into various foreign currency exchange contracts designed to manage its exposure to exchange rate fluctuations on foreign currency transactions. These instruments used as hedges are managed to reduce the risk associated with the exposure being hedged and are designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments must be highly correlated with changes in market values of underlying hedged items both at inception of the hedge and over the life of the hedge contract. Gains and losses on foreign currency contracts are recorded to the Consolidated Statements of Earnings. The company also enters into forward currency exchange contracts on behalf of certain distributors in order to cover a portion of the payments owed by the distributor to the company. Any currency losses incurred by the company are reimbursed by the distributor.

     The following forward exchange contracts held by the company have maturity dates in fiscal year 1999. All items are non-trading and stated in U.S. dollars. The average contracted rate, notional amount, and fair value impact at October 31, 1998 were as follows:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                           Average                  Fair Value
Dollars in thousands                    Contracted      Notional        Impact
(except average contracted rate)              Rate        Amount    Gain (Loss)
--------------------------------------------------------------------------------
Buy Australian dollar/Sell U $               .6368      $1,022.8         $(18.2)
Buy US $/Sell Australian dollar              .6040       5,614.1         (206.9)
Buy US $/Sell Canadian dollar               1.5135       7,168.8          140.0
Buy German mark/Sell US $                   1.7808       2,948.2          251.5
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

FAIR VALUE
Estimated fair value amounts have been determined using available information and appropriate valuation methodologies. Because considerable judgment is required in developing the estimates of fair value, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange.

     For cash and cash equivalents, receivables, and accounts payable, carrying value is a reasonable estimate of fair value.

     At October 31, 1998, the estimated fair value of long-term debt with fixed interest rates was $182,273,000 compared to its carrying value of $197,424,000. The fair value is estimated by discounting the projected cash flows using the rate at which similar amounts of debt could currently be borrowed.

15   QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------

Summarized quarterly financial data for fiscal 1998 and fiscal 1997 is as follows:


-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                                  FISCAL YEAR ENDED OCTOBER 31, 1998
                                                        ---------------------------------------------------------
Quarter (Dollars in thousands, except per share data)          FIRST         SECOND          THIRD         FOURTH
-----------------------------------------------------------------------------------------------------------------
Net sales                                                   $210,059       $379,686       $290,993       $229,696
Gross profit                                                  73,052        132,949        101,280         77,035
Restructuring and other unusual expense                            -              -         10,452          4,590
Net earnings (loss)                                           (1,061)        20,053         (2,553)       (12,349)
Basic net earnings (loss) per share                            (0.08)          1.56          (0.20)         (0.96)
Dilutive net earnings (loss) per share                         (0.08)          1.53          (0.20)         (0.96)
Dividends per share of common stock                             0.12           0.12           0.12           0.12
Market price of common stock
     High sales price                                            46 5/16        40 15/16       37 10/16       27 9/16
     Low sales price                                             38 1/2         36 3/16        26 3/4         16 1/2
------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                                     Fiscal Year Ended October 31, 1997
                                                        ---------------------------------------------------------
Quarter (Dollars in thousands, except per share data)          First         Second          Third         Fourth
-----------------------------------------------------------------------------------------------------------------
Net sales                                                   $208,957       $352,203       $249,274       $240,770
Gross profit                                                  75,227        125,117         92,395         95,298
Restructuring and other unusual expense                            -              -              -          2,600
Net earnings, before extraordinary loss                        2,491         19,040          9,949          5,028
Net earnings                                                   2,491         19,040          8,286          5,028
Basic net earnings per share, before extraordinary loss         0.21           1.58           0.82           0.41
Basic net earnings per share                                    0.21           1.58           0.69           0.41
Dilutive net earnings per share, before extraordinary loss      0.20           1.53           0.80           0.40
Dilutive net earnings per share                                 0.20           1.53           0.67           0.40
Dividends per share of common stock                             0.12           0.12           0.12           0.12
Market price of common stock
     High sales price                                            36 5/8          36 7/8         38 7/8         43 3/4
     Low sales price                                             31 1/2          33             35 1/8         35 7/16
-----------------------------------------------------------------------------------------------------------------

As of January 7, 1999, the company had 6,393 stockholders of record.

ELEVEN-YEAR SELECTED FINANCIAL DATA  The Toro Company

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data, number of employees and stockholders)
Years ended October 31(8)                                    1998 (1)(2)       1997 (4)(5)          1996
------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Net sales                                                 $1,110,400        $1,051,200          $930,900
Net sales growth from prior year                                 5.6%             12.9%              1.3%
Net earnings (loss), before extraordinary loss(3)         $    4,090        $   36,500          $ 36,400
Percentage of net sales                                         0.4%              3.5%              3.9%
Net earnings (loss)                                       $    4,090        $   34,845          $ 36,400
Dilutive earnings (loss) per share, before
  extraordinary loss(3)                                         0.31              2.93              2.90
Return on average stockholders' equity                           1.6%             15.3%             18.0%

SUMMARY OF FINANCIAL POSITION:
Current assets                                            $  479,400        $  472,000          $405,000
Current liabilities                                          258,200           237,800           207,900
     Working capital                                         221,200           234,200           197,100
Long-term debt, less current portion                         196,800           177,700            53,000
Stockholders' equity                                         263,400           241,200           213,600
Debt to capitalization ratio                                    46.4%             47.6%             30.7%

OTHER STATISTICAL DATA:
Book value per share of common stock                      $    20.63        $    19.79          $  17.75
Dividends per share of common stock                             0.48              0.48              0.48
Number of shares of common stock
     outstanding                                              12,770            12,189            12,032
Number of common stockholders(9)                               6,364             6,560             6,841
Market price range -
     High price                                           $       46 5/16   $       43 3/4      $     36 1/4
     Low price                                                    16 1/2            31 1/2            28 3/8
Average number of employees                                    4,695             4,309             3,610
------------------------------------------------------------------------------------------------------------

(1) Includes restructuring and other unusual expenses of $15.0 million in fiscal 1998.
(2) The company's consolidated financial statements include results of operations of Exmark from November 1, 1997 and Drip In from February 1, 1998, dates of acquisitions.
(3) 1997 net earnings and earnings per dilutive share after the extraordinary loss on early retirement of debt of $1,663,000, or $0.13 per dilutive share, were $34,845,000 and $2.80, respectively.
(4) The company's consolidated financial statements include results of operations of the James Hardie Irrigation Group from December 1, 1996, the date of acquisition.
(5) Includes restructuring and other unusual expense of $2.6 million in fiscal 1997.
(6)  Includes restructuring costs of $24.9 million in fiscal 1992.
(7) The company's consolidated financial statements include results of operations of LawnBoy Inc. from November 7, 1989, the date of acquisition.
(8)  In 1995, the company changed its fiscal year end from July 31 to October
     31. Therefore, actual date of the yearend for years prior to 1995 are unaudited and were restated to include twelve months of data through the Friday closest to October 31 for comparative purposes.
(9) Represents the number of stockholders at July 31 for the years starting in 1988 and ending in 1994.

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data, number of employees and stockholders)
Years ended October 31(8)                                     1995              1994              1993           1992 (6)
----------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Net sales                                                 $919,400          $864,300          $706,600          $638,700
Net sales growth from prior year                               6.4%             22.3%             10.6%            (9.6)%
Net earnings (loss), before extraordinary loss(3)         $ 32,400          $ 32,400          $ 15,300          $(21,700)
Percentage of net sales                                       3.5%              3.8%              2.2%              (3.4)%
Net earnings (loss)                                       $ 32,400          $ 32,400          $ 15,300          $(21,700)
Dilutive earnings (loss) per share, before
  extraordinary loss(3)                                       2.50              2.49              1.22             (1.81)
Return on average stockholders' equity                        17.5%             20.2%             11.4%            (15.5)%

SUMMARY OF FINANCIAL POSITION:
Current assets                                            $386,300          $373,400          $326,100          $324,200
Current liabilities                                        221,200           197,200           169,200           132,500
     Working capital                                       165,100           176,200           156,900           191,700
Long-term debt, less current portion                        53,400            70,400            87,300           147,900
Stockholders' equity                                       190,900           178,700           141,900           126,400
Debt to capitalization ratio                                  36.6%             33.8%             46.5%             56.5%

OTHER STATISTICAL DATA:
Book value per share of common stock                      $  15.69          $  14.05          $  11.47          $  10.50
Dividends per share of common stock                           0.48              0.48              0.48              0.48
Number of shares of common stock
     outstanding                                            12,168            12,720            12,370            12,041
Number of common stockholders(9)                             7,243             7,541             7,968             8,386
Market price range -
     High price                                           $     32 1/4      $     30 1/2      $     26 3/4      $     17 1/2
     Low price                                                  25 5/8            20 7/8            14 1/8            11 3/8
Average number of employees                                  3,638             3,434             3,117             3,084
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
(Dollars and shares in thousands, except per share data, number of employees and stockholders)
Years ended October 31(8)                                      1991           1990 (7)             1989              1988
-------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Net sales                                                  $706,200          $747,300          $639,200          $626,200
Net sales growth from prior year                              (5.5)%             16.9%              2.1%             13.5%
Net earnings (loss), before extraordinary loss(3)          $  9,100          $  8,400          $ 20,000          $ 20,500
Percentage of net sales                                         1.3%              1.1%              3.1%              3.3%
Net earnings (loss)                                        $  9,100          $  8,400          $ 20,000          $ 20,500
Dilutive earnings (loss) per share, before
  extraordinary loss(3)                                        0.77              0.84              1.90              1.90
Return on average stockholders' equity                          6.1%              6.8%             21.7%             26.1%

SUMMARY OF FINANCIAL POSITION:
Current assets                                             $322,000          $306,800          $271,200          $296,400
Current liabilities                                         103,800           133,000           125,000           144,200
     Working capital                                        218,200           173,800           146,200           152,200
Long-term debt, less current portion                        154,100           125,300            95,600           112,200
Stockholders' equity                                        153,400           146,300            99,300            85,100
Debt to capitalization ratio                                   51.9%             54.3%             54.7%             65.0%

OTHER STATISTICAL DATA:
Book value per share of common stock                       $  12.84          $  12.34          $   9.98          $   8.46
Dividends per share of common stock                            0.48              0.48              0.48              0.45
Number of shares of common stock
     outstanding                                             11,950            11,859             9,946            10,059
Number of common stockholders(9)                              8,503             7,706             7,527             6,802
Market price range -
     High price                                            $     20 1/2      $     30          $     24 3/8      $     24 7/8
     Low price                                                   11                12                17 7/8            11 1/8
Average number of employees                                   3,580             3,771             3,068             3,105
-------------------------------------------------------------------------------------------------------------------------

(1) Includes restructuring and other unusual expenses of $15.0 million in fiscal 1998.
(2) The company's consolidated financial statements include results of operations of Exmark from November 1, 1997 and Drip In from February 1, 1998, dates of acquisitions.
(3) 1997 net earnings and earnings per dilutive share after the extraordinary loss on early retirement of debt of $1,663,000, or $0.13 per dilutive share, were $34,845,000 and $2.80, respectively.
(4) The company's consolidated financial statements include results of operations of the James Hardie Irrigation Group from December 1, 1996, the date of acquisition.
(5) Includes restructuring and other unusual expense of $2.6 million in fiscal 1997.
(6)  Includes restructuring costs of $24.9 million in fiscal 1992.
(7) The company's consolidated financial statements include results of operations of LawnBoy Inc. from November 7, 1989, the date of acquisition.
(8)  In 1995, the company changed its fiscal year end from July 31 to October
     31. Therefore, actual date of the yearend for years prior to 1995 are unaudited and were restated to include twelve months of data through the Friday closest to October 31 for comparative purposes.
(9) Represents the number of stockholders at July 31 for the years starting in 1988 and ending in 1994.

BOARD OF DIRECTORS

Ronald O. Baukol (C/E/N)
Executive Vice President
International Operations
3M
St. Paul, Minnesota

Robert C. Buhrmaster (A/E/N)
President and Chief Executive Officer
Jostens, Inc.
Minneapolis, Minnesota

Winslow H. Buxton (A/E/N)
Chairman, President and
Chief Executive Officer
Pentair, Inc.
St. Paul, Minnesota

Janet K. Cooper (A*/C)
Vice President, Treasurer
U.S. West
Denver, Colorado

Kendrick B. Melrose (E*/N**)
Chairman and Chief Executive Officer
The Toro Company

Alex A. Meyer (A/C)
Retired
Amana Refrigeration, Inc.
Amana, Iowa

Robert H. Nassau (C/N)
President and Chief Executive Officer
St. Raymond Wood Products Holding Limited
Boston, Massachusetts

Dale R. Olseth (A/C*/E)
Chairman and Chief Executive Officer
SurModics, Inc.
Minneapolis, Minnesota

Christopher A. Twomey (C/N)
President and Chief Executive Officer
Arctic Cat, Inc.
Thief River Falls, Minnesota

Edwin H. Wingate (A/E/N*)
Retired
Dayton Hudson Corporation
Minneapolis, Minnesota


(A)  Audit Committee Member
(C)  Compensation Committee Member
(E)  Executive Committee Member
(N)  Nominating Committee Member
*    Committee Chairman
**   Ex-officio Non-voting Member

OFFICERS

Kendrick B. Melrose
Chairman and Chief Executive Officer+

J. David McIntosh
Executive Vice President
Professional Businesses and International+

William D. Hughes
Vice President and General Manager
Consumer Business+

Steven P. Hansen
Vice President
Corporate Information Services

Dennis P. Himan
Vice President and General Manager
Landscape Contractor Businesses+

Michael J. Hoffman
Vice President and General Manager
Commercial Business+

Randy B. James
Vice President and Controller+

Stephen D. Keating
Assistant Treasurer, Investor Relations

Ram N. Kumar
Vice President, Distributor Development
and New Businesses

J. Lawrence McIntyre
Vice President, Secretary and General Counsel+

Karen M. Meyer
Vice President, Administration+

Richard W. Parod
Vice President and General Manager
Irrigation Business+

Richard R. Pollick
Vice President and General Manager
International Business+

N. Jeanne Ryan
Assistant Secretary

Stephen P. Wolfe
Vice President Finance, Treasurer and
Chief Financial Officer+

+Executive officers subject to Section 16

STOCKHOLDERS' INFORMATION

DIVIDENDS
Communications concerning transfer requirements, address changes, dividends and lost certificates should be addressed to:
     Shareholder Assistance
     Norwest Bank Minnesota, N.A.
     P.O. Box 64854
     St. Paul, Minnesota 55164-0854
     651-450-4064
     1-800-468-9716

DIVIDEND REINVESTMENT
The company sponsors an Automatic Dividend Reinvestment Plan. For enrollment information contact:
     Investor Relations
     The Toro Company
     8111 Lyndale Avenue South
     Bloomington, Minnesota 55420-1196

Inquiries about existing dividend reinvestment accounts should be addressed to:
     Dividend Reinvestment Plan
     The Toro Company
     Norwest Bank Minnesota, N.A.
     P.O. Box 64854
     St. Paul, Minnesota 55164-0854
     651-450-4064
     1-800-468-9716

QUARTERLY INFORMATION
Quarterly earnings results are expected to be announced on the following dates:
First Quarter:      February 23, 1999
Second Quarter:     May 26, 1999
Third Quarter:      August 25, 1999
Fourth Quarter:     December 14, 1999

To obtain a copy of the quarterly financial results, contact:
     Investor Relations
     The Toro Company
     8111 Lyndale Avenue South
     Bloomington, Minnesota 55420
     E-mail: invest@toro.com
     Phone: 612-887-7141

FORM 10-K
THE ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST BY A STOCKHOLDER TO:
     Investor Relations
     The Toro Company
     8111 Lyndale Avenue South
     Bloomington, Minnesota 55420-1196
     E-mail: invest@toro.com

STOCK LISTING
New York Stock Exchange (TTC)

ANNUAL MEETING
March 24, 1999, 3:00 p.m. (CST)
The Toro Company Corporate Offices
8111 Lyndale Avenue South
Bloomington, Minnesota 55420-1196

INTERNET ADDRESSES
www.toro.com
www.lawnboy.com
www.irritrolsystems.com
www.lawngenie.com
www.exmark.com
www.nsn.com

WORLDWIDE LOCATIONS

UNITED STATES
Abilene, Texas
Baraboo, Wisconsin
Beatrice, Nebraska
Bloomington, Minnesota
Dallas, Texas
El Cajon, California
El Paso, Texas
Evansville, Indiana
Laguna, California
Lakeville, Minnesota
Lincoln, Nebraska
Madera, California
Mountaintop, Pennsylvania
Oxford, Mississippi
Plymouth, Wisconsin
Riverside, California
Sanford, Florida
Shakopee, Minnesota
Tomah, Wisconsin
Windom, Minnesota

AROUND THE WORLD
Balcatta, Australia
Beverly, Australia
Braeside, Australia
Eagle Farm, Australia
Murray Bridge, Australia
Oevel, Belgium
Parramatta, Australia
Rome, Italy