Form 10-K, Exhibit 13
period 1999-10-31
TORO CO
filed 2000-01-25
CIK 737758

QuickLinks

    Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THE TORO COMPANY

RESULTS OF OPERATIONS

    Toro's financial results in fiscal 1999 greatly improved from fiscal 1998, with double-digit sales gains recorded by both the professional and residential segments. Overall, net sales increased 14.8 percent from fiscal 1998. The professional segment, which now makes up 63.3 percent of total consolidated sales, continued a solid upward trend in fiscal 1999. Shipments of commercial equipment and irrigation systems to the golf market around most of the world were robust for both new and renovation golf course construction. The landscape contractor market also continued its growth trend with significant sales increases for most product lines due to the continued movement towards outsourcing lawn maintenance needs. The residential segment had a dramatic recovery year in both sales and profitability compared to fiscal 1998, however, profitability did not reach the fiscal 1997 level. The improved performance of the residential segment was led by the successful introduction of the new Toro Personal Pace lawn mower and initial distribution of Toro brand lawn mowers through select home centers. The company is also continuing to realize the benefits of the profit improvement program implemented in fiscal 1998 that included repositioning portions of the residential business and selling non-performing product lines.

SUMMARY

	Years Ended October 31
	1999	% Change	1998	% Change	1997
	(Dollars in millions, except per share data)
Net sales	$1,275.0	14.8%	$1,110.4	5.6%	$1,051.2
Cost of sales	815.4	12.3	726.1	9.5	663.2

Gross profit	459.6	19.6	384.3	(1.0)	388.0
Gross profit percentage	36.0%	1.4	34.6%	(2.3)	36.9%
Selling, general, and administrative expense	383.0	10.8	345.6	10.4	313.1
Restructuring and other unusual expense	1.7	(88.5)	15.0	478.5	2.6

Earnings from operations	74.9	215.8	23.7	(67.2)	72.3
Operating profit percentage	5.9%	3.8	2.1%	(4.8)	6.9%
Interest expense	(23.9)	(6.0)	(25.4)	27.8	(19.9)
Other income, net	6.5	(23.3)	8.5	7.3	7.9

Earnings before income taxes and extraordinary loss	57.5	750.1	6.8	(88.8)	60.3
Provision for income taxes	22.4	739.2	2.7	(88.8)	23.8

Net earnings before extraordinary loss	35.1	757.2	4.1	(88.8)	36.5
Extraordinary loss, net of income tax benefits of $1.1	—	—	—	—	1.7

Net earnings	$35.1	757.2%	$4.1	(88.3)%	$34.8

Basic net earnings per share of common stock before extraordinary loss	$2.72	750.0%	$0.32	(89.4)%	$3.02
Extraordinary loss per share, net of income tax benefit	—	—	—	—	0.14

Basic net earnings per share of common stock	$2.72	750.0%	$0.32	(88.9)%	$2.88

Dilutive net earnings per share of common stock before extraordinary loss	$2.64	751.6%	$0.31	(89.4)%	$2.93
Extraordinary loss per share, net of income tax benefit	—	—	—	—	0.13

Dilutive net earnings per share of common stock	$2.64	751.6%	$0.31	(88.9)%	$2.80

NET SALES BY SEGMENT

	1999	% Change	1998	% Change	1997
	(Dollars in millions)
Professional	$807.4	14.2%	$706.8	24.2%	$569.3
Residential	447.9	12.7	397.5	(16.8)	478.1
Other	19.7	223.8	6.1	58.3	3.8

Total*	$1,275.0	14.8%	$1,110.4	5.6%	$1,051.2

*Includes international sales of	$252.5	7.0%	$235.9	1.3%	$232.8

    Overall, the outlook into fiscal year 2000 is promising. Toro's improved performance allowed it to pursue a greater number of strategic investments aimed at stronger future earnings capability. Key strategic alliances were made in fiscal 1999 with ClubCorp of America, the world's largest owner and operator of private clubs and golf resorts, and renewed with Maruyama Manufacturing Company, Inc., a leading global manufacturer of hand-held landscaping equipment. As part of its long-term strategy, Toro plans to continue to invest in brand equity, systems development, turf technologies, Internet applications, acquisitions, distribution and customer service, and other programs to fuel growth and improve earnings.

NET SALES

FISCAL 1999 COMPARED WITH FISCAL 1998

    Worldwide net sales in fiscal 1999 were $1,275.0 million compared to $1,110.4 million in fiscal 1998, an increase of 14.8 percent. The following is a discussion of net sales by segment:

    Professional—Net sales for the worldwide professional segment in fiscal 1999 were $807.4 million compared to $706.8 million in fiscal 1998, an increase of 14.2 percent. The sales increase was mainly due to increased volume arising from the rapidly growing landscape contractor market and acceptance of new products introduced in fiscal 1998. Toro's dual branding strategy of Toro and Exmark products has increased market share by providing broader coverage of that market. Sales for Toro's Dingo product line increased significantly in fiscal 1999 after its introduction in fiscal 1998 due to growing market reception as well as sales through new dealer outlets. In fiscal 1999, this product was also introduced into the international market, primarily in Europe. Worldwide sales of both new and replacement golf course equipment and irrigation systems increased due to the continued growth and popularity of the game of golf that has led to the increase in the number of golf courses over the past few years. Sales to the worldwide grounds care market were also strong during fiscal 1999 because of strong customer acceptance of new products. Sales of Irritrol Systems brand irrigation products increased because of dry weather in fiscal 1999 in many of Irritrol's markets. Toro-branded irrigation product sales for the residential/commercial market were also above fiscal 1998 due to dry weather conditions in key markets and new marketing programs designed to improve market share. Sales to the worldwide agricultural irrigation market grew in fiscal 1999 mainly due to the addition of sales from Drip In agricultural micro-irrigation products, acquired in the second quarter of fiscal 1998, plus increased sales for Aqua-TraXX drip tape product. Finally, Toro's market leadership position, coupled with good customer reception of new products and strong support systems, enabled the company to respond to increased retail demand in fiscal 1999.

    Residential—Net sales for the worldwide residential segment in fiscal 1999 were $447.9 million compared to $397.5 million in fiscal 1998, an increase of 12.7 percent. Domestic sales of Toro walk power mowers nearly doubled from fiscal 1998 due to the positive reception of the new Toro Personal Pace lawn mower, slight price increases on select products, and the addition of 1,600 home center outlets now carrying this product, a new distribution channel for the Toro brand walk power mowers. Do-it-yourself (DIY) irrigation product sales were also up due to dry weather in key Sun Belt markets, better availability of product, and more shelf space at select home centers. This was offset by weak sales of DIY irrigation products in Australia due to wet weather conditions in the early part of the selling season. Sales of electric home solution products, including trimmers and blower vacuums, also did well for the year due to the warm fall weather in 1998 that extended the selling season into the first quarter of fiscal 1999, as well as additional placement and expanded retail outlets. Worldwide snowthrower sales increased substantially from abnormally low sales in fiscal 1998, due to the heavy snowfall in the winter of 1998-1999 that depleted field inventories to historically low levels. In addition, the timing of snowthrower shipments, which were moved from the fourth quarter of fiscal 1998 to the first quarter of fiscal 1999, also contributed to the increase. Toro also shifted snowthrower sales from the fiscal 1999 fourth quarter to the first quarter of fiscal 2000 to more closely reflect retail demand. In the future, Toro plans on managing snowthrower shipments in closer alignment with its channel demand. Offsetting those increases were lower worldwide shipments for riding products due to dry weather in key markets, continued slow retail demand for a new garden tractor, and lower shipments of riding products manufactured for a third party due to their soft retail sales and their management of field inventory levels. Management believes the riding product line continues to suffer from stiff competition from the market leader. Lawn-Boy walk power mower sales also decreased compared to fiscal 1998 due in part to dry weather conditions experienced in certain key markets and some movement of sales away from Lawn-Boy to the Toro brand after introducing Toro walk power mowers into the home center channel.

    The company believes there is a continuing shift in consumer buying patterns throughout the industry. Therefore, Toro is continually evaluating its distribution channels to find ways to reach the consumer more quickly and cost effectively, including possible further expansion into equipment dealers, home centers, and mass retailers, as well as using the Internet.

    Field inventory levels at Toro's distributors and dealers were down for domestic residential products. Heavy snowfall in certain key markets during the winter of 1998-1999 resulted in historically low levels of snowthrower field inventories, and Toro's special one-time marketing programs introduced in the fall of 1998 reduced field inventory levels of walk power mower and riding products to historically low levels.

    In conclusion, fiscal 1999 saw a successful start to the residential segment recovery program. Increased profitability is expected in fiscal 2000 despite an expected slight reduction in sales due to planned discontinuation and sale of low profit margin products.

    Other—Net sales for the other segment in fiscal 1999 were $19.7 million compared to $6.1 million in fiscal 1998, an increase of 223.8 percent. Net sales in the other segment include sales from Toro's wholly owned distribution companies less sales from the professional and residential segments to those distribution companies. These distribution companies sell Toro and non-Toro manufactured products. The sales increase was mainly due to additional volume arising from the acquisition of a midwestern-based distributor in fiscal 1999.

FISCAL 1998 COMPARED WITH FISCAL 1997

    Effective November 1997, the company acquired Exmark, a leading manufacturer of equipment for the professional landscape contractor industry. Effective February 1998, the company acquired Drip In, a manufacturer of agricultural micro-irrigation products. These two acquisitions resulted in all of the increase in fiscal 1998 sales, from fiscal 1997.

    Worldwide net sales in fiscal 1998 were $1,110.4 million compared to $1,051.2 million in fiscal 1997, an increase of 5.6 percent. The following is a discussion of net sales by segment:

    Professional—Net sales for the worldwide professional segment in fiscal 1998 were $706.8 million compared to $569.3 million in fiscal 1997, a significant increase of 24.2 percent. The increase was attributable to the additions of Exmark and Drip In products, new product introductions in the landscape contractor market, growth of worldwide agricultural irrigation product sales, and growth in sales to the golf course market. Despite strong competition, sales of equipment and irrigation systems to golf courses did well. Certain residential/commercial irrigation products rebounded well during fiscal 1998, which also contributed to the strong sales increase. International sales were slightly up due to strong worldwide agricultural irrigation sales and an increased demand in Canada and Europe for golf course equipment, irrigation systems, and landscape contractor products, offset by weak sales in Asia. The substantial sales increase for the professional businesses occurred despite aggressive competition and Asian market weakness, and Toro believes it maintained its market leadership position.

    Residential—Net sales for the worldwide residential segment in fiscal 1998 were $397.5 million compared to $478.1 million in fiscal 1997, a decrease of 16.8 percent. Domestic snowthrower sales, which accounted for a significant portion of this decrease, were down due to the lack of snow during the winter of 1997-1998. Shipments of domestic riding products were also below fiscal 1997 levels as a result of lower than expected demand for a new repositioned higher-priced garden tractor, along with increased competition. Toro also discontinued selling gas powered trimmers to certain retailers due to low product profitability. In addition, wet spring weather experienced in key Sun Belt markets resulted in lower do-it-yourself irrigation product sales. The company also discontinued certain low profit margin Lawn Genie irrigation products. Offsetting the negative points was an increase in sales for walk power mowers, due mainly to a favorable sales comparison to the previous spring, which was late and wet. In fiscal 1998, Toro reduced the price of certain Toro brand walk power mowers. Management believes this strategy maintained market share but did not increase market share as planned. Lawn-Boy also introduced its new DuraForce engine walk power mower, which had a strong first year in the marketplace. Startup delays with the DuraForce engine prevented Toro from fully capitalizing on the demand for this low-emissions product. As part of the company's profit improvement plan, the company introduced special marketing programs and reduced shipments of certain residential products in order to reduce field inventories to historically low levels.

    International residential sales were down slightly from fiscal 1997. The main factor contributing to this decrease was lower Australian sales due to the conversion of Australian dollar denominated sales into U.S. dollars at a substantially lower exchange rate as a result of currency movements in fiscal 1998. Offsetting that factor were strong sales to the European market for new diesel riding products introduced in fiscal 1998.

    Other—Net sales for the other segment in fiscal 1998 were $6.1 million compared to $3.8 million in fiscal 1997, an increase of 58.3 percent. The sales increase was attributable to the growth of Toro's wholly owned Texas-based distributor.

GROSS PROFIT

FISCAL 1999 COMPARED WITH FISCAL 1998

    Gross profit was $459.6 million in fiscal 1999 compared to $384.3 million in fiscal 1998, an increase of 19.6 percent. As a percentage of net sales, gross profit was 36.0 percent in fiscal 1999 compared to 34.6 percent in fiscal 1998. The increase in gross profit resulted primarily from higher margins for the residential segment due to improved manufacturing processes at the company's El Paso, Texas facility that helped lower expenses, reduced costs for certain products, and slight price increases in fiscal 1999 for certain products. This increase was slightly offset by the reversal of gross profit previously recorded with respect to sales of Toro products to three Toro distributors. During the year, Toro acquired two of these distributors and signed a non-revocable agreement to purchase the other.

FISCAL 1998 COMPARED WITH FISCAL 1997

    Gross profit was $384.3 million in fiscal 1998 compared to $388.0 million in fiscal 1997, a decrease of 1.0 percent. As a percentage of net sales, gross profit was 34.6 percent in fiscal 1998 compared to 36.9 percent in fiscal 1997. The decline was primarily due to manufacturing cost overruns related to the poor execution of the production transfer from Mound, Minnesota to El Paso, Texas, reduced sales of higher gross margin snowthrowers, and lower pricing of Toro brand walk power mowers due to competitive pressures.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE (SG&A)

FISCAL 1999 COMPARED WITH FISCAL 1998

    SG&A expenses were $383.0 million in fiscal 1999 compared to $345.6 million in fiscal 1998, an increase of 10.8 percent. As a percentage of net sales, SG&A decreased to 30.0 percent from 31.1 percent in fiscal 1998. The addition of a midwestern-based distributor acquired in fiscal 1999 contributed $7.3 million of incremental SG&A expense during fiscal 1999. The dollar increase is mainly due to increases for marketing expenses, warehousing costs, and warranty expenses due to higher sales levels. Incentive compensation expenses rose substantially with the improved financial performance of the company, on which incentive compensation is based. Information systems costs were higher due to the continued implementation of an enterprise-wide software system and additional investments in the development of Internet applications.

FISCAL 1998 COMPARED WITH FISCAL 1997

    SG&A expenses were $345.6 million in fiscal 1998 compared to $313.1 million in fiscal 1997, an increase of 10.4 percent. As a percentage of net sales, SG&A increased to 31.1 percent from 29.8 percent in fiscal 1997. The additions of Exmark and Drip In contributed $17.8 million of incremental SG&A expense during fiscal 1998. Without Exmark and Drip In, SG&A increased 2.1 percent as a percentage of net sales due to higher costs of administrative expenses related to information systems and higher warranty expense. The warranty expense increase was attributable to a change in the product mix. Sales of products with overall higher warranty occurrence rates increased as compared to the prior year. Special warranty reserves for product modifications also contributed to the increase in fiscal 1998.

RESTRUCTURING AND OTHER UNUSUAL EXPENSE

FISCAL 1999 COMPARED WITH FISCAL 1998

    Restructuring and other unusual expense was $1.7 million in fiscal 1999 compared to $15.0 million in fiscal 1998. The restructuring expense in fiscal 1999 included a charge of $3.1 million for asset write-downs and severance costs for management, sales force changes and plant employees related to the closure of the company's Murray Bridge, Australia manufacturing facility. Offsetting that increase was a reduction in other unusual expense of $1.4 million related to the reversal for the unused portion of the one-time residential business marketing programs accrued in fiscal 1998.

FISCAL 1998 COMPARED WITH FISCAL 1997

    Restructuring and other unusual expense was $15.0 million in fiscal 1998 compared to $2.6 million in fiscal 1997. The restructuring charge in fiscal 1998 consisted of $4.3 million for severance and asset write-down related to the closure of two manufacturing facilities, and $1.4 million for other severance costs. Other unusual expense consisted of $5.3 million representing an impairment loss on the expected sale of the recycling equipment business and portions of the professional fertilizer business, and $4.0 million for special residential business marketing programs. These programs consisted of rebates and co-op advertising credits designed to reduce certain residential business field inventories by providing incentives to increase retail sales in preparation for anticipated changes in warehousing and transportation.

INTEREST EXPENSE

FISCAL 1999 COMPARED WITH FISCAL 1998

    Interest expense was $23.9 million in fiscal 1999 compared to $25.4 million in fiscal 1998, a decrease of 6.0 percent. This decrease was due to lower average debt in fiscal 1999 compared to fiscal 1998 as a result of improved asset management. Management expects fiscal 2000 interest costs to rise compared to fiscal 1999 due to higher interest rates as well as anticipated higher average inventory levels and capital additions planned for fiscal 2000.

FISCAL 1998 COMPARED WITH FISCAL 1997

    Interest expense was $25.4 million in fiscal 1998 compared to $19.9 million in fiscal 1997, an increase of 27.8 percent. Higher average working capital levels, as a result of higher inventory, and incremental cash and debt required for the acquisitions of Exmark and Drip In, contributed to the increase in interest expense.

OTHER INCOME, NET

FISCAL 1999 COMPARED WITH FISCAL 1998

    Other income, net was $6.5 million in fiscal 1999 compared to $8.5 million in fiscal 1998. Higher amounts of currency losses in fiscal 1999 accounted for the decline as did the higher base in fiscal 1998 resulting from a favorable settlement of a trade secret lawsuit and recoveries of previous write-offs of note receivables. These decreases were partially offset by a payment for the sale of the residential lighting business and higher levels of interest income.

FISCAL 1998 COMPARED WITH FISCAL 1997

    Other income, net, was $8.5 million in fiscal 1998 compared to $7.9 million in fiscal 1997. The increase was mainly attributed to a favorable settlement of a trade secret lawsuit.

OPERATING PROFIT (LOSS) BY SEGMENT

    Operating profit (loss) by segment is defined as earnings (loss) from operations plus other income, net for the residential and professional segments. The other segment operating loss includes earnings (loss) from operations, corporate activities, other income, net, and interest expense.

FISCAL 1999 COMPARED WITH FISCAL 1998

    Professional—Operating profit in fiscal 1999 was $112.9 million compared to $78.3 million in fiscal 1998, an increase of 44.3 percent. This profit improvement resulted from increased sales, higher gross margins mainly from improved manufacturing processes at the El Paso, Texas facility that helped reduce costs, lower levels of restructuring and other unusual expense, and the sale of nonprofitable product lines.

    Residential—Operating profit in fiscal 1999 was $21.2 million compared to a loss of $15.1 million in fiscal 1998. This improvement resulted from increased volume, improved manufacturing processes at the company's El Paso, Texas facility that helped reduce costs, and lower levels of restructuring and other unusual expense. Overall, the residential business recovery plans put in place in fiscal 1998 are working well, resulting in significantly improved operating results for fiscal 1999.

    Other—Operating loss in fiscal 1999 was $76.7 million compared to $56.4 million in fiscal 1998. This increase was due to higher incentive compensation expenses and information systems costs discussed above as well as the reversal of gross profit previously recorded with respect to sales of Toro products to three Toro distributors discussed previously.

FISCAL 1998 COMPARED WITH FISCAL 1997

    Professional—Operating profit in fiscal 1998 was $78.3 million compared to $76.8 million in fiscal 1997, an increase of 2.0 percent. This increase was due to increased sales partially offset by higher manufacturing expenses related to cost overruns at the El Paso, Texas facility and costs related to restructuring and other unusual expense.

    Residential—Operating loss in fiscal 1998 was $15.1 million compared to profit of $28.4 million in fiscal 1997. This change resulted from decreased sales levels, higher manufacturing expenses related to cost overruns at the El Paso, Texas facility, and higher costs related to restructuring and other unusual expense.

    Other—Operating loss in fiscal 1998 was $56.4 million compared to $44.8 million in fiscal 1997. This was due to increased costs for corporate expenses and interest expense.

PROVISION FOR TAXES

FISCAL 1999 COMPARED WITH FISCAL 1998

    The effective tax rate for fiscal 1999 was 39.0 percent compared to 39.5 percent in fiscal 1998. The decline in the tax rate was due to an increase in benefits received from the company's foreign sales corporation. The company has determined that it is not necessary to establish a valuation reserve for deferred income tax benefit because it believes that the net deferred income tax asset of $49.8 million will be realized principally through carrybacks to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income.

    The tax rate for fiscal 2000 is expected to decline to 37.5 percent due to tax minimization projects. The company has implemented several tax-planning strategies, which the company believes will result in a lower effective tax rate in future years.

FISCAL 1998 COMPARED WITH FISCAL 1997

    The effective tax rate for fiscal 1998 and fiscal 1997 was 39.5 percent.

NET EARNINGS

FISCAL 1999 COMPARED WITH FISCAL 1998

    Net earnings were $35.1 million in fiscal 1999 compared to $4.1 million in fiscal 1998. Dilutive earnings per share were $2.64 in fiscal 1999 compared to $0.31 in fiscal 1998. Earnings were up significantly from fiscal 1998 due to increased sales, improved manufacturing efficiencies, and lower restructuring and other unusual expenses.

FISCAL 1998 COMPARED WITH FISCAL 1997

    Net earnings were $4.1 million in fiscal 1998 compared to $34.8 million in fiscal 1997 after the effect of an extraordinary loss of $1.7 million on the early retirement of debt in fiscal 1997. Dilutive earnings per share were $0.31 in fiscal 1998 compared to $2.80 after the extraordinary loss of $0.13 in fiscal 1997. Earnings in fiscal 1998 were down sharply from fiscal 1997 due to a significant decrease in residential sales, restructuring and other unusual expense of $15.0 million, and lower operating margins due to manufacturing inefficiencies experienced in the consolidation of manufacturing to the El Paso, Texas facility.

FINANCIAL POSITION

WORKING CAPITAL

    Average working capital for fiscal 1999 was $226.6 million compared to $230.0 million for fiscal 1998, a decrease of 1.4 percent. Average working capital as a percent of sales was 17.8 percent in fiscal 1999 and 20.7 percent in fiscal 1998. The decrease in average working capital was due primarily to lower average inventory, increased accruals for incentive and profit sharing expenses, and higher marketing accruals related to increased sales. This was slightly offset by higher average net accounts receivable and lower average short-term debt.

    Average working capital in fiscal 2000 is planned to increase compared to fiscal 1999. This increase is due to higher planned sales levels and the previously announced distributor acquisition in fiscal 2000. Toro also plans on carrying higher levels of average inventory during fiscal 2000 as compared to fiscal 1999 to address its manufacturing capacity constraints for certain product lines during the spring and summer months.

LONG TERM ASSETS

    Long-term assets at October 31, 1999 were $255.4 million compared to $244.6 million at October 31, 1998, an increase of $10.8 million. Net property, plant, and equipment decreased by $3.0 million due to write-offs related to the closure of certain manufacturing facilities. Goodwill and other assets increased $8.7 million over fiscal 1998 mainly as a result of a contingent payment made in connection with the company's acquisition of Exmark in fiscal 1998.

CAPITAL STRUCTURE

    Long-term debt at October 31, 1999 was $196.2 million compared to $197.4 million at October 31, 1998, a decrease of $1.2 million. The total debt to capital ratio was 47.5 percent in fiscal 1999 compared to 46.4 percent in fiscal 1998. The increase in debt to capital ratio was due mainly to the increase in working capital at October 31, 1999 compared to October 31, 1998.

    Total capitalization at October 31, 1999 consisted of $196.2 million of long-term debt, $56.5 million of short-term debt, and $279.7 million of stockholders' equity.

LIQUIDITY AND CAPITAL RESOURCES

    Cash Flow—Cash provided by operating activities decreased by $7.5 million from fiscal 1998 due primarily to the increase in accounts receivable as a result of higher sales volumes in the fourth quarter of fiscal 1999 compared to the fourth quarter of fiscal 1998. In addition, the accounts receivable balance at October 31, 1998 was abnormally low. This was partially offset by higher net earnings in fiscal 1999 compared to fiscal 1998.

    Cash used in investing activities was lower in fiscal 1999 compared to fiscal 1998 due to $17.2 million in cash purchase prices for Exmark and Drip In. In addition, property, plant, and equipment expenditures were down comparatively by $4.1 million due mainly to lower spending for corporate facility remodeling projects.

    Cash used in financing activities decreased due to higher levels of stock repurchases during fiscal 1999 offset by higher short-term debt at October 31, 1999 compared to short-term debt at October 31, 1998. However, average short-term debt in fiscal 1999 was $121.8 million compared to $143.2 million in fiscal 1998, an improvement of $21.4 million.

    Cash and cash equivalents were $11.9 million higher at October 31, 1999 compared to October 31, 1998 due to the timing of year end, which ended on a Sunday resulting in cash received on Saturday that was not available to pay down short-term debt. This also contributed to the higher short-term debt at October 31, 1999 compared to October 31, 1998.

    Management believes that the combination of funds available through its existing financing arrangements, coupled with forecasted cash flows, will provide the necessary capital resources for the company's anticipated working capital, capital additions, acquisitions, and stock repurchases in the next fiscal year.

    Capital Spending for Fiscal 2000—Capital spending in fiscal 2000 is planned to be approximately $51.0 million. Significant planned expenditures include investments in manufacturing equipment and tooling. It is anticipated that fiscal 2000 capital expenditures will be financed primarily with funds from operations.

    Share Repurchase Plan—In October 1998, the Board of Directors authorized the company to repurchase 1.0 million shares of common stock. At October 31, 1999, the company had approximately 223,100 shares remaining under the repurchase authorizations. This repurchase program is used to issue shares in connection with acquisitions and employee compensation plans so that outstanding shares are kept constant and the impact on net earnings per share is minimal.

    In fiscal 1999, the company repurchased 876,800 shares of common stock on the open market for $29.2 million at an average price of $33.26 per share. The company repurchased 100,000 shares for $1.7 million in fiscal 1998 and 232,000 shares for $8.0 million in fiscal 1997.

    Credit Lines and Other Capital Resources—The company's U.S. seasonal working capital requirements are funded with $267.0 million of committed unsecured bank credit lines. In addition, the company's non-U.S. operations maintained unsecured short-term lines of credit of $18.7 million. The company also has bankers' acceptance agreements under which an additional $40.0 million of credit lines are available. At October 31, 1999, the company had $269.2 million of unutilized availability under these credit lines. Average borrowings under these lines were $121.8 million in fiscal 1999 and $143.2 million in fiscal 1998. The decrease in average short-term debt was mainly the result of improved asset management in fiscal 1999. Interest expense on these credit lines are based on LIBOR plus a basis point spread defined in the current loan agreements.

    The company's business is seasonal, with accounts receivable balances historically increasing between January and April as a result of extended payment terms made available to the company's customers, and decreasing between May and December when payments become due. The company's peak borrowing usually occurs between February and May. The seasonal working capital requirements are financed primarily with short-term financing arrangements described above.

INFLATION

    The company is subject to the effects of changing prices. However, the company is not currently experiencing any material effects of rising costs. The company attempts to deal with inflationary pressures through a combination of internal cost reduction efforts and selected increases in selling prices of certain products.

ACQUISITIONS AND STRATEGIC ALLIANCES

    During fiscal 1999, Toro completed a number of acquisitions and strategic alliances. The company completed the purchase of two U.S. midwestern-based distributors and signed an agreement to purchase another midwestern-based distributor, which was completed in the first quarter of fiscal 2000. These companies distribute outdoor beautification equipment and systems to the professional market, and two of these companies also distribute products to the residential market.

    Toro also became an equity partner in ProShot Golf, Inc., a California-based provider of information and communication products to the golf industry, featuring Global Positioning Satellite (GPS)-based measurement and course management systems, primarily for golf carts.

    Toro also purchased the assets of Multi-Core Aerators Limited, a European distributor of large turf aeration equipment. Multi-Core Aerators augments Toro's full-line of turf aeration equipment and is expected to have an immediate appeal to the company's customer base. Toro also acquired the technology and manufacturing rights for battery-operated valves and remote, hand-held controllers for irrigation products from a French manufacturer. The technology will be incorporated into both the Toro and Irritrol Systems product lines.

    Also in fiscal 1999, Toro and Maruyama Manufacturing Company, Inc. announced a four-year extension of their 1996 agreement to sell hand-held landscaping equipment under the Toro brand through the year 2003. Toro also announced an alliance with Hardi International, a subsidiary of Denmark-based Cheminova Holding A/S, to expand the Toro sprayer line to the turf market.

    In fiscal 1998, the company completed the acquisition of Drip In. Headquartered in Madera, California, Drip In manufactures agricultural micro-irrigation products. In addition, the company acquired Exmark, a leading manufacturer of equipment for the professional landscape contractor industry. Exmark is headquartered in Beatrice, Nebraska and produces mid-sized walk power mowers and zero-turning radius riding mowers for professional contractors.

MARKET CONDITIONS AND OUTLOOK

    Toro expects the markets it serves to continue to be healthy in fiscal 2000, assuming somewhat normal weather and economic conditions. Toro is focused foremost on serving its customers and plans to accomplish this through an integrated business plan incorporating new product introductions, new and refined distribution channel strategies, expansion of markets, and acquisitions.

    The professional markets in which Toro operates are generally healthy and expected to grow. A comprehensive array of new products in the professional business should provide strong growth in this segment in fiscal 2000 and the near term. The golf course industry, Toro's oldest customer, continues to expand as the game of golf gains popularity with traditional and new player groups. New course openings are expected to be at or near the record rate of the past several years, and Toro also expects to benefit from renovations of existing courses. Toro partnered with the governing bodies of golf to help create The First Tee, a program to make golf affordable and accessible for young people today and foster a healthy market in the future.

    Toro has a strategic multi-brand strategy for the landscape industry, one of the fastest growing markets in the professional sector. Toro brand maintenance equipment has a solid share of the market and a bright outlook, as does the Toro Dingo compact utility loader. In 2000, Toro will expand the Dingo line with the Dingo TX, a tracked version of the compact utility loader. Exmark, Toro's other brand of landscape maintenance equipment, has strong relationships with its customers and is positioned to continue its outstanding sales and profitability contribution. The market for contractor-installed irrigation products is expected to continue to be strong during the upcoming fiscal 2000 season, and Toro and Irritrol brands are positioned for strong seasons. These multi-brand approaches give Toro a diversity and breadth of product lines and delivery systems for a balanced approach to the market.

    The growth potential of the agricultural irrigation industry is promising and Toro remains committed to being a vital supplier of water management products to this growing industry. Although this market continues to feel pricing pressures, Toro Ag Irrigation has expanded and diversified manufacturing around the world and is positioned to grow in this industry.

    Toro's residential segment rebounded strongly in fiscal 1999 with a dramatic sales and profitability turnaround. Toro's residential segment benefited from a profit improvement program begun by Toro in fiscal 1998. Toro's profit improvement program delivered $15 million of an estimated $20 million of annual savings expected to be achieved by the end of fiscal 2000. Consumers enthusiastically received Toro's revolutionary new lawn mower, the Toro Personal Pace. In fiscal 2000, the company hopes to continue this positive momentum by introducing the Toro Personal Pace lawn mower into international markets, primarily in Europe. Toro is also committed to support channel growth strategies, and intends to build upon its multi-channel distribution strategy as home centers expand, which could add as many as 300 new outlets in fiscal 2000 for the Toro Personal Pace. Toro electric home solutions and DIY irrigation products also benefited from expansion of product placement into new and existing outlets in fiscal 1999, which is expected to continue into fiscal 2000. This combined with new products should benefit future sales. Toro snowthrower sales were up in fiscal 1999, reducing inventory levels and positioning the company for another good snowthrower season in 1999-2000, even if snowfalls are moderate.

    The outlook for the international sector is cautiously optimistic for fiscal 2000. The European and Canadian markets are expected to be strong, particularly for professional equipment. Toro was recently named the official provider of turf equipment and irrigation to the European PGA Tour. Toro expects its Australian operations to benefit from restructuring actions undertaken in fiscal 1999. Asian markets also appear to be showing some signs of strengthening for fiscal 2000.

    Toro's distribution network is an important part of its growth, and the company has taken aggressive plans to ensure this worldwide network is viable for the future. Toro owned three distributors at year end and completed the purchase of a fourth distributor in the first quarter of fiscal 2000. Ultimately, the company plans to use these Toro-owned distributors to develop a model of distribution intended to define best practices for customer service and train professional managers for the future. This model is intended to be adopted throughout the Toro independently owned network of domestic and international distributors.

    Overall, Toro is expecting a year of balanced growth in sales and profitability in fiscal 2000, while keeping a cautionary eye on the weather and world economies.

MARKET RISK

    Toro is exposed to market risk stemming from changes in interest rates, foreign exchange rates, and commodity prices. Changes in these factors could cause fluctuations in the company's net earnings and cash flows. In the normal course of business, Toro actively manages the exposure of certain market risks by entering into various hedging transactions, authorized under company policies that place controls on these activities. The company's hedging transactions involve the use of a variety of derivative instruments. Toro uses derivatives only to attempt to limit underlying exposure to interest rate or currency fluctuations, and not for trading or speculative purposes.

    Foreign Exchange Rate Risk—The company is exposed to foreign currency exchange risk arising from transactions entered into in the normal course of business. To mitigate the risk from foreign currency exchange rate fluctuations in those transactions, the company will generally enter into forward currency exchange contracts for the purchase or sale of a currency. Decisions on whether to use such forward currency exchange contracts are made based on the amount of exposure to the currency involved, and an assessment of the near-term market value for each currency. These hedge instruments are managed to reduce the risk associated with the exposure being hedged and are designated as a hedge at the inception of the contract. Accordingly, changes in market values of these hedge instruments are highly correlated with changes in market values of underlying hedged items both at inception of the hedge and over the life of the hedge contract. The company's primary exchange rate exposure is with various European currencies, including the euro, the Japanese yen, the Australian dollar, and the Canadian dollar against the U.S. dollar. Gains and losses on foreign currency contracts are recorded in the Consolidated Statements of Earnings and Comprehensive Income.

    The following forward exchange contracts held by the company all have maturity dates in fiscal 2000. All items are non-trading and stated in U.S. dollars. The average contracted rate, notional amount, and fair value impact at October 31, 1999 were as follows:

Dollars in thousands (except average contracted rate)	Average Contracted Rate	Notional Amount	Fair Value Impact Gain (Loss)
Buy US $/Sell Australian dollar	.6502	$11,159.3	$178.1
Buy US $/Sell Canadian dollar	1.4872	6,253.4	(100.9)
Buy US $/Sell British pound	.6225	1,478.0	(34.4)
Buy German mark/Sell US $	1.8436	1,627.3	5.8
Buy Japanese yen/Sell US $	114.8800	6,963.6	889.3

    Interest Rate Risk—The company's interest rate exposure results from short-term rates, primarily LIBOR-based debt from commercial banks. Toro currently does not use interest rate swaps to mitigate the impact of fluctuations in interest rates because the existing agreement is favorable compared to similar types of borrowing arrangements at current market credit spreads based on points over LIBOR. At October 31, 1999, the financial liabilities of the company exposed to changes in interest rates consisted mainly of $56.5 million of short-term debt outstanding. Assuming a hypothetical increase of 1 percent (100 basis points) in short-term interest rates with all other variables remaining constant, interest expense would have increased $1.2 million in fiscal 1999. Included in long-term debt is $196.2 million of fixed rate debt, which is not subject to interest rate risk. At October 31, 1999, the estimated fair value of long-term debt with fixed interest rates was $185.9 million compared to its carrying value of $196.2 million. The fair value is estimated by discounting the projected cash flows using the rate at which similar amounts of debt could currently be borrowed. Assuming a hypothetical increase of 1 percent (100 basis points) in applicable interest rates, the estimated fair value of long-term debt would decrease by $13.8 million.

    Commodities—Certain raw materials used in the company's products are exposed to commodity price changes. Toro manages this risk by using purchase orders and long-term agreements. The primary commodity price exposures are with aluminum, steel, and plastic resin.

YEAR 2000 ISSUE

    During fiscal 1999, Toro continued its company-wide program to prepare the company's computer systems for year 2000 compliance. The year 2000 issue relates to computer systems that use the last two digits rather than all four to define a year and whether such systems would properly and accurately process information when the year changed to 2000.

    At the date of this report, the company had not yet experienced any material problems related to the year 2000. A few issues were discovered, but the problems were resolved with no major disruption to the company's business operations. The company has not become aware of any significant year 2000 issues affecting the company's major customers or suppliers. The company also has not received any material complaints regarding any year 2000 issues related to its products.

    Year 2000 related costs through January 7, 2000 were approximately $2.5 million and have been expensed as incurred. These costs included contractor support, implementation of an Enterprise Resource Planning (ERP) software package for the company's recently acquired businesses, telephone system upgrades, software modifications for irrigation systems, and business unit system upgrades. The remaining estimated cost to address any additional year 2000 problems is deemed immaterial. No significant information system projects were deferred to accommodate the year 2000 issues.

EURO CURRENCY

    Beginning in January 1999, the European Monetary Union (EMU) entered into a three-year transition phase during which a common currency called the euro is being introduced in participating countries. Initially, this new currency is being used for financial transactions, and progressively, it will replace the old national currencies that will be withdrawn by July 2002. The transition to the euro currency has involved changing budgetary, accounting, contracts, and fiscal systems in companies and public administrations, as well as simultaneous handling of parallel currencies and conversion of legacy data. Uncertainty exists as to the effects the conversion to the euro currency will have on the marketplace, including more transparent price differences on goods in the European countries.

    One of the issues for the company is the competitive impact on Toro distributor sales and Toro direct sales, and financial support given to distributors amongst the countries in the European Union (EU). The company is planning on proposing a euro list price strategy to its European distribution affected by this change in 2000. The company does not have sufficient experience with the new currency to predict how it will affect its operations, cash flows, or financial condition in future periods.

    The company continued its program to evaluate whether the company's computer systems and programs will experience operational problems when the euro is fully implemented. The company's European subsidiaries' financial systems have completed initial testing and no problems were discovered in their ability to function using the euro. These subsidiaries began disclosing the euro value on each customer's invoice in January 1999 and will continue with that process into fiscal 2000. The current plan is to begin parallel reporting with the current functional currency of the European subsidiary and euros in 2000.

    Based on its evaluation to date, management currently believes that, while the company will incur internal and external costs to adjust to the euro, such costs are not expected to have a material impact on operations, cash flows, or the financial condition of the company and its subsidiaries, taken as a whole, in future periods.

FORWARD-LOOKING STATEMENTS

    This annual report contains not only historical information, but also forward-looking statements regarding expectations for future company performance. Statements that are not historical are forward-looking and are made pursuant to the Private Securities Litigation Reform Act of 1995. When used by or on behalf of the company, the words "expect", "anticipate", "believe", "intend", and similar expressions generally identify forward-looking statements.

    Forward-looking statements involve risks and uncertainties. These uncertainties include factors that affect all businesses operating in a global market, as well as matters specific to the company and the markets it serves. Particular risks and uncertainties facing the company at the present include inflationary pressures and rising interest rates that could slow the economic growth that has been important to the growth of the company's professional businesses, including golf, agricultural irrigation, and landscape contractor markets; the company's ability to develop and manufacture new and existing products based on existing investments in manufacturing capacity and engineering; market acceptance of existing and new products relative to expectations and based on current commitments to fund advertising and promotions; the company's ability to acquire, develop, and integrate new businesses and manage alliances successfully; increased competition in the company's businesses from competitors that have greater financial resources, including competitive pricing pressures; changing buying patterns affecting the company's residential segment, including but not limited to a trend away from purchases at dealer outlets to price and value sensitive purchases at hardware stores, home centers, and mass retailers; potential impact of the Internet and e-commerce on the company's business; changes in distributor ownership; the company's expansion into selected home center markets and effects on other product lines; unforeseen difficulties in the implementation of strategies to use outside providers for warehousing and transportation services; changes in distributors', dealers', home centers', or mass retailers' purchasing practices; loss of, or a significant reduction in, sales through a significant distribution channel; the company's ability to cost-effectively open new, and expand existing, manufacturing facilities; the company's ability to manage costs and capacity constraints at its manufacturing facilities; socio-economic conditions in certain international markets; the degree of success from restructuring actions undertaken at the Australian subsidiary; the continuing relative strength of the dollar against certain currencies, which increases the cost of the company's products in foreign markets and impairs its ability to increase prices; the decline of the U.S dollar against the Japanese yen, which increases costs of certain inventory components that in turn could negatively affect gross margins; competitive implications and price transparencies related to the euro conversion; whether the 1998 profit improvement plan will continue to be successful in reducing costs and improving margins and use of assets; the ability to retain and hire quality employees; the impact of new accounting standards; and threatened or pending litigation on matters relating to patent infringement.

    In addition, the company is subject to risks and uncertainties facing its industry in general, including changes in business and political conditions and the economy in general in both foreign and domestic markets; weather conditions affecting demand, including warm winters and wet spring and dry summer weather; unanticipated problems or costs associated with the transition of European currencies to the common euro currency; a slowing in housing starts or new golf course starts; inability to raise prices of products due to market conditions; changes in market demographics; actions of competitors; any material, undisclosed problems with the company's suppliers, customers, creditors, government agencies, public utility providers, and financial service organizations related to year 2000 problems; seasonal factors in the company's industry; unforeseen litigation; government action, including budget levels, regulation, and legislation, primarily legislation relating to the environment, commerce, infrastructure spending, health, and safety; availability of raw materials; and the company's ability to maintain good relations with its union employees.

    The company wishes to caution readers not to place undo reliance on any forward-looking statement and to recognize that the statements are not predictions of actual future results. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning the company and its businesses, including factors that potentially could materially affect the company's financial results, may have been involved in developing forward-looking statements. Toro assumes no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

THE TORO COMPANY
SELECTED FINANCIAL DATA

	Years Ended
									3 Months Ended October 31 1995		Year Ended July 31 1995
	October 31 1999		October 31 1998(2)		October 31 1997(3)		October 31 1996
	(Dollars and shares in thousands, except per share data)
OPERATING RESULTS:
Net sales	$1,274,997		$1,110,434		$1,051,204		$930,909		$192,278		$932,853
Net sales growth from prior year(5)	14.8%		5.6%		12.9%		(0.2)%		—		17.4%
Gross profit percentage	36.0%		34.6%		36.9%		36.7%		37.3%		35.9%
Earnings from operations(1)	$74,888		$23,716		$72,347		$63,439		$6,655		$64,821
Interest expense	23,913		25,428		19,900		13,590		2,532		11,902
Net earnings, before extraordinary loss	35,059		4,090		36,508		36,409		3,997		36,667
Percentage of net sales	2.7%		0.4%		3.5%		3.9%		2.1%		3.9%
Net earnings(4)	$35,059		$4,090		$34,845		$36,409		$3,997		$36,667
Basic earnings per share	2.72		0.32		2.88		3.00		0.33		2.92
Dilutive earnings per share(4)	2.64		0.31		2.80		2.90		0.32		2.81
Return on average stockholders' equity	12.9%		1.6%		15.3%		18.0%		2.1%		20.7%
SUMMARY OF FINANCIAL POSITION:
Current assets	$531,742		$479,437		$472,044		$405,001		$386,259		$381,610
Current liabilities	305,805		258,210		237,833		207,857		221,173		212,659
Working capital	225,937		221,227		234,211		197,144		165,086		168,951
Total assets	787,178		723,991		661,634		496,877		472,653		468,315
Long-term debt	196,237		197,424		178,015		53,365		68,699		81,025
Stockholders' equity	279,663		263,399		241,163		213,567		190,892		185,471
Debt to capitalization ratio	47.5%		46.4%		47.6%		30.7%		36.6%		35.8%
OTHER STATISTICAL DATA:
EBITDA(1)(6)	$120,491		$69,229		$111,122		$91,940		$12,728		$90,254
Capital expenditures	29,842		33,893		37,023		21,389		3,302		28,162
Depreciation and amortization expense	39,105		37,040		30,878		18,170		3,590		17,240
Book value per share of common stock	22.25		20.63		19.79		17.75		15.69		15.40
Dividends per share of common stock	.48		.48		.48		.48		.12		.48
Number of shares of common stock outstanding	12,569		12,770		12,189		12,032		12,168		12,040
Number of common stockholders	6,162		6,364		6,560		6,841		7,243		7,347
Market price range—
High	$39	1/2	$46	5/16	$43	3/4	$36	1/4	$32	1/4	$30	3/8
Low	22	3/16	16	1/2	31	1/2	28	3/8	28	1/8	21	5/8
Average number of employees	4,923		4,695		4,309		3,610		3,638		3,626

(1)
Fiscal 1999, 1998, and 1997 earnings from operations and EBITDA includes restructuring and other unusual expense of $1.7 million, $15.0 million, and $2.6 million, respectively.

(2)
The company's consolidated financial statements include results of operations of Exmark from November 1, 1997 and Drip In from February 1, 1998, the dates of acquisition.

(3)
The company's consolidated financial statements include results of operations of the James Hardie Irrigation Group from December 1, 1996, the date of acquisition.

(4)
Fiscal 1997 net earnings and dilutive earnings per share data includes the extraordinary loss on early retirement of debt of $1.7 million or $0.13 per dilutive share.

(5)
Sales growth from prior year for October 31, 1996 was compared to that year ended July 31, 1995.

(6)
Earnings before interest, taxes, depreciation, amortization, and extraordinary loss.

THE TORO COMPANY
REPORT OF MANAGEMENT

The Stockholders and Board of Directors
The Toro Company:

    Management is responsible for the integrity and objectivity of the financial information included in this report. The financial statements have been prepared in accordance with generally accepted accounting principles. Where necessary, the financial statements reflect estimates based on management judgment.

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

    Our independent auditors, KPMG LLP, in their audit of The Toro Company's consolidated financial statements, considered the internal control structure of the company to gain a basic understanding of the accounting system in order to design an effective and efficient audit approach, not for the purpose of providing assurance on the system of internal control.

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

/s/ Kendrick B. Melrose

Kendrick B. Melrose
Chairman of the Board
and Chief Executive Officer

/s/ Stephen P. Wolfe

Stephen P. Wolfe
Vice President Finance, Treasurer
and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
The Toro Company:

    We have audited the accompanying consolidated balance sheets of The Toro Company and subsidiaries as of October 31, 1999 and 1998, and the related consolidated statements of earnings and comprehensive income, and cash flows for each of the years in the three year period ended October 31, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Toro Company and subsidiaries as of October 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three year period ended October 31, 1999 in conformity with generally accepted accounting principles.

Minneapolis, Minnesota
December 13, 1999

                      /s/ KPMG LLP

THE TORO COMPANY
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

	Years ended October 31
	1999	1998	1997
	(Dollars and shares in thousands, except per share data)
Net sales	$1,274,997	$1,110,434	$1,051,204
Cost of sales	815,408	726,118	663,167

Gross profit	459,589	384,316	388,037
Selling, general, and administrative expense	382,969	345,558	313,090
Restructuring and other unusual expense	1,732	15,042	2,600

Earnings from operations	74,888	23,716	72,347
Interest expense	(23,913)	(25,428)	(19,900)
Other income, net	6,498	8,473	7,897

Earnings before income taxes and extraordinary loss	57,473	6,761	60,344
Provision for income taxes	22,414	2,671	23,836

Net earnings before extraordinary loss	35,059	4,090	36,508
Extraordinary loss, net of income tax benefits of $1,087	—	—	1,663

Net earnings	$35,059	$4,090	$34,845

Basic net earnings per share of common stock before extraordinary loss	$2.72	$0.32	$3.02
Extraordinary loss per share, net of income tax benefit	—	—	0.14

Basic net earnings per share of common stock	$2.72	$0.32	$2.88

Dilutive net earnings per share of common stock before extraordinary loss	$2.64	$0.31	$2.93
Extraordinary loss per share, net of income tax benefit	—	—	0.13

Dilutive net earnings per share of common stock	$2.64	$0.31	$2.80

Weighted average number of shares of common stock outstanding—
Basic	12,879	12,794	12,095
Weighted average number of shares of common stock outstanding—
Dilutive	13,278	13,198	12,466

COMPREHENSIVE INCOME:
Net earnings	$35,059	$4,090	$34,845
Other comprehensive loss	(1,255)	(1,448)	(4,521)

Comprehensive income	$33,804	$2,642	$30,324

The financial statements should be read in conjunction with the
Notes to Consolidated Financial Statements.

THE TORO COMPANY
CONSOLIDATED BALANCE SHEETS

	October 31
	1999	1998
	(Dollars in thousands, except per share data)
ASSETS
Cash and cash equivalents	$11,960	$90
Receivables:
Customers	272,554	246,504
Other	3,013	4,246

Subtotal	275,567	250,750
Less allowance for doubtful accounts	7,223	9,324

Total receivables	268,344	241,426
Inventories, net	204,430	184,306
Prepaid expenses and other current assets	6,116	14,618
Deferred income taxes	40,892	38,997

Total current assets	531,742	479,437

Property, plant, and equipment:
Land and land improvements	12,397	12,130
Buildings and leasehold improvements	85,244	85,392
Equipment	256,167	233,017

Subtotal	353,808	330,539
Less accumulated depreciation	229,636	203,402

Total property, plant, and equipment	124,172	127,137

Deferred income taxes	8,876	3,763
Goodwill and other assets	122,388	113,654

Total assets	$787,178	$723,991

LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt	$637	$580
Short-term debt	56,461	31,000
Accounts payable	65,543	65,273
Accrued warranties	51,866	46,344
Accrued advertising and marketing programs	36,820	30,118
Accrued compensation and benefit costs	53,354	36,344
Other accrued liabilities	41,124	48,551

Total current liabilities	305,805	258,210

Long-term debt, less current portion	195,600	196,844
Other long-term liabilities	6,110	5,538
Stockholders' equity:
Common stock, par value $1.00, authorized 35,000,000 shares, issued and outstanding 12,569,309 shares at October 31, 1999 (net of 938,746 treasury shares) and 12,769,560 shares at October 31, 1998 (net of 738,495 treasury shares)	12,569	12,770
Additional paid-in capital	45,343	56,546
Retained earnings	229,532	200,609
Accumulated comprehensive loss	(7,781)	(6,526)

Total stockholders' equity	279,663	263,399

Total liabilities and stockholders' equity	$787,178	$723,991

The financial statements should be read in conjunction with the
Notes to Consolidated Financial Statements.

THE TORO COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended October 31
	1999	1998	1997
	(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$35,059	$4,090	$34,845
Adjustments to reconcile net earnings to net cash provided by operating activities:
Extraordinary loss on early extinguishment of debt	—	—	1,663
Provision for depreciation and amortization	39,105	37,040	30,878
Loss on disposal of property, plant, and equipment	193	789	573
Change in deferred income taxes	(7,008)	1,229	2,053
Tax benefits related to employee stock option transactions	573	491	2,611
Changes in operating assets and liabilities:
Receivables, net	(23,093)	26,391	15,067
Inventories, net	(12,603)	(12,755)	1,353
Prepaid expenses and other current assets	8,563	(3,629)	(6,595)
Accounts payable and accrued expenses	20,823	15,448	1,425

Net cash provided by operating activities	61,612	69,094	83,873

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(29,842)	(33,893)	(37,023)
Proceeds from disposal of property, plant, and equipment	541	3,956	1,163
(Increase) decrease in investments in affiliates	(3,017)	(944)	119
(Increase) decrease in other assets	(769)	15	(12,903)
Acquisition of James Hardie Irrigation, net of cash acquired	—	—	(118,030)
Other acquisitions, net of cash acquired	(4,067)	(17,173)	—

Net cash used in investing activities	(37,154)	(48,039)	(166,674)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (repayments) of short-term debt	20,841	(10,000)	(2,627)
Proceeds from issuance of long-term debt	—	—	175,000
Repayments of long-term debt	(1,578)	(3,808)	(50,350)
Payments of debt issue costs and prepayment penalty	—	—	(5,770)
Increase (decrease) in other long-term liabilities	572	(50)	—
Net payments for termination of interest rate swap agreements	—	—	(23,650)
Proceeds from exercise of stock options	4,133	2,219	8,407
Purchases of common stock	(29,165)	(1,724)	(7,952)
Dividends on common stock	(6,136)	(6,162)	(5,794)

Net cash (used in) provided by financing activities	(11,333)	(19,525)	87,264

Foreign currency translation adjustment	(1,255)	(1,448)	(4,521)

Net increase (decrease) in cash and cash equivalents	11,870	82	(58)
Cash and cash equivalents at beginning of the fiscal year	90	8	66

Cash and cash equivalents at end of the fiscal year	$11,960	$90	$8

Supplemental disclosures of cash flow information:
Cash paid during the fiscal year for:
Interest	$24,090	$24,363	$16,829
Income taxes	21,838	3,345	25,459
Stock issued in connection with an acquisition	13,055	24,770	—
Debt issued in connection with an acquisition	—	15,761	—

The financial statements should be read in conjunction with the
Notes to Consolidated Financial Statements.

THE TORO COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED DATA

NATURE OF OPERATIONS

    The principal business of The Toro Company and all wholly owned and majority-owned domestic and foreign subsidiaries ("Toro" or "the company") is the development, manufacture, and selling of outdoor beautification equipment and systems used in the residential and professional markets. Toro products are sold through a network of distributors, dealers, hardware stores, home centers, and mass retailers.

BASIS OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the company. The company records its investment in each unconsolidated affiliated company (20 to 50 percent ownership) at its related equity in the net assets of such affiliate and other investments (less than 20 percent ownership) are recorded at cost. All material intercompany accounts and transactions have been eliminated from the consolidated financial statements.

CASH AND CASH EQUIVALENTS

    The company considers all highly liquid investments purchased with a maturity of 3 months or less to be cash equivalents. At October 31, 1998, the company had $12,951,000 included in trade payables that represented the reclassification of outstanding checks in excess of related bank balances. There were no such amounts on October 31, 1999.

INVENTORIES

    Inventories are valued at the lower of cost or net realizable value with cost determined by the last-in, first-out (LIFO) method for most inventories.

    Inventories at October 31 were as follows:

	1999	1998
	(Dollars in thousands)
Raw materials and work in progress	$104,676	$97,248
Finished goods	142,028	128,747

	246,704	225,995
Less LIFO and other reserves	42,274	41,689

Total	$204,430	$184,306

PROPERTY AND DEPRECIATION

    Property, plant, and equipment are carried at cost. The company provides for depreciation of plant and equipment utilizing the straight-line method over the estimated useful lives of the assets. Buildings, including leasehold improvements, are generally depreciated over 10 to 45 years, and equipment over 3 to 7 years. Tooling costs are generally amortized over 3 to 5 years using the units of production method. Expenditures for major renewals and betterments, which substantially increase the useful lives of existing assets, are capitalized, and maintenance and repairs are charged to operating expenses as incurred. Software is expensed at the time of purchase. Interest is capitalized during the construction period for significant capital projects. During the years ended October 31, 1999 and 1998, the company capitalized $156,000 and $447,000 of interest, respectively.

GOODWILL

    Goodwill is amortized on a straight-line basis over periods ranging from 3 to 20 years. Goodwill totaled $101,986,000 and $91,433,000 at October 31, 1999 and 1998, respectively, net of accumulated amortization of $25,329,000 at October 31, 1999 and $19,368,000 at October 31, 1998.

IMPAIRMENT OF LONG-LIVED ASSETS

    The company reviews long-lived assets, including identifiable intangibles and associated goodwill, for impairment when events or changes in circumstances warrant such a review. An asset is deemed impaired and written down to its fair value if expected associated undiscounted future cash flows are less than its carrying value.

ACCRUED WARRANTIES

    The company provides an accrual for estimated future warranty costs based upon the historical relationship of warranty costs to sales by product line and specific known future costs.

DERIVATIVES

    Derivative financial instruments are used by the company to manage a portion of foreign exchange risks. These financial exposures are managed in accordance with the company's policies and procedures. The company does not hold or issue derivative financial instruments for speculative or trading purposes.

    Foreign exchange contracts are accounted for as hedges to the extent they are designated as, and are effective as, hedges of firm foreign currency commitments. Foreign currency exchange contract gains and losses are included in other income, net on the Consolidated Statements of Earnings and Comprehensive Income.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

    The functional currency of the company's foreign operations is the applicable local currency. The functional currency is translated into U.S. dollars for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The translation adjustments are deferred as a separate component of stockholders' equity captioned accumulated comprehensive loss. Gains or losses resulting from transactions denominated in foreign currencies are included in other income, net on the Consolidated Statements of Earnings and Comprehensive Income.

COMPREHENSIVE INCOME

    In fiscal 1999, the company adopted Statement of Financial Accounting Standard (SFAS) No. 130, Reporting Comprehensive Income. This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income for the company consists of net earnings and foreign currency translation adjustments. The adoption of SFAS No. 130 by the company had no impact on total stockholders' equity. Prior year financial statements have been reclassified to conform to the SFAS No. 130 requirements.

STOCK-BASED COMPENSATION

    SFAS No. 123, "Accounting for Stock-Based Compensation," requires companies to measure employee stock compensation plans based on the fair value method of accounting or to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and provide pro forma footnote disclosures under the fair value method in SFAS No. 123. The company continues to apply the principles of APB No. 25 and has provided pro forma fair value disclosures in Note 9.

ACCOUNTING FOR REVENUES

    Revenue is recognized at the time products are shipped to customers.

ADVERTISING

    General advertising expenditures and the related production are expensed in the period in which costs are incurred or the first time advertising takes place. Cooperative advertising represents expenditures for advertising costs that the company reimburses customers for some or all of their advertising costs. These obligations are accrued and expensed when the related revenues are recognized in accordance with the program established for the various product lines. Advertising costs were $36,209,000, $36,055,000, and $35,220,000 for the fiscal years ended 1999, 1998, and 1997, respectively.

COST OF FINANCING DISTRIBUTOR/DEALER INVENTORY

    As part of distributor/dealer agreements, the company enters into certain inventory repurchase agreements with third party financing companies. The company records sales when product is shipped to distributors, and the distributors then sell product to dealers. The company has only repurchased immaterial amounts of inventory from third party financing companies over the last three years. Any expected inventory that would need to be repurchased has been provided for in the allowance for doubtful accounts. The company was contingently liable to repurchase $3,704,000 at October 31, 1999 of inventory relating to receivables under distributor/dealer financing arrangements.

    Included in selling, general, and administrative expense are costs associated with programs in which the company shares the expense of financing distributor and dealer inventories. This charge represents interest for a pre-established length of time at a predefined rate from a contract with a third party financing source to finance distributor and dealer inventory purchases. These financing arrangements are used by the company as a marketing tool to enable customers to buy inventory. The financing costs for distributor and dealer inventories were $8,497,000, $10,499,000, and $10,192,000 for the fiscal years ended 1999, 1998, and 1997, respectively.

DISTRIBUTION

    Included in selling, general, and administrative expense are costs associated with changes in the company's independent distribution channels. These costs were $577,000, $510,000, and $898,000 for the fiscal years ended 1999, 1998, and 1997, respectively. Those costs associated with business changes are accrued on the basis of historical experience, while costs related to specific changes to the company's independent distribution system are recorded when authorized.

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

NET EARNINGS PER SHARE

    Basic earnings per share is calculated using net earnings available to common stockholders divided by the weighted average number of shares of common stock outstanding during the year plus the assumed issuance of contingent shares. Dilutive earnings per share is similar to basic earnings per share except that the weighted average number of shares of common stock outstanding plus the assumed issuance of contingent shares is increased to include the number of additional shares of common stock that would have been outstanding, such as stock to be issued upon exercise of options, contingently issuable shares, and assumed issuance of restricted shares.

    Reconciliations of basic and dilutive weighted average shares of common stock outstanding are as follows:

BASIC

	Years ended October 31
	1999	1998	1997
Weighted average number of shares of common stock outstanding	12,752,700	12,794,128	12,095,475
Assumed issuance of contingent shares	126,591	—	—

Weighted average number of shares of common stock and assumed issuance of contingent shares	12,879,291	12,794,128	12,095,475

DILUTIVE

	Years ended October 31
	1999	1998	1997
Weighted average number of shares of common stock and assumed issuance of contingent shares	12,879,291	12,794,128	12,095,475
Assumed conversion of stock options, contingently issuable shares, and assumed issuance of restricted shares	398,306	403,548	371,007

Weighted average number of shares of common stock, assumed issuance of contingent and restricted shares, contingently issuable shares, and assumed conversion of options outstanding	13,277,597	13,197,676	12,466,482

ACCOUNTING ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION

    Certain amounts from prior year's financial statements have been reclassified to conform with the current year presentation.

NEW ACCOUNTING PRONOUNCEMENTS

    During fiscal 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

    SFAS 133 establishes new standards for recognizing all derivatives as either assets or liabilities, and measuring those instruments at fair value. The company plans to adopt the new standard beginning with the first quarter of fiscal year 2001, as required. The company is in the process of evaluating SFAS 133 and the impact on the company.

    SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and does not require additional disclosures. The company adopted the SOP in the first quarter of fiscal year 2000, as required. Costs incurred prior to the initial application of the SOP will not be adjusted to conform with SOP 98-1. The adoption of SOP 98-1 is not expected to have a material impact on the company's consolidated financial statements.

    Effective for fiscal 1999, the company adopted SFAS No. 131, which requires reporting information about operating segments, products and services, geographic areas, and major customers. The presentation of segment information reflects the manner in which management organizes segments for making operating decisions and assessing performance. On this basis, the company has determined it has two reportable business segments: Professional and Residential. Prior year amounts have been restated to conform to the current presentation format.

2.  BUSINESS ACQUISITIONS, INVESTMENTS IN AFFILIATES, AND DIVESTITURES

    In fiscal 1999, the company completed the purchase of two midwestern-based distributors and signed an agreement to purchase another midwestern-based distributor, which was completed in the first quarter of fiscal 2000. These companies distribute outdoor beautification equipment and systems to the professional market, and two of these companies also distribute products to the residential market.

    In fiscal 1999, Toro became an equity partner in ProShot Golf, Inc. (ProShot). ProShot is a California-based provider of information and communication products to the golf industry, featuring Global Positioning Satellite (GPS)-based measurement and course management systems, primarily for golf carts.

    In fiscal 1999, Toro purchased the assets of Multi-Core Aerators Limited, a European distributor of large turf aeration equipment. The purchase of Multi-Core Aerators augments Toro's full-line of turf aeration equipment that is expected to have an immediate appeal to the company's customer base. Toro also acquired the technology and manufacturing rights for battery-operated valves and remote, hand-held controllers for irrigation products from a French manufacturer. The technology will be incorporated into both the Toro and Irritrol Systems product lines.

    In fiscal 1998, the company completed the acquisition of Drip In, which manufactures agricultural micro-irrigation products, headquartered in Madera, California.

    In fiscal 1998, the company completed the acquisition of Exmark, a leading manufacturer of equipment for the professional landscape contractor industry. In exchange for all of the capital stock of Exmark, the company issued 598,051 shares of its common stock and paid $5.5 million in cash. In addition, under the terms of the purchase agreement, the company was required to make contingent payments to Exmark shareholders if Exmark's post-acquisition earnings and sales growth from November 1, 1997 through October 31, 1999 exceed minimum levels established in the purchase agreement. The maximum amount of these contingent payments was $28.0 million. Contingent payments were paid with a combination of cash and the company's common stock. The company issued 511,991 shares of Toro Common Stock valued at $13.1 million and paid $1.8 million of cash in January 1999 for the fiscal 1998 contingent payment. The company issued 309,309 shares of Toro Common Stock valued at $10.5 million and paid $1.6 million of cash in January 2000 related to the fiscal 1999 contingent payment.

    The acquisitions described above, except for the equity investment in ProShot, were accounted for using the purchase accounting method and, accordingly, the purchase price was allocated based on the estimated fair values of assets acquired and liabilities assumed on the date of acquisition. The excess purchase price over the estimated fair value of net tangible assets acquired was recorded as goodwill, and is being amortized on a straight-line basis over a 5 to 20 year period.

    During fiscal 1999, Toro sold the licensing rights and certain assets of its outdoor lighting business. The company also completed the sale of its professional fertilizer and recycling equipment businesses, of which a $5.3 million impairment loss was recorded in fiscal 1998 related to the restructuring of portions of these businesses.

3.  SPECIAL CHARGES

    In fiscal 1999, the company recorded a restructuring charge of $3,118,000 for asset write-downs and severance costs for management, sales force changes and plant employees related to the closure of an Australian manufacturing facility. Other unusual expense was reduced by $1,386,000 relating to the reversal for the unused portion of the one-time residential marketing programs accrued in fiscal 1998 discussed below. Restructuring expenses included approximately $1,549,000 of cash charges primarily related to severance costs, and approximately $1,569,000 of net non-cash charges related to the write-down of assets.

    In fiscal 1998, the company recorded a charge of $15,042,000 for restructuring and other unusual expenses. The restructuring charges of $5,770,000 consisted of $4,359,000 for the severance and asset write-down related to the closure of two manufacturing facilities and $1,411,000 for other severance costs. Other unusual expenses consisted of $5,321,000 for the impairment loss related to the expected sale of the recycling equipment business and portions of the professional fertilizer business, and $3,951,000 for special marketing programs. These programs consisted of one-time rebates and co-op advertising credits designed to reduce certain residential field inventories by providing incentives to increase retail sales in preparation for anticipated changes in warehousing and transportation. Restructuring and other unusual expenses included approximately $8,600,000 of cash charges primarily related to severance and marketing programs, and approximately $6,400,000 of non-cash charges related to the write-down of assets.

    At October 31, 1998, the company had $10,716,000 of restructuring and other unusual expense remaining in other accrued liabilities. During fiscal 1999, the company utilized or reversed $11,565,000 of these reserves and accrued an additional $3,118,000 of restructuring charges, leaving $2,269,000 remaining in accrued liabilities for restructuring and other unusual expense at October 31, 1999. The company expects most of these reserves to be utilized by the first quarter of fiscal 2000, except for its closed facilities available for sale.

4.  OTHER INCOME, NET

    Other income (expense) is as follows:

	Years ended October 31
	1999	1998	1997
	(Dollars in thousands)
Interest income	$2,015	$853	$1,129
Gross finance charge revenue	4,082	4,489	4,633
Royalties	1,930	1,815	1,870
Exchange rate losses	(1,691)	(602)	(328)
Miscellaneous	162	1,918	593

Total	$6,498	$8,473	$7,897

5.  SHORT-TERM CAPITAL RESOURCES

    At October 31, 1999, the company had available committed unsecured lines of credit with domestic banks in the aggregate of $267,000,000. Interest expense on these credit lines are based on LIBOR plus a basis point spread defined in the current loan agreements. Most of these agreements also require the company to pay a fee of 0.175 - 0.200 percent per year on the available lines of credit, which is included in interest expense. The company also has bankers' acceptance agreements under which an additional $40,000,000 of credit lines are available. The company's non-U.S. operations maintain unsecured short-term lines of credit of $18,705,000. These facilities bear interest at various rates depending on the rates in their respective countries of operations.

    The company had $56,461,000 outstanding at October 31, 1999 and $31,000,000 outstanding at October 31, 1998 under these lines of credit. The weighted-average interest rate on short-term debt outstanding at October 31, 1999 and 1998 was 5.82 percent and 5.64 percent, respectively.

6.  LONG-TERM DEBT

    A summary of long-term debt is as follows:

	October 31
	1999	1998
	(Dollars in thousands)
Industrial Revenue Bond due June 1999-2004 with various interest rates	$1,565	$2,650
7.000% Notes, due February 17, 2003	15,761	15,761
7.125% Notes, due June 15, 2007	75,000	75,000
Industrial Revenue Bond due November 1, 2017 at 4.500%	3,600	3,600
7.800% Debentures, due June 15, 2027	100,000	100,000
Other	311	413

	196,237	197,424
Less current portion	637	580

Long-term debt, less current portion	$195,600	$196,844

    In June 1997, the company issued $175.0 million of debt securities consisting of $75.0 million of 7.125 percent coupon 10-year Notes and $100.0 million of 7.800 percent coupon 30-year Debentures. The proceeds from the debt securities issued were used, in part, to repay short-term indebtedness, which was primarily related to the acquisition of James Hardie Irrigation Group, and to redeem on August 1, 1997 the company's $50.0 million principal amount of 11% Sinking Fund Debentures. The company paid a prepayment penalty of $2.8 million for the early retirement of the 11% Debentures. This penalty is reported in the Consolidated Statements of Earnings and Comprehensive Income as an extraordinary loss, net of the related income tax benefit.

    In connection with the issuance of the $175.0 million in long-term debt securities, the company paid $23.7 million to terminate three forward-starting interest rate swap agreements with notional amounts totaling $125.0 million. These swap agreements had been entered into to reduce exposure to interest rate risk prior to the issuance of the new long-term debt securities. At the inception of one of the swap agreements, the company had received payments, which were recorded as deferred income to be recognized as an adjustment to interest expense over the term of the new debt securities. At the date the swaps were terminated, this deferred income totaled $18.7 million. The excess termination fees over the deferred income recorded has been deferred and is being recognized as an adjustment to interest expense over the term of the new debt securities issued.

    Principal payments required on long-term debt in each of the next five years ending October 31 are as follows: 2000, $637,000; 2001, $461,000; 2002, $471,000; 2003, $16,068,000; 2004, $0; and after 2004, $178,600,000.

7.  INCOME TAXES

    A reconciliation of the statutory federal income tax rate to the company's consolidated effective tax rate is summarized as follows:

	Years ended October 31
	1999	1998	1997
Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (reduction) in income taxes resulting from:
Benefit from foreign sales corporation	(3.0)	(17.6)	(1.4)
State and local income taxes, net of federal income tax benefit	2.8	1.7	2.9
Effect of foreign source income	0.1	(10.0)	0.9
Goodwill amortization	3.5	26.0	2.3
Other, net	0.6	4.4	(0.2)

Consolidated effective tax rate	39.0%	39.5%	39.5%

    Components of the provision for income taxes are as follows:

	Years ended October 31
	1999	1998	1997
	(Dollars in thousands)
Current:
Federal	$25,864	$4,558	$15,985
State	3,342	345	1,445

Current provision	29,206	4,903	17,430

Deferred:
Federal	(5,911)	(2,060)	4,182
State	(881)	(172)	1,137

Deferred provision	(6,792)	(2,232)	5,319

Total provision for income taxes	$22,414	$2,671	$22,749

    The tax effects of temporary differences that give rise to the net deferred income tax assets at October 31, 1999 and 1998 are presented below:

	1999	1998
	(Dollars in thousands)
Allowance for doubtful accounts	$4,210	$4,357
Inventory items	4,730	3,435
Depreciation	8,882	3,763
Warranty reserves	18,448	16,944
Employee benefits	7,346	6,491
Other nondeductible accruals	6,152	7,770

Deferred income tax assets	$49,768	$42,760

    During the years ended October 31, 1999, 1998 and 1997, respectively, $573,000, $491,000 and $2,611,000 was added to additional paid-in capital in accordance with APB No. 25 reflecting the permanent book to tax difference in accounting for tax benefits related to employee stock option transactions.

8.  STOCKHOLDERS' EQUITY

    Changes in the components of stockholders' equity during the fiscal years ended 1999, 1998, and 1997 were as follows:

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Comprehensive Loss	Total
	(Dollars in thousands, except per share data)

Balance at October 31, 1996	$12,032	$28,462	$173,630	$(557)	$213,567

Dividends paid on common stock ($0.48 per share)	—	—	(5,794)	—	(5,794)
Issuance of 389,101 shares under stock option plans	389	8,018	—	—	8,407
Purchase of 232,000 shares of common stock	(232)	(7,720)	—	—	(7,952)
Other comprehensive loss	—	—	—	(4,521)	(4,521)
Tax benefits related to employee stock option transactions	—	2,611	—	—	2,611
Net earnings	—	—	34,845	—	34,845

Balance at October 31, 1997	$12,189	$31,371	$202,681	$(5,078)	$241,163

Dividends paid on common stock ($0.48 per share)	—	—	(6,162)	—	(6,162)
Issuance of 82,386 shares under stock option plans	83	2,136	—	—	2,219
Issuance of 598,051 shares of common stock for acquisition of Exmark	598	24,172	—	—	24,770
Purchase of 100,000 shares of common stock	(100)	(1,624)	—	—	(1,724)
Other comprehensive loss	—	—	—	(1,448)	(1,448)
Tax benefits related to employee stock option transactions	—	491	—	—	491
Net earnings	—	—	4,090	—	4,090

Balance at October 31, 1998	$12,770	$56,546	$200,609	$(6,526)	$263,399

Dividends paid on common stock ($0.48 per share)	—	—	(6,136)	—	(6,136)
Issuance of 164,612 shares under stock option plans	164	3,969	—	—	4,133
Issuance of 511,991 shares of common stock for Exmark contingent payment	512	12,543	—	—	13,055
Purchase of 876,852 shares of common stock	(877)	(28,288)	—	—	(29,165)
Other comprehensive loss	—	—	—	(1,255)	(1,255)
Tax benefits related to employee stock option transactions	—	573	—	—	573
Net earnings	—	—	35,059	—	35,059

Balance at October 31, 1999	$12,569	$45,343	$229,532	$(7,781)	$279,663

    Under the terms of a Rights Agreement effective May 20, 1998, each share of the company's common stock entitles its holder to one preferred share purchase right. Each right entitles the registered holder to purchase from the company one one-hundredth of a share of Series B Junior Participating Voting Preferred Stock, $1.00 par value, at a price of $180 per one one-hundredth of a Preferred Share. The rights become exercisable and tradable 10 days after a person or a group acquires 15 percent or more, or makes an offer to acquire 15 percent or more, of the company's outstanding common stock. At no time do the rights have any voting power. The rights may be redeemed by the company for $0.01 per right at any time prior to the time that a person or group has acquired beneficial ownership of 15 percent or more of the common shares.

9.  STOCK-BASED COMPENSATION PLANS

    Under the company's stock option plans, certain employees and non-employee directors have been granted options to purchase shares of common stock at prices equal to the fair market value on the date the option was granted. The stock options are generally exercisable immediately, and expire five to ten years after the date of grant.

    Under The Toro Company 1993 Stock Option Plan, 1,600,000 shares are authorized for issuance, and under The Toro Company Directors Stock Option Plan, 65,000 shares are authorized for issuance. At October 31, 1999, 339,565 shares were available for future grants under The Toro Company 1993 Stock Option Plan, and 26,121 shares were available for future grants under The Toro Company Directors Stock Option Plan.

    In connection with the acquisition of Drip In in fiscal 1998, the company granted Drip In's former owner an option to purchase 80,000 shares of common stock at a price based on the fair market value prior to the closing of the acquisition. In fiscal 1999, the option was cancelled due to the voluntary employment termination of the former owner of Drip In.

    Performance-based stock options were previously granted under the Continuous Performance Award Plan (CPAP), which was terminated in fiscal 1999. The company cancelled all unvested options. Options granted under this plan totaled 53,871 and 40,474 in the fiscal years 1998 and 1997, respectively. CPAP options cancelled were 104,806, 26,607, and 33,812 during the fiscal years 1999, 1998, and 1997, respectively.

    The company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. Accordingly, no compensation expense has been recognized for stock option grants, except with respect to performance-based options. The company recognized compensation expense of $0, $267,000, and $545,000 for the fiscal years ended 1999, 1998, and 1997, respectively. If the company elected to recognize compensation expense consistent with the methodology prescribed in SFAS 123,

"Accounting for Stock-Based Compensation," the company's net earnings and dilutive earnings per share would have been as follows:

	Years ended October 31
	1999	1998	1997
	(Dollars in thousands, except per share data)
Net earnings, as reported	$35,059	$4,090	$34,845
Pro forma net earnings	33,150	2,626	34,289

Dilutive earnings per share, as reported	$2.64	$0.31	$2.80
Pro forma dilutive earnings per share	2.50	0.20	2.75

    The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years ended October 31
	1999	1998	1997
Risk-free interest rate	4.67%	5.71%	5.75%
Expected life of option in years	4.4	3.9	3.1
Expected dividend yield	1.5%	0.8%	1.5%
Expected stock volatility	30%	21%	20%

    The weighted average fair market value of options was estimated to be $6.85, $10.01, and $6.14 per share for the years ended October 31, 1999, 1998, and 1997, respectively.

    A summary of stock option activity under the plans described above is presented below:

	Options outstanding	Weighted average exercise price
October 31, 1996	1,107,858	$21.25

Granted	251,620	32.74
Exercised	(443,516)	21.93
Cancelled	(33,812)	24.49

October 31, 1997	882,150	$24.06

Granted	397,882	41.97
Exercised	(103,792)	25.37
Cancelled	(64,514)	31.55

October 31, 1998	1,111,726	$29.92

Granted	379,976	24.88
Exercised	(172,474)	25.63
Cancelled	(227,595)	37.32

October 31, 1999	1,091,633	$27.30

    The table below presents the number, weighted average remaining contractual life, and weighted average exercise price for options outstanding at October 31, 1999:

Exercise price range	Number of options	Weighted average exercise price	Weighted average remaining contractual life
Options exercisable at October 31, 1999
$14.750	300,000	$14.75	2.1 years
$22.563—$24.938	184,796	24.84	4.1 years
$24.938	140,400	24.94	9.1 years
$29.000—$29.125	120,267	29.00	0.8 years
$31.750—$36.375	130,662	33.85	2.0 years
$43.375—$43.500	215,508	43.50	3.1 years

Total	1,091,633	$27.30	3.4 years

    In fiscal 1999, the company's stockholders adopted The Toro Company Performance Share Plan (long-term incentive plan). Under this long-term incentive plan, Performance Shares are granted to key employees of the company. A Performance Share is the right to receive shares of Common Stock or deferred Common Stock units, contingent on the achievement of performance goals of the company, generally over a three-year period. The number of shares of Common Stock authorized for issuance under the long-term incentive plan is 500,000. The number of shares of common stock a participant will receive will be increased (up to 200 percent) or reduced (down to zero) from target levels based on the level of achievement of performance goals. During fiscal 1999, 274,600 Performance Shares were granted for one year and two year transition periods and the usual three year period. The company recognized compensation expense related to this plan of $3,502,000 in fiscal 1999.

    In fiscal 1998, the company's stockholders amended The Toro Company Annual Management Incentive Plan II (annual incentive plan) to add a Common Stock acquisition and retention feature (Stock Retention Award). If the Compensation Committee of the Board of Directors grants a Stock Retention Award, the participant may elect to convert up to 50 percent of a cash bonus award into Common Stock. The participant may alternatively elect to defer up to 50 percent of the cash bonus through The Toro Company Deferred Compensation Plan for Officers into units having a value based on shares of Common Stock. In either case, the participant receives additional compensation in the form of one additional share or unit of Common Stock for every two shares or units acquired upon conversion. This match vests in increments of 25 percent of the total number of matching shares or units at the end of each of the second, third, fourth, and fifth years. Compensation expense related to this plan was $2,322,000 and $0 for fiscal years 1999 and 1998, respectively.

    On July 31, 1995, the company issued 17,467 shares of restricted stock and 17,467 performance units to the CEO under the terms of the Chief Executive Officer Succession Plan. The value of each performance unit is equal to the fair market value of a share of common stock. The restricted stock and performance units vest based upon achievement of specified succession planning goals. Dividends are paid with respect to the restricted stock and those shares may be voted. Portions of the restricted stock and performance unit awards will be forfeited if specified goals are not achieved at various dates, ending on October 31, 2003 or termination of employment. 2,620 shares and units vested as of October 31, 1999. Compensation expense related to this plan was $178,000, $89,000, and $350,000 for the fiscal years ended 1999, 1998, and 1997, respectively.

10.  EMPLOYEE BENEFIT PROGRAMS

    The company maintains the following significant plans for eligible employees:

  •
  The Toro Company Investment and Savings Plan

  •
  The Toro Company Employee Stock Ownership Plan

The company's expenses under these plans were $12,370,000, $11,245,000, and $10,797,000 for fiscal years ended 1999, 1998, and 1997, respectively.

    In addition, the company and its subsidiaries have supplemental and other retirement plans covering certain employees. The expense related to these plans was not significant.

11.  SEGMENT DATA

    Toro develops, manufactures, and sells a wide variety of turf maintenance products used in the professional and residential markets. The company's principal businesses are based on Toro's ability to provide comprehensive, integrated solutions that create, maintain, enhance, and conserve beautiful landscapes. The company's reportable segments are strategic business units that offer different products and services and are managed separately based on the fundamental differences in their operations.

REPORTABLE SEGMENTS

    The professional segment consists of turf equipment and irrigation products. Turf equipment products include golf mowing equipment, landscape contractor mowing equipment, and other maintenance equipment. Irrigation products consist of sprinkler heads, electric and hydraulic valves, controllers, computer irrigation central control systems, and agricultural drip tape and hose products. These products are sold mainly through a network of distributors to professionals who maintain golf courses, sports fields, municipal properties, agricultural grounds, and commercial and residential landscapes.

    The residential segment consists of walk power mowers, riding mowers and tractors, snowthrowers, homeowner-installed irrigation systems, replacement parts, and electric home solution products, including trimmers, blower vacuums, and hedge trimmers. These products are sold to homeowners through a network of distributors and dealers, and through a broad array of hardware stores, home centers, and mass retailers.

    The other segment consists of company-owned distributor operations and corporate activities, including corporate financing activities and elimination of intersegment revenues and expenses. Corporate activities include general corporate expenditures (finance, human resources, legal, information services, public relations, and similar activities) and certain unallocated corporate assets and liabilities, including corporate facilities, financing receivables, and deferred tax assets.

    The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1. The company evaluates the performance of its professional and residential business segment results based on earnings (loss) before income taxes, interest expense, and extraordinary charges. The other segment operating loss includes earnings (loss) from operations, corporate activities, other income, net, and interest expense. The business segment's operating profits or losses include direct costs incurred at the segment's operating level plus allocated expenses including profit sharing and manufacturing expenses. The allocated expenses represent costs, which these operations would have incurred otherwise, but do not include general corporate expenses, interest expense, and income taxes. The company accounts for intersegment sales at current market prices.

    The following table shows the summarized financial information concerning the company's reportable segments:

	Years ended October 31
	Professional(1)	Residential(2)	Other	Total
	(Dollars in thousands)
1999
Net sales	$807,382	$447,866	$19,749	$1,274,997
Intersegment net sales	45,968	11,531	(57,499)	—
Segment profit (loss) before income tax and extraordinary loss	112,928	21,215	(76,670)	57,473
Total assets	439,271	148,070	199,837	787,178
Capital expenditures	23,674	4,244	1,924	29,842
Depreciation and amortization	21,187	13,923	3,995	39,105

1998
Net sales	$706,771	$397,564	$6,099	$1,110,434
Intersegment net sales	20,575	2,923	(23,498)	—
Segment profit (loss) before income tax and extraordinary loss	78,262	(15,077)	(56,424)	6,761
Total assets	387,267	175,582	161,142	723,991
Capital expenditures	16,624	7,855	9,414	33,893
Depreciation and amortization	23,207	13,368	465	37,040

1997
Net sales	$569,258	$478,093	$3,853	$1,051,204
Intersegment net sales	17,640	3,234	(20,874)	—
Segment profit (loss) before income tax and extraordinary loss	76,758	28,355	(44,769)	60,344
Total assets	307,933	164,164	189,537	661,634
Capital expenditures	6,493	15,753	14,777	37,023
Depreciation and amortization	20,384	9,117	1,377	30,878

(1)
Includes restructuring and other unusual expense of $1.2 million in fiscal 1999 and $7.5 million in fiscal 1998.

(2)
Includes restructuring and other unusual expense of $0.5 million in fiscal 1999, $6.7 million in fiscal 1998, and $2.6 million in fiscal 1997. The following table presents the details of the other segment profit (loss) before income taxes and extraordinary loss:

	Years ended October 31
	1999	1998	1997
	(Dollars in thousands)
Corporate expenses	$(70,090)	$(55,657)	$(49,814)
Restructuring and other unusual expenses	—	(858)	—
Interest expense, net	(23,913)	(25,428)	(19,900)
Finance charge revenue	4,082	4,489	4,633
Elimination of corporate financing expense	16,804	17,551	17,388
Other	(3,553)	3,479	2,924

Total	$(76,670)	$(56,424)	$(44,769)

GEOGRAPHIC DATA

    The following geographic area data includes net sales based on product shipment destination, and net property, plant, and equipment is based on physical location in addition to allocated capital tooling from United States plant facilities.

	Years ended October 31
	United States	Foreign Countries	Total
	(Dollars in thousands)
1999
Net sales	$1,022,499	$252,498	$1,274,997
Net property, plant, and equipment	116,361	7,811	124,172

1998
Net sales	$874,494	$235,940	$1,110,434
Net property, plant, and equipment	115,729	11,408	127,137

1997
Net sales	$818,396	$232,808	$1,051,204
Net property, plant, and equipment	107,177	9,675	116,852

12.  COMMITMENTS AND CONTINGENT LIABILITIES

    As of October 31, 1999, future minimum lease payments under capital leases totaled $611,000. Total rental expense for operating leases was $13,297,000, $11,962,000, and $12,467,000 for the fiscal years ended 1999, 1998, and 1997, respectively. At October 31, 1999, future minimum lease payments under noncancelable operating leases amounted to $26,880,000 as follows: 2000, $8,894,000; 2001, $7,546,000; 2002, $5,045,000; 2003, $3,060,000; 2004, $1,328,000; and beyond, $1,007,000.

    Debts incurred by certain distributors, aggregating $3,676,000 at October 31, 1999 and $4,172,000 at October 31, 1998, have been guaranteed by the company.

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

    To prevent possible infringement of its patents by others, the company periodically reviews competitors' products. Furthermore, to avoid potential liability with respect to others' patents, the company regularly reviews patents issued by the U.S. Patent Office and foreign patent offices as needed. This patent program, consisting of both types of activities, helps the company take action against others when deemed necessary and helps minimize risk. The company is currently involved both in cases where it is the plaintiff and cases where it is the defendant. While the ultimate results of these cases are unknown at this time, management believes that the outcome of these cases is unlikely to have a material adverse effect on the consolidated financial results of the company but could potentially have a positive impact.

13.  FINANCIAL INSTRUMENTS

OFF-BALANCE SHEET RISK

    Letters of credit are issued by the company during the ordinary course of business, as required by certain vendor contracts, through major domestic banks. As of October 31, 1999 and 1998, the company had $20,165,000 and $28,007,000, respectively, in outstanding letters of credit.

CONCENTRATIONS OF CREDIT RISK

    Financial instruments, which potentially subject the company to concentrations of credit risk, consist principally of accounts receivable, which are concentrated in two business segments, professional and residential markets for outdoor maintenance equipment. The credit risk associated with these segments is limited because of the large number of customers in the company's customer base and their geographic dispersion.

FOREIGN CURRENCY INVESTMENTS

    The company has entered into various foreign currency exchange contracts designed to manage its exposure to exchange rate fluctuations on foreign currency transactions. These instruments used as hedges are managed to reduce the risk associated with the exposure being hedged and are designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments must be highly correlated with changes in market values of underlying hedged items both at inception of the hedge and over the life of the hedge contract. Gains and losses on foreign currency contracts are recorded in the Consolidated Statements of Earnings and Comprehensive Income. The company also enters into forward currency exchange contracts on behalf of certain distributors in order to cover a portion of the payments owed by the distributor to the company. Any currency losses incurred by the company are reimbursed by the distributor.

    The following forward exchange contracts held by the company have maturity dates in fiscal year 2000. All items are non-trading and stated in U.S. dollars. The average contracted rate, notional amount, and fair value impact at October 31, 1999 were as follows:

Dollars in thousands (except average contracted rate)	Average Contracted Rate	Notional Amount	Fair Value Impact Gain (Loss)
Buy US $/Sell Australian dollar	.6502	$11,159.3	$178.1
Buy US $/Sell Canadian dollar	1.4872	6,253.4	(100.9)
Buy US $/Sell British pound	.6225	1,478.0	(34.4)
Buy German mark/Sell US $	1.8436	1,627.3	5.8
Buy Japanese yen/Sell US $	114.8800	6,963.6	889.3

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

    At October 31, 1999, the estimated fair value of long-term debt with fixed interest rates was $185,900,000 compared to its carrying value of $196,237,000. The fair value is estimated by discounting the projected cash flows using the rate at which similar amounts of debt could currently be borrowed.

14.  QUARTERLY FINANCIAL DATA (UNAUDITED)

    Summarized quarterly financial data for fiscal 1999 and fiscal 1998 is as follows:

	Fiscal Year Ended October 31, 1999
Quarter (Dollars in thousands, except per share data)
	First		Second		Third		Fourth
Net sales	$250,761		$433,108		$325,317		$265,811
Gross profit	87,944		152,853		125,839		92,953
Restructuring and other unusual expense	—		—		722		1,010
Net earnings (loss)	796		24,090		10,323		(150)
Basic net earnings (loss) per share	0.06		1.86		0.80		(0.01)
Dilutive net earnings (loss) per share	0.06		1.83		0.78		(0.01)
Dividends per share of common stock	0.12		0.12		0.12		0.12
Market price of common stock—
High sales price	35	1/8	35	5/16	39	1/2	38	1/4
Low sales price	22	3/16	28	3/4	32	7/16	34	1/4
	Fiscal Year Ended October 31, 1998
Quarter (Dollars in thousands, except per share data)
	First(1)		Second(2)		Third		Fourth
Net sales	$210,059		$379,686		$290,993		$229,696
Gross profit	73,052		132,949		101,280		77,035
Restructuring and other unusual expense	—		—		10,452		4,590
Net earnings (loss)	(1,061)		20,053		(2,553)		(12,349)
Basic net earnings (loss) per share	(0.08)		1.56		(0.20)		(0.96)
Dilutive net earnings (loss) per share	(0.08)		1.53		(0.20)		(0.96)
Dividends per share of common stock	0.12		0.12		0.12		0.12
Market price per share of common stock—
High sales price	46	5/16	40	15/16	37	10/16	27	9/16
Low sales price	38	1/2	36	3/16	26	3/4	16	1/2

As of January 7, 2000, the company had 6,073 stockholders of record.

(1)
The company's consolidated financial statements include results of operations of Exmark from November 1, 1997, date of acquisition.

(2)
The company's consolidated financial statements include results of operations of Drip In from February 1, 1998, date of acquisition.

THE TORO COMPANY

ELEVEN-YEAR SELECTED FINANCIAL DATA

	Years ended October 31(1)
	1999		1998(3)		1997(5)		1996		1995		1994		1993		1992		1991		1990(6)	1989
	(Dollars and shares in thousands, except per share data)
OPERATING RESULTS:
Net sales	$1,275,000		$1,110,400		$1,051,200		$930,900		$919,400		$864,300		$706,600		$638,700		$706,200		$747,300	$639,200
Net sales growth from prior year	14.8%		5.6%		12.9%		1.3%		6.4%		22.3%		10.6%		(9.6)%		(5.5)%		16.9%	2.1%
Net earnings (loss), before extraordinary loss(2)(4)	$35,100		$4,100		$36,500		$36,400		$32,400		$32,400		$15,300		$(21,700)		$9,100		$8,400	$20,000
Percentage of net sales	2.7%		0.4%		3.5%		3.9%		3.5%		3.8%		2.2%		(3.4)%		1.3%		1.1%	3.1%
Net earnings (loss)(2)	$35,100		$4,100		$34,800		$36,400		$32,400		$32,400		$15,300		$(21,700)		$9,100		$8,400	$20,000
Dilutive earnings (loss) per share, before extraordinary loss(2)(4)	2.64		0.31		2.93		2.90		2.50		2.49		1.22		(1.81)		0.77		0.84	1.90
Return on average stockholders' equity	12.9%		1.6%		15.3%		18.0%		17.5%		20.2%		11.4%		(15.5)%		6.1%		6.8%	21.7%
SUMMARY OF FINANCIAL POSITION:
Current assets	$531,700		$479,400		$472,000		$405,000		$386,300		$373,400		$326,100		$324,200		$322,000		$306,800	$271,200
Current liabilities	305,800		258,200		237,800		207,900		221,200		197,200		169,200		132,500		103,800		133,000	125,000
Working capital	225,900		221,200		234,200		197,100		165,100		176,200		156,900		191,700		218,200		173,800	146,200
Long-term debt, less current portion	195,600		196,800		177,700		53,000		53,400		70,400		87,300		147,900		154,100		125,300	95,600
Stockholders' equity	279,700		263,400		241,200		213,600		190,900		178,700		141,900		126,400		153,400		146,300	99,300
Debt to capitalization ratio	47.5%		46.4%		47.6%		30.7%		36.6%		33.8%		46.5%		56.5%		51.9%		54.3%	54.7%
OTHER STATISTICAL DATA:
EBITDA(2)(7)	$120,500		$69,200		$111,100		$91,900		$82,700		$85,400		$59,000		$8,500		$54,800		$51,100	$60,200
Book value per share of common stock	22.25		20.63		19.79		17.75		15.69		14.05		11.47		10.50		12.84		12.34	9.98
Dividends per share of common stock	0.48		0.48		0.48		0.48		0.48		0.48		0.48		0.48		0.48		0.48	0.48
Number of shares of common stock outstanding	12,569		12,770		12,189		12,032		12,168		12,720		12,370		12,041		11,950		11,859	9,946
Number of common stockholders(8)	6,162		6,364		6,560		6,841		7,243		7,541		7,968		8,386		8,503		7,706	7,527
Market price range—
High price	$39	1/2	$46	5/16	$43	3/4	$36	1/4	$32	1/4	$30	1/2	$26	3/4	$17	1/2	$20	1/2	$30	$24	3/8
Low price	22	3/16	16	1/2	31	1/2	28	3/8	25	5/8	20	7/8	14	1/8	11	3/8	11		12	17	7/8
Average number of employees	4,923		4,695		4,309		3,610		3,638		3,434		3,117		3,084		3,580		3,771	3,068

(1)
In 1995, the company changed its fiscal year end from July 31 to October 31. Therefore, actual date of the year-end for years prior to 1995 are unaudited and were restated to include twelve months of data through the Friday closest to October 31 for comparative purposes.

(2)
1999, 1998, 1997, and 1992 includes restructuring and other unusual expense of $1.7 million, $15.0 million, $2.6 million, and $24.9 million, respectively.

(3)
The company's consolidated financial statements include results of operations of Exmark from November 1, 1997 and Drip In from February 1, 1998, dates of acquisition.

(4)
1997 net earnings and dilutive earnings per share after extraordinary loss on early retirement of debt of $1,663,000, or $0.13 per dilutive share, were $34,845,000 and $2.80, respectively.

(5)
The company's consolidated financial statements include results of operations of the James Hardie Irrigation Group from December 1, 1996, the date of acquisition.

(6)
The company's consolidated financial statements include results of operations of Lawn-Boy Inc. from November 7, 1989, the date of acquisition.

(7)
Earnings before interest, taxes, depreciation, amortization, and extraordinary loss.

(8)
Represents the number of stockholders at July 31 for the years starting in 1989 and ending in 1994.

BOARD OF DIRECTORS	OFFICERS

Ronald O. Baukol (C/E/N)
Executive Vice President
International Operations
3M
St. Paul, Minnesota
Robert C. Buhrmaster (A/E/N)
Chairman, President, and
Chief Executive Officer
Jostens, Inc.
Minneapolis, Minnesota
Winslow H. Buxton (A/E/N)
Chairman and Chief Executive Officer
Pentair, Inc.
St. Paul, Minnesota
Janet K. Cooper (A*/C)
Vice President, Finance and Controller
U.S. West
Denver, Colorado
Kendrick B. Melrose (E*/N**)
Chairman and Chief Executive Officer
The Toro Company
Alex A. Meyer (A/C)
Retired
Amana Refrigeration, Inc.
Amana, Iowa
Robert H. Nassau (C/N)
Former President and Chief Executive Officer
St. Raymond Wood Products Holding Limited
Boston, Massachusetts
Dale R. Olseth (C*/E)
Chairman and Chief Executive Officer
SurModics, Inc.
Minneapolis, Minnesota
Gregg W. Steinhafel (A/E)
President
Target Stores
Minneapolis, Minnesota
Christopher A. Twomey (C/N)
President and Chief Executive Officer
Arctic Cat Inc.
Thief River Falls, Minnesota
Edwin H. Wingate (A/N*)
Retired
Dayton Hudson Corporation
Minneapolis, Minnesota
(A) Audit Committee Member
(C) Compensation Committee Member
(E) Executive Committee Member
(N) Nominating Committee Member
*  Committee Chairman
** Ex-officio Non-voting Member

Kendrick B. Melrose
Chairman and Chief Executive Officer†
J. David McIntosh
Executive Vice President
Professional Businesses and International†
Dennis P. Himan
Vice President and General Manager
Landscape Contractor Businesses†
Michael J. Hoffman
Vice President and General Manager
Commercial Business†
William D. Hughes
Vice President and General Manager
Consumer Business†
Randy B. James
Vice President and Controller†
Stephen D. Keating
Assistant Treasurer, Investor Relations
Ram N. Kumar
Vice President, Distributor Development
and New Businesses
J. Lawrence McIntyre
Vice President, Secretary and General Counsel†
Karen M. Meyer
Vice President, Administration†
Richard W. Parod
Vice President and General Manager
U.S. Irrigation Business†
N. Jeanne Ryan
Assistant Secretary
Stephen P. Wolfe
Vice President Finance, Treasurer and
Chief Financial Officer†
† Executive officers subject to Section 16

STOCKHOLDERS' INFORMATION
DIVIDENDS
Communications concerning transfer requirements, address changes, dividends and lost certificates should be addressed to:

Shareholder Assistance
Norwest Bank Minnesota, N.A.
P.O. Box 64854
St. Paul, Minnesota 55164-0854
651-450-4064
1-800-468-9716
email: stocktransfer@norwest.com

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

FORM 10-Q
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
March 29, 2000, 3:00 p.m. (CST)
The Toro Company Corporate Offices
8111 Lyndale Avenue South
Bloomington, Minnesota 55420-1196

WORLDWIDE LOCATIONS
UNITED STATES
Abilene, Texas
Baraboo, Wisconsin
Beatrice, Nebraska
Bloomington, Minnesota
Dallas, Texas
El Cajon, California
El Paso, Texas
Evansville, Indiana
Houston, Texas
Itaska, Illinois
Laguna, California
Lakeville, Minnesota
Lincoln, Nebraska
Madera, California
Mountaintop, Pennsylvania
Oxford, Mississippi
Plymouth, Minnesota
Plymouth, Wisconsin
Riverside, California
San Antonio, Texas
Sanford, Florida
Shakopee, Minnesota
Tomah, Wisconsin
Windom, Minnesota
AROUND THE WORLD
Balcatta, Australia
Beverley, Australia
Braeside, Australia
Eagle Farm, Australia
Fiano Romano, Italy
Juarez, Mexico
Monterotondo, Italy
Oevel, Belgium
Parramatta, Australia

QuickLinks

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS THE TORO COMPANY

THE TORO COMPANY SELECTED FINANCIAL DATA

THE TORO COMPANY REPORT OF MANAGEMENT
INDEPENDENT AUDITORS' REPORT

THE TORO COMPANY CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
THE TORO COMPANY CONSOLIDATED BALANCE SHEETS

THE TORO COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS